Form 20-F
period 2005-06-30
Ripple Lake Diamonds Inc.
filed 2005-12-30
CIK 1321847

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

  X

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended       June 30, 2005

Or

____

Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from  __________________ to ____________________

Or

_____

Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report _____________________

For the transition period from _________________ to _______________________

Commission file number  000-51236

RIPPLE LAKE DIAMONDS INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#305, 595 Howe Street

Vancouver, British Columbia, V6C 2T5

(Address of principal executive offices)

Securities to be registered pursuant to section 12 (b) of the Act:  None

Securities to be registered pursuant to section 12(g) of the Act:  Common Shares, no par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to section 15(d) of the Act:   None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Each Class

Outstanding at June 30, 2005

Common Shares, no par value

23,289,550

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes

X

No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

X

Yes

No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

No

Indicate by check mark which financial statement item the registrant has elected to follow.

X

Item 17

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

Yes

X

No

--

TABLE OF CONTENTS

Part

Item

Page

Forward-Looking Statements

4

I

1

Identity of Directors, Senior Management and Advisors

  4

2

Offer Statistics and Expected Timetable

  4

3

Key Information

  4

Selected Financial Data

4

Exchange Rate Data

5

Capitalization and Indebtedness

6

Reason for the Offer and Use of Proceeds

6

Risk Factors

6

4

Information on the Company

9

History and Development of the Company

9

Business Overview

10

Property Plants and Equipment

22

5

Operating and Financial Review and Prospects

22

Financing Activities

23

Operating Results

24

Liquidity and Capital Resources

24

Research and Development

25

Patents and Licenses

25

Trend Information

25

Off-Balance Sheet Information

25

Contractual Obligations

26

Safe Harbor

26

6

Directors, Senior Management and Employees

26

Directors and Senior Management

26

Compensation

28

Board Practices

30

Employees

30

Share Ownership

30

Options to Purchase Securities

32

7

Major Shareholders and Related Party Transactions

35

Major Shareholders

35

Related Party Transactions

35

8

Financial Information

35

Statements and Other Financial Information

35

Significant Changes

36

9

The Offer and Listing

36

Offer and Listing

32

Plan of Distribution

36

Markets

36

Selling Shareholders

37

Dilution

37

Expenses of the Issue

37

10

Additional Information

37

Share Capital

37

Memorandum and Articles of Association

37

Material Contracts

39

Exchange Controls

40

Taxation

40

Dividends and Paying Agents

41

Statement By Experts

41

Documents on Display

41

Subsidiary Information

41

11

Quantitative and Qualitative Disclosure about Market Risk

42

12

Description of Securities Other than Equity Securities

42

II

13

Default, Dividend Arrearages and Delinquencies

42

14

Material Modifications to the Rights of Security Holders

42

15

Controls and Procedures

42

16A

Audit committee Financial Expert

43

16B

Code of Ethics

43

16C

Principal Accountant Fees and Services

43

16D

Exemptions from the Listing Standards for Audit Committees

43

16E

Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

43

III

17

Financial Statements

43

18

Financial Statements

44

19

Exhibits

44

Signatures

45

Financial Statements

--

INTRODUCTION

As used herein, except as the context otherwise requires, the term “we” refers to Ripple Lake Diamonds Inc., a corporation organized under the laws of the Province of British Columbia, Canada.

We publish our financial statements expressed in Canadian Dollars and prepare a compilation statement to comply with U.S. GAAP. In this document, references to "US dollars" or "US$" are to the currency of the United States of America. Otherwise our Financial Statements and disclosure are in Canadian Dollars.

Our fiscal year ends on June 30 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

FORWARD-LOOKING INFORMATION

This registration statement contains forward-looking statements and information relating to Ripple Lake Diamonds Inc. that are based on beliefs of our management as well as assumptions made by and information currently available to us.  When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and similar expressions, as they relate to Ripple Lake Diamonds Inc. or our management, are intended to identify forward-looking statements.  Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, changes in business strategy and various other factors, both referenced and not referenced in this registration statement.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  Refer to “Item 6 - Directors, Senior Management and Employees - Directors  and  Senior  Management" herein.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

The summary  financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our  financial statements as of and for the years ended June 30, 2005 and June 30, 2004, together with the notes thereto, which appear elsewhere in this annual report.  Our financial statements as of and for the years ended June 30, 2005 and June 30, 2004 have been audited by Amisano Hanson Chartered Accountants.

Our financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.  Our financial statements presented in this registration statement have been reconciled to generally accepted accounting principals in the United States of America ("U.S. GAAP").

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

Condensed Statements of Operations for the year ended June 30, 2005:

	Fiscal years ended
	June 30, 2005	June 30, 2004
Revenues	$ 2,256	$ Nil
Net Loss	921,040	18,301
Deficit, beginning of period	18,301	-
Deficit, end of period	939,341	18,301
Loss per share	0.05	0.02

Note:

Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Condensed Balance Sheet Information for the year ended June 30, 2005

	Fiscal years ended
	June 30, 2005	June 30, 2004
Current Assets	$ 388,407	$ 272,440
Mineral Properties and Capital Assets	3,186,673	565,673
Total Assets	3,575,080	838,113
Current/Total Liabilities	482,778	128,814
Net Working Capital	(94,371)	143,626
Shareholders Equity	3,092,302	709,299

Exchange Rates

We maintain our books of account in Canadian dollars.  Our audited financial statements are prepared in accordance with generally accepted auditing standards in Canada.  All references to the dollar herein are to the lawful currency of Canada unless designated as “US$”.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate with the Bank of Canada for cable transfers in Canadian dollars.  Such rates are the number of United States dollars per one (1) Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.  On December 28, 2005, the exchange rate was US$1.00 per Cdn$1.1639.  The high and low exchange rates for each month during the previous six months were as follows:

High

Low

November 2005

1.1961

1.1657

October 2005

1.1887

1.1659

September 2005

1.1882

1.1611

August 2005

1.2187

1.1889

July 2005

1.2432

1.2051

June 2005

1.2577

1.2256

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

	Year Ended June 30
	2005	2004
Rate at end of Period Average Rate during Period Low High	1.2256 1.2497 1.774 1.3348	1.3404 1.3432 1.2692 1.4116

Capitalization and Indebtedness

Not applicable.

Reason for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our securities involves significant risks, including the following:

Company risks

Capitalization and Commercial Viability.

If our exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it in commercial production. The only sources of future funds presently available to us is the sale of equity capital, or the offering by us of an interest in our properties to be earned by another party or parties carrying out further exploration or development thereof. There are a number of risks that may cause us to be unable to obtain adequate financing in the future or that the terms of such financing would be favorable.  The most important of those risks is that we do not succeed in finding evidence that our exploration properties contain economic quantities of diamonds which is strong enough to satisfy potential investors.  The other important risk relating to obtaining financing is that financial markets may not be interested in investing in diamond exploration at the time we need the money to advance our exploration programs. Failure to obtain such additional financing will result in the delay or indefinite postponement of further exploration and development of our properties and will result in us losing some of our properties which would cause us to go out of business.

We have a limited operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease operations.

We were incorporated in February 2004 and we have limited operations, but have not realized any revenues since inception. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss from inception to June 30, 2005 is $939,341. Our ability to achieve and maintain profitability and positive cash flow is dependent upon

•

our ability to locate, explore and develop a profitable mineral property;

•

our ability to generate revenues; and

•

our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. We have not generated any revenues from our operations and we don’t anticipate any in the foreseeable future. This will happen because there are expenses associated with the research and exploration of our mineral properties. We may not be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

Our plan of operation is limited to finding an ore body. As such we have no plans for revenue generation. Accordingly, you should not expect any revenues from operations.

Our plan of operation and the funds we raised from our public offering were used for exploration of our properties to determine if there is an ore body beneath the surface. Exploration does not contemplate removal of the ore. We have no plans or funds for ore removal. Accordingly, we will not generate any revenues as a result of your investment.

Because the probability of an individual prospect ever having reserves is extremely remote any funds spent on exploration will probably be lost.

The probability of an individual prospect ever having reserves is extremely remote. In all probability the properties do not contain any reserves. As such, any funds spent on exploration will probably be lost which will result in a loss of your investment.

We have no known mineral reserves.

We have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove, we cannot generate income and if we cannot generate income we will have to cease operation which will result in the loss of your investment.

Because we do not carry insurance and exploration operations are subject to risks, if we are successfully sued and a judgment is rendered against us, we may have to cease operations.

Exploration operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. We may become subject to liability for pollution, cave-ins or hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position. We are not insured against any environmental risks. Insurance against environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production, has not been generally available to companies within the industry. We will evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if we becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate our available funds or could exceed the funds we have to pay such liabilities and result in bankruptcy. Should we be unable to fund fully the remedial cost of an environmental problem, we might be required to enter into interim compliance measures pending completion of the required remedy.

If we do not have title to our properties, we may not own anything which will result in the loss of your investment.

While we have performed our own due diligence with respect to title to our properties, this can not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

We are small and do not have much capital and must limit our exploration.

Because we are small and do not have much capital, we must limit our exploration. Because we may have to limit our exploration, we may not find any minerals, even though our properties may contain mineralized material. Without any minerals we cannot generate revenues and you will lose your investment.

Our key management have other outside business activities and will only be devoting part of their time to our operations.

Because Messrs. Lipsett, Cavey, Crowhurst and Chan, our officers and directors, have other outside business activities and will only be devoting part of their time to our operations, our operations may be sporadic and occur at times which are convenient to Messrs. Lipsett, Cavey, Crowhurst and Chan. As a result, exploration of our properties may be periodically interrupted or suspended.

We may not have access to all of the supplies and materials for our exploration activities which could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. Our exploration efforts will be continued on the receipt of further funding. Once further funding is obtained we will attempt to locate products, equipment and materials. If we cannot find the products and equipment we need we will have to suspend our exploration plans until we do find the products and equipment we need.

Our operations may be adversely affected by potential conflicts of interest.

Certain of our directors serve as directors of other junior mining companies, and therefore it is possible that a conflict may arise between their duties as a director our company and their duties as a director or officer of such the other junior mining companies.   Should such a conflict arise, our operations could be adversely affected as a result of the diversion of corporate opportunities to one or more of the junior mining companies.

Investment risks

Because our securities are subject to penny stock rules, you may have difficulty reselling your shares.

Our shares as penny stocks are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell our securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect our shareholder’s ability to dispose of their stock.

Because all of our assets and our officers and directors are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a "qualified electing fund" with respect to your shares (a "QEF election"), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change.

We may issue additional shares of common stock in public offerings or private placements so your ownership interest in us may be diluted.

Because we may issue shares of common stock in public offerings or private placements in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

Because our directors are involved in other junior mining companies there may be occasions where directors have a conflict of interest.

Because our directors are involved in other junior mining companies there may be occasions where our directors have a conflict of interest regarding the selection of which mining company will be chosen to develop a new mineral property. There could also be a situation arise where we enter into a transaction with another company which has one or more directors in common with us which would create a conflict of interest.

ITEM 4.

INFORMATION ON THE COMPANY

History and Development of the Company

Our registered office in British Columbia is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5. Our head office and principal office is located at 595 Howe Street, Suite 305, Vancouver, British Columbia, Canada V6C 2T5.  Our telephone number is (604) 484-8264. We pay rent of $2,000 per month for office space. We lease a total of approximately 1,100 square feet from Trafalgar Financial (1985) Ltd., pursuant to a written lease agreement.

We were incorporated under the name, TCH Minerals Inc. on February 6, 2004, by registration of our Memorandum and Articles under the Company Act of British Columbia.  Our name was changed to Ripple Lake Minerals Inc. on May 13, 2004, and to Ripple Lake Diamonds Inc. on July 26, 2004.

We do not have any subsidiaries. Further, we have no plans to change our business activities or to combine with another business, and are not aware of any events or circumstances that might cause our plans to change.

On January 6, 2005, we completed our initial Canadian public offering of shares for gross proceeds of $1,600,000.  Our shares of common stock began trading on the TSX Venture Exchange on January 7, 2005 under the symbol RLD.  A total of 4,000,000 shares were issued in the offering at a price of $0.40 per share. Canaccord Capital Corporation, a Canadian registered broker/dealer, acted as our underwriter on a best efforts basis.

Canaccord Capital received (i) a commission in cash equal to 7.5% of the gross proceeds of the offering; (ii) warrants to acquire up to 400,000 shares of our common stock at a purchase price of $0.40 per share which warrants expire on January 6, 2006; and (iii) 200,000 shares of our common stock.

On June 15, 2005, we completed a private placement to an investment fund consisting of 2,222,223 common shares and 1,111,112 share purchase warrants, for gross proceeds of $1,000,000.30.  Each warrant entitles the holder to purchase one additional common share at a price of $0.50 per share, exercisable for a period of two years from June 15, 2005.  Canaccord Capital Corporation received a commission in cash equal to 7.5% of the private placement proceeds and warrants to acquire up to 222,222 of our common shares at a purchase price of $0.50, warrants which will expire on June 15, 2007.

Business Overview

Our properties are the TCH Project in Ontario and the KMD Property in Nunavut. We are an exploration stage corporation. An exploration stage corporation is one engaged in the search from mineral deposits or reserves which are not in either the development or production stage. We intend to conduct exploration activities on our properties.

We have spent the funds we received from our Canadian offering completed on January 6, 2005, in which we raised $1,600,000, to carry out exploration work on our natural resource properties.

We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the property, and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

TCH Project, Ontario

We acquired by staking seven blocks of claims, named the Ripple Lake Claim Block, the Sandspit Claim Block, the Steel River Claim Block, the Pic Claim Block, the Foxtrap Claim Block, the Killala Claim Block, and the Islington Claim Block, located in north-central Ontario in the Thunder Bay Mining Division, known as the TCH Project. These properties comprise a total of 2,504 claim units in 182 claims with a total area of 40,064 hectares ("ha").

We also entered into five agreements dated March 2004, April 2005 and June 2005, whereby we acquired options (the “Options”) to earn a 100% interest in certain mineral claims, representing 167 units or 2,672 hectares, located in the Province of Ontario, Walsh, Foxtrap Lake and Killala Townships known as the TCH Project, for total cash consideration of $24,500 and total share consideration of 40,000 common shares. As of the year ended June 30, 2005, we have made additional cash payments totalling $18,500 and have issued an additional 55,000 common shares under these Options.

The future annual payments of cash and shares required under these Options are as follows:

Common

Cash

  Shares

Year ended June 30,

2006

59,000

110,000

2007

61,000

125,000

2008

210,000

335,000

2009

30,000

20,000

360,000

590,000

We are also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optionors 2% of net smelter returns from the properties upon commercial production.

To maintain the above claims in good standing, we are required to spend a minimum of $25 per hectare on assessment work during the first two years after staking.

Summary Claim Status

Summary	CLAIM #	UNITS	AREA (ha)	Assessment
Ripple Lake Block	35	356	5,760	$142,400
Sandspit Block	11	166	2,656	$66,400
Steel River Block	9	136	2,176	$54,400
Pic Block	7	108	1,728	$43,200
Foxtrap Block	89	1,317	21,072	$526,800
Islington Block	9	135	2,160	$54,000
Killala Block	22	282	4,512	$112,800
Killala West Block	43	620	9,920	$248,000
Glory	17	254	4,064	$101,600
Prairie Lake South	2	30	480	$12,000
Prairie Lake West	2	30	240	$12,000
Nuinsco	9	38	608	$15,200
Ruffle	23	286	4,576	$114,400
Totals	278	3,758	59,952	$1,503,200

In addition to the above described properties, we entered into a property sharing agreement dated July 1, 2004 with Phoenix Matachewan Mines Inc., the holder of 18 mineral claims containing 189 units to the west of the TCH Project.  Pursuant to the Phoenix Agreement we have the right to explore for mineralized material on Phoenix’s property and to acquire any part of the same by issuing 300,000 shares to Phoenix and granting to Phoenix a net returns royalty equal to 1% of the gross proceeds received by us if we prepare a feasibility study which incorporates reserves on such part of the Phoenix property. Phoenix was granted reciprocal rights for precious and base metals on the southern part of our property which is adjacent to Phoenix’s properties.

We entered into two option agreements to acquire 51 additional claims within our TCH claim block in the Lake Superior area of Ontario.  We may extend the options by cash payments and share issuances on each of April 30, 2006 (total of $20,000 and 40,000 shares), April 30, 2007 (total of $20,000 and 40,000 shares), and April 30, 2008 (total of $40,000 and 40,000 shares) (those claims are included in the above Claims Summary table).

We have entered into an agreement with Nuinsco Resources Limited pursuant to which we have the right to explore for diamonds on Nuinsco’s nine claims in the Killala Township.  These claims are within the boundary of our TCH Project (those claims are included in the above Claims Summary table).  We will conduct and file the assessment work required on the Nuinsco claims prior to May 30, 2006 and may make annual payments of cash and stock to extend the option until May 30, 2008.  We will pay Nuinsco a royalty of 2% of the sales proceeds from any diamonds produced on the optioned claims.

In addition, we staked additional mineral claims in an area that is contingous to the optioned properties (those claims are included in the above Claims Summary table).  These additional claims are 100% owned by us.  The cost incurred to the year ended June 30, 2005 to stake these claims was $248,770.  Our interest in the TCH Project now totals 278 claims (3,758 units) or approximately 60,000 hectares (148,000 acres).

KMD Property, Nunavut

Pursuant to an agreement dated May 11, 2004 with KM Diamond Exploration Ltd. (“KMD”), we were granted an option, hereinafter called the "KMD Option," to purchase a 100% interest in a total of 15 claims (approximately 32,281 acres) located near Parker Lake and Brown Lake, Nunavut. We subsequently added to the property by staking an additional 47 contiguous claims (approximately 98,514 acres) during June 2004 for a total of 62 claims containing approximately 130,795 acres.

During January 2005 an additional 40 contiguous claims (approximately 53,354.50 acres) were added by staking. The total is 102 claims and approximately 184,150.02 acres or approximately 74,500 ha (collectively the “KMD Property”).  KMD is a company wholly owned by Felix Kaminsky, who subsequent to the date of the KMD Option became one of our officers.

The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Minerals.

The KMD Property consists of the 62 contiguous claims as set forth below, plus the 40 additional claims staked in January 2005.  All of the claims are unsurveyed and unpatented.

KMD Recorded Property Information

Claim Name	Tag Number	Area (ac.)	Filing Date	Expiration Date

KMD1	F76234	2582.50	June 26, 2003	June 26, 2007
KMD2	F76235	2582.50	June 26, 2003	June 26, 2008
KMD3	F76236	2582.50	June 26, 2003	June 26, 2008
KMD4	F76237	2582.50	June 26, 2003	June 26, 2008
KMD5	F76238	2582.50	June 26, 2003	June 26, 2008
KMD6	F76239	2582.50	June 26, 2003	June 26, 2008
KMD7	F76240	2582.50	June 26, 2003	June 26, 2009
KMD8	F76241	2582.50	June 26, 2003	June 26, 2009
KMD9	F76242	2582.50	June 26, 2003	June 26, 2007
KMD10	F76243	2582.50	June 26, 2003	June 26, 2007
KMD11	F76266	1291.25	June 26, 2003	June 26, 2007
KMD12	F76267	1291.25	June 26, 2003	June 26, 2009
KMD13	F76268	1291.25	June 26, 2003	June 26, 2008
KMD14	F76269	1291.25	June 26, 2003	June 26, 2009
KMD15	F76270	1291.25	June 26, 2003	June 26, 2011
KMD 901	F71931	2582.50	July 31, 2004 *	July 31, 2006*
KMD 902	F71932	2582.50	July 31, 2004 *	July 31, 2006*
KMD 903	F71934	2582.50	July 31, 2004 *	July 31, 2006*
KMD 904	F88421	2582.50	July 31, 2004 *	July 31, 2006*
KMD 905	F88422	2582.50	July 31, 2004 *	July 31, 2006*
KMD 906	F88423	2582.50	July 31, 2004 *	July 31, 2006*
KMD 907	F88424	2582.50	July 31, 2004 *	July 31, 2006*
KMD 908	F88425	2582.50	July 31, 2004 *	July 31, 2006*
KMD 909	F88426	2582.50	July 31, 2004 *	July 31, 2006*
KMD 910	F88427	2582.50	July 31, 2004 *	July 31, 2006*
KMD 911	F88428	2582.50	July 31, 2004 *	July 31, 2006*
KMD 912	F88429	2582.50	July 31, 2004 *	July 31, 2006*
KMD 913	F88430	2582.50	July 31, 2004 *	July 31, 2006*
KMD 914	F88431	2582.50	July 31, 2004 *	July 31, 2006*
KMD 915	F88432	2582.50	July 31, 2004 *	July 31, 2006*
KMD 916	F88433	2582.50	July 31, 2004 *	July 31, 2006*
KMD 917	F84981	2582.50	July 31, 2004 *	July 31, 2006*
KMD 918	F84982	2582.50	July 31, 2004 *	July 31, 2006*
KMD 919	F84983	2582.50	July 31, 2004 *	July 31, 2006*
KMD 920	F84984	2582.50	July 31, 2004 *	July 31, 2006*
KMD 921	F84985	2582.50	July 31, 2004 *	July 31, 2006*
KMD 922	F84986	2582.50	July 31, 2004 *	July 31, 2006*
KMD 923	F84987	2582.50	July 31, 2004 *	July 31, 2006*
KMD 924	F84988	2582.50	July 31, 2004 *	July 31, 2006*
KMD 925	F84989	2582.50	July 31, 2004 *	July 31, 2006*
KMD 926	F84990	2582.50	July 31, 2004 *	July 31, 2006*
KMD 927	F84991	405.90	July 31, 2004 *	July 31, 2006*
KMD 928	F84908	829.20	July 31, 2004 *	July 31, 2006*
KMD 929	F84909	1142.60	July 31, 2004 *	July 31, 2006*
KMD 930	F84910	495.50	July 31, 2004 *	July 31, 2006*
KMD 931	F84911	167.60	July 31, 2004 *	July 31, 2006*
KMD 932	F84912	1429.30	July 31, 2004 *	July 31, 2006*
KMD 933	F84913	1969.10	July 31, 2004 *	July 31, 2006*
KMD 934	F84914	1719.94	July 31, 2004 *	July 31, 2006*
KMD 935	F84915	1549.50	July 31, 2004 *	July 31, 2006*
KMD 936	F84916	2582.50	July 31, 2004 *	July 31, 2006*
KMD 937	F84917	2582.50	July 31, 2004 *	July 31, 2006*
KMD 938	F84918	2582.50	July 31, 2004 *	July 31, 2006*
KMD 939	F84919	2582.50	July 31, 2004 *	July 31, 2006*
KMD 940	F84920	2324.25	July 31, 2004 *	July 31, 2006*
KMD 941	F84993	423.53	July 31, 2004 *	July 31, 2006*
KMD 942	F84994	1291.25	July 31, 2004 *	July 31, 2006*
KMD 943	F84995	1309.40	July 31, 2004 *	July 31, 2006*
KMD 944	F84996	1712.40	July 31, 2004 *	July 31, 2006*
KMD 945	F84997	1612.00	July 31, 2004 *	July 31, 2006*
KMD 946	F84998	2126.30	July 31, 2004 *	July 31, 2006*
KMD 947	F84999	531.50	July 31, 2004 *	July 31, 2006*
Totals: 62 claims		130,795.52 acres

A minimum expenditure of $4.00 per acre is required during the first two years to maintain the claims in good standing.  However, the first filing of work need only be submitted on or before the second anniversary date of each claim.  If the claims are to be kept in good standing beyond the two-year period, a total of $2.00 per acre per year will have to be expended.  In addition, there is a $0.10 per acre fee for filing work on the claims.

We have the right to earn the initial 80% interest in the KMD Property from KMD subject to certain terms including:

(a)

payment of the sum of $20,000 on the execution of the KMD Option, which has been paid;

(b)

payment of the sum of $150,000 and the issuance of 200,000 of our common shares, which has paid;

(c)

the issuance of 150,000 common shares to KMD on or before February 14, 2005, which shares have been issued, and an additional 150,000 common shares to KMD on or before February 14, 2006; and

(d)

the issuance of 200,000 common shares at the time we exercise the option or at any time prior to December 31, 2007.

We also were required to carry out the following work programs to develop the property:

(a)

a work program consisting of sampling and sample analysis, involving a minimum expenditure of $375,000 during 2004, which was completed.  As of the year ended June 30, 2005, we have incurred $1,401,958 in exploration expenditures on the KMD Property in respect to the recommended Phase I program.  The results of the exploration programs carried out on the KMD Property were publicly announced on March 4, 2005;

(b)

a work program consisting of sampling, sample analysis, geophysical survey and additional agreed exploration, involving a minimum expenditure of $400,000 to be carried out during 2005, which work was carried out; and

(c)

a work program consisting primarily of drilling, involving a minimum of $450,000 to be carried out during 2006. We will use our best efforts to increase the expenditures for 2006 to $600,000.

Upon exercise of the Option, KMD will have an immediate vested royalty equal to 3% of all revenues from the sale of diamonds mined from the KMD Property (the “3% Royalty”).  We may, at a time within three years after the exercise of the Option, purchase 1/3 of the 3% Royalty for a purchase price of $1,000,000, and may purchase an additional 1/3 of the 3% Royalty for an additional $1,000,000. In addition, we have the right to purchase the remaining 20% interest in the KMD Property at any time prior to the expiration of the three year period following the date of the exercise of the Option by issuing to KMD an additional 200,000 common shares.

OUR PROPERTIES

TCH Project, Ontario

Summary

We have staked ten properties in the Marathon area of north-central Ontario that have potential for diamond deposits. The 100% owned properties are named the Ripple Lake Claim Block, the Pic Claim Block, the Sandspit Claim Block, the Steel River Block, the Foxtrap Claim Block, the Killala Claim Block , the Islington Claim Block, the Glory Block and the Ruffle Block.. We also have optioned certain claims included within the contiguous claim block. These claims and optioned claim blocks totaling 278 claims are known collectively known as the TCH Project.

The TCH Project is located in north-central Ontario west of the town of Marathon. The seven properties lie in a 45km by 30km area centered at 87o 45’ W longitude and 45o 45’ N latitude that stretches north from the north shore of Lake Superior. The Trans Canada Highway, the CPR mainline and two Ontario Hydro high voltage power lines pass through the Ripple Lake Claim Block in the south part of the area. The town of Marathon lies 30 km to the east on the Trans Canada Highway and the major city of Thunder Bay is 270km to the west. Access into the northern part of the area is afforded by an extensive network of logging roads.

Property Description and Location

The TCH Project consisting of seven wholly owned claim groups and eight optioned claims are located in north-central Ontario in the Thunder Bay Mining Division on NTS maps 42D15 and 42E2 to the west and northwest of the town of Marathon. They lie in a 45km by 30km area centered at 87o 45’ W longitude and 45o 45’ N latitude that stretches north from the north shore of Lake Superior.

This project is made up of a total of 278 claims that involve 3,758 claim units with a total area of 59,952 ha.

Certain limited areas of the Ripple Lake Claim Block are crown grants or patented claims where the surface rights or both the surface rights and mineral rights are reserved. Where only the surface rights are held, access cannot be denied to the holder of the mineral rights without due cause.

To maintain the claims in good standing beyond the current expiration dates we are obligated to spend $1,503,200 on assessment work. The newly staked claims (all claims except the optioned claims) will expire between 18 and 24 months from the date of the LeBel Report. If both phases of the proposed exploration programs are completed within that time frame, we should have enough assessment credit to keep the claims in good standing for an additional year.  It is anticipated that we will be dropping certain claims after completing our work programs so that the actual assessment requirement will be less that the $1,503,200 amount. Sufficient work has already been completed to keep the claims with the 2005 and early 2006 expiration dates in good standing for at least one more year.

There are no known pre-existing liabilities, environmental or otherwise, in the area for which we can be held responsible. There are no unusual permit requirements for mineral exploration other than standard permitting for any issues related to water crossings where installation of a bridge is required.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The TCH Project lies approximately 30 km west of Marathon, Ontario. Marathon lies on Highway 17, the Trans Canada Highway, which provides all weather road access to the major centres of Thunder Bay to the west and Sault Ste. Marie to the east. Marathon has a small airport, serviced by regional airlines, which provide passenger and freight service from the larger centers of the Province of Ontario.

Access to the TCH Project is gained via the Trans Canada Highway, which passes the southern part of the Ripple Lake Claim Block. An extensive network of logging roads, which originate off the TCH Project provide reasonable vehicle access to the northern claim blocks. During exploration, access to the remoter parts of the properties might require a helicopter from Marathon. For drilling purposes the terrain and vegetation permits the construction of temporary drill roads.

The Canadian Pacific Railway mainline passes through the Ripple Lake Claim Block, as do two Ontario Hydro high voltage power lines. All essential services, such as food and lodging, are available in the town of Marathon. Marathon is the local logistical center of the three gold mines operating in the Hemlo area a further 30 km to the east. In addition to the comprehensive infrastructure, north-central Ontario features a resource-based economy attuned to mining exploration and development.

The topography in the area consists of low rolling to rugged hills with numerous lakes and swamp filled valleys typical of the Canadian Shield. The terrain is particularly rugged along the shore of Lake Superior on the Ripple Lake Claim Block, but becomes more subdued away for Lake Superior with distance to the north. Elevations range from 600 feet at Lake Superior to 1,500 feet at the hilltops. The average elevation is approximately 1,000 feet above sea level, with a maximum relief of not more than 500 feet. Glaciolacustrene deposits are generally restricted to low areas and may reach considerable depth in some of the larger drainage basins, but overburden is generally thin in most areas.

The vegetation in the area is boreal forest. On the higher ground the vegetation is predominantly spruce, birch and poplar with alder and maple undergrowth. Thick cedar swamps are characteristic of the low wet areas located throughout project area. All creeks and river systems drain southerly toward Lake Superior.

Climate is moderately dry summers with temperatures as high as 340C and snowy winters with temperatures as low as –400C. Exploration is possible year round with short hiatuses during the spring thaw and winter freeze up and is sometimes more efficient in the winter months when the water courses and swamps are frozen.

History

There was no previous diamond exploration activity on our property prior to our acquisition of the TCH Project.

Geology

The TCH Project lies at the junction of the Wawa and Quetico subprovinces of the Superior Structural Province of the Canadian Shield. The rocks comprise east-west trending interbedded Archean meta-sedimentary and meta-volcanic rocks intruded by granitic and mafic intrusive rocks. Younger Proterozoic intrusions include the Marathon diabase dyke swarm and alkalic intrusions, of the Coldwell and Prairie Lake alkalic-carbonatite complexes and lamprophyre dykes. The large number of dykes mapped in the area is clearly evident in the airborne magnetic survey as long linear anomalies with a variety of strikes. Included are some distinct magnetic lows which appear to reflect a north-northeast set of lamprophyre dykes.

The Trans-Superior Tectonic Zone or “TSTZ” extends north-northeast through the area and appears to be the locus of the considerable intrusive activity present. The TSTZ is similar to other tectonic features in the Canadian Shield.

Mineral Resources and Mineral Reserves

The TCH Project is in the exploration stage and no mineral resources have been found.

Exploration Operations

The TCH Project is at the exploration stage. We have initiated a multi-phase exploration program.

Exploration and Development

We completed our phase I exploration of the TCH Project during the fall of 2004 at a cost of approximately $530,000. We did not find an ore body; however, based upon our exploration, we decided to move on to Phase II, which consisted of airborne geophysics and detailed sampling.

During the three months ended June 30, 2005, we expended $485,392 in deferred exploration and acquisition costs on the TCH Project, which expenses included $50,139 in property acquisition, assessment and maintenance and $435,253 in exploration costs.  During the year ended June 30, 2005 we expended an aggregate of $1,029,897 in deferred exploration and acquisition costs on the TCH Project.

In addition to mineral sampling by the Ontario Geological Survey, the TCH Project was covered by a high-resolution helicopter magnetic and electromagnetic geophysical survey. This survey outlined a number of circular anomalies which look similar to the signature of kimberlite pipes found the world over. The TCH Project covers a number of these anomalies and is strategically located to incorporate as many anomalies as possible.

In November 2003, material collected from the Ripple Lake diatreme yielded three micro-diamonds from a 19.83 kg sample. This was the first direct indication of primary diamond mineralization in the area, which led us to acquire a land position in the area.  We also carried out a number of ground geophysical surveys in 2004 to verify a selection of airborne geophysical targets on the Ripple Lake Claim Block.  Several other, not readily accessible, geophysical targets on the TCH Project were examined by prospecting to determine their causes.

We completed the analysis of the 401samples collected in 2004 during January 2005.  On April 11, 2005 we announced results of the analysis of the 2004 sampling program.  Kimberlite indicator minerals, or “KIM” (pyrope, picroilmenite, chrome spinel, olivine and chrome-diopside) were identified in 60% of the samples collected during the 2004 exploration program.  Picroilmenite is the predominant KIM and pyrope is the second most abundant. By the chemical composition, six pyrope grains of the 99 that were analyzed belong to the diamond association (G10) group, and about ten are close to the diamond association. Among the seven analyzed kimberlitic chrome spinel grains, one belongs to the diamond field. This suggests that some diamondiferous kimberlites may be among the clastic material suppliers for Quaternary sediments in the Ripple Lake property. Ripple Lake's Exploration Manager, based on the mineral composition and morphology, the identified KIM's are related to the direct washout of near-by kimberlitic rocks and most probably, Group 1 kimberlites.

Eight dispersion haloes of the kimberlitic, short-transit associations (KIM-1) were identified in 2004 in the TCH area.  Among them, there are three first-priority prospective areas, showing the highest promise for finding primary sources of the KIM haloes within their boundaries, and five other local areas that are also of exploration interest. The OGS pyropes are also located in the recently identified priority areas of interest.

Based on these encouraging results, we acquired through staking, new claim blocks to the west, north and east of the existing claim block area. In addition to the 2004 mineral sampling, we completed, during the second quarter of 2005, an Aeroquest high-resolution helicopter magnetic and electromagnetic geophysical survey over the northern half of the TCH Diamond Project. The results of that survey and a re-interpretation of the previously flow 2001 government airborne survey are currently underway. A preliminary review of the data has outlined a number of circular anomalies which look similar to the signature of kimberlite pipes found the world over.

An extensive follow-up sampling program was carried out for us by KM Diamond Exploration Ltd. A preliminary report of the summer 2005 field work was received by us on September 20, 2005. That report contains sample location information for the 546 samples collected in 2005 and some preliminary comments on a sample believed to be kimberlitic. Full analytic results will be available following completion of laboratory analysis of the samples which will be available to us several months following our payment to the laboratory for the cost of the analytical work. We will require further financing to fund such work.

As at the date hereof we have not located mineralized material and we do not have an ore body.  There is no assurance that we will ever find mineralized material or that the TCH Project contains an ore body.

KMD Property, Nunavut

We were granted an option to purchase a 100% interest in a total of 15 claims containing approximately 32,281 acres located at Brown Lake, Nunavut and we have acquired by staking an additional contiguous 87 claims.  Together the claims contain approximately 141,465 acres which we call the “KMD Property”. The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Minerals.

Summary

The property lies within the Western Churchill Craton, Hearne Province, and is underlain by metasediments and gneisses of the MacQuiod belt and the Cross Bay plutonic complex, both of which are early Proterozoic in age.

We have completed our Phase I exploration work and are proceeding with further exploration of the property.

Property Description and Location

The KMD Property is located in Nunavut, approximately 120 km NW of Rankin Inlet, and is defined by geographical co-ordinates: 63o 39’ N in the south and 63o 45’N in the north, and 94o 05’ W in the west and 93o 50’W in the east, within topo-sheets 55M9 and 55N12. The KMD Property consists of 102 contiguous claims. All of the claims are unsurveyed and unpatented.

A minimum expenditure of $4.00 per acre is required during the first two years to maintain the claims in good standing. However, the first filing of work need only be submitted on or before the second anniversary date of each claim. If the claims are to be kept in good standing beyond the two-year period, a total of $2.00 per acre per year will have to be expended. In addition, there is a $0.10 per acre fee for filing work on the claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the area is by ski or float equipped aircraft or helicopter only, with the closest base being the float plane base located at Rankin Inlet, approximately 150 kilometres to the southeast.  A charter helicopter is often based in Rankin Inlet and can be utilized on a casual basis.  Fly camp style fieldwork can be completed using the Rankin helicopter, but a charter helicopter will need to be positioned on the KMD Property for full time work. There are several eskers in the area and some can be used as natural airstrips for tundra tire equipped twin otter fixed wing aircraft to position camp equipment, mobilize crews and provide other support services.  As well, float equipped fixed wing aircraft can land in many of the lakes throughout the area.

Rankin Inlet is serviced by commercial airline passenger service from points to the south including Yellowknife NWT and Winnipeg Manitoba, as well as Iqaluit to the east. Food, accommodation and expediting support services are available in Rankin Inlet.

The KMD Property is located in the barren lands, approximately 15 kilometers south of tidewater in Chesterfield Inlet off Hudson Bay.  Small stunted trees and shrubs with moss and lichen comprise the dominant vegetation types.  The climate is sub-arctic and experiences long, cold winters with temperatures dropping to -50°C.  Summers are short and temperatures can reach +25°C.  Daylight hours are long in the summer as the project area is in the far northern portion of Canada.  Elevations for the property vary from 250 metres to 410 metres above sea level.  Abundant lakes, bogs and swamps with low relief characterize the region.

It is possible to conduct exploration activities year-round with the exception of spring break-up and winter freeze-up.  During the winter months diamond drilling would be the only type of exploration reasonably possible and it would be hampered by the cold weather.  Both airborne and ground geophysical surveys can be completed during the spring and fall on the snow as long as there is enough light to work.  Winter surface sampling and mapping is virtually impossible due to snow cover and frozen ground conditions.  Water is extremely abundant and is available in sufficient quantities to supply virtually any mining need.  Power will need to be obtained via diesel generator, as there is no power infrastructure whatsoever in this part of Canada. The KMD Property covers a large area with plenty of space for the building of infrastructure for any advanced exploration or development.

The Inuit of Nunavut has selected approximately 350,000 km2 of the area of Nunavut for ownership of surface rights hereinafter called the “Surface IOL” as part of the 1993 Nunavut Lands Claims Agreement (“NLCA”). Additionally, approximately 38,000 km2 of land or 2% of the area of Nunavut, also includes the rights to all subsurface minerals hereinafter called the “Subsurface IOL”. As a result, there are essentially three levels of land ownership within Nunavut, as defined by Article 19 of the NCLA:

1.

Inuit Owned Lands (“IOL”) Surface and Subsurface Rights - (mineral rights included –Subsurface IOL);

2.

IOL Surface Rights Only (mineral rights that are administered by Federal Government through DIAND – Surface IOL; and

3.

Crown (Public) Lands (mineral rights that are administered by Federal Government - DIAND).

The KMD Property falls within the “Inuit Owned Lands Surface Rights Only,” only the north-east corner of the KMD Property, consisting of three full sized claims and five partial claims, lies on Crown Lands. The vendor of the property, KM Diamond Exploration Ltd., secured a Land Use Permit from the Kivalliq Inuit Association, hereinafter called the “KIA” dated May 13, 2004 for the period July 16, 2004 to July 16, 2005, which allowed us to conduct exploration consisting of prospecting and sampling.  Further exploration or changes to the type of exploration will require amendments to the Land Use permit and although the KIA can require that we comply with certain land use issues, such issues are not expected to restrict advanced exploration activities.

History

No previous diamond exploration activity has been conducted on the KMD Property.

Geological Setting

The KMD Property lies in a portion of the northern Hearne domain, western Churchill Province.  The Hearne province consists of Archean rocks of the Hearne Craton and overlying supracrustal rocks that were intensely reworked during the 1.8–1.9 Ga Trans-Hudson Orogen. South of the Snowbird Tectonic Zone, the northern Hearne domain is predominantly composed of Archean juvenile crust which is interpreted to be underlain by continental crust of the Rae domain.

There are two theories regarding the tectonic nature of Snowbird Tectonic Zone (STZ).  According to one theory, the STZ has been interpreted as an Early Proterozoic (Paleoproterozoic) suture between two Archean continents, the Rae and Hearne.  However, other geological and geophysical interpretations represent the STZ as an Early Proterozoic intraplate fault, while geochronological data indicate that it is an Archean structure.  The most recent data obtained suggests a more complicated picture for this tectonic zone. Baldwin et al. conclude that there is an important 1.9 Ga high P–T metamorphic event in the Snowbird tectonic zone that overprints an earlier Archean metamorphism (c. 2.52–2.55 Ga).

The KMD Property area includes the eastern part of the Archean MacQuoid supracrustal belt and the Cross Bay plutonic complex.  The MacQuoid supracrustal belt is divided into a southern, predominantly metasedimentary homocline with panels of gneissic tonalite, flanked to the north by a predominantly volcanic belt intruded by tonalite-granodiorite plutons.  The oval Cross Bay plutonic complex is principally composed of tonalitic and dioritic gneiss units and granite mostly of Archean intrusions.  Along its southern margin, the plutonic complex is separated from the supracrustal belt by the approximately east-trending, strike-slip, mylonitic Big Lake shear zone.  Folding and boudinage of east-trending mafic dykes indicates that significant Paleoproterozoic deformation occurred in the Cross Bay complex.

Property Geology

The KMD property geology has not been mapped in detail other than specified above in regional geology.

Exploration, Sampling Method and Approach

We completed a Phase I exploration program on the KMD Property during the fall of 2004.which consisted of taking mineral samples from the surface of the KMD property and concentrating them by hand panning and sending them to a laboratory for analysis for kimberlite indicator minerals. We spent approximately $430,000 on Phase I.  The result of that process was that an ore body was not discovered; however, we determined that further exploration is warranted. As of the date hereof, we have not located mineralized material and we do not have an ore body. There is no assurance that we will ever find mineralized material or that our property contains an ore body.

Mineral Resources and Mineral Reserves

The KMD Property is at the exploration stage with no mineral resource or mineral reserve.

Exploration and Development

Our plan of exploration is divided into multiple Phases.

We completed initial exploration of the KMD Property . Based upon the results we have decided to move on to Phase II, consisting of airborne geophysics and additional detailed sampling of the targets developed in Phase I.

During the fiscal year ended June 30, 2005, we completed a study of the nickel thermometry of some of the collected G-9 pyrope grains, using a highly sophisticated exploration technique recently developed in South Africa and determined that the temperature and pressure conditions at the KMD Property were correct for the formation of diamondiferous kimberlites and that a significant portion of the G-9 grains analyzed fall inside the diamond stability field.

During the fourth fiscal quarter of 2005 we completed an airborne geophysical (magnetic and electromagnetic) survey of the KMD Property.  The survey was undertaken in order to further delineate possible sources (drill targets) of thousands of pyrope and other kimberlite indicator mineral grains, recovered from the samples collected in 2004.

An extensive follow-up sampling program was carried out for us by KM Diamond Exploration Ltd. and a preliminary report of the summer 2005 field work was received by us on September 20, 2005. That report contains sample location information and some preliminary geological discussions for the 752 samples collected in 2005.   Full analytic results will be available following completion of laboratory analysis of the samples, which will be available to us several months following payment of laboratory costs of the analytical work.  We will require further financing to fund such work.

Competitive factors

The mining industry is fragmented. We are a start up venture and compete with other exploration companies looking for mineralized material. We are one of the smaller exploration companies in existence. While we compete with other exploration companies, there is no competition for the exploration or removal of minerals from our properties. Readily available markets exist in Canada and around the world for the sale of diamonds. However the saleability of diamonds depends upon their size, clarity and other characteristics and we may not be able to economically sell any diamonds that we are able to recover.

Regulations

Our mineral tenure in Nunavut is subject to the Territorial Lands Acts of Canada and the related Territorial Land Use Regulations.  This Act and these Regulations forth rules for

(a)

locating claims;

(b)

posting claims;

(c)

working claims; and

(d)

reporting work performed.

In Ontario the rules governing those matters are contained in the Mining Act – Ontario. We must comply with these laws to operate our business. Compliance with these rules and regulations will not adversely affect our operations.

Environmental law

We will become subject to the Canadian Environmental Assessment Act if economic quantities of mineralized material were to be found and a mine was to developed. This Act deals with environmental matters including matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

1.

Health and Safety;

2.

Archaeological Sites; and

3.

Exploration Access.

However, we are an exploration company and will not be required to conduct an environmental assessment unless a mine is ultimately developed on our properties.

Exploration stage companies have no specific environmental requirements.  The only costs of compliance with environmental regulations in each of Ontario and Nunavut are the costs of returning the surface to its previous condition upon abandonment of the properties.  Normally those exploration reclaimation costs do not represent a significant expenditure. We cannot speculate on those costs in light of our ongoing plans for exploration.

Permits

In Ontario there is no regulatory requirement which is required to be undertaken before conducting exploration on a mineral claim by the claim holder.  The KMD property is located in a geographical area in Nunavut which is under the control of the Kivalliq Inuit Association pursuant to the Nunavut Land Claims Agreement with the Government of Canada.  In order to carry out mineral exploration in the Kivalliq administered area a land use license must be obtained. On June 26, 2002 Felix Kaminsky obtained Land Use License No. KVL 102B259 which authorizes prospecting to be carried out on the KMD property.

Labor

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Our only technical assistants will be our officers and directors.

Employees and employment agreements

At present, we have no employees, other than our officers and directors. We entered into a two year management contracts with Robert Lipsett dated July 1, 2004. Pursuant to this contract, Mr. Lipsett is to be paid $6,000 per month to act as our President and Chief Executive Officer.  We had entered into a management contract with Christopher Pollard whereby he would provide legal and administrative services at a monthly fee of $2,500; however, Mr. Pollard has since resigned as a director and officer.

We have entered into a consulting agreement with Felix Kaminsky, our exploration manager, dated June 1, 2004.  Pursuant to the contract, Dr. Kaminsky is to be paid $1,000 per day for each day he spends on our behalf, with a minimum of one day per month.  Dr. Kaminsky is not paid a salary or any other amount beyond his consulting fees for acting as our exploration manager.  In addition, Dr. Kaminsky will be reimbursed for all reasonable expenses.  . Kaminsky has also been granted a stock option to purchase 250,000 of our shares at $0.40 per share. Pursuant to his consulting contract, Dr. Kaminsky is responsible for proposing annual exploration budgets to our Board of Directors and to oversee all approved  exploration programs.   He is also responsible for reviewing and giving recommendations on any diamond properties for which development proposals are brought to us by third parties.  He is also responsible to assist in the presentation of our projects to potential sources of exploration financing.

We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future.

Organizational Structure

Not applicable.

Property, Plants and Equipment

We are a natural resource company engaged in the acquisition and exploration of natural resource properties.

We have seven wholly owned claim blocks and eight optioned claims in the Marathon area of north-central Ontario that are called the TCH Project.   We also staked additional mineral claims in an area that is contiguous to the optioned properties.  Our interest in the TCH Project now totals 3,758 units or approximately 59,952 hectares.

We were granted an option to purchase a 100% interest in a total of 15 claims (approximately 32,281 acres) located at Brown Lake, Nunavut.  We acquired by staking an additional contiguous 87 claims containing approximately 141,465 acres which we call the KMD Property. The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Minerals.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a start-up, exploration stage company and have not yet generated or realized any revenues from our business operations.

We are in the business of acquiring, exploring and evaluating interests in mineral properties.  Our current property interests are held for the purposes of exploration for precious metals and diamonds.

For the year ended June 30, 2005, we reported interest income of $2,256 as compared to $Nil for the period ended June 30, 2004.  The interest was earned on our cash and cash equivalents held during the year.  For the year ended June 30, 2005, we had net losses of $921,040 as compared to net losses of $18,301 for the period ended June 30, 2004.   The net losses for the period ended June 30, 2004 were for the period from our incorporation on February 6, 2004 to year end, so the net loss was not significant.  Our first full year of operations was fiscal 2005, during which we completed our public offering and carried out significant work on our properties, which is reflected in our net loss for the fiscal 2005.

During the fiscal year ended June 30, 2005 a total of 1,700,000 stock options were granted to directors, officers and consultants, exercisable at a price of $0.40 per share, with expiry dates ranging between one and five years from the date of granting.  No options were exercised as of the year ended June 30, 2005.

During the fiscal year ended June 30, 2005, 400,000 share purchase warrants were issued to our agent with respect to our public offering, with an exercise price of $0.40, expiring on January 6, 2006.  An additional 1,333,334 share purchase warrants were issued as part of a private placement, with an exercise price of $0.50 per share, expiring on June 15, 2007.   None of the share purchase warrants were exercised as of the year ended June 30, 2005.

During the period ended June 30, 2004 no share purchase warrants or stock options were granted or exercised.

Expenses for the fiscal year ended June 30, 2005 consisted of management fees, office, public and shareholder relations, filing fees, transfer agent fees and rent and other expenses that support our daily operations.  Expenses for the year ended June 30, 2005 were $986,296, being an increase of $967,995 compared to General and Administrative expenses of $18,301 during the period ended June 30, 2004, being our first five months of operation.  The significant increase in expenses for fiscal 2005 relate to our first full year of operations, which included completion of our public offering and carrying out exploration work on our properties.  The expenses incurred included management fees of $102,000 (2004 - $Nil), public and shareholder relations of $107,218 (2004 - $Nil), professional fees of $69,615 (2004 - $17,978), filing fees of $45,284 (2004 - $Nil), rent of $18,000 (2004 - $Nil), transfer agent fees of $10,487 (2004 - $Nil), office expenses of $7,580 (2004 - $106), printing costs of $2,264 and travel expenses of $7,846 (2004 - $Nil).

Financing Activities

During the year ended June 30, 2005, we completed our seed capital raising by the sale of 1,678,333 common shares at a price of $0.15 for proceeds of $251,750.

On January 7, 2005, we completed our initial Canadian public offering of 4,000,000 common shares at a price of $0.40 per share, for gross proceeds of $1,600,000. In addition to the agent’s compensation set forth below, we paid $105,457 of share issue costs to effect our initial public offering.

Canaccord Capital Corporation, which acted as our agent, received (i) a commission of $120,000, equal to 7.5% of the gross proceeds of the offering; (ii) 400,000 Canaccord Capital’s Warrant, each such warrant entitled the holder to acquire one common share at a price of $0.40 per share up to January 6, 2006; and (iii) 200,000 corporate finance shares.

Our common shares commenced trading on January 7, 2005 on the TSX Venture Exchange under the symbol RLD.

On June 15, 2005, we completed a brokered private placement to a US based investment fund consisting of 2,222,223 units at a price of $0.45 per unit.  Each unit consisted of one common share and one-half share purchase warrant, with each whole warrant being exercisable into one common share at an exercise price of $0.50 per share, exercisable for a period of two years from June 15, 2005.  The private placement was completed pursuant to an exemption from prospectus requirements contained in Section 72(2)(4) of the Securities Act (British Columbia) and section 4(2) of the Securities Act of 1933.  Our agent, Canaccord Capital Corporation, received a cash commission of $75,000 and warrants to acquire up to 222,222 common shares at an exercise price of $0.50 per share, which warrants will expire on June 15, 2007.  In addition, we paid $3,800 in share issuance costs to effect the brokered private placement.

During the year ended June 30, 2005, 950,000 shares originally classified as escrow shares were repriced by regulatory authorities due to the fact that the holders were not principals.  As a result, the shares were reissued at $0.05 per share from $0.001 per share, for additional proceeds to us of $46,550.

During September 2005 we raised $280,110 from a non-brokered private placement of 622,466 units at a price of $0.45 per unit.  Each unit consists of one flow-through common share and one-half share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.50 per share, exercisable for a period of one year.  No commission was paid with respect to this private placement.

Operating Results

We incurred a net loss of $921,040 for the year ended June 30, 2005 compared with a net loss of $18,501 during the period ended June 30, 2004.  These losses resulted in a net loss of $0.05 for the fiscal year ended June 30, 2005, compared to a loss of $0.02 for the period ending June 30, 2004.

During the fiscal 2005 year we received the results of the analysis of the samples collected at both of our projects during the 2004 Phase One exploration programs.  Based on the encouraging Phase One results, we completed the acquisition of additional claims at both projects and commissioned airborne magnetic surveys at both KMD and TCH to assist in the conduct of Phase 2 exploration programs on both properties and selection of drill targets.

The KMD Property, Nunavut

During the year ended June 30, 2005, we expended $1,887,330 in deferred exploration and acquisition costs related to the KMD Property, compared with $20,000 during the period ended June 30, 2004.  These major exploration expenses included $485,372 (2004 - $20,000) for additional staking and acquisition, $243,280 (2004 - $Nil) for campsite, $44,219 (2004 - $Nil) for data analysis, $95,827 (2004 - $Nil) for geological fee, $185,885 (2004 - $Nil) for geophysics, $161,232 for helicopter cost (2004 - $Nil), and $581,160 (2004 - $Nil) for sampling and processing.

The TCH Project, Ontario

During the year ended June 30, 2005, we expended $1,029,897 in deferred exploration and acquisition costs related to the TCH Project, compared with $248,173 during the previous period ended June 30, 2004.  These expenses included $163,177 (2004 - $147,405) in property acquisition and staking costs, $164,235 (2004 - $14,800) for data analysis, $89,190 (2004 - $16,638) for geological cost, $64,579 2004 - $Nil) for helicopter cost, $Nil for geophysics (2004 - $26,225), and $438,500 (2004 - $Nil) for sampling and processing.

Liquidity and Capital Resources

We have no known mineral resources and are not in commercial production on any of our properties and accordingly, we do not generate cash from operations.  We finance development and exploration activities by raising capital from equity markets from time to time.

During the year ended June 30, 2005 we completed a public offering of 4,000,000 common shares at a price of $0.40 per share for gross proceeds of $1,600,000.  We also completed a brokered private placement of 2,222,223 units at $0.45 per unit, for gross proceeds of $1,000,000.35.

Our cash position increased from $239,653 at June 30, 2004 to $262,734 at June 30, 2005 as a result of major funding for the sample and processing costs less administrative expenses and costs of our exploration programs.  Total assets increased from $838,113 at June 30, 2004 to $3,575,080 as of the year ended June 30, 2005.

We have no long-term debt. However as of June 30, 2005, we had a working capital deficiency of $94,371 and, accordingly, will require an early equity financing to fund additional exploration of our properties.

Related Party Transactions

During the year ended June 30, 2005, we incurred $102,000 (2004 - $Nil) in management and consulting services rendered by the President and a director.  For the fiscal year ended June 30, 2005 we also incurred $33,632 (2004 - $26,598) in deferred mineral property exploration services rendered by a company controlled by a director and officer.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Subsequent Events

In September 2005 we completed a non-brokered private placement of 622,466 units at a price of $0.45 per unit, with each unit consisting of one flow-through share and one-half warrant to purchase one non-flow through common.  Each whole warrant is exercisable for a period of one year at $0.50 per non-flow-through share.

In September 2005 we granted a total of 300,000 incentive stock options to an officer and to a consultant.

Outstanding Share Data

As at December 28, 2005 we had 24,017,016 common shares outstanding.  We had 2,000,000 incentive stock options outstanding, which are exercisable into an equivalent number of common shares.  In addition, there are 400,000 broker’s warrants outstanding, which are exercisable into 400,000 common shares, 222,222 agent’s warrants exercisable into 222,222 common shares, in addition to 1,422,345 private placement warrants exercisable into 1,422,345 common shares.

Research and Development, Patents and Licences, etc.

Not applicable.

Trend Information

Not applicable.

Off-Balance Sheet Arrangements

Not applicable.

Contractual Obligations

Not applicable.

Safe Harbor

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our officers and directors are as follows:

Name	Age	Position
Robert Lipsett	58	President, Chief Executive Officer and Director
George Cavey, P.Geo.	50	Vice President of Exploration and Director
Timothy Crowhurst	39	Director
Foo Chan	49	Chief Financial Officer
Dr. Felix Kaminsky, P.Geo.	67	Exploration Manager

Each director holds office until our next annual general meeting of shareholders or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with our articles or he becomes disqualified to act as a director. Officers serve at the discretion of the board and as a practice are appointed each year at a board meeting held following the annual general meeting.

Officers and Directors

Our officers and directors are:

Robert Lipsett, President, Chief Executive Officer and Director. Mr. Lipsett is a graduate of Weston High School (Toronto). Mr. Lipsett has been the CEO of Trafalgar Financial Group since 1985 and has 30 years of experience in developing and financing successful businesses and over 20 years experience in the mining business. He will spend approximately 65% of his time on our affairs.

George Cavey, P.Geo., Director, Vice-President Exploration. Mr. Cavey graduated from the University of British Columbia with a Bachelor of Science in 1976. He is the President of OreQuest Consultants Ltd., a Vancouver geological consulting company established in 1982. Mr. Cavey currently serves on the Canadian Securities Administrators Mining Advisory Committee and has been a councilor of the Association of Professional Engineers and Geoscientists of British Columbia. He is the former President of the Canadian Council of Professional Geologists. He will spend approximately 20% of his time on our affairs.

Timothy Crowhurst, Director. Mr. Crowhurst graduated from the Université de Nice, France, with a Certificat pratique de langue francaise in 1986. Mr. Crowhurst is President of Sea Level Communications Ltd., a strategic planning and issue management consultancy. Mr. Crowhurst is a senior business and public policy communicator in the areas of environmental issues management, product branding, and the development and implementation of strategic communications initiatives. Prior to establishing Sea Level Communications Ltd. in 1993, he served as a senior policy and communications advisor to several Canadian Cabinet Ministers. He will spend approximately 10% of his time on our affairs.

Foo Chan, Chief Financial Officer. Mr. Chan obtained a Bachelor of Commerce (Honours) from Dalhousie University in 1981. Mr. Chan is a chartered accountant and is associated with the Burnaby firm of Hedden Chong. Mr. Chan was a former partner of an international accounting firm. Mr. Chan has considerable experience in providing expertise to early stage public companies. He will spend approximately 10% - 15% of his time on our affairs.

Key Employee

Dr. Felix Kaminsky, Exploration Manager. Dr. Kaminsky graduated from Moscow State University with a Master of Science (Geology) in 1959, from the Moscow Oil Institute with a Master of Science (Geophysics) in 1966, and from the Institute of Ore Deposits, Moscow, Russia, with a Ph.D. in 1969. Dr. Kaminsky has been a Vancouver based diamond exploration geologist since 1994.  Prior to his relocation to Vancouver, Dr. Kaminsky was Chief Research Scientist for the Diamond Department, Central Research Institute of Geology, Moscow.  As such, Dr. Kaminsky created new techniques for forecasting and prospecting for primary diamond deposits and has published over 75 papers in industry publications and academic journals relating to diamond exploration.  Dr. Kaminsky led the geological team which made two important diamond discoveries in the former Soviet Union and participated in the first primary diamond discovery in Venezuela.  Dr. Kaminsky has been the recipient of many distinctions and awards recognizing his leading role in international diamond exploration.  He will spend approximately 100% of his time on our affairs during such time as exploration activities are being conducted on our properties.  At other times, he will be available when requested by us.

Pursuant to the provisions of the Business Corporations Act (British Columbia), we are required to have an audit committee. The general functions of the audit committee are to review the overall audit plan and our system of internal controls, to review the results of the external audit and to resolve any potential dispute with our auditors. Our audit committee currently consists of Robert Lipsett and Timothy Crowhurst.  With the recent resignation of Christopher Pollard, we no longer have a three member audit committee.  We are actively seeking a replacement for Mr. Pollard for our audit committee.  The Board of Directors has not appointed a compensation committee.

Conflicts Of Interest

Certain of our directors of serve as directors of other junior mining companies, and therefore it is possible that a conflict may arise between their duties as a director of our management and their duties as a director or officer of such other companies.

Our directors are involved in other junior mining companies as follows:

Name	Company	% of Stock Held
Robert Lipsett	Staccato Gold Resources Ltd.	1.8%
George Cavey	Staccato Gold Resources Ltd.	0%
	Icon Industries Limited	0%
	Orex Ventures Inc.	0%
	Orko Gold Corporation	0%
	Tri-Gold Resources Corp.	0%
Timothy Crowhurst	Santa Cruz Ventures Inc.	0%

All of the above companies are in the business of exploring for gold, silver or base metals and to the best of our knowledge none of them intend to explore for diamonds.  To the best of our knowledge no conflicts over selection or acquisition of properties have occurred to date.  No transactions between us and any of the above companies have occurred.

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of our directors or officers. Any such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors or officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  We have not created any additional requirements for managing potential conflicts of interest beyond the requirements of the Business Corporations Act (British Columbia) and the Securities Act (British Columbia).

Compensation

The following table sets forth the compensation paid by us during the year ended June 30, 2005 to each of our officers, directors and one key employee.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted.  Except as set out below, during the year ended June 30, 2005, no payments have been made, directly or indirectly, by us to our directors and officers or any parties related to them.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal And Position	Year Ended	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Robert Lipsett President and Director	6/30/05 6/30/04 6/30/03	$72,000 -0- N/A	-0- -0- N/A	-0- -0- N/A	Nil 300,000 N/A	-0- -0- N/A	-0- -0- N/A	-0- -0- N/A
George Cavey Vice-President and Director	6/30/05 6/30/04 6/30/03	-0- -0- N/A	-0- -0- N/A	-0- -0- N/A	Nil 100,000 N/A	-0- -0- N/A	-0- -0- N/A	$33,632 -0- N/A
Timothy Crowhurst Director	6/30/05 6/30/04 6/30/03	-0- -0- N/A	-0- -0- N/A	-0- -0- N/A	Nil 300,000 N/A	-0- -0- N/A	-0- -0- N/A	-0- -0- N/A
Foo Chan Chief Financial Officer	6/30/05 6/30/04 6/30/03	-0- -0- N/A	-0- -0- N/A	-0- -0- N/A	Nil 100,000 N/A	-0- -0- N/A	-0- -0- N/A	$12,000 -0- N/A
Dr. Felix Kaminsky Exploration Manager	6/30/05 6/30/04 6/30/03	-0- -0- N/A	-0- -0- N/A	-0- -0- N/A	Nil 250,000 N/A	-0- -0- N/A	-0- -0- N/A	$84,829 -0- N/A
Christopher Pollard Former Director (1)	6/30/05 6/30/04 6/30/03	$30,000 -0- N/A	-0- -0- N/A	-0- -0- N/A	Nil 200,000 N/A	-0- -0- N/A	-0- -0- N/A	-0- -0- N/A

(1)

Christopher Pollard resigned as a director, effective November 24, 2005.

On July 1, 2004, we entered into a two year management contracts with Robert Lipsett dated July 1, 2004, whereby Mr. Lipsett is paid $6,000 per month to act as our President and Chief Executive Officer.  We had entered into a management contract with Christopher Pollard whereby he would provide legal and administrative services at a monthly fee of $2,500; however, Mr. Pollard has since resigned as a director and officer.

George Cavey is the principal of Orequest Consultants Ltd., Orequest Consultants Ltd. was paid a total of $33,632 during the year ended June 30, 2005.

We entered into a consulting agreement with Felix Kaminsky, our exploration manager, dated June 1, 2004, pursuant to which Dr. Kaminsky is paid $1,000 per day for each day he spends on our behalf, with a minimum of one day per month.  In addition, Dr. Kaminsky will be reimbursed for all reasonable expenses.  Dr. Kaminsky has been granted a stock option to purchase 250,000 of our shares at a price of $0.40 per share.  Dr. Kaminsky was paid a total of $84,829 for consulting fees for the year ended June 30, 2005.

Long-term Incentive Plans

Other than through the grant of incentive stock options and management contracts, we do not have a long-term incentive plan for compensating our directors or officers.

No pension plans or retirement benefit plans have been instituted by us and none are proposed at this time.

Options and Stock Appreciation Rights (“SARs”)

The following options were granted to the named executive officers and directors during the most recently completed financial year or subsequent thereto to the date of this report:

Name	Securities Under Option/SARs Granted (#)	% of Total Options SARs Granted to Directors and Officers in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlyng Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert Lipsett	300,000	21.43%	$0.40	$120,000	January 6, 2010
Timothy Crowhurst	300,000	21.43%	$0.40	$120,000	January 6, 2010
Christopher Pollard (1)	200,000	14.28%	$0.40	$20,000	January 6, 2010
George Cavey	100,000	7.14%	$0.40	$40,000	January 6, 2010
Foo Chan	100,000 150,000	7.14% 10.72%	$0.40 $0.40	$40,000 $60,000	January 6, 2010 September 21, 2010
Dr. Felix Kaminsky	250,000	17.86%	$0.40	$100,000	January 6, 2010

(1)

Christopher Pollard resigned as a director, effective November 24, 2005.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year Option/SAR Values

During the most recently completed year ended June 30, 2005, no stock options were exercised by the executive officers.

Termination of Employment or Change of Control

We did not have a plan or arrangement for compensation received or that may be received by Mr. Lipsett in the financial year ended June 30, 2005 or in the current financial year to compensate him in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

Since our inception, our directors have not received fees for attendance of board meetings or other cash compensation in their capacity as directors.  The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.  Directors are also eligible to receive incentive stock options to purchase common shares.

Board Practices

Our Board of Directors is elected at the annual general meetings of our shareholders.  Each director elected will hold office until the next annual meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia).

We have no director's service contracts.

Our audit committee is comprised of Robert Lipsett and Timothy Crowhurst. Members of the audit committee oversee our accounting and financial reporting process and the audits of our financial statements. The audit committee also receives and addresses complaints regarding accounting, internal controls, and auditing issues.  No complaints have been received by the audit committee as of the date hereof.  Further, the audit committee provides protection for whistle blowers.  Again, no whistle blowing issues have presented themselves as of the date hereof. The audit committee functions in a collective manner with respect to all issues that come before it.

At their first meeting following each annual general meeting, the directors must elect an audit committee consisting of no fewer than three directors, of whom a majority must not be officers or employees, to hold office until the next annual general meeting.

Before a financial statement that is to be submitted to an annual general meeting is considered by the directors, it must be submitted to the audit committee for review with the auditor, and the report of the audit committee on the financial statements must be submitted to the directors thereafter.

Employees

We have no employees other than our officers and directors.

Share Ownership

The following table sets forth the common share ownership of each of our officers and directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares [1]
Robert Lipsett	5,860,001	President, Chief Executive Officer and Director	24.40%
Timothy Crowhurst	1,000,000	Director	4.16%
George Cavey	970,000	Vice-President and Director	4.04%
Felix Kaminsky [2]	350,000	Exploration Manager	1.46%
Foo Chan	230,000	Chief Financial Officer	0.96%
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (5 persons)	8,410,001		35.02%

[1]

Based on issued and outstanding share capital of 24,017,016 as of December 28, 2005.

[2]

Dr. Kaminsky is the sole shareholder of KM Diamond Exploration Ltd. and may receive up to an additional 550,000 of our common shares when we exercise our option to acquire a 100% interest in the KMD property.

Options to Purchase Shares

As of June 30, 2005, we have issued 1,700,000 incentive stock options to purchase shares of our common stock as follows:

Option Holders	Designation of Securities Under Option	No. of Securities to be Acquired Upon Exercise	Exercise Price Per Share	Expiry Date
Executive Officers (three persons)	Common Shares	500,000	$0.40	January 6, 2010
Directors who are not Executive Officers	Common Shares	500,000	$0.40	January 6, 2010
All other employees or past employees as a group	Common Shares	Nil	N/A	N/A
All consultants as a group	Common Shares	250,000 150,000 300,000	$0.40 $0.40 $0.40	January 6, 2010 March 15, 2010 March 15, 2006

Escrowed Securities

Pacific Corporate Trust Company (the "Escrow Agent") holds 9,000,001 of our common shares in escrow pursuant to the terms and conditions of an escrow agreement dated June 16, 2004 (the "Escrow Agreement"). The escrow restrictions provide that the Escrowed Securities may not be traded in, dealt with in any manner whatsoever or released, nor may we, our transfer agent or the escrow holders make any transfer or record any trading of the Escrowed Securities without the consent of the TSX Venture Exchange.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class (1)
Common Shares	9,000,001	37.47%

[1]

Based on an issued and outstanding share capital of 24,017,016 as of the date of December 28, 2005.

[2]

The Escrowed Securities are held as follows:

Name	No. of Shares Held in Escrow	Percentage of Escrow
Robert Lipsett	5,310,001	59.0%
Christopher Pollard	900,000	10.0%
George Cavey	900,000	10.0%
Timothy Crowhurst	900,000	10.0%
Foo Chan	135,000	1.5%
Bud Kanke	135,000	1.5%
Steve Stares	270,000	3.0%
Greg Hryhorchuk	270,000	3.0%
Gordon Smith	180,000	2.0%

Under National Policy 46 – 201 “Escrow for Initial Public Offerings”, securities held by Principals (as defined below) are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Equity securities owned or controlled by Principals are subject to the escrow requirements.

A “Principal” is defined as:

(a)

our directors and senior officers or of any of our material operating subsidiary of us, as listed in our prospectus;

(b)

our promoters during the two years preceding our offering;

(c)

those who own and/or control more than 10% of our voting securities immediately before and immediately after completion of our offering if they also have elected or appointed or have the right to elect or appoint a director or senior officer of us or of a material operating subsidiary of ours’;

(d)

those who own and/or control more than 20% of our voting securities immediately before and immediately after completion of our offering; and

(e)

associates and affiliates of any of the above.

Our principals are all of our directors and senior officers, with the exception of Christopher Pollard, who resigned as a director, effective November 24, 2005.

Pursuant to the Escrow Agreement, the Principals agreed to deposit in escrow their Escrowed Securities with the Escrow Agent.  The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six month intervals over the 36 months following the issue of the final receipt for our prospectus (that is 15% of each Principal’s holdings being released in each tranche with an initial 10% tranche being released on the date our securities are listed on the TSX Venture Exchange, being January 7, 2005).

We are an “emerging issuer” as defined in Canadian National Policy 46 - 201 and if we achieve “established issuer” status during the term of the Escrow Agreement, we will “graduate” resulting in a catch-up release and an accelerated release of any securities remaining in escrow under the 18 month schedule applicable to established issuers as if we had originally been classified as an established issuer.

Pursuant to the terms of the Escrow Agreement, the securities held in escrow may not be transferred or otherwise dealt with during the term of the Escrow Agreement unless the transfers or dealings with escrow are:

(a)

transfers to continuing or, upon their appointment, incoming directors and senior officers of us or of a material operating subsidiary, with approval of our board of directors;

(b)

transfers to an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor’s spouse or children;

(c)

transfers upon bankruptcy to the trustee in bankruptcy; and

(d)

pledges to a financial institution as collateral for a bona fide loan, provided that upon a realization the securities remain subject to escrow. Tenders of Escrowed Securities to a take-over bid are permitted provided that, if the tenderer is a Principal of our successor upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of our successor escrow classification.

The TSX Venture Exchange may approve an accelerated release schedule if we, after listing, meet Tier 1 issuer listing requirements. Escrow agreements, in the form prescribed by the TSX Venture Exchange, restrict the sale, assignment, hypothecation and transfer of all escrowed shares without the prior written consent of the TSX Venture Exchange. TSX Venture Exchange policy provides that it will generally only permit a transfer of our escrowed shares to incoming principals. In the event of the bankruptcy or death of a holder of Escrowed Securities, the Escrow Agent, with written notification to the TSX Venture Exchange, may transmit such holders’ Escrowed Securities to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the Escrowed Securities. Escrowed Securities that are transferred to a trustee in bankruptcy will remain in escrow subject to the applicable Escrow Agreement. Escrowed Securities transferred upon death will be released from escrow to the applicable legal representative unless the TSX Venture Exchange objects.

Resale Restrictions on the Seed Capital Shares

All of our shares other than the Escrowed Securities issued for cash prior to January 6, 2005 are subject to the TSX Venture Exchange's resale restrictions. 20% or 1,292,465 common shares were released at the date common shares commenced trading through the facilities of the TSX Venture Exchange, being January 7, 2005 and 20% or 1,292,465 common shares will be released each three months thereafter.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of the date of this report, there are no persons known to us that have direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of any class of such securities except for Robert Lipsett who holds 5,860,001 shares, being 24.40% of the shares outstanding.

The following table sets forth the common share ownership of each person known by us to be the beneficial owner of five percent or more of our common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name of Shareholder	Number of Shares	Position	% of Class
Robert Lipsett	5,860,001	President, CEO and Director	24.40%

Related Party Transactions

Other than as disclosed herein, our officers, directors and principal shareholders, or any of our associates or affiliates, have not participated in and have no other interest, direct or indirect, in any material transactions in which we have participated, or in any proposed transaction which has materially affected or will materially affect our company during the year ended June 30, 2005:

Pursuant to an agreement dated as of the 11th of May, 2004, with KMD, we were granted the KMD Option to purchase a 100% interest in the Diamond Exploration Property. KMD is a company wholly-owned by Felix Kaminsky who subsequent was appointed as our exploration manager.

We were organized to acquire and exploit the diamond property interests. Incidental to such acquisition two of our directors advanced loans totaling $71,620, which loans were repaid without interest during January 2005.

There are no additional interests of management in transactions involving our company except for those stated in the Notes to the Financial Statements.

Interests of Experts and Counsel

Not applicable

ITEM 8.

FINANCIAL INFORMATION

Statements and Other Financial Information

See Item 17.

Legal Proceedings

No material legal proceedings to which we are a party are pending nor are any known to be contemplated and we know of no legal proceedings pending or threatened, or judgments entered against, any of our officers or directors in their capacities as such.

Dividends

No dividend has been paid on our common shares since inception, and none is contemplated in the foreseeable future.

Significant Changes

There have been no significant changes since the date of our annual financial statements or since the date of our most recent interim financial statements.

ITEM 9.

THE OFFER AND LISTING

Offer and Listing Details

No market has ever been established for our shares since incorporated.

We are required to file an annual report on Form 20-F with the Securities and Exchange Commission and Form 6-K.  A Form 6-K is required to be filed when the laws of British Columbia and Alberta require us to disclose information.  The Form 6-K must be filed promptly after information is made public by us.  As a foreign private issuer, we will not be subject to the reporting obligations of Section 13, except as set forth above; the proxy rules of the Section 14 of the Securities Exchange Act of 1934; or, the insider reporting or short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

Plan of Distribution

Not applicable

Markets

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX Venture Exchange:

Month	High	Low
November 2005	0.25	0.17
October 2005	0.38	0.25
September 2005	0.45	0.30
August 2005	0.45	0.37
July 2005	0.42	0.37
June 2005	0.55	0.40

Our shares began trading on the TSX Venture Exchange under the symbol “RLD” on January 7, 2005. Since trading began and up to the date of this registration statement the high bid has been $0.75 and the low bid is $0.17.

The source for the above information is Canada Stockwatch. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Holders

As of December 23, 2005, we had 70 holders of record of our common shares.  Currently, we have 5 shareholders of our common securities resident in the United States.

Selling Shareholders

Not applicable.

Dilution

Not applicable

Expenses of the Issue

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Incorporation

We have no bylaws. Under British Columbia law they are called Articles of Incorporation.

1.

Our Memorandum and Articles of Incorporation do not limit in any manner our business purpose. As such, no provision relating to the same is contained in the Memorandum or Articles of Incorporation.

2.

Directors

(a)

A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to us which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; (4) determining the remuneration of the directors: (5) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (6) indemnification of any director.

(b)

Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

(c)

Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

(d)

There are no provisions for retirement or non-retirement of directors under an age limit requirement.

(e)

There is no number of shares which must be owned for director's qualification.

(f)

Our Articles authorize the shareholders to set the number of directors which is currently set at four.  Our directors are elected annually at our annual general meeting.  If there are more than four persons nominated as directors at the annual general meeting then the four directors receiving the most votes are elected for the ensuing year.

3.

Shares

(a)

The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

(b)

Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

(c)

Shareholders do not have the right to share in our profits.

(d)

Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.

(e)

We may redeem any of our shares at the price and on the terms as determined by our board of directors.

(f)

There are no sinking fund provisions.

(g)

Shareholders are not liable for further capital calls.

(h)

There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.

4.

No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4 of the outstanding shares.

5.

The annual general meeting of shareholders is called by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons represented at the meeting either in person or by proxy.  Resolutions must be passed by a majority (ie. more than 50%) of the votes cast by shareholders at general meeting.  Extraordinary (special) general meetings are called by written notice mailed by the board of directors to each shareholder of record. The quorum remains the same for Extraordinary Meetings. There are no conditions of admission to the meetings.  Special resolutions are required to amend our Memorandum or Articles, Special Resolutions must be passed by 75% of the votes cast by shareholders.

6.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

7.

There are no provisions in our articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to any merger, acquisition or corporate restructuring involving us.

8.

There are no provisions in our articles which require the disclosure of shareholder ownership.

9.

The law applicable to us is not significantly different from that in the host country.

10.

The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

Material Contracts

There are no material contracts except as discussed in this registration statement. The following material contracts and all engineering or geological reports referred to in this registration statement may be inspected at our office Suite 305 - 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5, during normal business hours.

Exhibit No.	Description
1.1	Articles of Organization;
4.1	Option agreement with Russell Renner, James Bond and Rudolph Wahl dated as of the 18th of March, 2004;
4.2	Option agreement with John E. Ternowesky, Eugene Belisle and Noel Belisle dated as of the 19th of March, 2004;
4.3	Option Agreement with James Bond and Russell Renner dated as of the 18th of March, 2004;
4.4	Option Agreement with William Maurice Michano, John Grant Michano dated as of the 17th of March, 2004;
4.5	Option Agreement with KM Diamond Exploration Ltd. dated as of the 11th of May, 2004;
4.6	Joint Exploration Agreement with Phoenix Matachewan Mines Inc. dated as of July 1, 2004;
4.7	Consulting contract with Felix Kaminsky dated June 1, 2004;
4.8	Management contract with Robert Lipsett dated July 1, 2004;
4.9	Management contract with Christopher Pollard dated July 1, 2004;
4.10

Escrow Agreement among Pacific Corporate Trust Company, Ripple Lake Minerals Inc., Robert Lipsett, Christopher Pollard, George Cavey, Timothy Crowhurst, Bud Kanke, Stephen Stares, Gregory Hryhorchuk and Gordon Smith dated the 16th of June, 2004.

4.11	Private Placement Agreement with Canaccord Capital Corporation dated June 13, 2005.
4.12	Option Agreement with Nuinsco Resources Limited dated June 22nd, 2005
4.13	Option Agreement with Rudolf Wahl and Deric Ewen dated April 25th, 2005
4.14	Option Agreement with Rudolf Wahl, Russel Renner and James Bond dated April 25th, 2005

Exchange Controls

There are no exchange controls or other limitations which affect the sale of shares in the United States which were issued to Robert Lipsett, George Cavey, Christopher Pollard, Timothy Crowhurst, Foo Chan and Felix Kaminsky, which are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933.  The restricted shares may only be resold in compliance with Reg. 144 of the Securities Act of 1933t.

Taxation

Canadian Income Tax Consequences

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more of our common shares who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property.  The summary deals with the provisions of the Tax Act in force on February 28, 2005.  It discusses all material matters; but might not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders are urged to consult with their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the company. The TSX Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Federal Income Taxation Considerations

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the company's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that we were not a passive foreign investment company for the taxable year ended December 31, 2004 and, furthermore, expect to conduct our affairs in such a manner so that we will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holders particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the “provisions” of the Income Tax Act of Canada and the regulations issued thereunder (collectively, the “Tax Act” or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the registration statement and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

We urge each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Dividends and Paying Agents

Not applicable

Statement by Experts

Not applicable.

Documents on Display

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at Suite 305 - 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and our telephone number is (604) 682-8789

Subsidiary Information

Not applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of our management, including the our president, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended June 30, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not at this time have a financial expert on our Audit Committee (as defined in Item 16A of Form 20-F).  We are currently actively seeking a financial expert to join our audit committee.  Robert Lipsett and Timothy Crowhurst have the industry experience necessary to understand and analyze financial statements, as well as the understanding of internal controls and procedures necessary for financial reporting.

ITEM 16B.

CODE OF ETHICS

We have not adopted a Code of Ethics at this time.  We do not consider a Code of Ethics necessary due to the small size of our exploration activities and the small number of persons comprising our Board of Directors and management.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

	Year ended June 30, 2005 Cdn $	Year Ended June 30, 2004 Cdn $
Audit fees	21,000	16,800
Audit related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	2,500	Nil
Total:	23,500	16,800

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Our audited financial statements for the year ended June 30, 2005 immediately follow:

ITEM 18.

FINANCIAL STATEMENTS

Not applicable.

ITEM 19.

EXHIBITS

Exhibit #	Document Description
1.1*	Articles of Organization;
4.1*	Option agreement with Russell Renner, James Bond and Rudolph Wahl dated as of the 18th of March, 2004;
4.2*	Option agreement with John E. Ternowesky, Eugene Belisle and Noel Belisle dated as of the 19th of March, 2004;
4.3*	Option Agreement with James Bond and Russell Renner dated as of the 18th of March, 2004;
4.4*	Option Agreement with William Maurice Michano, John Grant Michano dated as of the 17th of March, 2004;
4.5*	Option Agreement with KM Diamond Exploration Ltd. dated as of the 11th of May, 2004;
4.6*	Joint Exploration Agreement with Phoenix Matachewan Mines Inc. dated as of July 1, 2004;
4.7*	Consulting contract with Felix Kaminsky dated June 1, 2004;
4.8*	Management contract with Robert Lipsett dated July 1, 2004;
4.9*	Management contract with Christopher Pollard dated July 1, 2004;
4.10*

Escrow Agreement among Pacific Corporate Trust Company, Ripple Lake Minerals Inc., Robert Lipsett, Christopher Pollard, George Cavey, Timothy Crowhurst, Bud Kanke, Stephen Stares, Gregory Hryhorchuk and Gordon Smith dated the 16th of June, 2004.

4.11**	Private Placement Agreement with Canaccord Capital Corporation dated June 13, 2005.
4.12	Option Agreement with Nuinsco Resources Limited dated June 22nd, 2005
4.13	Option Agreement with Rudolf Wahl and Deric Ewen dated April 25th, 2005
4.14	Option Agreement with Rudolf Wahl, Russel Renner and James Bond dated April 25th, 2005
31.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Incorporated by reference from our Registration Statement on Form 20-F filed on April 3, 2005.

**

Incorporated by reference from our Amendment No. 1 to our Registration Statement on Form 20-F filed on July 14, 2005.

--

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 28th day of December, 2005.

RIPPLE LAKE DIAMONDS INC.

BY: /s/ Robert Lipsett

Robert Lipsett, President and Director

--

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2005

(Stated in Canadian dollars)

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

F-2

BALANCE SHEET

F-3

STATEMENTS OF OPERATIONS AND DEFICIT

F-4

STATEMENT OF CASH FLOWS

F-5

STATEMENT OF STOCKHOLDERS' EQUITY

F-6

NOTES TO THE FINANCIAL STATEMENTS

F-7 – F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

The shareholders of

Ripple Lake Diamonds Inc.

We have audited the balance sheets of Ripple Lake Diamonds Inc.  as at June 30, 2005 and 2004 and the statements of operations, cash flows and stockholders' equity for the year ended June 30, 2005 and for the period from February 6, 2004 (date of incorporation) to June 30, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the year ended June 30, 2005 and for the period from February 6, 2004 (date of incorporation) to June 30, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

September 19, 2005

"Amisano Hanson"

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 of the accompanying financial statements, the Company is in the process of exploring its principal mineral property and has not yet determined whether the property contains ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from outcome of this uncertainty.

Our report to the shareholders dated September 19, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada

September 19, 2005

"Amisano Hanson"

CHARTERED ACCOUNTANTS

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

BALANCE SHEET
June 30, 2005
(Stated in Canadian dollars)

	2005	2004
	$	$
ASSETS
CURRENT ASSETS
Cash	262,734	239,653
GST receivable	105,673	32,787
Prepaid finance cost	20,000	-

	388,407	272,440
ADVANCES FOR FUTURE EXPLORATION COSTS	-	297,500
MINERAL EXPLORATION PROPERTIES - acquisition
and staking costs (Note 3)	815,954	167,405
MINERAL EXPLORATION PROPERTIES - exploration
expenditures (Note 3 & 8)	2,369,446	100,768
CAPITAL ASSETS (Note 4)	1,273	-

	3,575,080	838,113

LIABILITIES
CURRENT LIABILITIES
Accounts payables and accrued liabilities	482,778	57,194
Loans payable (Note 8)	-	71,620

	482,778	128,814

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)
Authorized: 100,000,000 common shares without par value
Issued and outstanding: 23,289,550 common shares (2004 - 14,783,994)	3,420,643	727,600
CONTRIBUTED SURPLUS	611,000	-
DEFICIT accumulated during the exploration stage	(939,341)	(18,301)

	3,092,302	709,299

	3,575,080	838,113

Nature and Continuance of Operations (Note 1) Commitments (Notes 3, 5 & 7) Subsequent Events (Notes 3, 5 & 10) APPROVED BY THE DIRECTORS:
DIRECTOR:	"Robert Lipsett"
Robert Lipsett
DIRECTOR:	"Christopher Pollard"
Christopher Pollard

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEAR ENDED JUNE 30, 2005
(With Comparative Figures for the Period from
February 6, 2004 (Date of Incorporation) to June 30, 2004)
	(Stated in Canadian dollars)

	Cumulative
	from inception,
	February 6, 2004, to,
	June 30, 2005	2005	2004
	$	$	$

REVENUE	2,256	2,256	-

EXPENSES
Amortization	225	225	-
Bank charges	1,133	916	217
Entertainment	3,422	3,422	-
Filing fees	45,284	45,284	-
Interest	439	439	-
Management fees	102,000	102,000	-
Office	7,686	7,580	106
Printing	2,264	2,264	-
Professional fees	87,593	69,615	17,978
Public and shareholder relations	107,218	107,218	-
Rent	18,000	18,000	-
Stock-based compensation	611,000	611,000	-
Transfer agent	10,487	10,487	-
Travel	7,846	7,846	-

	1,004,597	986,296	18,301

LOSS BEFORE INCOME TAXES	(1,002,341)	(984,040)	(18,301)

FUTURE INCOME TAX RECOVERY	(63,000)	(63,000)	-

NET LOSS FOR THE PERIOD	(939,341)	(921,040)	(18,301)
DEFICIT, beginning of period	-	(18,301)	-

DEFICIT, end of period	(939,341)	(939,341)	(18,301)

NET LOSS PER SHARE: basic and diluted		(0.05)	(0.02)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	-	18,539,297	965,518

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005
(With Comparative Figures for the Period from
February 6, 2004 (Date of Incorporation) to June 30, 2004)
(Stated in Canadian dollars)

	Cumulative
	from inception,
	February 6, 2004, to
	June 30, 2005	2005	2004
	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(939,341)	(921,040)	(18,301)
Amortization	225	225	-
Stock-based compensation	611,000	611,000	-
Future income taxes	(63,000)	(63,000)	-

CHANGES IN NON-CASH WORKING CAPITAL
GST receivable	(105,673)	(72,886)	(32,787)
Accounts payables and accrued liabilities	44,715	28,228	16,487

	(452,074)	(417,473)	(34,601)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaid finance cost	(20,000)	(20,000)	-
Increase (decrease) in advances from related parties	-	(71,620)	71,620
Issuance of shares, net of issue costs	2,295,744	2,295,743	1
Issuance of seed shares	969,349	251,750	717,599
Issuance of escrow shares	56,550	46,550	10,000

	3,301,643	2,502,423	799,220

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(1,498)	(1,498)	-
Advances for future exploration costs	-	297,500	(297,500)
Mineral exploration properties - acquisition and staking costs	(653,954)	(486,549)	(167,405)
Mineral exploration properties - exploration expenditures	(1,931,383)	(1,871,322)	(60,061)

	(655,452)	(2,061,869)	(524,966)

INCREASE IN CASH	262,734	23,081	239,653

CASH, beginning of period	-	239,653	-

CASH, end of period	262,734	262,734	239,653

Non-cash investing and financing transactions not included in cash flows:
Issuance of common shares for mineral property rights	162,000	162,000	-
Issuance of common shares for agent relating to initial
public offering	80,000	80,000	-
Supplementary disclosure of cash flow information
Cash paid for:
Interest	-	-	-
Income taxes	-	-	-

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD FEBRUARY 6, 2004 TO JUNE 30, 2005
(Stated in Canadian dollars)

	Common Stock
	Shares	Amount		Contributed Surplus	Accumulated Deficit	Total
		$		$	$	$

Balance, February 6, 2004	-	-		-	-	-
Issued for cash pursuant to:
Founder's share	1	1		-	-	1
Private Placement (seed shares) (at $0.15)	4,783,993	717,599		-	-	717,599
Escrow shares (at $0.001)	10,000,000	10,000		-	-	10,000
Net loss	-	-		-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	727,600		-	(18,301)	709,299

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.15)	1,678,333	251,750		-	-	251,750
Price adjustment to 950,000 escrow shares
(from $0.001 to $0.05)	-	46,550		-	-	46,550
Initial public offering (at $0.40, net of share
issue costs of $305,457)	4,000,000	1,294,543		-	-	1,294,543
Private placement (at $0.45, net of share issue
costs of $78,800)	2,222,223	921,200		-	-	921,200
Future income tax relating to renounced
exploration expenditures applicable to
flow-through shares	-	(63,000)		-	-	(63,000)
Issued for agent's commission (at $0.40 per
share)	200,000	80,000		-	-	80,000
Issued for mineral property rights at $0.40 per
share - Note 3	405,000	162,000		-	-	162,000
Stock based compensation	-	-		611,000	-	611,000
Net loss		-	-	-	(921,040)	(921,040)

Balance, June 30, 2005	23,289,550	3,420,643		611,000	(939,341)	3,092,302

     RIPPLE LAKE DIAMONDS INC. (AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS June 30, 2005 (Stated in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Ripple Lake Diamonds Inc. (the "Company") was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amount shown for mineral property costs is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, discovery of economically recoverable reserves, and future profitable production. There is no assurance that the Company will be successful in recovering the amount shown for mineral properties.

Although the Company has taken steps to verify title to resource properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The Company is dependent upon share issuances and other financings to provide the funding necessary for exploration and to meet its general operating expenses. The Company has issued shares to fund current acquisition and exploration activities and general operating expenses and intends to issue additional share capital to fund further exploration activities and to pay general operating expenses. The Company will require additional financing to continue to explore and develop its mineral properties. There can be no assurance that such additional financing will be available on terms acceptable to the Company. These financial statements have been prepared on going concern basis. The Company's ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements. At June 30, 2005 the Company has working capital deficiency of $94,371 and an accumulated deficit of $939,341 since incorporation.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America. The financial statements have in management's opinion been properly prepared within the framework of significant accounting policies summarized below:

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and as adjustments become necessary, they are reported in earnings in the period in which they became known. Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of profitable revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital Assets

Capital assets are recorded at cost. Amortization is provided using the declining balance basis over the estimated useful life of the asset at the following rate:

Computer 30%

One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future assets and therefore the Company has fully provided against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, prepaid expenses, accounts payables and accrued liabilities. The carrying value of the financial instruments approximate fair value due to their short term to maturity. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

Effective July 1, 2004, the Company has adopted the recommendations of the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method and amortized over period until vested. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration received from the exercise of stock options is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Exploration Stage Company

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Flow-Through Shares

In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarified the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures for flow-through shares issued after March 19, 2004 and records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations and deficit on the date that the Company renounces deductions to investors.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

3.	MINERAL EXPLORATION PROPERTIES - ACQUISITION AND STAKING COSTS

		Cumulative from inception,
		February 6, 2004 to
		June 30, 2005	2005	2004
	TCH Diamond Project	$	$	$
	Balance, beginning of period	-	248,173	-

	Property acquisition and staking costs	310,582	163,177	147,405

	Exploration expenses
	Communication	16,000	16,000	-
	Data analysis	179,035	164,235	14,800
	Equipment rental	14,000	14,000	-
	Food and accommodation	22,500	22,500	-
	Geological	105,828	89,190	16,638
	Geophysics	26,225	-	26,225
	Ground magnetic	21,635	-	21,635
	Helicopter fees	64,579	64,579	-
	Lab fee	1,388	1,388	-
	Line cutting	21,470	-	21,470
	Management fee	32,000	32,000	-
	Mobilization and demobilization	8,000	8,000	-
	Sampling and processing	438,500	438,500	-
	Supplies	16,328	16,328	-

		967,488	866,720	100,768

	Balance, end of period	1,278,070	1,278,070	248,173

	KMD Project	$	$	$
	Balance, beginning of period	-	20,000	-

	Property acquisition and staking costs	505,372	485,372	20,000

	Exploration expenses
	Assessment fee	3,768	3,768	-
	Camp	243,280	243,280	-
	Communication	3,981	3,981	-
	Data analysis	44,219	44,219	-
	Food and accommodation	26,872	26,872	-
	Geological	95,827	95,827	-
	Geophysics	185,885	185,885	-
	Helicopter fees	161,232	161,232	-
	Management fee	35,829	35,829	-
	Mobilization and demobilization	12,938	12,938	-
	Sampling and processing	581,160	581,160	-
	Supplies	6,967	6,967	-

		1,401,958	1,401,958	-

	Balance, end of period	1,907,330	1,907,330	20,000

	TOTAL	3,185,400	3,185,400	268,173

3. MINERAL EXPLORATION PROPERTIES (Continued)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into five agreements dated March 2004, April 2005 and June 2005, for options to earn a 100% interest in certain mineral claims, representing 167 units or 2,672 hectares, located in the Province of Ontario, Walsh, Foxtrap Lake and Killala Townships known as the TCH Diamond Project (the "Options") for total cash consideration of $24,500 and total share consideration of 40,000 common shares. As at June 30, 2005, the Company has made additional cash payments totalling $18,500 and has issued an additional 55,000 common shares under these Options.

The future annual payments of cash and shares required under these Options are as follows:

Cash	Common Shares
	$

Year ended June 30, 2006	59,000	110,000
2007	61,000	125,000
2008	210,000	335,000
2009	30,000	20,000
	360,000	590,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optioners 2% of net smelter returns from the properties upon commercial production.

In addition, the Company has staked additional mineral claims in an area that is contingious to the optioned properties. These additional claims are 100% owned by the Company. The cost incurred to June 30, 2005 to stake these claims was $248,770. The Company's interest in the TCH Diamond Project now totals 3,433 units or approximately 55,000 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $25 per hectare on assessment work during the first two years after staking.

3. MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project

By an option agreement dated May 11, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,281 acres, located in the territories of Nunavut known as the KMD Project ("the Option") for total cash consideration of $20,000. As at June 30, 2005, the Company has made additional cash payments of $150,000 and has issued 350,000 common shares under the Option. The future payments of cash and shares required under the Option are follows:

	Cash	Shares
	$
Year ended June 30, 2006	-	150,000

In addition, the Company must carry out the following minimum expenditures:

Calendar	2004	$375,000	(incurred)
Calendar	2005	$400,000
Calendar	2006	$450,000

Upon making the foregoing payments and issuing the shares listed above and contingent upon the completion of the above minimum expenditures, the Company may exercise the Option by giving a notice of exercise to the Optionor and by concurrently issuing 200,000 common shares to the Optionor at any time prior to December 31, 2007.

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company shall have the right to purchase the 20% remaining interest of the Optionor in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing to the Optionor a further 200,000 common shares.

In addition, the Optioner has staked additional mineral claims on behalf of the Company in an area that is contingious to the optioned properties. These additional claims are 100% owned by the Company. The cost incurred to June 30, 2005 to stake these claims was $195,371 and was reimbursed in full to the Optioner by the Company. The Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking.

4.       CAPITAL ASSETS

		ACCUMULATED	NET	BOOK VALUE
	COST	AMORTIZATION	2005	2004
	$	$	$	$
Computer	1,498	225	1,273	-

5.       SHARE CAPITAL - Notes 3 and 10

During August, 2004, the Company sold 1,678,333 seed shares at $0.15 per share pursuant to a private placement for total proceeds of $251,750.

On January 7, 2005, the Company completed its initial Public Offering of 4,000,000 shares at $0.40 per share. Pursuant to this financing, the Company paid an agent's commission of 7.5% in cash totaling $120,000 and issued 200,000 corporate finance shares and 400,000 share purchase warrants. Each warrant entitles the agent to acquire one common share of the Company at $0.40 per share until January 6, 2006. No warrants were exercised during the year. In addition, the Company paid $105,457 of share issue costs to effect the initial public offering.

On June 4, 2005, the Company completed a brokered private placement of 2,222,223 units at $0.45 per unit. Pursuant to this financing, the Company paid the broker a commission of 7.5% in cash totaling $75,000 and issued 222,222 share purchase warrants. Each share purchase warrant entitles the broker to acquire one common share of the Company at $0.50 per share until June 15, 2007. In addition, the Company paid $3,800 of share issue costs to effect the brokered private placement. Each unit of the brokered private placement is comprised of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share of the Company until June 15, 2007 at a price of $0.50 per share. No warrants were exercised during the year.

During the year ended June 30, 2005, 950,000 shares originally classified as escrow shares were repriced by regulatory authorities due to the fact that the holders were not principals of the Company. As a result, the shares were reissued at $0.05 per share from $0.001 per share, for additional proceeds to the Company of $46,550.

5.	SHARE CAPITAL - Notes 3 and 10 (Continued)

	a)	Seed Shares

The seed shares are subject to resale restrictions and cannot be traded until they are released for trading over a twelve-month period following the closing of the initial public offering (January 7, 2005). 20% of these shares were released on January 7, 2005 and 20% every three months thereafter.

	b)	Escrow Shares

The 10,000,000 escrow shares are governed by the provisions of the Canadian Securities Regulators National Policy 46-201 where the shares will be released pro-rata to the holders as follows:

· 10% on the date the Company's shares are listed for trading, January 7, 2005 (1,000,000 shares released in January, 2005).

15% every six months following the date that the Company's shares are listed for trading (1,500,000 shares released subsequent to June 30, 2005).

As at June 30, 2005, there were 9,000,000 shares held in escrow.

	c)	Stock Options

Summary of stock options activities during the year ended June 30, 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	-	-
Granted - directors, officers and consultants	1,700,000	-
Expired/cancelled	-	-
Exercised	-	-

Balance, end of year	1,700,000	-

The Company has recorded $611,000 of compensation expense for stock-based compensation awarded to directors and consultants during the year-ended June 30, 2005. The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the year ended June 30, 2005:

2005
Dividend yield	-
Annualized volatility	134%
Risk-free interest rate	3.85%
Expected life	4.34 years

5.	SHARE CAPITAL - Notes 3 and 10 (Continued)

	c)	Stock Option (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Outstanding and exercisable stock options at June 30, 2005 are as follows:

Number	Average remaining	Weighted Average
outstanding	contractual life	exercise price per share
(in years)
300,000	0.95	$0.40
1,250,000	4.52	$0.40
150,000	4.71	$0.40

d) Warrants

Summary of share warrant activities during the years ended June 30, 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	-	-
Issued	1,733,334	-
Exercised	-	-
Expired	-	-

Balance, end of year	1,733,334	-

As at June 30, 2005, the following share purchase warrants were outstanding:

Number of	Exercise
Warrants	Price	Expiry Date

400,000	$0.40	January 6, 2006
1,333,334	$0.50	June 15, 2007

1,733,334

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

6.	INCOME TAX

	Basic statutory and provincial income tax rate	35.62%	35.62%

		2005	2004
		$	$
	a) Tax provision

	Loss before income taxes	(984,040)	(18,301)

	Income taxes at statutory rates	(350,515)	(6,519)
	Tax deductible share issue costs	(21,675)	-
	Stock-based compensation	217,638	-
	Increase in valuation allowance	90,943	6,519
	Other	609	-

	Total income taxes (recovery)	(63,000)	-

		2005	2004
		$	$
	b) Future tax balance

	Future income tax assets relate to:
	Mineral properties	1,072,000	95,500
	Capital asset	500	-
	Non-capital loss carryforwards	161,000	6,000
	Share issue costs	86,700	-

		1,320,200	101,500
	Valuation allowance	(1,320,200)	(101,500)

	Net future income tax asset	-	-

c) Tax loss carryforwards

The Company has an available loss carry-forward of $448,981 and cumulative development and exploration expenses of $3,010,000 which may be carried forward to reduce taxable income in future years. The potential future income tax benefits are not reflected in these financial statements. The non-capital losses expire as follows:

Year	$

2014	16,801
2015	432,180

448,981

7.	COMMITMENTS

	a)	On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares. The consultant's options will entitle the consultant to purchase the common shares at the price at which they were sold at the intial public offering.

	b)	In July, 2004, the Company entered into two year management agreements with the Company's directors and officers for a total of $9,500 per month or $114,000 annually to June 30, 2006.

	c)	In July, 2004, the Company entered into a two year premises lease at $1,500 per month or $18,000 annually to June 30, 2006.

8.	RELATED PARTY TRANSACTIONS - Note 10

During the year ended June 30, 2005, the Company incurred management and consulting fees rendered by directors in the amount of $102,000 (2004: $NIL). The Company also incurred $33,632 (2004: $26,598) in deferred mineral property expenditures to a company controlled by an officer and director of the Company. These transactions were entered into in the normal course of business and are measured at the exchange amount.

Amount of $nil (2004: $71,620) are due to directors, officers and a company controlled by them. These amounts are unsecured, due on demand and non-interesting bearing.

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:
	2005	2004
	$	$
Net loss as reported in accordance with Canadian GAAP	(921,040)	(18,301)
Adjustments:
Advances for future exploration costs expensed	-	(297,500)
Mineral exploration property - acquisition costs	-	(28,500)
Mineral exploration property - staking costs	(304,049)	(138,905)
Mineral exploration property - exploration expenditures	(2,268,678)	(100,768)

Net loss under U.S. GAAP	(3,493,767)	(583,974)

Basic and diluted net loss per share under U.S. GAAP	(0.19)	(0.60)

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Advances for future exploration costs - Under Canadian GAAP, advances for future exploration costs are capitalized. Under U.S. GAAP, advances related to exploration are expensed as incurred unless commercial feasibility is established.

Mineral exploration properties - acquisition and staking costs - Under Canadian GAAP, acquisition costs including staking costs are capitalized. In accordance with EITF 04-2 under U.S. GAAP, acquisition costs only are considered tangible assets and are capitalized. Effective July 1, 2004, the Company has adopted EITF 04-2 prospectively.

Under U.S. GAAP, capitalized acquisition costs are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable based on proven and probable reserves. Management believes that there is no impairment to the acquisition costs incurred after July 1, 2004.

Mineral exploration properties - exploration expenditures - Under Canadian GAAP, exploration expenditures include all direct and indirect exploration activities and are capitalized. Under U.S. GAAP, exploration expenditures include only direct exploration activities and are expensed as incurred unless commercial feasibility is established.

Stock-based compensation - The Company records compensation expense for U.S. GAAP purposes following the fair value method of accounting for stock options issued to employees. The Company uses the Black-Scholes option pricing model to value its stock options as described in Note 2.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays. The difference between the fair value and the price paid is recognized as a liability for accounting purposes. The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the year ended June 30, 2004, the Company issued 871,110 flow-through shares. The Company renounced $130,667 subsequent to June 30, 2004 relating to these issue of these shares. For the year ended June 30, 2005, the Company issued an additional 300,000 flow-through shares at $0.15 per share for $45,000. As of June 30, 2005, all amounts renounced had been expended and tax benefit of $63,000 was recorded. As the fair value of the flow-through shares was the same as non-flow-through shares issued at the same time, no liability is recognized under U.S. GAAP.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs. As at June 30, 2004, for U.S. GAAP purposes, cash of $130,667 would have been restricted.

Net earnings per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding. The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

		2005	2004
		$	$
	Total assets under Canadian GAAP	3,575,080	838,113
	Adjustments to U.S. GAAP
	Expense of advances for future exploration costs	-	(297,500)
	Expense of mineral exploration properties - acquisition costs	-	(28,500)
	Expense of mineral exploration properties - staking costs	(471,454)	(138,905)
	Expense of mineral exploration properties - exploration expenditures	(2,369,446)	(100,768)

	Total assets under U.S. GAAP	734,180	272,440

	Total liabilities under Canadian GAAP	482,778	128,814
	Adjustments to U.S. GAAP	-	-

	Total liabilities under U.S. GAAP	482,778	128,814

	Total stockholders' equity under Canadian GAAP	3,092,302	709,299
	Adjustments to U.S. GAAP
	Expense of advances for future exploration costs	-	(297,500)
	Expense of mineral exploration properties - acquisition costs	-	(28,500)
	Expense of mineral exploration properties - staking costs	(471,454)	(138,905)
	Expense of mineral exploration properties - exploration expenditures	(2,369,446)	(100,768)

	Total equity under U.S. GAAP	251,402	143,626

	Total liabilities and equity under U.S. GAAP	734,180	272,440

9.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	Reconciliation of statements of cash flow to U.S. GAAP:
		2005	2004
		$	$

	Cash provided by (used in) operation under Canadian GAAP:
	Net loss as reported in accordance with Canadian GAAP	(921,040)	(18,301)
	Adjustments:
	Advances for future exploration costs expensed	-	(297,500)
	Mineral exploration properties - acquisition costs	-	(28,500)
	Mineral exploration properties - staking costs	(304,049)	(138,905)
	Mineral exploration properties - exploration expenditures	(2,268,678)	(100,768)

	Net loss under U.S. GAAP	(3,493,767)	(583,974)

	Add (deduct) items not involving cash:
	Amortization	225	-
	Stock-based compensation	611,000	-
	Future income tax benefit related to flow-through shares	(63,000)	-
	Changes in non-cash working capital balances	(44,659)	(16,299)

	Cash used in operations under U.S. GAAP	(2,990,201)	(600,273)

	Cash provided by (used in) financing activities under Canadian GAAP:
	Prepaid finance costs	(20,000)	-
	Loans payable	(71,620)	71,620
	Shares issued	2,594,043	727,600

	Cash provided by financing activities under U.S. GAAP	2,502,423	799,220

	Cash provided by (used in) investing activities under Canadian GAAP:
	Purchase of equipment	(1,498)	-
	Advances for future exploration costs	297,500	(297,500)
	Increase in mineral exploration properties - acquisition costs	-	(28,500)
	Increase in mineral exploration properties - staking costs	(648,549)	(138,905)
	Increase in mineral exploration properties - exploration expenditures	(1,709,321)	(60,062)
	Adjustments to U.S. GAAP	2,572,727	565,673

	Cash provided by financing activities under U.S. GAAP	510,859	40,706

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Under U.S. GAAP the Company must provided a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2005	2004
	$	$
Numerator
Net loss under U.S. GAAP	(3,443,767)	(583,973)

Denominator
Weighted average number of common shares outstanding	18,539,297	965,518

Basic and diluted net earnings (loss) per share	(0.19)	(0.60)

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of June 30, 2005, the Company had 1,700,000 (2004: NIL) stock options and 1,733,334 (2004: NIL) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

10.	SUBSEQUENT EVENTS

	a)	Non-brokered Private Placement

Subsequent to June 30, 2005, pursuant to a non-brokered private placement, the Company issued 622,466 units at $0.45 per unit for gross proceeds of $280,110. Each unit consists of one flow-through share and one-half warrant to purchase a non-flow through share of the Company. Each whole warrant is exercisable for a period of one year at $0.50 per non-flow through share.

	b)	Subsequent to June 30, 2005, the Company granted to its directors, officers and consultants an aggregate of 300,000 share purchase options to purchase common shares of the Company at a price of $0.40 for a period of five years.

	c)	Subsequent to June 30, 2005, an officer of the Company loaned the Company $50,000 with interest at 4.75% per annum. The loan and interest of $300 was subsequently repaid.