Form 20-F
period 2006-06-30
Ripple Lake Diamonds Inc.
filed 2006-12-29
CIK 1321847

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20 – F

___

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

  X

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended

    June 30, 2006

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

Outstanding at June 30, 2006

Common Shares, no par value

36,075,682

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

__

Yes

X

No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

X

Yes

__

No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

__

Yes

X

No

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, or a non-accelerated filer.

Large accelerated filer _______

Accelerated filer _______

Non-accelerated filer

X

Indicate by check mark which financial statement item the registrant has elected to follow.

X

Item 17

__

Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

__

Yes

X

No

click here for printer-friendly PDF version

TABLE OF CONTENTS

Part

Item

Page

Forward-Looking Statements

4

I

1

Identity of Directors, Senior Management and Advisors

  5

2

Offer Statistics and Expected Timetable

  5

3

Key Information

  5

4

Information on the Company

16

5

Operating and Financial Review and Prospects

30

6

Directors, Senior Management and Employees

33

7

Major Shareholders and Related Party Transactions

41

8

Financial Information

43

9

The Offer and Listing

43

10

Additional Information

45

11

Quantitative and Qualitative Disclosure about Market Risk

50

12

Description of Securities Other than Equity Securities

50

II

13

Default, Dividend Arrearages and Delinquencies

50

14

Material Modifications to the Rights of Security Holders

51

15

Controls and Procedures

51

16A

Audit committee Financial Expert

51

16B

Code of Ethics

52

16C

Principal Accountant Fees and Services

52

16D

Exemptions from the Listing Standards for Audit Committees

52

16E

Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

52

III

17

Financial Statements

52

18

Financial Statements

53

19

Exhibits

53

Signatures

54

Financial Statements

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements and information, within the meaning of Section 21E of the Exchange Act, relating to Ripple Lake Diamonds Inc. (that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to us. When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “strategy”, “goals”, “objectives”,

“project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative or any of these terms and similar expressions, as they relate to our company or management, are intended to identify forward-looking statements.

Such statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•

risks relating to our ability to finance the exploration and development of our mineral properties;

•

permitting risks relating to the exploration and development of our mineral properties and business activities;

•

risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of our mineral deposits;

•

commodity price fluctuations (particularly gold and silver commodities);

•

currency fluctuations;

•

risks related to governmental regulations, including environmental regulations;

•

risks related to possible reclamation activities on our properties;

•

our ability to attract and retain qualified management and our dependence upon such management in the development of our mineral properties;

•

increased competition in the exploration industry;

•

our lack of infrastructure;

•

our history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document, under the heading “Risk Factors” and elsewhere.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  Refer to “Item 6 - Directors, Senior Management and Employees - Directors  and  Senior  Management" herein.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

Selected Financial Data

The summary  financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our  financial statements as of and for the years ended June 30, 2006 and June 30, 2005, together with the notes thereto, which appear elsewhere in this annual report.  Our financial statements as of and for the years ended June 30, 2006 and June 30, 2005 have been audited by Amisano Hanson, Chartered Accountants.

Our financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.  Our financial statements presented in this registration statement have been reconciled to generally accepted accounting principals in the United States of America ("U.S. GAAP").

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

	Fiscal years ended
	June 30, 2006	June 30, 2005
Revenues (Interest Income)	$ 1,990	$ 2,256
Net Loss	467,636	921,040
Deficit, beginning of period	939,341	18,301
Deficit, end of period	1,406,977	939,341
Loss per share	0.02	0.05

1.

Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

2.

Under United States GAAP, all mineral exploration and development expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  The amounts in the table are expressed under Canadian GAAP, which allows resource exploration and development property expenditures to be deferred during this process.

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 26,783,013 for the year ended June 30, 2006, and 18,539,297 for the year ended June 30, 2005.

To date, we have not generated any cash flow from our activities to fund ongoing activities and cash commitments.  We have financed our operations principally through the sale of our equity securities.  We believe we have sufficient financial resources to fund our ongoing overhead expenses for the next six months.  In the future, we may need to raise additional capital through the sale of our equity securities to fund further exploration activities.  See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources."  We may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to us.  In the event we are unable to raise adequate finances to fund the proposed activities, we will need to reassess our alternatives and may have to abandon one or more of our property interests as a result.

Balance Sheet Information for the year ended June 30, 2006

	Fiscal years ended
	June 30, 2006	June 30, 2005
Current Assets	$ 387,622	$ 388,407
Mineral Exploration Properties	4,881,420	3,185,400
Total Assets	5,269,042	3,575,080
Current/Total Liabilities	47,962	482,778
Net Working Capital	339,660	(94,371)
Shareholders Equity	5,221,080	3,092,302

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from US GAAP.  The effect of these differences on our financial performance is summarized in the following table.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2006	2005
	$	$

Total assets under Canadian GAAP	5,269,042	3,575,080
Adjustments
Expenses of advances for future exploration costs	-	-
Expense of mineral exploration properties costs	(4,401,820)	(2,840,900)

Total assets under US GAAP	867,222	734,180

Total liabilities under Canadian GAAP	47,962	482,778
Adjustments	-	-

Total liabilities under US GAAP	47,962	482,778

Total stockholders’ equity under Canadian GAAP	5,221,080	3,092,302
Adjustments
Expenses of advances for future exploration costs	-	-
Expenses of mineral exploration properties costs	(4,401,820)	(2,840,900)

Total equity under US GAAP	819,260	251,402

Total liabilities and equity under US GAAP	867,222	734,180

Exchange Rates

We maintain our books of account in Canadian dollars.  Our audited financial statements are prepared in accordance with generally accepted auditing standards in Canada.  All references to the dollar herein are to the lawful currency of Canada unless designated as “US$”.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars.  Such rates are the number of United States dollars per one (1) Canadian dollar.  On December 21, 2006, the exchange rate was US$1.00 per Cdn$1.1538.  The high and low exchange rates for each month during the previous six months were as follows:

	High	Low
November 2006	1.1474	1.1275
October 2006	1.1384	1.1154
September 2006	1.1272	1.1052
August 2006	1.1312	1.1066
July 2006	1.1415	1.1112
June 2006	1.1241	1.0991

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

	Year Ended June 30
	2006	2005
Rate at end of Period Average Rate during Period Low High	1.1150 1.1627 1.0989 1.2437	1.2256 1.2497 1.1775 1.3353

Capitalization and Indebtedness

Not applicable.

Reason for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our securities involves significant risks, including the following:

Risks Associated with Exploration

We have no known reserves on our properties.

We have no mineral producing properties and have never generated any revenue from our operations.  The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.  Only those mineral deposits that we can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  We have no known bodies of commercial ore or economic deposits and have not defined or delineated any proven or probable reserves or resources on any of our properties.  We may never discover any gold, silver or other minerals from mineralized material in commercially exploitable quantities and any identified mineralized deposit may never qualify as a commercially mineable (or viable) reserve.  In addition, we are in the early stages of exploration and substantial additional work will be required in order to determine if any economic deposits exist on our properties.  Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques.  No assurance can be given that any level of recovery of the ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.  Even in the event commercial quantities of minerals are discovered, the mining properties might not be brought into a state of commercial production.  Estimates of mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable.  Fluctuations in the market prices of minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic.  Material changes in mineralized material, grades or recovery rates may affect the economic viability of projects.  Finding mineral deposits is dependent on a number of factors, not the least of which are the technical skills of exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure and resource markets, as well as factors independent of the attributes of the deposit, such as government regulations and metal prices.  Most of these factors are beyond the control of the entity conducting such mineral exploration.  Moreover, short-term operating factors relating to mineral resources, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations, if any, to be unprofitable in any particular period.  These risks may limit or prevent us from making a profit from the exploration and development of our mineral properties and could negatively affect the value of our equity.

We face risks related to exploration and development, if warranted, of our properties.

Our level of profitability, if any, in future years will depend to a great degree on gold and silver prices and whether any of our exploration stage properties can be brought into production.  The exploration for and development of mineral deposits involves significant risks.  It is impossible to ensure that the current and future exploration programs and/or feasibility studies on our existing mineral properties will establish reserves. Whether an ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; labour costs and possible labour strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

We are subject to the risks normally encountered in the mining industry, such as:

•

unusual or unexpected geological formations;

•

fires, floods, earthquakes, volcanic eruptions, and other natural disasters;

•

power outages and water shortages;

•

cave-ins, land slides, and other similar mining hazards;

•

labour disruptions and labour disputes;

•

inability to obtain suitable or adequate machinery, equipment, or labour;

•

liability for pollution or other hazards; and

•

other known and unknown risks involved in the operation of mines and the conduct of exploration.

The development of mineral properties is affected by many factors, including, but not limited to: the cost of operations, variations in the grade of ore, fluctuations in metal markets, costs of extraction and processing equipment, availability of equipment and labour, labour costs and possible labour strikes, and government regulations, including without limitation, regulations relating to taxes, royalties, allowable production, importing and exporting of minerals, foreign exchange, employment, worker safety, transportation, and environmental protection.  Depending on the price of minerals, we may determine that it is impractical to commence, or, if commenced, continue, commercial production.  Such a decision would negatively affect our profits and may affect the value of our equity.

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

Our properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by undetected defects.

We have not conducted a legal survey of the boundaries of any of our properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt.  We have not obtained formal title reports on any of our properties and title may be in doubt.  Our properties may be subject to unregistered agreements, transfers or claims and title may be adversely affected by such undetected defects.  If title is disputed, we may have to defend our ownership through the courts, and we cannot guarantee that a favorable judgment will be obtained.  Any litigation could be extremely costly to us and could limit the available capital for use in other exploration and development activities.  We may require additional financing to cover the costs of any litigation necessary to establish title.  In the event of an adverse judgment, we could lose our property rights and may be required to cease our exploration and development activities on our properties.

Mineral operations are subject to government regulations.

Our primary exploration properties are located in Ontario and Nunavut.  The federal government of Canada and the Provinces of Ontario and Nunavut regulate mining operations and require mining permits and licenses.  There can be no guarantee that we will be able to obtain all necessary permits and approvals from various federal, provincial, and local government authorities that may be required in order to undertake exploration activities or commence construction or operation of mine facilities on our properties.  Further, there is no guarantee that the federal, provincial, and local governments will not change the terms and conditions of these permits and licenses, adversely affecting us, or that such governments will completely revoke these licenses, terminating our property rights and requiring us to cease exploration and development activities on our properties.  If we are unable to obtain and maintain any necessary permits, we may be forced to abandon all or a portion of our properties.

Mining operations are subject to a wide range of government regulations including, but not limited to: restrictions on production and production methods, price controls, tax increases, expropriation of property, import and export control, employment laws, worker safety regulations, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed.  Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

Mineral operations are subject to market forces outside of our control.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import restrictions applicable to equipment and supplies, export controls and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the profitability of our operation and threaten our continuation.

The mining industry is highly competitive.

The business of the acquisition, exploration, and development of mineral properties is intensely competitive.  We will be required to compete, in the future, directly with other corporations that may have better access to potential mineral resources, more developed infrastructure, more available capital, better access to necessary financing, and more knowledgeable and available employees than us.  We may encounter competition in acquiring mineral properties, hiring mining professionals, obtaining mining resources, such as manpower, drill rigs, and other mining equipment.  Such corporations could outbid us for potential projects or produce minerals at lower costs.  Increased competition could also affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Mining and mineral exploration have substantial operational risks which are uninsured or uninsurable risks.

Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability.  We may not be able to obtain insurance to cover these risks at economically feasible premiums or at all.  We may elect not to insure where premium costs are disproportionate to our perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Environmental Regulatory Requirements

In connection with our operations and properties, we are subject to extensive and changing environmental legislation, regulation and actions.  We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted.  The recent trend in environmental legislation and regulation, generally, is toward stricter standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands.  These regulations may require the acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit or prohibit activities on certain lands.  Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect our results of operations and business, or may cause material changes or delays in our intended activities.

Our operations may require additional analysis in the future including environmental and social impact and other related studies.  Certain activities require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers, and employees.  There can be no assurance that we will be able to obtain or maintain all necessary permits that may be required to continue our operation or the exploration of our properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs.

Other Regulatory Requirements

Our activities are subject to extensive regulations governing various matters, including management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation.  Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures,  installation of additional equipment, or remedial actions, any of which could result in our incurring significant expenditures.  We may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of our operations and delays in the exploration and development of our properties.

Risks Associated with Financing

We have a history of losses and no revenues.

We are a mineral exploration company without operations and have historically incurred losses.  To date, we have not recorded any revenues from our operations nor have we commenced commercial production on any of our properties.  We do not expect to receive revenues from operations in the foreseeable future, if at all.  We expect to continue to incur losses unless and until such time as properties enter into commercial production and generate sufficient revenues to fund our continuing operations.

Until such time, we will be dependent upon future financing in order to meet our capital requirements and continue our plan of operations.  Although we have raised additional private placement financing during fiscal 2006, these funds may not be sufficient to undertake all of our planned acquisition, exploration, and development programs.  We cannot guarantee that we will obtain necessary financing.  The development of our properties will require the commitment of substantial resources to conduct the time consuming exploration and development of properties.  The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties and other factors, many of which are beyond our control.  We may never generate any revenues or achieve profitability.

We may require additional capital to meet our capital requirements for future fiscal years.

We have raised additional private placement financing during fiscal 2006, but may not have sufficient financial resources to undertake all planned acquisition, exploration and development programs.  In the future, our ability to continue our exploration, assessment, and development activities depends in part on our ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means.  There can be no assurance that option arrangements will be exercised and the associated funding obtained.  There can be no assurance that we will commence operations and generate sufficient revenues to meet our obligations as they become due or will obtain necessary financing on acceptable terms, if at all.  Our failure to meet our ongoing obligations on a timely basis could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties.  In addition, should we incur significant losses in future periods, we may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

The prices of precious and base minerals and metals fluctuate widely and may not produce enough revenue to cover our costs.

Even if commercial quantities of mineral deposits are discovered, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Our long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of any minerals produced from our properties will be such that any such deposits can be mined at a profit.

We are dependent upon key management employees.

The success of our operations will depend upon numerous factors, many of which are beyond our control, including (i) our ability to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) our ability to attract and retain additional key personnel in sales, marketing, technical support and finance.  These and other factors will require the use of outside suppliers as well as the talents and efforts of our management.  There can be no assurance of success with any or all of these factors on which our operations will depend.  We have relied and may continue to rely, upon consultants and others for operating expertise.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

We expect significant growth in the number of our employees if we determine that a mine at any of our properties is commercially feasible, we are able to raise sufficient funding and we elect to develop the property. This growth will place substantial demands on us and our management.  Our ability to assimilate new personnel will be critical to our performance.  We will be required to recruit additional personnel and to train, motivate and manage employees.  We will also have to adopt and implement new systems in all aspects of our operations. This will be particularly critical in the event we decide not to use contract miners at any of our properties.  We have no assurance that we will be able to recruit the personnel required to execute our programs or to manage these changes successfully.

We have limited experience with development stage mining operations.

We have limited experience in placing resource properties into production, and our ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that we will have available, the necessary expertise when and if we place our resource properties into production.

Certain of our directors and officers are also directors and/or officers and/or shareholder with potential competitors, giving rise to potential conflicts of interest.

Several of our directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the "BCBCA").  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any project or opportunity for us.  However, each director has a similar obligation to other companies for which such director serves as an officer or director.  In order to avoid the possible conflict of interest which may arise between the directors' duties to us and their duties to the other companies on whose boards they serve, our directors and officers have agreed to the following:

(a)

participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

(b)

no commissions or other extraordinary consideration will be paid to such directors and officers; and

(c)

business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to us except on the same or better terms than the basis on which they are offered to third party participants.

Risks Associated with an Investment in Our Securities

Stock market price and volume volatility.

The market for our common shares of may be highly volatile for reasons both related to our performance or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to us or our industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  Our common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding our business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as ours, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the price of our common shares can also be expected to be subject to volatility resulting from purely market forces over which we will have no control.  Further, despite the existence of a market for trading in our common shares in Canada, our stockholders may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

Dilution through the granting of options.

Because our success of is highly dependent upon our employees, we may in the future grant to some or all of our key employees, directors and consultants options to purchase our common shares as non-cash incentives.  Those options may be granted at exercise prices below those for the common shares prevailing in the public trading market at the time or may be granted at exercise prices equal to market prices at times when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of our other stockholders may be diluted.

New legislation, including the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract officers and directors.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for effective management as a result of the recent and currently proposed changes in the rules and regulations that govern publicly-held companies.  The Sarbanes- Oxley Act of 2002 has resulted in a series of rules and regulations by the Securities and Exchange Commission that increase responsibilities and liabilities of directors and executive officers.  The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles.

While we believe we have adequate internal control over financial reporting, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002.  Any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the price of our shares of common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as a small business issuer, we expect that beginning in our annual report for the year ended June 30, 2007, we will be required to furnish a report by management on our internal controls over financial reporting.  Such report will contain among other matters, an assessment of the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective.  This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by our management.  Starting with our annual report for the year ended June 30, 2008, such report must also contain a statement that our auditors have issued an attestation report on our management’s assessment of such internal controls.  Public Company Accounting Oversight Board Auditing Standard No. 2 provides the professional standards and related performance guidance for auditors to attest to, and report on, our management’s assessment of the effectiveness of internal control over financial reporting under Section 404.

While we believe our internal control over financial reporting is effective, we cannot be certain that we will be able to complete our evaluation, testing and any required remediation in a timely fashion in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.  During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that such internal control is effective.  If we are unable to assert that our internal control over financial reporting is effective as of June 30, 2007 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a material adverse effect on our stock price.

Failure to comply with the new rules may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage.  The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors, or as executive officers.

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

We may be a passive foreign investment company, which may result in material adverse U.S. federal income tax consequences to U.S. investors.

Investors in our common shares that are U.S. taxpayers should be aware that we may be a passive foreign investment company under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”).  If we are or become a PFIC, generally any gain recognized on the sale of our common shares and any excess distributions (as specifically defined), paid on our common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for our common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayers holding period for our common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a Qualified Electing Fund (a “QEF”) election with respect to their investment generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of our net capital gain and ordinary earnings (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by us.  U.S. taxpayers should be aware, however, that there can be no assurance that we will satisfy record keeping requirements under the QEF rules or that we will supply U.S. taxpayers with required information under the QEF rules, in the event that we are a PFIC and a U.S. taxpayer wishes to make a QEF election.  As a second alternative, a U.S. taxpayer may make a mark-to-market election if we are a PFIC and our common shares are marketable stock (as specifically defined).  A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of our common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in our common shares.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered “Penny Stocks” and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving a “penny stock".  Subject to certain exceptions, a penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  The market price of our shares over the year ended June 30, 2006 was consistently below $5.00 and our shares are deemed penny stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of such shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

We do not intend to pay cash dividends and there is no assurance that we will ever declare cash dividends.

We intend to retain any future earnings to finance our business and operations and any future growth.  Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

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

During the year ended June 30, 2006 we completed three private placement offerings to raise an aggregate of $2,539,359, as follows:

On September 27, 2005, we completed a non-brokered private placement of 622,466 units at a price of $0.45 per unit.  Each unit consisted of one flow-through common share and one-half a share purchase warrant to purchase a non-flow through common share, exercisable until September 27, 2006 at a price of $0.50 per share.

On January 24, 2006, we completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares. Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.20 per share, exercisable until January 24, 2008.

During May and June 2006, we completed a brokered and non-brokered placement of 6,385,999 units at $0.225 per unit.  Each unit consisted of one common share and one share purchase warrant. 1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share at a price of $0.30 per share, exercisable for a period of two years from closing.

Business Objectives

Our principal business carried on and intended to be carried on by us is the acquisition and exploration of natural resource properties.  Our objective is to locate and develop economic diamond deposits.  We intend on expending our existing cash resources to carry out exploration on our mineral properties, to pay for administrative costs during the fiscal year ending June 30, 2007, and for working capital.  We may decide to acquire other property interests in addition to mineral property interests currently held by us.

Business Overview

Since our inception in 2004, we have been in the business of acquiring, exploring and evaluating interests in mineral properties.  Our current property interests are held for the purposes of exploration for diamonds.

Our properties are the TCH Project in Ontario and the KMD Property in Nunavut.  We are an exploration stage corporation.  An exploration stage corporation is one engaged in the search for mineral deposits or reserves which are not in either the development or production stage.  We intend to conduct exploration activities on our properties.

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

We also entered into five agreements dated March 2004, April 2005 and June 2005, whereby we acquired options (the “Options”) to earn a 100% interest in certain mineral claims, representing 167 units or 2,672 ha, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario, known as the TCH Project, for total cash consideration of $24,500 and total share consideration of 40,000 common shares. As of June 30, 2006, we made additional cash payments totaling $100,000 and issued 200,000 common shares for the Options.

During the year ended June 30, 2006 we abandoned one of the option agreements consisting of 38 units.

During the year ended June 30, 2006, we staked an additional 5,411 units or approximately 86,600 ha in an area that is contiguous to the optioned properties, for a cost of $449,087.  As at June 30, 2006, we incurred staking costs of $697,857 and our interest in the TCH Project now totals approximately 143,300 ha.

The future annual payments of cash and shares required under these Options are as follows:

Common

Cash

  Shares

2007

58,000

105,000

2008

110,000

85,000

2009

30,000

20,000

198,000

210,000

Subsequent to June 30, 2006, we issued 40,000 common shares and paid an additional $28,000.

We are also required to make all expenditures required to maintain the mineral claims in good standing and to pay the optionors 2% of net smelter returns from the properties upon commercial production.

To maintain the above claims in good standing, we are required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

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

We entered into two option agreements to acquire 51 additional claims within our TCH claim block in the Lake Superior area of Ontario.  We may extend the options by cash payments and share issuances on each of April 30, 2006 (total of $20,000 and 40,000 shares, which was paid), April 30, 2007 (total of $20,000 and 40,000 shares), and April 30, 2008 (total of $40,000 and 40,000 shares).

We entered into an agreement with Nuinsco Resources Limited pursuant to which we had the right to explore for diamonds on Nuinsco’s nine claims in the Killala Township.  These claims are within the boundary of our TCH Project.  We were to conduct and file the assessment work required on the Nuinsco claims prior to May 30, 2006 and make annual payments of cash and stock to extend the option until May 30, 2008.  During the year ended June 30, 2006, we abandoned our rights under the agreement.

KMD Property, Nunavut

Pursuant to an agreement dated May 11, 2004 with KM Diamond Exploration Ltd. (the “Optionor”), we were granted an option, hereinafter called the "KMD Option," to purchase an 80% interest in certain mineral claims (approximately 32,300 acres) located near Parker Lake and Brown Lake, Nunavut (the “KMD Project”).

We have the right to earn the initial 80% interest in the KMD Project from the Optionor subject to certain terms including:

(a)

payment of the sum of $20,000 on the execution of the KMD Option, which has been paid;

(b)

payment of the sum of $150,000 and the issuance of 200,000 of our common shares, which has paid;

(c)

the issuance of 150,000 common shares to the Optionor on or before February 14, 2005, which shares have been issued, and an additional 150,000 common shares to the Optionor on or before February 14, 2006, which shares have been issued; and

(d)

the issuance of 200,000 common shares at the time we exercise the option or at any time prior to December 31, 2007.

As at June 30, 2006 we believe that we have fulfilled all of the requirements of the Option and may exercise the option by giving notice of exercise to the Optionor and by concurrently issuing 200,000 common shares at any time prior to December 31, 2007.

The Optionor has staked additional mineral claims on our behalf in an area that is contiguous to the KMD Project, which claims are 100% owned by us.  The cost incurred to June 30, 2006 to stake these claims was $195,371, for which the Optionor was fully reimbursed.  Our interest in the KMD Project now totals approximately 151,000 acres.

The KMD Project is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Minerals.

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

The Optionor is entitled to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property (the “3% Royalty”).  We may, at a time within three years after the exercise of the Option, purchase 1/3 of the 3% Royalty for a purchase price of $1,000,000, and may purchase an additional 1/3 of the 3% Royalty for an additional $1,000,000.

In addition, we have the right to purchase the remaining 20% interest in the KMD Property at any time prior to the expiration of the three year period following the date of the exercise of the Option by issuing to KMD an additional 200,000 common shares.

On November 20, 2006, the optionor to the KMD Project gave notice of default to us with respect to the Option Agreement alleging that we failed to carry out the required work programs on the Brown Lake property.  We deny the default having spent in excess of the required amount under the direction, advice and supervision of our consultant (who is the principal of the optionor), and will vigorously defend our position, which is that upon the issuance of an additional 400,000 shares to the optionor, we will have earned a 100% interest in the Brown lake property, subject to a 3% royalty in favour of the optionor, in respect to which 1% of the 3% royalty may be purchased for $1,000,000, and an additional 1% of the royalty may be purchased for an additional $1,000,000. We intend to exercise this option.  The ultimate outcome of this disagreement with the optionor is currently not determinable.

OUR PROPERTIES

TCH Project, Ontario

Summary

We have staked multiple properties in the Marathon area of north-central Ontario that have potential for diamond deposits.  These 100% owned properties, together with certain optioned claims included within the contiguous claim block are comprised of a total of 143,300 ha and are collectively known as the TCH Project.

The TCH Project is located in north-central Ontario west of the town of Marathon.  The Trans Canada Highway, the CPR mainline and two Ontario Hydro high voltage power lines pass through the TCH Project in the south part of the area.  The town of Marathon lies 30 km to the east on the Trans Canada Highway and the major city of Thunder Bay is 270km to the west.  Access into the northern part of the area is afforded by an extensive network of logging roads.

Property Description and Location

The TCH Project is located in north-central Ontario in the Thunder Bay Mining Division on NTS maps 42D15 and 42E2 to the west and northwest of the town of Marathon.  They lie in a 45km by 30km area centered at 87o 45’ W longitude and 45o 45’ N latitude that stretches north from the north shore of Lake Superior.  This project is comprised of a total of 143,300 ha.

Certain limited areas of the TCH Project are crown grants or patented claims where the surface rights or both the surface rights and mineral rights are reserved.  Where only the surface rights are held, access cannot be denied to the holder of the mineral rights without due cause.

To maintain the above claims in good standing, we are required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

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

Mineral Resources and Mineral Reserves

The TCH Project is in the exploration stage and there are no known mineral resources.

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

Following the 2004 Phase I program, we completed a 2005 Phase II heavy mineral sampling program, a remote sensing program, and a 2,695.6 km Aeroquest frequency time domain helicopter electromagnetic and high sensitivity cesium vapour magnetometer survey.  The 2005 exploration program also included a comprehensive airborne geophysical survey and the discovery of a kimberlite fragment on the original land package.

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

In November 2003, material collected from the diatreme yielded three micro-diamonds from a 19.83 kg sample. This was the first direct indication of primary diamond mineralization in the area, which led us to acquire a land position in the area.  We also carried out a number of ground geophysical surveys in 2004 to verify a selection of airborne geophysical targets on the TCH Project.  Several other, not readily accessible, geophysical targets on the TCH Project were examined by prospecting to determine their causes.

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

During the year ended June 30, 2006, we engaged Condor Consulting Inc. of Colorado to complete a geophysical interpretation of the existing 1999 Ontario Geological Survey’s airborne magnetic and electromagnetic data, and integrate that information with the results of the 2005 Aeroquest helicopter airborne geophysical survey in order to identify kimberlite-pipe-like anomalies.

During the year we expended $1,161,938 in deferred exploration and acquisition costs on the TCH Project.

During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block.  The samples were collected throughout the claim block from till sediments (231 samples), lake sediments (111 samples), alluvial sediments (62 samples), glaciofluvial sediments (135 samples), and colluvial and other sediments (seven samples), with each sample consisting of approximately 20 litres (30 kilograms) of material.

Detailed sampling was organized within eight local areas that had demonstrated high concentrations of kimberlite indicator minerals or KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.

During the course of the detailed sampling, picroilmenite halos composed of large (two to three millimetres in size) grains were established in the northeastern part of the area.  In one of the samples from this area, a kimberlite-like rock fragment, 20 by 15 by nine millimetres in size, was found.  The kimberlitic-like sample shows a combination of characteristic features typical of kimberlites, lamproites and ultramafic lamprophyres, and therefore is of kimberlite-lamproite composition.

The sample concentrates were delivered to the KMD/Institute of Diamonds Laboratory in Moscow to be processed and for mineralogical analysis.  They were treated with heavy liquids, by magnetic and paramagnetic separation, and studied for the presence of KIMs: pyrope garnet, picroilmenite, chrome spinel, chrome-diopside and magnesian olivine.

At the end of October 2006, we received the final report KM Diamond Exploration Ltd. summarizing the results of the 2005 sampling.  More than 11,900 kimberlite indicator mineral (KIM) grains were identified in the samples including 85 pyrope grains, 9,150 picroilmenite grains, 595 chrome spinel grains, 496 clinopyroxene grains and 1591 olivine grains.  All the pyrope grains have kimberlitic, short transported origin: they are angular, with relics of magmatic surfaces.  Approximately 5 % of pyrope grains belong to the diamond association (G10 pyropes); the rest are lherzolitic (G9) pyropes.

Most of picroilmenite grains have no erosion marks of transportation and in addition, many picroilmenite grains are coarser than 1 mm (up to 10-12 mm) in size, bear films of kimberliticlike material on their surfaces, leucoxene and perovskite rims.  These picroilmenite grains are similar in mineral chemistry to kimberlitic picroilmenite.  According to conclusions of Dr. Felix Kaminsky, of KM Diamond Exploration Ltd., these grains were transported for only a few hundred meters from their primary source(s) which may be diamondiferous Group-1 kimberlite(s).

The pyrope and picroilmenite grains as well as other non-rounded, short-transit KIM’s (chrome spinel, chrome-diopside and magnesian olivine) form a linear dispersion halo elongated in NNE direction (approximately 20 km x 1 km in size).  Judging by the morphology of the KIMs, their kimberlitic source(s) are located within this halo.

In addition, there is a significantly higher than average picroilmenite concentration and the presence of pyrope grains trending into the new RLD claims acquired last year which might reflex a new promising KIM dispersion halo extending northward.

Besides the short-transit KIM association, there are a number of single, well-rounded grains of picroilmenite and chrome spinel which are kimberlitic by their composition.  These KIM’s may belong to remote kimberlitic source(s), possibly located within the major tectonic zone tracing NNE and within the expanded RLD claim group.  In this case, the KIM haloes identified within the area explored in 2004-2005 may represent only the southernmost part of a new kimberlitic province.

As at the date hereof we have not located mineralized material and we do not have an ore body.  There is no assurance that we will ever find mineralized material or that the TCH Project contains an ore body.

KMD Property, Nunavut

We were granted an option to purchase a 80% interest in certain mineral claims containing approximately 32,300 acres located near Parker Lake and Brown Lake, Nunavut and we acquired by staking additional contiguous mineral claims, which claims are 100% owned by us, for a total of approximately 151,000 acres (the  the “KMD Property”). The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Minerals.

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

During the year, we expended $534,082 in deferred exploration and acquisition costs related to the KMD property, compared with $1,887,330 during the previous year.

Subsequent to the year ended June 30, 2006, we expended $31,557 in deferred exploration and acquisition costs on the KMD Property.  The major deferred expenses for the quarter ended September 30, 2006 were an assessment fee in the amount of $18,525 and geological costs in the amount of $13,032.

Kimberlite indicator minerals (KIM’s); pyrope, chrome spinel, chrome-diopside and olivine) were found in 156 of the submitted samples.  Pyrope is the most abundant (more than 4,400 grains were found in 127 samples), whereas chrome spinel, chrome-diopside and olivine were observed but less abundant.  Based on mineralogical criteria, all pyrope grains from Brown Lake area panned samples were classified as P1 group short-transit pyrope grains characterized by a predominance of angular grains, often with fragments of Type I primary magmatic surface and sometimes with relics of kelyphitic rim.  Based on the results of the analysis, all pyropes were low-Cr and medium-Cr G9 pyrope grains; no G10 pyropes were present.  According to the 2004 Ni-thermometry conducted by Mineral Services Canada Inc., a high proportion of the pyropes tested would fall inside the diamond stability field, so the lack of G10 garnets is not a concern.

Pyrope-bearing samples form a broad NW-trending zone (“halo”) between Brown Lake and Camp Lake.  Based on the analysis of KIM distribution in the KMD property, the “head” and middle parts of the main pyrope halo in the Brown Lake area have been outlined from all sides (NW, SW and NE).  The main pyrope halo is clearly bounded by numerous “barren” (KIM-free) panning samples on the NW, SW and NE, which significantly restricts the area of probable localization for the inferred primary source(s) of the pyrope aureole.

Within the large halo are a number of areas of intense concentrations of pyrope grains, in total 12 local areas were sampled in detail.  The bulk of the identified pyrope grains (more than 4,000 grains) were found within local areas.  In these areas, pyrope concentration is as high as several hundreds of grains per standard 20-litre sample.  Within some local areas, pyrope anomalies are associated with the airborne geophysical (magnetic and electromagnetic) anomalies generated from the 2005 geophysical survey completed by Fugro.

LeBel Geophysics, of Vancouver, British Columbia, completed an additional geophysical interpretation of the Fugro survey results and integrated the Fugro airborne results with the company’s heavy mineral anomalies.  Coincident airborne and heavy mineral sampling anomalies were noted in a number of areas that will require additional follow-up which should include prospecting, ground geophysics and drilling.

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

Environmental law

We will become subject to the Canadian Environmental Assessment Act if economic quantities of mineralized material were to be found and a mine was to be developed.  This Act deals with environmental matters including matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

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

Employees and employment agreements

We entered into two year employment contracts effective July 1, 2006 with Robert Lipsett and Foo Chan, pursuant to which Mr. Lipsett receives $6,000 per month as our President and Chief Executive Officer and Foo Chan receives $2,500 per month as our Chief Financial Officer.  The employment contracts terminated upon the resignation of Robert Lipsett as Chief Executive Officer and President and the resignation of Foo Chan as Chief Financial Officer, effective December 20th, 2006.

We entered into a consulting agreement with Felix Kaminsky, our exploration manager, dated June 1, 2004, which contract was terminated by Dr. Kaminsky effective December 20th, 2006.

We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future.

Private Placements

During the year ended June 30, 2006 we completed three private placement offerings to raise an aggregate of $2,539,359, as follows:

On September 27, 2005, we completed a non-brokered private placement of 622,466 units at a price of $0.45 per unit.  Each unit consisted of one flow-through common share and one-half a share purchase warrant to purchase a non-flow through common share, exercisable until September 27, 2006 at a price of $0.50 per share.

On January 24, 2006, we completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares. Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.20 per share, exercisable until January 24, 2008.

During May and June 2006, we completed a brokered and non-brokered placement of 6,385,999 units at $0.225 per unit.  Each unit consisted of one common share and one share purchase warrant. 1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share at a price of $0.30 per share, exercisable for a period of two years from closing.

The proceeds from the private placements were used for maintenance, assessment and exploration activities associated with our exploration properties in Ontario and Nunavut and for working capital.

As of September 30, 2006 we had a working capital of approximately $208,896.  Our 2007 exploration programs on our properties have yet to be determined.  We have sufficient funding to cover our basic administrative costs for a period of six months.  If we undertake any additional exploration activities on our properties or acquire additional properties in the future we may have to seek financing, most likely through the issuance of equity securities.

Organizational Structure

Not applicable.

Property, Plants and Equipment

We are engaged in the exploration for diamonds and have two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut.  Our objective is to locate and develop economic diamond deposits.

Our TCH Project comprises approximately 143,300 hectares located in the Province of Ontario.  The TCH Project is located in north-central Ontario west of the town of Marathon, in the Walsh, Foxtrap Lake and Killala Townships.

Our KMD Property comprises approximately 151,000 acres in an area undergoing active exploration by leading diamond exploration companies.  The KMD Property is located approximately 960 km east-northeast of Yellowknife, NWT and approximately 770 km east of Canada’s first producing diamond mine, the Ekati mine, operated by BHP Minerals.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a start-up, exploration stage company and have not yet generated or realized any revenues from our business operations.

We are engaged in the exploration for diamonds and have two active diamond exploration projects   Our current property interests are held for the purposes of exploration for precious metals and diamonds.

For the year ended June 30, 2006, we reported interest income of $1,990 as compared to $2,256 for the period ended June 30, 2005.  The interest was earned on our cash and cash equivalents held during the year.

For the year ended June 30, 2006, we had net losses of $467,636 ($0.02 per share) compared to net losses of $921,040 ($0.05 per share) for the year ended June 30, 2005.   Our first full year of operations was fiscal 2005, during which we completed our public offering and carried out significant work on our properties, which is reflected in our net loss for the fiscal 2005.  The loss in 2006 was primarily attributable to stock-based compensation, filing fees, management fees, professional fees and public and shareholder relations expenses.

During the fiscal year ended June 30, 2006 a total of 1,480,000 stock options were granted to directors, officers and consultants, with exercise prices ranging between $0.22 and $0.40 per share, with expiry of five years from the date of granting.  No options were exercised as of the year ended June 30,.

During the fiscal year ended June 30, 2005 a total of 1,700,000 stock options were granted to directors, officers and consultants, exercisable at a price of $0.40 per share, with expiry dates ranging between one and five years from the date of granting.  No options were exercised as of the year ended June 30, 2005.

During the fiscal year ended June 30, 2006, 12,179,899 share purchase warrants were issued as part of three private placements, with exercise prices ranging between $0.20 and $0.50 per share, with expiry dates ranging from September 27, 2006 and June 8, 2008.   No share purchase warrants were exercised as of the year ended June 30, 2006 and 300,000 warrants had expired.

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

Expenses for the fiscal year ended June 30, 2006 consisted of management fees, office, public and shareholder relations, filing fees, transfer agent fees and rent and other expenses that support our daily operations.  Expenses for the year ended June 30, 2006 were $590,790, being a decrease of $395,506 compared to general and administrative expenses of $986,296 during the year ended June 30, 2005.  The lower expenses was primarily due to a higher stock-based compensation expense in the previous year ($183,750 in 2006 compared to $611,000 in 2005).

The increase in expenses for fiscal 2005 relate to our first full year of operations, which included completion of our public offering and carrying out exploration work on our properties.  The expenses incurred included management fees of $102,000 (2004 - $Nil), public and shareholder relations of $107,218 (2004 - $Nil), professional fees of $69,615 (2004 - $17,978), filing fees of $45,284 (2004 - $Nil), rent of $18,000 (2004 - $Nil), transfer agent fees of $10,487 (2004 - $Nil), office expenses of $7,580 (2004 - $106), printing costs of $2,264 and travel expenses of $7,846 (2004 - $Nil).

The major expenses for the year ended June 30, 2006 were $183,750 stock-based compensation expense as a result of our approving 1,480,000 stock options, compared to $611,000 in the previous year; filing fees in the amount of $29,475, compared to $45,284 in the previous year.  The lower amount in 2006 is mainly due to a one-time listing fee ($22,500) paid in 2005 to the TSX for listing on the exchange.  Management fees were $84,500c compared to $102,000 for the previous year.  The lower amount in 2006 is due to no payment made to a former director since December 2005.  Office expenses were $27,104, compared to $7,580 for the previous year.  The higher amount in 2006 is due to a write off of $20,000 relating to a failed financing proposal.  Professional fees were $119,839, compared to $69,615 in the previous year.  The higher amount in 2006 is due to the adjustment in 2006 to the accrual for the 2005 audit fee and fees incurred for quarterly filings as 2006 is a complete four quarters compared to only two quarters in 2005.  Property investigation costs were $15,911, compared to $Nil for the previous year; public and shareholder relations was $87,118, compared to $107,218 in the previous year; rent was $21,500 compared to $18,000 in the previous year; and the transfer agent fees were $12,967, compared to $10,487 in the previous year.

Financing Activities

During the year, we completed several share offerings as follows:

On September 27, 2005, we completed a non-brokered private placement of 622,466 units at $0.45 per unit.  Each unit consisted of one flow-through common share and one-half a share purchase warrant to purchase a non-flow through common share until September 27, 2006 at $0.50 per share.

On January 24, 2006, we completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant. 2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares. Each whole warrant entitles the holder to acquire an additional common share at a price of $0.20 per share until January 24, 2008.

During May and June 2006, we completed a brokered and non-brokered placement of 6,385,999 units at $0.225 per unit.  Each unit consisted of one common share and one share purchase warrant. 1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share at a price of $0.30 per share for a period of two years from closing.

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

On June 4, 2005, we completed a brokered private placement consisting of 2,222,223 units at a price of $0.45 per unit.  Each unit consisted of one common share and one-half share purchase warrant, with each whole warrant being exercisable into one common share at an exercise price of $0.50 per share, exercisable for a period of two years from June 15, 2005.  Our agent, Canaccord Capital Corporation, received a cash commission of $75,000 and warrants to acquire up to 222,222 common shares at an exercise price of $0.50 per share, which warrants will expire on June 15, 2007.  In addition, we paid $3,800 in share issuance costs to effect the brokered private placement.

Operating Results

We recorded a net loss of $467,636 ($0.02 loss per share) in 2006 compared to a net loss of $921,040 ($0.05 loss per share) in 2005.  The loss in 2006 was primarily attributable to stock-based compensation, filing fees, management fees, professional fees and public and shareholder relations expenses.

We recorded a net loss of $921,040 ($0.05 loss per share) in 2005 compared to a net loss of $18,301 ($0.02 loss per share) in 2004 (representing five-month period ended June 30, 2004).  The loss in 2005 was attributable to stock-based compensation, filing fees, management fees, professional fees and public and shareholder relations expenses.

During the year ended June 30, 2006, we increased the carrying value of our mineral exploration properties in Canada to $4,881,420 from $3,185,400, representing an increase of $1,696,020.  The fiscal 2006 major exploration activities compared to fiscal 2005 were property acquisition and staking costs in the amount of $584,187, compared to $648,549; camp costs in the amount of $25,252, compared to $243,280; data analysis in the amount of $405,783, compared to $208,454; geological costs in the amount of $389,722, compared to $185,017; geophysics in the amount of $226,427, compared to $185,885; mapping in the amount of $47,149 , compared to $Nil; and mobilization and demobilization in the amount of $16,000, compared to $20,938.

Liquidity and Capital Resources

We have no known mineral resources and are not in commercial production on any of our properties and accordingly, we do not generate cash from operations.  We finance development and exploration activities by raising capital from equity markets from time to time.

As at June 30, 2006 we had cash, receivables and prepaid expenses of $387,622, compared with $388,407 at June 30, 2005 and total assets of $5,269,042 (2005: $3,575,400) and $47,962 (2005: $482,778) in payables and accruals.  We have no long-term debt.

During the year ended June 30, 2006 we completed three private placements to raise an aggregate of $2,539,359.  Our cash position increased from $262,734 at June 30, 2005 to $373,721 at June 30, 2006 as a result of major funding for the sample and processing costs less administrative expenses and costs of our exploration programs.

Related Party Transactions

During the year ended June 30, 2006, we incurred $96,500 (2005 - $114,000) in management and consulting services rendered to certain officers and directors.  For the fiscal year ended June 30, 2006 we also incurred $52,614 (2005 - $33,632) in mineral property exploration services rendered by a company controlled by a director and officer.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Outstanding Share Data

As at November 29, 2006 we had 36,115,682 common shares outstanding.  We also had 2,680,000 incentive stock options outstanding, which are exercisable into an equivalent number of common shares.  In addition, there are 13,202,000 warrants outstanding that are exercisable into an equivalent number of common shares.

Research and Development, Patents and Licences, etc.

Not applicable.

Trend Information

Not applicable.

Off-Balance Sheet Arrangements

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

Not applicable.

Safe Harbor

Not applicable.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our officers and directors are as follows:

Name	Age	Position
Timothy Crowhurst	40	President and Chief Executive Officer
George Cavey, P.Geo.	51	Vice President of Exploration and Director
William Schmidt	65	Director
Ming Wong	59	Chief Financial Officer

(1)

Robert Lipsett resigned as President and Chief Executive Officer and Foo Chan resigned as Chief Financial Officer on December 20th, 2006.

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

Officers and Directors

Our officers and directors are:

Timothy Crowhurst, President and Chief Executive Officer.  Mr. Crowhurst graduated from the Université de Nice, France, with a Certificat pratique de langue francaise in 1986.  Mr. Crowhurst is President of Sea Level Communications Ltd., a strategic planning and issue management consultancy. Mr. Crowhurst is a senior business and public policy communicator in the areas of environmental issues management, product branding, and the development and implementation of strategic communications initiatives.  Prior to establishing Sea Level Communications Ltd. in 1993, he served as a senior policy and communications advisor to several Canadian Cabinet Ministers.  He will spend approximately 10% of his time on our affairs.

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

William Schmidt, Director.  Mr. Schmidt is a Barrister and Solicitor with the form of Hemsworth Schmidt since 1971 (his principal business).  He is a director of Santa Cruz Ventures Ltd., Clifton Star Resources Inc., Exchequer Resource Corp. and Unbridled Energy Corporation, Secretary of Equus Energy Corp. and CFO of Carat Exploration Inc.; former Chief Financial Officer and director of Storm Cat Energy Corp., former director of Vault Minerals Inc.  He is a former director and officer of several other public companies since 1971.  He has a Bachelor of Arts Degree (1966) and Bachelor of Law Degree (1969) from the University of British Columbia.  Mr. Schmidt will spend approximately 5% of his time on our business.

Ming Wong, Chief Financial Officer.  Mr. Wong holds a Ph.D. (Biochemistry) obtained from the University of British Columbia in 1973 and a B.Sc. in Biological Chemistry (1969) from Simon Fraser University.  Mr. Wong has been with Sutcliffe Resources Ltd. (TSXV – SR), involved in the exploration of mineral properties in British Columbia and the acquisition and development of gold prospects in the Chukotka and Irkutsk regions of Russia, as administrator since December 2003.  He has also been the administrator for Saturn Minerals Inc. (TSXV – SMI), involved in exploring a number of mineral properties in British Columbia, since August, 2001 and has been a director and the chief financial officer since December 1, 2005 for Westminster Resources Ltd. which is completing its prospectus requirements to obtain a TSXV listing.

Pursuant to the provisions of the Business Corporations Act (British Columbia), we are required to have an audit committee.  The general functions of the audit committee are to review the overall audit plan and our system of internal controls, to review the results of the external audit and to resolve any potential dispute with our auditors. Our audit committee currently consists of Timothy Crowhurst, George Cavey and William Schmidt.  The Board of Directors has not appointed a compensation committee.

Conflicts Of Interest

Our directors and officers are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of our directors or officers.  All such conflicts will be disclosed by such directors or officers in accordance with the British Columbia Business Corporations Act (“BCBCA”), and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

All of our directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties including properties in countries where we are conducting our operations.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which place us in a worse position than if no conflict existed.  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they may have in any project or opportunity of the company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  We have no specific internal policy governing conflicts of interest.

The following table identifies, as of December 29, 2006, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name	Company	% of Stock Held
Timothy Crowhurst	Santa Cruz Ventures Inc.	0%
George Cavey	Staccato Gold Resources Ltd.	0%
	Icon Industries Limited	0%
	Orex Ventures Inc.	0%
	Orko Gold Corporation	0%
	Tri-Gold Resources Corp.	0%
William Schmidt	Clifton Star Resources Inc.	0%
	Santa Cruz Ventures Inc.	0%
	Exchequer Resource Corp.	0%
	Equus Energy Corp.	0%
	Carat Exploration Inc.	0%
	Unbridled Energy Corporation	0%
Ming Wong	Sutcliffe Resources Ltd.	0.08%
	Saturn Minerals Inc.	3.7%
	Westminster Resources Ltd.	19.7%

Executive Compensation

The following table sets forth the compensation paid by us during the year ended June 30, 2005 to each of our officers, directors and one key employee.  This information includes the dollar value of base salaries, bonus awards and number of stock options granted.  Except as set out below, during the year ended June 30, 2006, no payments have been made, directly or indirectly, by us to our directors and officers or any parties related to them.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal And Position	Year Ended	Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/ SARs Granted (#)	Restricted Shares Or Restricted Share Units (CDN$)	LTIP Payouts (CDN$)	All other Compen-sation (CDN$)
Robert Lipsett (1) President and Director	6/30/06 6/30/05 6/30/04	$72,000 $72,000 -0-	Nil Nil Nil	Nil Nil Nil	80,000 300,000 Nil	Nil Nil Nil	-0- -0- -0-	Nil Nil Nil
George Cavey Vice-President and Director	6/30/06 6/30/05 6/30/04	-0- -0- -0-	Nil Nil Nil	Nil Nil Nil	50,000 100,000 Nil	Nil Nil Nil	-0- -0- -0-	$52,614 $33,632 Nil
Timothy Crowhurst Director	6/30/06 6/30/05 6/30/04	-0- -0- -0-	Nil Nil Nil	Nil Nil Nil	Nil 300,000 Nil	Nil Nil Nil	-0- -0- -0-	Nil Nil Nil
Foo Chan (1) Chief Financial Officer	6/30/06 6/30/05 6/30/04	$12,000 $12,000 Nil	Nil Nil Nil	Nil Nil Nil	200,000 100,000 Nil	Nil Nil Nil	-0- -0- -0-	Nil Nil Nil
Dr. Felix Kaminsky (1) Exploration Manager	6/30/06 6/30/05 6/30/04	-0- -0- -0-	Nil Nil Nil	Nil Nil Nil	Nil 250,000 Nil	Nil Nil Nil	-0- -0- -0-	$48,018 $84,829 Nil

(1)

Robert Lipsett resigned as President and Chief Executive Officer and Foo Chan resigned as Chief Financial Officer on December 20, 2006.  Dr. Felix Kaminsky resigned as Exploration Manager effective December 20, 2006.

On July 1, 2006, we entered into employment contracts with each of Robert Lipsett and Foo Chan, whereby Mr. Lipsett is paid $6,000 per month as our President and Chief Executive Officer and Mr. Chan is paid $2,500 per month as our Chief Financial Officer.  Both employment contracts terminated on December 20th, 2006 when Mr. Lipsett resigned as President and Chief Executive Officer and Foo Chan resigned as Chief Financial Officer.

George Cavey is the principal of Orequest Consultants Ltd.  Orequest Consultants Ltd. was paid a total of $52,614 during the year ended June 30, 2006.

Long-term Incentive Plans

Other than through the grant of incentive stock options and management contracts, we do not have a long-term incentive plan for compensating our directors or officers.

Pension Plan

We do not provide retirement benefits for our directors or executive officers.

Options and Stock Appreciation Rights (“SARs”)

The following options were granted to the named executive officers and directors during the most recently completed financial year or subsequent thereto to the date of this report:

Name	Securities Under Option/SARs Granted (#)	% of Total Options SARs Granted to Directors and Officers in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlyng Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert Lipsett (1)	300,000	21.74%	$0.40	$120,000	January 6, 2010
	80,000	5.80%	$0.25	$20,000	January 25, 2011
George Cavey	100,000	7.25%	$0.40	$40,000	January 6, 2010
	50,000	3.62%	$0.25	$12,500	January 25, 2011
Timothy Crowhurst	300,000	21.74%	$0.40	$120,000	January 6, 2010
William Schmidt	Nil	0.00%	$0.00	$0.00	N/A
Foo Chan (1)	100,000	7.25%	$0.40	$40,000	January 6, 2010
	150,000	10.87%	$0.40	$60,000	September 21, 2010
	50,000	3.62%	$0.25	$12,500	January 25, 2011
Dr. Felix Kaminsky (1)	250,000	18.11%%	$0.40	$100,000	January 6, 2010

(1)

Robert Lipsett resigned as President and Chief Executive Officer and Foo Chan resigned as Chief Financial Officer on December 20, 2006.  Dr. Felix Kaminsky resigned as Exploration Manager effective December 20, 2006.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year Option/SAR Values

During the most recently completed year ended June 30, 2006, no stock options were exercised by the executive officers.

Termination of Employment or Change of Control

We did not have a plan or arrangement for compensation received or that may be received by either Mr. Lipsett or Mr. Chan in the financial year ended June 30, 2006 or in the current financial year to compensate them in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

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

Audit Committee

Our audit committee is comprised of Timothy Crowhurst, George Cavey, and William Schmidt.  Members of the audit committee oversee our accounting and financial reporting process and the audits of our financial statements.  The audit committee also receives and addresses complaints regarding accounting, internal controls, and auditing issues.  No complaints have been received by the audit committee as of the date hereof.  Further, the audit committee provides protection for whistle blowers.  Again, no whistle blowing issues have presented themselves as of the date hereof.  The audit committee functions in a collective manner with respect to all issues that come before it.

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

Name	Number of Common Shares Owned	Positions	Percentage of Outstanding Common Shares [1]
George Cavey	985,000	Vice-President and Director	2.70%
Timothy Crowhurst	1,000,000	Director	2.74%
William Schmidt	Nil	Director	N/A
Ming Wong	Nil	Chief Financial Officer	N/A
ALL DIRECTORS AND SENIOR OFFICERS AS A GROUP (4 persons)	1,985,000		5.44%

[1]

Based on issued and outstanding share capital of 36,515,682 as of December 29, 2006.

Options and Other Rights to Purchase Securities

We are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, senior officers and key employees and consultants at prices set in accordance with the policies of the TSX Venture Exchange pursuant to our 2006 Stock Option Plan.  At our recent annual meeting of shareholders held on December 20th, 2006, the shareholders approved our 2006 Stock Option Plan, which has identical terms to the 2005 Stock Option Plan.  Pursuant to the policies of the TSX Venture Exchange, we must seek shareholder approval to our plan at each annual meeting.  The proposed 2006 Stock Option Plan is subject to approval by the TSX Venture Exchange.  Options are typically exercisable for a period of up to 5 years and terminate within 90 days of the optionee ceasing to be in a qualifying relationship with the company.

As of June 30, 2006, we have issued 2,680,000 incentive stock options to purchase shares of our common stock as follows:

Option Holders	Designation of Securities Under Option	No. of Securities to be Acquired Upon Exercise	Exercise Price Per Share	Expiry Date
Executive Officers (three persons)	Common Shares	500,000	$0.40	January 6, 2010
		150,000	$0.40	September 21, 2010
		180,000	$0.25	January 25, 2011
Directors who are not Executive Officers	Common Shares	300,000	$0.40	January 6, 2010
		300,000	$0.25	January 25, 2011
All other employees or past employees as a group	Common Shares	Nil	$0.00	N/A
All consultants as a group	Common Shares	250,000	$0.40	January 6, 2010
		150,000	$0.40	March 15, 2010
		150,000	$0.40	September 21, 2010
		700,000	$0.225	June 14, 2007

Escrowed Securities

Pacific Corporate Trust Company (the "Escrow Agent") holds 6,000,000 of our common shares in escrow pursuant to the terms and conditions of an escrow agreement dated June 16, 2004 (the "Escrow Agreement"). The escrow restrictions provide that the Escrowed Securities may not be traded in, dealt with in any manner whatsoever or released, nor may we, our transfer agent or the escrow holders make any transfer or record any trading of the Escrowed Securities without the consent of the TSX Venture Exchange.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class (1)
Common Shares	6,000,000	16.43%

[1]

Based on an issued and outstanding share capital of 36,515,682 as of the date of December 29, 2006.

[2]

The Escrowed Securities are held as follows:

Name	No. of Shares Held in Escrow	Percentage of Escrow
Robert Lipsett	3,540,000	59.0%
Christopher Pollard	600,000	10.0%
George Cavey	600,000	10.0%
Timothy Crowhurst	600,000	10.0%
Foo Chan	90,000	1.5%
Bud Kanke	90,000	1.5%
Steve Stares	180,000	3.0%
Greg Hryhorchuk	180,000	3.0%
Gordon Smith	120,000	2.0%

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

Our principals are our directors and senior officers or former directors and senior officers.

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

Warrants

As of September 30, 2006, the following transferable common share purchase warrants were outstanding:

(a)

1,333,334 warrants to purchase up to 1,333,334 common shares at a price of $0.50 per share, exercisable on or before June 15, 2007, issued as part of a brokered private placement of 2,222,223 units issued at a price of $0.45 per unit;

(b)

5,482,667 warrants to purchase up to 5,482,667 common shares at a price of $0.20 per share, exercisable on or before January 24, 2008, issued as part of a non-brokered private placement of 5,482,667 units issued at a price of $0.15 per unit;

(c)

5,585,999 warrants to purchase up to 5,585,999 common shares at a price of $0.30 per share, exercisable on or before May 18, 2008, issued as part of a brokered and non-brokered private placement of 6,385,999 units at a price of $0.225 per unit; and

(d)

800,000 warrants to purchase up to 800,000 common shares at a price of $0.30 per share, exercisable on or before June 8, 2008, issued as part of a brokered and non-brokered private placement of 6,385,999 units at a price of $0.225 per unit.

As of December 29, 2006, our directors and officers, as a group (4 persons), held warrants to purchase 100,000 shares of our common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of the date of this report, there are no persons known to us that have direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of any class of such securities except for Robert Lipsett, our former President and Chief Executive Officer, who holds 5,839,501 shares, being 15.99% of the shares outstanding.

The following table sets forth the common share ownership of each person known by us to be the beneficial owner of five percent or more of our common shares.  Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name of Shareholder	Number of Shares	Position	% of Class
Robert Lipsett (1)	5,839,501	Former President, CEO and Director	15.99%
Richard Genovese	2,801,667	5% shareholder	7.67%

(1)

Robert Lipsett resigned as President and Chief Executive Officer on December 20, 2006.

All of our shares, both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation of powers.  Accordingly, there are no special voting powers held by our major shareholders.

As of the date of this registration statement, the aggregate number of shares of common stock beneficially owned, directly or indirectly, by our directors and senior officers as a group is 1,985,000 common shares, representing 5.44% of our total issued and outstanding common shares.  “Beneficial ownership” means sole or shared power to vote or direct the voting of the common shares, or the sole or shared power to dispose, or direct a disposition, of the common shares.  More than one person may be deemed to have beneficial ownership of the same securities.

Change of Control

As of the date of this Form 20-F Annual Report, there are no arrangements known to us which may at a subsequent date result in a change of control.

Related Party Transactions

Other than as disclosed herein, our officers, directors and principal shareholders, or any of our associates or affiliates, have not participated in and have no other interest, direct or indirect, in any material transactions in which we have participated, or in any proposed transaction which has materially affected or will materially affect our company during the year ended June 30, 2006.

Pursuant to an agreement dated as of the 11th of May, 2004, with KMD, we were granted the KMD Option to purchase a 100% interest in the Diamond Exploration Property.  KMD is a company wholly-owned by Felix Kaminsky who was appointed as our exploration manager and subsequently resigned effective December 20th, 2006.

We were organized to acquire and exploit the diamond property interests.  Incidental to such acquisition two of our directors advanced loans totaling $71,620, which loans were repaid without interest during January 2005.

During the year ended June 30, 2006, we incurred professional, management and consulting services rendered by certain directors and an officer in the amount of $96,500 (2005: $114,000).  We also incurred $52,614 (2005: $33,632) in deferred mineral property expenditures to a company controlled by an officer and director.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

Accounts payable and accrued liabilities at June 30, 2006, include $8,932 (2005: $4,328) owing to a company with a common director.

During the year ended June 30, 2006, 2,050,000 units were issued to certain directors and officers and a company controlled by an officer for total proceeds of $423,000.

There are no additional interests of management in transactions involving our company except for those stated in the Notes to the Financial Statements.

Indebtedness of Directors, Officers, Promoters and Other Management

During the fiscal years ended June 30, 2006, 2005, 2004, none of the following were indebted to us:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individuals' family;

(d)

key management personnel and close members of such individuals' families; or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

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

ITEM 9.

THE OFFER AND LISTING

Listing Details

Our shares began trading on the TSX Venture Exchange under the symbol “RLD” on January 7, 2005.  The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the most recent financial year and from our date of listing on January 7, 2005 to our fiscal year ended June 30, 2006, as traded on the TSX Venture Exchange:

Year	High	Low
2006	0.35	0.26
2005	0.45	0.18

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period since we commended trading on the TSX Venture Exchange on January 18, 2005:

Quarter Ended	High	Low
June 30, 2006	0.32	0.18
March 30, 2006	0.42	0.20
December 31, 2005	0.38	0.17
September 30, 2005	0.45	0.30
June 30, 2005	0.75	0.40
March 31, 2005	0.37	0.54

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX Venture Exchange:

Month	High	Low
November 2006	0.14	0.095
October 2006	0.15	0.10
September 2006	0.19	0.10
August 2006	0.19	0.13
July 2006	0.19	0.14
June 2006	0.25	0.18

The source for the above information is Canada Stockwatch.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Holders

As of December 29, 2006, there were approximately 472 registered and non-registered holders of record of our common shares.  Approximately 30 registered and non-registered holders of record are resident in the United States.

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “RLD”.  There are currently no restrictions on the transferability of these shares under Canadian securities laws.

As a foreign private issuer, we will not be subject to the reporting obligations of the proxy rules of the Section 14 of the Securities Exchange Act of 1934 or the insider short-swing profit rules of Section 16 of the Securities Exchange Act of 1934.

Selling Shareholders

Not applicable.

Dilution

Not applicable

Expenses of the Issue

Not applicable

ITEM 10.

ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Incorporation

Our Articles are incorporated by reference to the information in our registration statement on Form 20-F filed with the Securities and Exchange Commission, in Washington, D.C. on April 4, 2004, to which our Memorandum and Articles were filed as exhibits.

On March 29, 2004, the Company Act (British Columbia) (the “Corporation Act”) was replaced by the Business Corporations Act (British Columbia) (the “BCBCA”).  Accordingly, we are now subject to the BCBCA and are no longer governed by the Company Act.  There are a number of differences under the BCBCA, which differences are designed to provide greater flexibility and efficiency for British Columbia companies.

Under the BCBCA, every company incorporated under the Company Act must complete a mandatory transition rollover under the BCBCA to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the company, the name of the company, the address of the registered and records office of the company, and the names and addresses of the directors of the company.  A copy of the Transition Application and Notice of Articles as filed with the Registrar of Companies for British Columbia is attached to this Form 20-F as Exhibit 1.2.

As a pre-existing Corporation under the Corporation Act, we are subject to provisions contained in the BCBCA known as the “Pre-Existing Corporation Provisions”.  The Pre-Existing Corporation Provisions are statutory provisions intended to preserve certain provisions of the Company Act to companies incorporated under the Company Act.  Under the BCBCA, we have the option to replace the Pre-Existing Corporation Provisions with a new form of Articles to take advantage of the benefits of the BCBCA, provided the shareholders approve the change.

As a public company the only significant provision of the Pre-Existing Corporation Provisions that would apply to us is the requirement under the Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed.  Under the BCBCA, the level of approval for special resolutions is reduced to two-thirds of the votes cast at a general meeting, which is consistent with the corporate statutes in other Canadian jurisdictions.  Management considers the two-thirds approval threshold to be appropriate for fundamental changes requiring approval by special resolution.

Accordingly, at our annual meeting held on February 8, 2006, our shareholders approved a special resolution to alter the Notice of Articles to remove the application of the Pre-Existing Corporation Provisions.  A copy of the Notice of Alteration is attached to this Form 20-F as Exhibit 1.3.

In addition to deleting the Pre-Existing Corporation Provisions, our Board of Directors were also of the view that it would be in our best interest to adopt a new set of Articles (the “New Articles”) to replace our Articles (the “Old Articles”).  The New Articles reflect the flexibility and efficiency permitted under the BCBCA, while maintaining a significant portion of the existing governing provisions.  As a result, most of the changes in the New Articles are minor in nature, and are not substantive changes.  A copy of the New Articles are attached to this Form 20-F as Exhibit 1.4.

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

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of our securities.  Any such remittances to United States residents, however, are subject to a withholding tax pursuant to the Canada – U.S. Income tax Convention (1980) (the “Treaty”), as amended.

There is no limitation imposed by Canadian law or by our articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights (the “Voting Shares”), other than as provided in the Investment Canada Act (the “ICA”).  The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) or an investment to establish a new Canadian business, to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that we were not a passive foreign investment company for the taxable year ended June 30, 2006 and, furthermore, expect to conduct our affairs in such a manner so that we will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

Dividends and Paying Agents

Not applicable

Statement by Experts

Our auditors for our financial statements for each of the preceding three years was Amisano Hanson, Chartered Accountants, of #604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, Canada.  Their audit report for the fiscal years ended June 30, 2006, 2005 and 2004 are included with the related financial statements in this Form 20-F Annual Report statement with their consent.

Documents on Display

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at Suite 305 - 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and our telephone number is (604) 682-8789

We filed a registration statement on Form 20-F with the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on April 4. 2004.  The Registration Statement contains exhibits and schedules.  Any statement in this annual report about any of our contracts or other documents is not necessarily complete.  If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report.  The exhibits must be reviewed by themselves for a complete description of the contract or documents.

Our registration statements may be inspected and copied, including exhibits and schedules, and the reports and other information as filed with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C., 20549.  Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C., 20549, at prescribed rates. Information may be obtained regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by contacting the Securities and Exchange Commission over the Internet at its website at http://www.sec.gov.

Subsidiary Information

Not applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a small business issuer as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have no material modifications to the rights of security holders since the adoption of new Articles on February 8, 2006.

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

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Management’s annual report on internal control over financial reporting

We are currently considered a non-accelerated filer pursuant to Rule 12b-2 of the Exchange Act.  Therefore, we are not currently required to make statements regarding the effectiveness of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. However, our management, including our Chief Executive Officer and Chief Financial Officer, recognize that, as a small business issuer, we will likely be required to comply with disclosure report requirements of Section 404 beginning with the fiscal year ending June 30, 2007.

There were no changes in our internal control over financial reporting or in other factors that could significantly affect our internal control over financial reporting during 2006.  Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not at this time have a financial expert on our Audit Committee (as defined in Item 16A of Form 20-F).  We are currently actively seeking a financial expert to join our audit committee.  Timothy Crowhurst, George Cavey and William Schmidt have the industry experience necessary to understand and analyze financial statements, as well as the understanding of internal controls and procedures necessary for financial reporting.

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

	Year ended June 30, 2006 Cdn $	Year Ended June 30, 2005 Cdn $
Audit fees	29,900	21,000
Audit related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	2,500
Total:	29,900	23,500

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.

PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not repurchase any of our shares in the fiscal year ended June 30, 2006.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Our audited financial statements for the year ended June 30, 2006 immediately follow:

ITEM 18.

FINANCIAL STATEMENTS

We elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

Exhibit #	Document Description
1.1 (1)	Articles of Organization;
1.2	Transition Application and Notice of Articles
1.3	Notice of Articles to remove Pre-Existing Corporate Provisions
1.4 (4)	New Articles effective February 8, 2006
4.1 (1)	Option agreement with Russell Renner, James Bond and Rudolph Wahl dated as of the 18th of March, 2004;
4.2 (1)	Option agreement with John E. Ternowesky, Eugene Belisle and Noel Belisle dated as of the 19th of March, 2004;
4.3 (1)	Option Agreement with James Bond and Russell Renner dated as of the 18th of March, 2004;
4.4 (1)	Option Agreement with William Maurice Michano, John Grant Michano dated as of the 17th of March, 2004;
4.5 (1)	Option Agreement with KM Diamond Exploration Ltd. dated as of the 11th of May, 2004;
4.6 (1)	Joint Exploration Agreement with Phoenix Matachewan Mines Inc. dated as of July 1, 2004;
4.10 (1)

Escrow Agreement among Pacific Corporate Trust Company, Ripple Lake Minerals Inc., Robert Lipsett, Christopher Pollard, George Cavey, Timothy Crowhurst, Bud Kanke, Stephen Stares, Gregory Hryhorchuk and Gordon Smith dated the 16th of June, 2004.

4.11 (2)	Private Placement Agreement with Canaccord Capital Corporation dated June 13, 2005.
4.12 (3)	Option Agreement with Nuinsco Resources Limited dated June 22nd, 2005
4.13 (3)	Option Agreement with Rudolf Wahl and Deric Ewen dated April 25th, 2005
4.14 (3)	Option Agreement with Rudolf Wahl, Russel Renner and James Bond dated April 25th, 2005
31.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Incorporated by reference from our Registration Statement on Form 20-F filed on April 3, 2005.

(2)

Incorporated by reference from our Amendment No. 1 to our Registration Statement on Form 20-F filed on July 14, 2005.

(3)

Incorporated by reference from our Annual Report on Form 20-F filed on December 30, 2005.

(4)

Incorporated by reference from our Form 6-K filed on February 27, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated this 29th day of December, 2006.

RIPPLE LAKE DIAMONDS INC.

BY: /s/ Timothy Crowhurst

Timothy Crowhurst, President and Director

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

AND FOR THE PERIOD FROM FEBRUARY 6, 2004 (DATE OF INCEPTION) TO JUNE 30, 2004

(Stated in Canadian dollars)

MANAGEMENT’S REPORT

These annual financial statements are the responsibility of management.  In the preparation of these financial statements, estimates are sometimes necessary to make a determination of the carrying values for certain assets or liabilities.  The critical accounting policies and estimates are disclosed in the annual financial statements.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

The Company maintains a system of internal and administrative controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Audit Committee is comprised of three directors, who meet at least quarterly with management and annually with the external auditors to review accounting, auditing, internal controls and financial reporting matters.

“Robert Lipsett”

Robert Lipsett

President

“Foo Chan”

Foo Chan

Chief Financial Officer

October 18, 2006

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To

The shareholders of

Ripple Lake Diamonds Inc.

We have audited the balance sheets of Ripple Lake Diamonds Inc. as at June 30, 2006 and 2005 and the statements of operations, cash flows and shareholders’ equity for the years ended June 30, 2006 and 2005 and for the periods from February 6, 2004 (Date of Inception) to June 30, 2004 and from February 6, 2004 (Date of Inception) to June 30, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006 and 2005 and for the periods from February 6, 2004 (Date of Inception) to June 30, 2004 and from February 6, 2004 (Date of Inception) to June 30, 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“AMISANO HANSON”

October 18, 2006

CHARTERED ACCOUNTANTS

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 of the accompanying financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated October 18, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada

“AMISANO HANSON”

October 18, 2006

CHARTERED ACCOUNTANTS

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

BALANCE SHEETS

June 30, 2006 and  2005
(Stated in Canadian dollars)

		2006	2005
		$	$
	ASSETS
	CURRENT ASSETS
Cash (Note 9)		373,721	262,734
	Amount receivable	6,401	105,673
Prepaids		7,500	20,000

		387,622	388,407

	MINERAL EXPLORATION PROPERTIES (Notes 3 and 8)	4,881,420	3,185,400

	EQUIPMENT (Note 4)	-	1,273

		5,269,042	3,575,080

	LIABILITIES
	CURRENT LIABILITIES
	Accounts payables and accrued liabilities (Note 8)	47,962	482,778

	SHAREHOLDERS' EQUITY
	SHARE CAPITAL (Note 5)
	Authorized: unlimited common shares without par value
	Issued and outstanding: 36,075,682 (2005 - 23,289,550) common shares	5,833,307	3,420,643

	CONTRIBUTED SURPLUS	794,750	611,000

	DEFICIT accumulated during the exploration stage	(1,406,977)	(939,341)

		5,221,080	3,092,302

		5,269,042	3,575,080

	Nature and Continuance of Operations (Note 1)
	Commitments and Subsequent Events (Notes 3, 5 and 7)

	APPROVED BY THE DIRECTORS:

DIRECTOR:	"Robert Lipsett"
	Robert Lipsett

DIRECTOR:	"Edward G. Williams"
	Edward G. Williams

 (The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF OPERATIONS

For the years ended June 30, 2006 and 2005 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2004 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2006

(Stated in Canadian dollars)

	Cumulative			From inception,
	from inception,			February 6, 2004
	February 6, 2004 to	Year ended June 30,		to June 30,
	June 30, 2006	2006	2005	2004
	$	$	$	$

REVENUE
Interest income	4,246	1,990	2,256	-

EXPENSES
Bank charges	1,551	418	916	217
Depreciation	225	-	225	-
Entertainment	5,054	1,632	3,422	-
Filing fees	74,759	29,475	45,284	-
Interest	1,631	1,192	439	-
Management fees (Note 8)	186,500	84,500	102,000	-
Office	34,790	27,104	7,580	106
Printing	3,672	1,408	2,264	-
Professional fees (Note 8)	207,432	119,839	69,615	17,978
Property investigation	15,911	15,911	-	-
Public and shareholder relations	194,336	87,118	107,218	-
Rent	39,500	21,500	18,000	-
Stock-based compensation	794,750	183,750	611,000	-
Transfer agent	23,454	12,967	10,487	-
Travel	11,822	3,976	7,846	-

	1,595,387	590,790	986,296	18,301

LOSS BEFORE INCOME TAXES	(1,591,141)	(588,800)	(984,040)	(18,301)

FUTURE INCOME TAX RECOVERY	184,164	121,164	63,000	-

NET LOSS FOR THE PERIOD	(1,406,977)	(467,636)	(921,040)	(18,301)

NET LOSS PER SHARE: basic and diluted		(0.02)	(0.05)	(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	-	26,783,813	18,539,297	965,518

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF CASH FLOWS

For the years ended June 30, 2006 and 2005 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2004 and

For the period from February 6, 2004 (Date of Inception) to June 30, 2006

(Stated in Canadian dollars)

	Cumulative			From inception,
	from inception,			February 6, 2004
	February 4, 2004 to	Year ended June 30,		to June 30,
	June 30, 2006	2006	2005	2004
	$	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	(1,406,977)	(467,636)	(921,040)	(18,301)
Depreciation	225	-	225	-
Stock-based compensation	794,750	183,750	611,000	-
Future income tax recovery	(184,164)	(121,164)	(63,000)	-
Loss on disposal of equipment	313	313	-	-

CHANGES IN NON-CASH WORKING CAPITAL
Amount receivable	(6,401)	99,272	(72,886)	(32,787)
Prepaids	(7,500)	(7,500)	-	-
Accounts payable and accrued liabilities	47,962	(37,460)	28,228	16,487

	(761,792)	(350,425)	(417,473)	(34,601)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepaids	-	20,000	(20,000)	-
Advances from related parties	-	-	(71,620)	71,620
Issuance of shares, net of issue of costs	5,777,371	2,455,728	2,594,043	727,600

	5,777,371	2,475,728	2,502,423	799,220

CASH FLOWS FROM INVESTING ACTIVITIES
Proceed on disposal of equipment	960	960	-	-
Purchase of equipment	(1,498)	-	(1,498)	-
Advances for future exploration costs	-	-	297,500	(297,500)
Mineral exploration properties	(4,641,320)	(2,015,276)	(2,357,871)	(227,466)

	(4,641,858)	(2,014,316)	(2,061,869)	(524,966)

INCREASE IN CASH	373,721	110,987	23,081	239,653

CASH, beginning of period	-	262,734	239,653	-

CASH, end of period	373,721	373,721	262,734	239,653

Non-cash investing and financing transactions not included in cash flows:
Issuance of common shares for mineral property rights	240,100	78,100	162,000	-
Issuance of common shares to agent relating to initial public offering	80,000	-	80,000	-

Supplementary disclosure of cash flow information
Cash paid for:
Interest	1,192	1,192	-	-
Income taxes	-	-	-	-

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period February 6, 2004 (Date of Inception) to June 30, 2006

(Stated in Canadian dollars)

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
		$	$	$	$

Balance, February 6, 2004	-	-	-	-	-
Issued for cash pursuant to:
Founder's share	1	1	-	-	1
Private Placement (seed shares) (at $0.15)	4,783,993	717,599	-	-	717,599
Escrow shares (at $0.001)	10,000,000	10,000	-	-	10,000
Net loss	-	-	-	(18,301)	(18,301)

Balance, June 30, 2004	14,783,994	727,600	-	(18,301)	709,299

Issued for cash pursuant to:
Private Placement (seed shares) (at $0.15 per share)	1,678,333	251,750	-	-	251,750
Price adjustment to 950,000 escrow shares (from
$0.001 to $0.05)	-	46,550	-	-	46,550
Initial public offering (at $0.40 per share, net of share
issue costs of $305,457)	4,000,000	1,294,543	-	-	1,294,543
Private placement (at $0.45 per share, net of share
issue costs of $78,800)	2,222,223	921,200	-	-	921,200
Future income taxes relating to renounced exploration
expenditures applicable to flow-through shares	-	(63,000)	-	-	(63,000)
Issued for agent's commission (at $0.40 per share)	200,000	80,000	-	-	80,000
Issued for mineral property rights at $0.40 per share -
Note 3	405,000	162,000	-	-	162,000
Stock based compensation	-	-	611,000	-	611,000
Net loss	-	-	-	(921,040)	(921,040)

Balance, June 30, 2005	23,289,550	3,420,643	611,000	(939,341)	3,092,302

Issued for cash pursuant to:
Private Placement (at $0.45 per share)	622,466	280,110	-	-	280,110
Private Placement (at $0.15 per share)	5,482,667	822,400	-	-	822,400
Private Placement (at 0.225 per share, net of share
issue costs of $83,632)	6,385,999	1,353,218	-	-	1,353,218
Future income taxes relating to renounced exploration
expenditures applicable to flow-through shares	-	(121,164)	-	-	(121,164)
Issued for mineral property rights at $0.40 per share -
Note 3	105,000	42,000	-	-	42,000
Issued for mineral property rights at $0.19 per share -
Note 3	190,000	36,100	-	-	36,100
Stock based compensation	-	-	183,750	-	183,750
Net Loss	-	-	-	(467,636)	(467,636)

Balance, June 30, 2006	36,075,682	5,833,307	794,750	(1,406,977)	5,221,080

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

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

The Company's mineral properties are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves, and future profitable operations.  There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At June 30, 2006 the Company had working capital of $339,660 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses in its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America.   The financial statements have in management's opinion been properly prepared within the framework of the significant accounting policies summarized below:

Exploration Stage Company

The Company is an exploration stage company as defined in Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  These estimates are reviewed periodically and as adjustments become necessary, they are reported in operations in the period in which they became known.  Actual results may differ from those estimates.

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

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries and are not intended to represent present or future values.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred.  When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and Depreciation

Equipment is carried at cost and consist of a computer.  Depreciation is calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum.  One-half of the rate is used in the year of addition and no depreciation is claimed in the year of disposal.

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through operations.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At June 30, 2006, there is no liability.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.  These future taxes are measured by the provisions of currently enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, accounts payables and accrued liabilities.  The carrying value of the financial instruments approximate fair value due to their short term to maturity.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Flow-Through Shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146.  All flow-through shares issued by the Company are accounted for in accordance with this Abstract.  Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders.  In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of June 30, 2006, the Company had 2,680,000 (2005: 1,700,000) stock options and 13,513,233 (2005: 1,733,334) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

3.

MINERAL EXPLORATION PROPERTIES

	Cumulative from inception,
	February 6, 2004 to
	June 30, 2006	2006	2005
TCH Diamond Project	$	$	$
Balance, beginning of period	-	1,278,070	248,173
Property acquisition and staking costs	866,269	555,687	163,177
Exploration expenses
Communication	16,000	-	16,000
Data analysis	328,490	149,455	164,235
Equipment rental	14,000	-	14,000
Food and accommodation	22,500	-	22,500
Geological	318,282	212,454	89,190
Geophysics	218,445	192,220	-
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	64,579
Lab fee	1,388	-	1,388
Line cutting	21,470	-	-
Management fee	32,000	-	32,000
Mapping	36,122	36,122	-
Mobilization and demobilization	24,000	16,000	8,000
Sampling and processing	438,500	-	438,500
Supplies	16,328	-	16,328
	1,573,739	606,251	866,720
Balance, end of period	2,440,008	2,440,008	1,278,070
KMD Project	$	$	$
Balance, beginning of period	-	1,907,330	20,000
Property acquisition and staking costs	533,872	28,500	485,372
Exploration expenses
Assessment fee	3,768	-	3,768
Camp	268,532	25,252	243,280
Communication	3,981	-	3,981
Data analysis	300,547	256,328	44,219
Food and accommodation	26,872	-	26,872
Geological	273,095	177,268	95,827
Geophysics	220,092	34,207	185,885
Helicopter fees	161,232	-	161,232
Management fee	35,829	-	35,829
Mapping	11,027	11,027	-
Mobilization and demobilization	12,938	-	12,938
Sampling and processing	581,160	-	581,160
Supplies	8,467	1,500	6,967
	1,907,540	505,582	1,401,958
Balance, end of period	2,441,412	2,441,412	1,907,330
Total	4,881,420	4,881,420	3,185,400

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

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

TCH Diamond Project

The Company has entered into five agreements dated in March 2004, April 2005 or June 2005, for options to earn a 100%  interest in certain mineral claims, representing 167 units or 2,672 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the "Options").  As at June 30, 2006, the Company has made cash payments totalling $100,000 and has issued 200,000 common shares under these Options.

During the year the Company abandoned one of the option agreements consisting of 38 units.

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

 Common

Cash

   Shares

   $

Year ended June 30,

2007

58,000

 105,000

2008

 110,000

  85,000

2009

30,000

20,000

 198,000

 210,000

Subsequent to June 30, 2006, the Company, issued 40,000 common shares and made a $28,000 cash payments.

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optioners 2% of net smelter returns from the properties upon commercial production.

In addition, during the year ended June 30, 2006, the Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the optioned properties for a cost of $449,087.  These additional claims are 100% owned by the Company.  As at June 30, 2006 the Company has incurred staking costs of $697,857 and its interest in the TCH Diamond Project now totals approximately 143,300 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

KMD Project

By an agreement dated May 11, 2004, the Company was granted an option to purchase an 80% interest in certain mineral claims, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project ("the Option").  As at June 30, 2006, management believes the Company has fulfilled all of the requirements of the option and may exercise the option by giving notice of exercise to the optionor and by concurrently issuing 200,000 common shares to the optionor at any time prior to December 31, 2007.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

3.      MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project (Continued)

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property.  The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company has the right to purchase the remaining 20% interest in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing to the Optionor a further 200,000 common shares.

In addition, the Optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties.  These additional claims are 100% owned by the Company.  The cost incurred to June 30, 2006 to stake these claims was $195,371 and was reimbursed in full to the Optionor by the Company.  The Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking and $2 per acre per year thereafter.

4.

EQUIPMENT

	2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
	$	$	$	$	$	$

Computer	-	-	-	1,498	225	1,273

5.

SHARE CAPITAL

During August, 2004, the Company sold 1,678,333 seed shares at $0.15 per share pursuant to a private placement for total proceeds of $251,750.

On January 7, 2005, the Company completed its Initial Public Offering (“IPO”) of 4,000,000 shares at $0.40 per share. Pursuant to this financing, the Company paid an agent’s commission of 7.5% in cash totaling $120,000 and issued 200,000 common shares and 400,000 share purchase warrants.  Each warrant entitles the agent to acquire one common share of the Company at $0.40 per share until January 6, 2006.  These share purchase warrants expired unexercised.  In addition, the Company paid $105,457 of share issue costs to effect the IPO.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

5.

SHARE CAPITAL (Continued)

On June 4, 2005, the Company completed a brokered private placement of 2,222,223 units at $0.45 per unit. Pursuant to this financing, the Company paid the broker a commission of 7.5% in cash totaling $75,000 and issued 222,222 share purchase warrants.  Each share purchase warrant entitles the broker to acquire one common share of the Company at $0.50 per share until June 15, 2007.  In addition, the Company paid $3,800 of share issue costs to effect the brokered private placement.  Each unit of the brokered private placement is comprised of one common share and one-half a share purchase warrant.  Each whole warrant entitles the holder to acquire an additional common share of the Company until June 15, 2007 at a price of $0.50 per share.  No warrants were exercised during the year.

During the year ended June 30, 2005, 950,000 shares originally classified as escrow shares were repriced by regulatory authorities due to the fact that the holders were not principals of the Company.  As a result, the shares were reissued at $0.05 per share from $0.001 per share, for additional proceeds to the Company of $46,550.

On September 27, 2005, the Company completed a non-brokered private placement of 622,466 units at $0.45 per unit.  Each unit consisted of one flow-through common share and one-half a share purchase warrant to purchase a non-flow through common share until September 27, 2006 at $0.50 per share.  No warrants were exercised during the year.  Subsequent to June 30, 2006, these share purchase warrants expired unexercised.

On January 24, 2006, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit.  Each unit consisted of one common share and one share purchase warrant.  2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.20 per share until January 24, 2008.  No warrants were exercised during the year.

On April 11, 2006, the Company changed its authorized capital to unlimited common shares without par value.

During May and June 2006, the Company completed a brokered and non-brokered placement of 6,385,999 units at $0.225 per unit.  Each unit consisted of one common share and one share purchase warrant. 1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow through common shares.  Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of $0.30 per share for a period of two years from closing.  A commission in the amount of $83,632 was paid for this placement.  No warrants were exercised during the year.

a) Seed Shares

The seed shares were subject to resale restrictions and could not be traded until they were released for trading over a twelve-month period following the closing of the initial public offering (January 7, 2005).  20% of these shares were released on January 7, 2005 and 20% every three months thereafter.  As at June 30, 2006, all seed shares were released.

b) Escrow Shares

The 10,000,000 escrow shares are governed by the provisions of the Canadian Securities Regulators National Policy 46-20, whereby the shares will be released pro-rata to the holders as follows:

•

10% on the date the Company's shares were listed for trading (1,000,000 shares released in January, 2005).

•

15% every six months following the date that the Company's shares are listed for trading.

As at June 30, 2006, there were 6,000,000 shares held in escrow.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

5.

SHARE CAPITAL (Continued)

c) Stock Options

The Company has established a stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant share purchase options up to 10% of its outstanding shares.  The exercise price of options granted equals the market price of the Company’s stock on the date of the grant.  Unless otherwise stated, the options vest when granted.  The options are for a maximum term of five years.

A summary of stock options activities during the year ended June 30, 2006 and 2005 is as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Outstanding at beginning of the year	1,700,000	$0.40	-	-
Granted	1,480,000	$0.27	1,700,000	$0.40
Expired/cancelled	(500,000)	($0.40)	-	-
Outstanding at end of the year	2,680,000	$0.33	1,700,000	$0.40

Exercisable at end of year	2,155,000		1,700,000

The Company has recorded $183,750 (2005: $611,000, 2004: $Nil) of compensation expense for stock-based compensation awarded to directors and consultants during the year-ended June 30, 2006. The weighted average fair value of the stock options granted during the periods ended June 30, 2006 and 2005, was $0.14 and $0.36 per option, respectively.  The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each grant date using the following assumptions for the years ended June 30:

	2006	2005	2004

Dividend yield	Nil	Nil	Nil
Annualized volatility	81%	134%	Nil
Weighted average risk-free interest rate	2.86%	3.85%	Nil
Weighted average expected life	2.78 years	4.34 years	Nil

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

5.

SHARE CAPITAL (Continued)

c) Stock Options (Continued)

Outstanding stock options at June 30, 2006 are as follows:

Number Outstanding	Exercise Price	Expiry Date

1,050,000	$0.40	January 7, 2010
150,000	$0.40	March 15, 2010
300,000	$0.40	September 19, 2010
480,000	$0.25	January 25, 2011
700,000	$0.225	June 14, 2007

2,680,000

d) Warrants

A summary of share warrant activities during the years ended June 30, 2006 and 2005 is as follows:

	2006		2005
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price

Balance, beginning of year	1,733,334	$0.48	-	-
Issued	12,179,899	$0.26	1,733,334	$0.48
Expired	(400,000)	($0.40)	-	-

Balance, end of year	13,513,233	$0.28	1,733,334	$0.48

As at June 30, 2006, the following share purchase warrants were outstanding:

Number Outstanding	Exercise Price	Expiry Date

1,333,334	$0.50	June15, 2007
311,233	$0.50	September 27, 2006
5,482,667	$0.20	January 24, 2008
5,585,999	$0.30	May 18, 2008
800,000	$0.30	June 8, 2008

13,513,233

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

On September 27, 2006, 311,233 share purchase warrants expired unexercised.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

6.

INCOME TAXES

Basic combined statutory and provincial income tax rate

34.12%

35.62%

a) Tax provision

	2006	2005
	$	$

Loss before income taxes	(588,800)	(984,040)

Income taxes at statutory rates	(200,899)	(350,515)
Tax deductible share issue costs	(31,928)	(21,675)
Non-deductible stock-based compensation	62,695	217,638
Net changes in valuation allowance for future tax assets	(43,362)	90,943
Other	5,606	609

Total income taxes (recovery)	(121,164)	(63,000)

b) Future tax balance

	2006	2005
	$	$

Future income tax assets relate to:
Mineral properties (net of future tax liabilities)	(181,100)	(63,000)
Non-capital loss carry forwards	323,200	165,600
Share issue costs	101,500	109,500

	243,600	212,100

Valuation allowance	(243,600)	(212,100)

Net future income tax assets	-	-

c) Tax loss carry forwards

The Company has an available loss carry-forward of $947,363 and cumulative development and exploration expenses of $4,366,500 which may be carried forward to reduce taxable income in future years. The potential future income tax benefits are not reflected in these financial statements. The non-capital losses expire as follows:

Year

$

2014

16,821

2015

448,032

2016

482,510

947,363

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

7.

COMMITMENTS

a)

On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term.  The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month.  The Company has also agreed to issue to the consultant options to purchase 250,000 of the Company's common shares at $0.40 per share up to January 7, 2010.

b)

In July 2004, the Company entered into two year management agreements with certain of the Company's directors and officers for a total of $9,500 per month or $114,000 annually to June 30, 2006.  Subsequent to June 30, 2006, the Company renewed two of its management agreements for another two years for a total of $8,500 per month or $102,000 annually to June 30, 2008.

c)

In July, 2004, the Company entered into a two year premises lease at $1,500 per month or $18,000 annually to June 30, 2006.  Subsequent to June 30, 2006, the Company renewed its lease for another two years at $2,000 per month or $24,000 annually to June 30, 2008 effective August 1, 2006.

8.

 RELATED PARTY TRANSACTIONS

During the year ended June 30, 2006, the Company incurred professional, management and consulting services rendered by certain directors and an officer in the amount of $96,500 (2005: $114,000, 2004: $Nil).  The Company also incurred $52,614 (2005: $33,632) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

Accounts payable and accrued liabilities at June 30, 2006, include $8,932 (2005: $4,328) owing to a company with a common director.

During the year ended June 30, 2006, 2,050,000 units were issued to certain directors and officers of the Company and a company controlled by an officer of the Company for total proceeds of $423,000.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") conform to those generally accepted in the United States ("U.S. GAAP"), in all material respects, except as noted below:

Reconciliation of losses reported to U.S. GAAP:

	2006	2005	2004
	$	$	$

Net loss as reported in accordance with Canadian GAAP	(467,636)	(921,040)	(18,301)
Adjustments
Advances for future exploration costs expensed	-	-	(297,500)
Mineral exploration properties costs expensed	(1,560,920)	(2,572,727)	(268,173)

Net loss under US GAAP	(2,028,556)	(3,493,767)	(583,974)

Weighted average number of shares outstanding	26,783,813	18,539,297	965,518

Basic and diluted net loss per share under US GAAP	(0.08)	(0.19)	(0.60)

Advances for future exploration cost – Under Canadian GAAP, advances for futures exploration costs are capitalized.  Under US GAAP, advances related to exploration are expensed as incurred unless commercial feasibilities is established.

Mineral exploration properties - acquisition and staking costs - Under Canadian GAAP, acquisition costs including staking costs are capitalized.  In accordance with EITF 04-2, under U.S. GAAP, acquisition costs only are considered tangible assets and are capitalized.   Effective July 1, 2004, the Company follows the guidance of EITF 04-2 prospectively.

Mineral exploration properties - exploration expenditures - Under Canadian GAAP, exploration expenditures are capitalized.  Under U.S. GAAP, exploration expenditures are expensed as incurred unless commercial feasibility is established.

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

During the fiscal periods ended June 30, 2006, 2005 and 2004, the Company issued flow-through shares.  As the fair value of the flow-through shares was the same as non-flow-through shares issued at the same time, no liability is recognized under U.S. GAAP.

Under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at June 30, 2006, for U.S. GAAP purposes, cash of $324,193 (2005: $Nil, 2004: $130,667) would have been restricted.

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Net loss per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.  The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the loss per share.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2006	2005	2004
	$	$	$

Total assets under Canadian GAAP	5,269,042	3,575,080	838,113
Adjustments
Expenses of advances for future exploration costs	-	-	(297,500)
Expense of mineral exploration properties costs	(4,401,820)	(2,840,900)	(268,173)

Total assets under US GAAP	867,222	734,180	272,440

Total liabilities under Canadian GAAP	47,962	482,778	128,814
Adjustments	-	-	-

Total liabilities under US GAAP	47,962	482,778	128,814

Total stockholders’ equity under Canadian GAAP	5,221,080	3,092,302	709,299
Adjustments
Expenses of advances for future exploration costs	-	-	(297,500)
Expenses of mineral exploration properties costs	(4,401,820)	(2,840,900)	(268,173)

Total equity under US GAAP	819,260	251,402	143,626

Total liabilities and equity under US GAAP	867,222	734,180	272,440

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Reconciliation of statements of cash flow to U.S. GAAP:

	2006	2005	2004
	$	$	$

Cash provided by (used in) operation under Canadian GAAP:

Net loss as reported in accordance with Canadian GAAP	(467,636)	(921,040)	(18,301)
Adjustments
Advances for future exploration costs	-	-	(297,500)
Expense of mineral exploration properties costs	(1,560,920)	(2,572,727)	(268,173)

Net loss under US GAAP	(2,028,556)	(3,493,767)	(583,974)

Add (deduct) items not involving cash:
Depreciation	-	225	-
Loss on disposal of equipment	313	-	-
Stock-based compensation	183,750	611,000	-
Future income tax benefit	(121,164)	(63,000)	-
Changes in non-cash working capital balances	(54,312)	(44,659)	(16,299)

Cash used in operations under US GAAP	(1,911,345)	(2,990,201)	(600,273)

Cash provided by (used in) financing activities under Canadian GAAP:

Prepaids	20,000	(20,000)	-
Loans payable	-	(71,620)	71,620
Shares issued	2,455,728	2,594,043	727,600

Cash provided by financing activities under US GAAP	2,475,728	2,502,423	799,220

Cash provided by (used in) investing activities under Canadian GAAP:

Restricted cash	(324,193)	130,667	(130,667)
Purchase of equipment	-	(1,498)	-
Proceed on disposal of equipment	960	-	-
Advances for future exploration costs	-	297,500	(297,500)
Increase in mineral exploration properties	(2,015,276)	(2,357,870)	(227,467)
Expense of mineral exploration properties costs	1,560,920	2,572,727	565,673

Cash provided by (used in) investing activities under US GAAP	(777,589)	641,526	(89,961)

Increase (decrease) in cash during the period	(213,206)	153,748	108,986

Cash, beginning of the period	262,734	108,986	-

Cash, end of the period	49,528	262,734	108,986

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2006, 2005 and 2004

(Stated in Canadian dollars)

9.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards that, if currently adopted, could have a material effect on the accompanying financial statements.