Form 20-F
period 2007-06-30
Devonshire Resources Ltd.
filed 2008-01-02
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

[  ] Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934

Or

[ x ] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2007

Or

[  ] Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________________to ____________________

Or

[  ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report _____________________

Commission file number 000-51236

DEVONSHIRE RESOURCES LTD.
(formerly “Ripple Lake Diamonds Inc.”)
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

     #1500, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6
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

Title of Each Class	Outstanding at June 30, 2007
Common Shares, no par value	36,515,682

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes [ x ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ x ] Yes [  ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[  ] Yes [ x ] No

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [  ] Accelerated filer [  ] Non-accelerated filer [ x ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ x ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

[  ] Yes [ x ] No

TABLE OF CONTENTS

Part	Item	Page

INTRODUCTION

As used herein, except as the context otherwise requires, the term “we” refers to Devonshire Resources Ltd., a corporation organized under the laws of the Province of British Columbia, Canada.

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements and information, within the meaning of Section 21E of the Exchange Act, relating to Devonshire Resources Ltd. that are based on the beliefs and estimates of management as well as assumptions made by and information currently available to us. When used in this document, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance often but not always using words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative or any of these terms and similar expressions, as they relate to our company or management, are intended to identify forward-looking statements.

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

  commodity price fluctuations (particularly gold and silver commodities);

  currency fluctuations;

  risks related to governmental regulations, including environmental regulations;

  risks related to possible reclamation activities on our properties;

  our ability to attract and retain qualified management and our dependence upon such management in the development of our mineral properties;

  increased competition in the exploration industry;

  our lack of infrastructure;

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

Selected Financial Data

The summary financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements as of and for the years ended June 30, 2007 and June 30, 2006, together with the notes thereto, which appear elsewhere in this annual report. Our financial statements as of and for the years ended June 30, 2007 and June 30, 2006 have been audited by James Stafford, Inc., Chartered Accountants.

Our financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada. Our financial statements presented in this registration statement have been reconciled to generally accepted accounting principals in the United States of America ("U.S. GAAP").

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

	Fiscal years ended
	June 30, 2007	June 30, 2006
Revenues (Interest Income)	$3,745	$1,990
Net Loss	288,041	467,636
Deficit, beginning of period	1,406,977	939,341
Deficit, end of period	1,695,018	1,406,977
Loss per share	0.01	0.02

1.	Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

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

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 36,347,901 for the year ended June 30, 2007, and 26,783,013 for the year ended June 30, 2006.

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

Balance Sheet Information for the year ended June 30, 2007

	Fiscal years ended
	June 30, 2007	June 30, 2006
Current Assets	$103,475	$387,622
Mineral Exploration Properties	5,002,997	4,881,420
Total Assets	5,106,472	5,269,042
Current/Total Liabilities	125,433	47,962
Net Working Capital (Deficit)	(21,958)	339,660
Shareholders Equity	4,981,039	5,221,080

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from US GAAP. The effect of these differences on our financial performance is summarized in the following table.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2007	2006
	$	$

Total assets under Canadian GAAP	5,106,472	5,269,042
Adjustments
Expenses of advances for future exploration costs	-	-
Expense of mineral exploration properties costs	(5,002,997)	(4,401,820)

Total assets under US GAAP	103,475	867,222

Total liabilities under Canadian GAAP	125,433	47,962
Adjustments	-	-

Total liabilities under US GAAP	125,433	47,962

Total stockholders’ equity under Canadian GAAP	4,981,039	5,221,080
Adjustments

		2007		2006
	$		$
Expenses of advances for future exploration costs		-		-
Expenses of mineral exploration properties costs		(5,002,997)		(4,401,820)
Total equity under US GAAP		21,958		819,260
Total liabilities and equity under US GAAP		103,475		867,222

Exchange Rates

We maintain our books of account in Canadian dollars. Our audited financial statements are prepared in accordance with generally accepted auditing standards in Canada. All references to the dollar herein are to the lawful currency of Canada unless designated as “US$”.

The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate with the Federal Reserve Bank of New York for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one (1) Canadian dollar. On November 30, 2007, the exchange rate was US$1.00 per Cdn$1.0007. The high and low exchange rates for each month during the previous six months were as follows:

	High	Low
November 2007	1.0007	0.9168
October 2007	1.0002	0.9496
September 2007	1.0560	0.9959
August 2007	1.0754	1.0497
July 2007	1.0689	1.0372
June 2007	1.0727	1.0579

The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods.

	Year Ended June 30
	2007	2006

Rate at end of Period	0.9496	1.1150
Average Rate during Period	1.1051	1.1627
Low	0.9496	1.0989
High	1.1852	1.2437

Capitalization and Indebtedness

Not applicable.

Reason for the Offer and Use of Proceeds

Not applicable.

Risk Factors

An investment in our securities involves significant risks, including the following:

Risks Associated with Exploration

Our principal business is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of our assets and the present stage of exploration, the following risks factors, among others, should be considered.

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

We are subject to the risks normally encountered in the mining industry, such as:

  unusual or unexpected geological formations;
  fires, floods, earthquakes, volcanic eruptions, and other natural disasters;
  power outages and water shortages;
  cave-ins, land slides, and other similar mining hazards;
  labour disruptions and labour disputes;
  inability to obtain suitable or adequate machinery, equipment, or labour;
  liability for pollution or other hazards; and
  other known and unknown risks involved in the operation of mines and the conduct of exploration.

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

The ownership of our KMD Project in Nunavat is uncertain as a result of a dispute with the optionor.

We face uncertainty in regard to our status on the Option Agreement and our acquisition of the Brown Lake property. On October 19th, 2007, we launched proceedings in the British Columbia Supreme Court seeking an order of specific performance, to require KM Diamond to transfer the Properties to us, along with certain contiguous properties, as well as for damages, costs, and other relief. If we are unsuccessful in our legal proceedings and we lose our right to the KMD Project then our assets would be reduced by over 50%.

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

Our primary exploration properties are located in Ontario and Nunavut. The federal government of Canada and the Provinces of Ontario and Territory of Nunavut regulate mining operations and require mining permits and licenses. There can be no guarantee that we will be able to obtain all necessary permits and approvals from various federal, provincial, and local government authorities that may be required in order to undertake exploration activities or commence construction or operation of mine facilities on our properties. Further, there is no guarantee that the federal, provincial, and local governments will not change the terms and conditions of these permits and licenses, adversely affecting us, or that such governments will completely revoke these licenses, terminating our property rights and requiring us to cease exploration and development activities on our properties. If we are unable to obtain and maintain any necessary permits, we may be forced to abandon all or a portion of our properties.

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

Until such time, we will be dependent upon future financing in order to meet our capital requirements and continue our plan of operations. Although we have raised additional private placement financing during fiscal 2007, these funds may not be sufficient to undertake all of our planned acquisition, exploration, and development programs. We cannot guarantee that we will obtain necessary financing. The development of our properties will require the commitment of substantial resources to conduct the time consuming exploration and development of properties. The amounts and timing of expenditures will depend on the progress of on-going exploration, assessment, and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties and other factors, many of which are beyond our control. We may never generate any revenues or achieve profitability.

We may require additional capital to meet our capital requirements for future fiscal years.

We have raised additional private placement financing during fiscal 2007, but may not have sufficient financial resources to undertake all planned acquisition, exploration and development programs. In the future, our ability to continue our exploration, assessment, and development activities depends in part on our ability to commence operations and generate revenues or to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or some combination of these or other means. There can be no assurance that option arrangements will be exercised and the associated funding obtained. There can be no assurance that we will commence operations and generate sufficient revenues to meet our obligations as they become due or will obtain necessary financing on acceptable terms, if at all. Our failure to meet our ongoing obligations on a timely basis could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties. In addition, should we incur significant losses in future periods, we may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Annual Report.

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

The market for our common shares may be highly volatile for reasons both related to our performance or events pertaining to the industry (ie, mineral price fluctuation/high production costs/accidents) as well as factors unrelated to us or our industry. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral. Our common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding our business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as ours, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the price of our common shares can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. Further, despite the existence of a market for trading in our common shares in Canada, our stockholders may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

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

History and Development of the Company

Our registered office in British Columbia is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada V6C 2T5. Our head office and principal office is located at Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6. Our telephone number is (604) 696.6672. We pay rent of $1,400 per month for office space.

We were incorporated under the name, TCH Minerals Inc. on February 6, 2004, by registration of our Memorandum and Articles under the Company Act of British Columbia. Our name was changed to Ripple Lake Minerals Inc. on May 13, 2004, and to Ripple Lake Diamonds Inc. on July 26, 2004.

At a special meeting of shareholders held on August 16th, 2007, the shareholders approved a special resolution to consolidate our share capital on the basis of one new common share for every ten existing common shares outstanding, and to concurrently change the name of our company to Devonshire Resources Ltd. The proposed share consolidation and change of name was effected on October 10th, 2007 and we commenced trading on the TSX Venture Exchange under the trading symbol “DSH”.

We do not have any subsidiaries. Further, we have no plans to change our business activities or to combine with another business, and are not aware of any events or circumstances that might cause our plans to change.

On January 7, 2005, we completed our initial Canadian public offering of shares for gross proceeds of $1,600,000. Our shares of common stock began trading on the TSX Venture Exchange on January 7, 2005 under the symbol RLD. A total of 4,000,000 shares were issued in the offering at a price of $0.40 per share.

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

Business Objectives

Our principal business carried on and intended to be carried on by us is the acquisition and exploration of natural resource properties. Our objective is to locate and develop economic diamond deposits. We intend on expending our existing cash resources to carry out exploration on our mineral properties, to pay for administrative costs during the fiscal year ending June 30, 2008, and for working capital. We may decide to acquire other property interests in addition to mineral property interests currently held by us.

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

TCH Project, Ontario

We entered into option agreements to earn a 100% interest in certain mineral claims, representing 129 units or 2,064 hectacres, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario (the “Options”), known as the TCH Project. During the year ended June 30, 2007 we made cash payments totaling $31,000 and issued 40,000 common shares, valued at $6,000, under the Options

The future annual payments of cash and shares required under these Options are as follows:

Year Ended		Common
June 30	Cash	Shares

2007	27,000	65,000
2008	110,000	85,000
2009	30,000	20,000

	167,000	170,000

We are also required to make all expenditures required to maintain the mineral claims in good standing and to pay the optionors 2% of net smelter returns from the properties upon commercial production.

We have staked an additional 5,862 units or approximately 86,600 ha in an area that is contiguous to the optioned properties, for a cost of $449,087. As at June 30, 2007, our interest in the TCH Project totals approximately 93,972 ha.

To maintain the above claims in good standing, we are required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter. The claims are currently in good standing until dates ranging from December 23, 2007 through October 29, 2009. We intend to focus on only the most promising priority target areas and, thus, some of the claims will lapse.

In addition to the above described properties, we entered into a property sharing agreement dated July 1, 2004 with Phoenix Matachewan Mines Inc., the holder of 18 mineral claims containing 189 units to the west of the TCH Project whereby we were granted the right to explore for mineralized material on Phoenix’s property and to acquire any part of the same by issuing 300,000 shares to Phoenix and granting to Phoenix a net returns royalty equal to 1% of the gross proceeds received by us if we prepare a feasibility study which incorporates reserves on such part of the Phoenix property. That agreement has now lapsed and the claims have expired.

We entered into two option agreements to acquire 51 additional claims within our TCH claim block in the Lake Superior area of Ontario with the right to extend the options by cash payments and share issuances on each of April 30, 2006 (total of $20,000 and 40,000 shares, which was paid), April 30, 2007 (total of $20,000 and 40,000 shares) , and April 30, 2008 (total of $40,000 and 40,000 shares). The two option agreements were cancelled and the payment for April 30, 2007 was not made.

During the year ended June 30, 2006, we abandoned our rights under an agreement with Nuinsco Resources Limited whereby we had the right to explore for diamonds on Nuinsco’s nine claims within the boundary of our TCH Project.

KMD Property, Nunavut

Pursuant to an agreement dated May 11, 2004 with KM Diamond Exploration Ltd. (the “Optionor”), we were granted an option, hereinafter called the "KMD Option," to purchase an 80% interest in certain mineral claims (approximately 32,300 acres) located near Parker Lake and Brown Lake, Nunavut (the “KMD Project”).

We have the right to earn the initial 80% interest in the KMD Project from the Optionor subject to certain terms including:

(a)	payment of the sum of $20,000 on the execution of the KMD Option, which has been paid;

(b)	payment of the sum of $150,000 and the issuance of 200,000 of our common shares, which has been paid;

(c)
the issuance of 150,000 common shares to the Optionor on or before February 14, 2005, which shares have been issued, and an additional 150,000 common shares to the Optionor on or before February 14, 2006, which shares have been issued; and

(d)	the issuance of 200,000 common shares at the time we exercise the option or at any time prior to December 31, 2007 (see below regarding issuance of these shares).

The Optionor staked additional mineral claims on our behalf in an area that is contiguous to the KMD Project, which claims are 100% owned by us. The cost incurred to June 30, 2006 to stake these claims was $195,371, for which the Optionor was fully reimbursed. As of June 30, 2007, our interest in the KMD Project totalled approximately 151,000 acres.

A minimum expenditure of $4.00 per acre is required during the first two years to maintain the claims in good standing. However, the first filing of work need only be submitted on or before the second anniversary date of each claim. If the claims are to be kept in good standing beyond the two-year period, a total of $2.00 per acre per year will have to be expended. In addition, there is a $0.10 per acre fee for filing work on the claims. The claims forming KMD Project are now subject to legal proceedings as more particularly set forth below.

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

On June 1, 2004 we entered into a consulting agreement with a geologist for a three year term, whereby we agreed to pay a $1,000 per day consulting fee to the geologist, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the sole principal of the Optionor, gave notice of a disagreement with respect to the terms of the KMD Option Agreement.

In November 2006, the Optionor gave notice of default to us with respect to the Option Agreement, alleging that we had failed to carry out required work programs on the Properties. We denied the alleged default. We gave notice to the Optionor on or about December 11, 2006 that we were exercising our option and acquiring 100% of the Properties, subject to a royalty in favour of KM Diamond equal to 3% of gross revenue received from the sale of diamonds from the Properties as stipulated in the Option Agreement. At that time, we forwarded 400,000 common shares (pre-consolidation) valued at $42,000 to the Optionor, which we consider constituted full payment to the Optionor for the right to exercise the option for 100% of the KMD Project (taken in conjunction with other, previous payments). However, the Optionor returned these shares, which are at present held in trust by our solicitors, and asserted that the exercise of the option by us was invalid. The Optionor has not transferred the Properties to us and has taken the position that the Option Agreement has terminated without proper exercise by us. Our position is that we had completed, under the explicit direction and supervision of the Optionor’s sole principal, the work programs required to satisfy the Option Agreement. We have therefore earned a 100% interest in the KMD Project, subject to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property.

On October 19th, 2007, we launched proceedings in the British Columbia Supreme Court seeking an order of specific performance, to require KM Diamond to transfer the Properties to us, along with certain contiguous properties, as well as for damages, costs, and other relief.

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

During the year ended June 30, 2007 we expended $46,067 in deferred exploration and acquisition costs on the

TCH Project, compared with $1,161,938 during the previous year. The major deferred expenses during fiscal 2007 were property acquisition and staking costs of $37,000 and geological costs of $8,752.

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

The KMD Property is located in the barren lands, approximately 15 kilometers south of tidewater in Chesterfield Inlet off Hudson Bay. Small stunted trees and shrubs with moss and lichen comprise the dominant vegetation types. The climate is sub-arctic and experiences long, cold winters with temperatures dropping to -50C. Summers are short and temperatures can reach +25C. Daylight hours are long in the summer as the project area is in the far northern portion of Canada. Elevations for the property vary from 250 metres to 410 metres above sea level. Abundant lakes, bogs and swamps with low relief characterize the region.

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

Geological Setting

The KMD Property lies in a portion of the northern Hearne domain, western Churchill Province. The Hearne province consists of Archean rocks of the Hearne Craton and overlying supracrustal rocks that were intensely reworked during the 1.8 –1.9 Ga Trans-Hudson Orogen. South of the Snowbird Tectonic Zone, the northern Hearne domain is predominantly composed of Archean juvenile crust which is interpreted to be underlain by continental crust of the Rae domain.

There are two theories regarding the tectonic nature of Snowbird Tectonic Zone (STZ). According to one theory, the STZ has been interpreted as an Early Proterozoic (Paleoproterozoic) suture between two Archean continents, the Rae and Hearne. However, other geological and geophysical interpretations represent the STZ as an Early Proterozoic intraplate fault, while geochronological data indicate that it is an Archean structure. The most recent data obtained suggests a more complicated picture for this tectonic zone. Baldwin et al. conclude that there is an important 1.9 Ga high P–T metamorphic event in the Snowbird tectonic zone that overprints an earlier Archean metamorphism (c. 2.52 –2.55 Ga).

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

During the year ended June 30, 2007, we expended $75,510 in deferred exploration and acquisition costs related to the KMD Property, compared with $534,082 during the previous year. The major deferred expenses during fiscal 2007 were property acquisition and staking costs of $42,000, assessment fees of $18,525 and geological costs in the amount of $14,985.

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

We are committed under management contracts with Timothy Crowhurst, our President, for $5,000 per month and with Ming Wong, our CFO, for $3,000 per month to December 2007.

We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future.

Private Placements

During the year ended June 30, 2007 we did not carry out any private placement offerings.

Subsequent to the year ended June 30, 2007 we announced that we were proposing to carry out a private placement of 6,000,000 (post-consolidation) units at a price of $0.21 per unit, for total proceeds of $1,260,000. Each unit will consist of one common share and one share purchase warrant, entitling the holder thereof to purchase one additional common share at a price of $0.28, exercisable for a period of two years. A finders fee of 7% of the gross proceeds will be payable in shares. The private placement is subject to the approval of the TSX Venture Exchange.

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

For the year ended June 30, 2007, we reported interest income of $3,745 as compared to $1,990 for the period ended June 30, 2006. The interest was earned on our cash and cash equivalents held during the year.

For the year ended June 30, 2007, we had net losses of $288,041 ($0.01 per share) compared to net losses of $467,636 ($0.02 per share) for the year ended June 30, 2006. The loss in 2006 was primarily attributable to stock-based compensation, filing fees, management fees, professional fees and public and shareholder relations expenses, which was offset by future income tax recovery in the amount of $121,164. The loss in 2007 was primarily attributable to professional fees, management fees, shareholder communications and office and miscellaneous expenses.

During the fiscal year ended June 30, 2007 no stock options were granted, and a total of 700,000 options expired. During the fiscal year ended June 30, 2006 a total of 1,480,000 stock options were granted to directors, officers and consultants, with exercise prices ranging between $0.22 and $0.40 per share, with expiry of five years from the date of granting. No options were exercised as of the year ended June 30, 2007 and June 30, 2006.

During the fiscal year ended no share purchase warrants were issued, and a total of 1,644,567 warrants expired. During the fiscal year ended June 30, 2006, 12,179,899 share purchase warrants were issued as part of three private placements, with exercise prices ranging between $0.20 and $0.50 per share, with expiry dates ranging from September 27, 2006 and June 8, 2008. No share purchase warrants were exercised as of the year ended June 30, 2007 and June 30, 2006.

Expenses for the fiscal year ended June 30, 2007 consisted of professional fees, management fees, shareholder communications, office and miscellaneous, transfer agent fees and filing fees, interest and other expenses that support our daily operations. Expenses for the year ended June 30, 2007 were $291,786, being a decrease of $299,004, compared to general and administrative expenses of $590,790 during the year ended June 30, 2006. The major difference in the expenses for 2007 compared to 2006 was $183,750 in stock-based compensation for the year ended June 30, 2006 and none for the current year ended June 30, 2007.

The major expenses for the year ended June 30, 2007 were $106,987 for professional fees (2006: $119,839), management fees of $68,360 (2006: $84,500), shareholder communications of $45,320 (2006: $87,118), office and miscellaneous of $33,438 (2006: 50,012), transfer agent fees of $13,716 (2006: $12,967), interest of $10,663 (2006: $Nil), filing fees of $8,890 (2006: $29,475), and travel and entertainment of $4,059 (2006: $5,608). The reduced expenses in fiscal 2007 are all a result of our undergoing a transition from the changes in management and a refocusing in our exploration projects.

Financing Activities

During the fiscal year ended June 30, 2007 we did not carry out any financing activities. Subsequent to the year ended June 30, 2007 we announced a $1,260,000 private placement of 6,000,000 (post-consolidation) units at a price of $0.21 per unit. The private placement is subject to the approval of the TSX Venture Exchange.

During the fiscal year ended June 30, 2006, we completed several share offerings as follows:

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

Operating Results

We recorded a net loss of $288,041 ($0.01 loss per share) in 2007 compared to a net loss of $467,636 ($0.02 loss per share) in 2006. The loss in 2007 was primarily attributable to professional fees and management fees, filing fees, and public and shareholder relations expenses.

We recorded a net loss of $467,636 ($0.02 loss per share) in 2006 compared to a net loss of $921,040 ($0.05 loss per share) in 2005. The loss in 2006 was attributable to stock-based compensation, filing fees, management fees, professional fees and public and shareholder relations expenses.

During the year ended June 30, 2007, we increased the carrying value of our mineral exploration properties in Canada to $5,002,997 from $4,881,420, representing an increase of $121,577. The fiscal 2007 major exploration activities compared to fiscal 2006 were property acquisition and staking costs in the amount of $79,000, compared to $584,187; assessment fees of $18,525, compared to $Nil; geological costs in the amount of $23,737, compared to $389,722; and supplies of $315, compared to $1,500. During fiscal 2006, we incurred the following additional expenses: camp costs in the amount of $25,252; data analysis in the amount of $405,783; geophysics in the amount of $226,427; mapping in the amount of $47,149; and mobilization and demobilization in the amount of $16,000.

Liquidity and Capital Resources

Our operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding. We have no known mineral resources and are not in commercial production on any of our properties and accordingly, we do not generate cash from operations. Our financial success will be dependent in the extent to which it can discover new mineral deposits. We finance development and exploration activities by raising capital from equity markets from time to time. We will require additional equity investment in the near future to fund our exploration activities and for working capital.

As of September 30, 2007 we had a working capital deficit of $58,879. Our 2008 exploration programs on our properties have yet to be determined. We currently have sufficient funding to cover our basic administrative costs for a period of four months. If we undertake any additional exploration activities on our properties or acquire additional properties in the future we may have to seek financing, most likely through the issuance of equity securities.

Subsequent to the year ended June 30, 2007 we announced that we were proposing to carry out a private placement of 6,000,000 (post-consolidation) units at a price of $0.21 per unit, for total proceeds of $1,260,000. Each unit will consist of one common share and one share purchase warrant, entitling the holder thereof to purchase one additional common share at a price of $0.28, exercisable for a period of two years. A finders fee of 7% of the gross proceeds will be payable in shares. The proceeds from the private placement will be used to pursue exploration activities, retirement of debts and working capital. Upon completion of the proposed private placement, we will have sufficient funding to cover our basic administrative costs for over 12 months. The private placement is subject to the approval of the TSX Venture Exchange.

As at June 30, 2007 we had cash, receivables and prepaid expenses of $103,475, compared with 387,622 at June 30, 2006 and total assets of $5,106,472 (2006: $5,269,042) and $125,433 (2005: $47,962) in payables and accruals. We have no long-term debt.

During the year ended June 30, 2007 we did not carry out any private placement financings. During the year ended June 30, 2006 we completed three private placements to raise an aggregate of $2,539,359. Our cash position decreased from $373,721 at June 30, 2006 to $96,409 at June 30, 2007 as a result of administrative expenses and costs of our exploration programs during fiscal 2007.

Related Party Transactions

During the year ended June 30, 2007, we incurred $100,160 (2006 - $96,500; 2005 - $114,000) in management and consulting services rendered to certain officers and directors and $9,960 (2006 - $52,614; 2005 - $33,632) in deferred mineral property expenditures to a company controlled by a director and officer.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Outstanding Share Data

On August 16, 2007 we received shareholder approval by way of a special resolution for the consolidation of our share capital on the basis of one new common share for every ten existing common shares outstanding. As a result, as at December 6, 2007 we had 3,651,568 post-consolidated common shares outstanding. We also had 198,000 incentive stock options that are exercisable into an equivalent number of consolidated common shares. In addition, there are 1,186,866 warrants outstanding that are exercisable into an equivalent number of consolidated common shares.

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

Contractual Obligations

Not applicable.

Safe Harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our officers and directors are as follows:

Name	Age	Position
Timothy Crowhurst	41	President and Chief Executive Officer
George Cavey, P.Geo.	52	Vice President of Exploration and Director
William Schmidt	66	Director
Ming Wong	60	Chief Financial Officer

(1)	Robert Lipsett resigned as President and Chief Executive Officer and Foo Chan resigned as Chief Financial Officer on December 20th, 2006.

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

Officers and Directors

Our officers and directors are:

Timothy Crowhurst, President and Chief Executive Officer. Mr. Crowhurst graduated from the Universit de Nice, France, with a Certificat pratique de langue francaise in 1986. Mr. Crowhurst is President of Sea Level Communications Ltd., a strategic planning and issue management consultancy. Prior to establishing Sea Level Communications Ltd. in 1993, he served as a senior policy and communications advisor to several Canadian Cabinet Ministers. Mr. Crowhurst is a senior-level business and public policy communicator in the areas of international trade and political affairs, environmental issues management, product branding, and the development and implementation of strategic communications initiatives. He will spend approximately 25% of his time on our affairs.

George Cavey, P.Geo., Director, Vice-President Exploration. Mr. Cavey graduated from the University of British Columbia with a Bachelor of Science in 1976. He is the President of OreQuest Consultants Ltd., a Vancouver geological consulting company established in 1982. Mr. Cavey serves on the Canadian Securities Administrators Mining Advisory Committee and has been a councillor of the Association of Professional Engineers and Geoscientists of British Columbia. He is the former President of the Canadian Council of Professional Geologists. He will spend approximately 20% of his time on our affairs.

William Schmidt, Director. Mr. Schmidt is a Barrister and Solicitor with the firm of Hemsworth Schmidt in Vancouver, BC since 1971 (his principal business) and has practiced securities law since 1972. He is a director of Lignol Energy Corp., Exchequer Resource Corp., Bold Ventures Inc. and San Marco Resources Inc., Secretary of Equus Energy Corp. and CFO of Carat Exploration Inc. and Academy Ventures Inc.; former Chief Financial Officer and director of Storm Cat Energy Corp., former director of Vault Minerals Inc. He is a former director and officer of several other public companies since 1971. He has a Bachelor of Arts Degree (1966) and Bachelor of Law Degree (1969) from the University of British Columbia. Mr. Schmidt will spend approximately 5% of his time on our business.

Ming Wong, Chief Financial Officer. Mr. Wong holds a Ph.D. (Biochemistry) obtained from the University of British Columbia in 1973 and a B.Sc. in Biological Chemistry (1969) from Simon Fraser University. Mr. Wong has been with Zoloto Resources Ltd. (TSXV – ZR), involved in the exploration of mineral properties in British Columbia and the acquisition and development of gold prospects in the Chukotka and Irkutsk regions of Russia, as administrator since December 2003. He has also been the administrator for Saturn Minerals Inc. (TSXV – SMI), involved in exploring a number of mineral properties in British Columbia, since August, 2001 and has been a director and the chief financial officer since December 1, 2005 for Westminster Resources Ltd. Mr. Wong will spend approximately 15% of his time on our business.

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

The following table identifies, as of December 6, 2007, the name of each officer and director and any company (i) which employs such officer or director, (ii) for which such officer or director currently serves as an officer or director, or (iii) which is affiliated with such officer or director:

Name	Company

Timothy Crowhurst	Lignol Energy Corporation

George Cavey	Icon Industries Limited
Orex Ventures Inc.
Orko Gold Corporation
Primary Metals Inc.
Staccato Gold Resources Ltd.
Superior Mining International Corporation
Tri-Gold Resources Corp.

William Schmidt	Academy Ventures Inc.
Bold Ventures Inc.
Carat Exploration Ltd.
Equus Energy Corporation
Exchequer Resource Corp.
Lignol Energy Corporation
San Marco Resources Inc.

Ming Wong	Swift Resources Inc.
Westminster Resources Ltd.

Executive Compensation

The following table sets forth the compensation paid by us during the year ended June 30, 2007 to each of our officers and directors. This information includes the dollar value of base salaries, bonus awards and number of stock options granted. Except as set out below, during the year ended June 30, 2007, no payments have been made, directly or indirectly, by us to our directors and officers or any parties related to them.

Summary Compensation Table

		Annual Compensation				Long Term Compensation

					Awards		Payouts
					Securities	Restricted
					Under	Shares
				Other	Options/	Or		All other
				Annual	SARs	Restricted	LTIP	Compen-
Name and Principal	Year	Salary	Bonus	Compensation	Granted	Share Units	Payouts	sation
And Position	Ended	(CDN$)	(CDN$)	(CDN$)	(#) (2)	(CDN$)	(CDN$)	(CDN$)

Timothy Crowhurst	6/30/07	$30,000	Nil	Nil	Nil	Nil	-0-	Nil
Director	6/30/06	-0-	Nil	Nil	Nil	Nil	-0-	Nil
	6/30/05	-0-	Nil	Nil	30,000	Nil	-0-	Nil

George Cavey	6/30/07	-0-	Nil	Nil	Nil	Nil	-0-	$9,960
Vice-President and	6/30/06	-0-	Nil	Nil	5,000	Nil	-0-	$52,614
Director	6/30/05	-0-	Nil	Nil	10,000	Nil	-0-	$33,632

William Schmidt	6/30/07	-0-	Nil	Nil	Nil	Nil	-0-	Nil
Director	6/30/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	6/30/05	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Ming Wong	6/30/07	$19,160	Nil	Nil	Nil	Nil	-0-	Nil
CFO	6/30/06	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	6/30/05	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Robert Lipsett (1)	6/30/07	$36,000	Nil	Nil	Nil	Nil	-0-	Nil
Former President and	6/30/06	$72,000	Nil	Nil	8,000	Nil	-0-	Nil
Director	6/30/05	$72,000	Nil	Nil	30,000	Nil	-0-	Nil

Foo Chan (1)	6/30/07	$15,000	Nil	Nil	Nil	Nil	-0-	Nil
Former CFO	6/30/06	$12,000	Nil	Nil	20,000	Nil	-0-	Nil
	6/30/05	$12,000	Nil	Nil	10,000	Nil	-0-	Nil

Dr. Felix Kaminsky (1)	6/30/07	-0-	Nil	Nil	Nil	Nil	-0-	$14,760
Former Exploration	6/30/06	-0-	Nil	Nil	Nil	Nil	-0-	$48,018
Manager	6/30/05	-0-	Nil	Nil	25,000	Nil	-0-	$84,829

(1)
Robert Lipsett resigned as President and Chief Executive Officer and Foo Chan resigned as Chief Financial Officer on December 20, 2006. Dr. Felix Kaminsky resigned as Exploration Manager effective December 20, 2006.

(2)	Post-consolidation on the basis of one new share for ten old shares.

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

We are committed under management contracts with Timothy Crowhurst, our President, for $5,000 per month and with Ming Wong, our CFO, for $3,000 per month to December 2007.

George Cavey is the principal of Orequest Consultants Ltd. Orequest Consultants Ltd. was paid a total of $9,960 during the year ended June 30, 2007.

Long-term Incentive Plans

Other than through the grant of incentive stock options and management contracts, we do not have a long-term incentive plan for compensating our directors or officers.

Pension Plan

We do not provide retirement benefits for our directors or executive officers.

Options and Stock Appreciation Rights (“SARs”)

There were no options granted to the named executive officers and directors during the year ended June 30, 2007 or subsequent thereto to the date of this report:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year Option/SAR Values

During the most recently completed year ended June 30, 2007, no stock options were exercised by the executive officers.

Termination of Employment or Change of Control

We did not have a plan or arrangement for compensation received or that may be received by either Mr. Crowhurst or Mr. Wong in the financial year ended June 30, 2007 or in the current financial year to compensate them in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

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

	Number of		Percentage of
	Common		Outstanding Common
Name	Shares Owned	Positions	Shares [1]
Timothy Crowhurst [2]	247,000	President and Director	6.66%
George Cavey [3]	123,500	Vice-President and Director	3.33%
William Schmidt	Nil	Director	N/A
Ming Wong	Nil	Chief Financial Officer	N/A
ALL DIRECTORS AND
SENIOR OFFICERS AS A	370,500		9.99%
GROUP (4 persons)

[1]	Based on post-consolidation issued and outstanding share capital of 3,651,568 as of December 6, 2007.

[2]	Included in Timothy Crowhurst’s shareholdings is an incentive stock option to purchase up to 30,000 common shares at a price of $4.00 per share, exercisable on or before September 21, 2009.

[3]
Included in George Cavey’s shareholdings is: (i) an incentive stock option to purchase up to 10,000 common shares at a price of $4.00 per share, exercisable on or before September 21, 2009; (ii) an incentive stock option to purchase up to 5,000 common shares at a price of $2.50 per share, exercisable on or before January 25, 2011; and (iii) 10,000 share purchase warrants to purchase 10,000 common shares at a price of $3.00 per share, exercisable on or before April 25, 2008.

Options and Other Rights to Purchase Securities

We are permitted to grant up to 10% of our issued and outstanding shares for issuance to directors, senior officers and key employees and consultants at prices set in accordance with the policies of the TSX Venture Exchange pursuant to our 2006 Stock Option Plan. At our last annual meeting of shareholders held on December 20th, 2006, the shareholders approved our 2006 Stock Option Plan. Pursuant to the policies of the TSX Venture Exchange, we must seek shareholder approval to our plan at each annual meeting. Options are typically exercisable for a period of up to 5 years and terminate within 90 days of the optionee ceasing to be in a qualifying relationship with the company.

As of June 30, 2007, we had issued 1,980,000 (pre-consolidation) incentive stock options to purchase shares of our common stock as follows:

		No. of Securities	Exercise
	Designation of Securities	to be Acquired	Price Per
Option Holders	Under Option	Upon Exercise	Share	Expiry Date

Executive Officers (three persons)	Common Shares	500,000	$0.40	January 6, 2010

		No. of Securities	Exercise
	Designation of Securities	to be Acquired	Price Per
Option Holders	Under Option	Upon Exercise	Share	Expiry Date
		150,000	$0.40	September 21, 2010
		180,000	$0.25	January 25, 2011
Directors who are not Executive	Common Shares	300,000	$0.40	January 6, 2010
Officers
		300,000	$0.25	January 25, 2011
All other employees or past
employees as a group	Common Shares	Nil	$0.00	N/A
All consultants as a group	Common Shares	250,000	$0.40	January 6, 2010
		150,000	$0.40	March 15, 2010
		150,000	$0.40	September 21, 2010

Escrowed Securities

As of June 30, 2007, Pacific Corporate Trust Company (the "Escrow Agent") holds 300,000 of our (post-consolidation) common shares in escrow pursuant to the terms and conditions of an escrow agreement dated June 16, 2004 (the "Escrow Agreement"). The escrow restrictions provide that the Escrowed Securities may not be traded in, dealt with in any manner whatsoever or released, nor may we, our transfer agent or the escrow holders make any transfer or record any trading of the Escrowed Securities without the consent of the TSX Venture Exchange.

Designation of Class	Number of Securities Held in Escrow	Percentage of Class (1)
Common Shares	300,000	8.22%

[1]	Based on an issued and outstanding share capital of 3,651,568 as of the date of December 6, 2007.

[2]	The Escrowed Securities are held as follows:

Name	No. of Shares Held in Escrow	Percentage of Escrow
Robert Lipsett	177,000	59.0%
Christopher Pollard	30,000	10.0%
George Cavey	30,000	10.0%
Timothy Crowhurst	30,000	10.0%
Foo Chan	4,500	1.5%
Bud Kanke	4,500	1.5%
Steve Stares	9,000	3.0%
Greg Hryhorchuk	9,000	3.0%
Gordon Smith	6,000	2.0%

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

Warrants

As of June 30, 2007, the following transferable (pre-consolidation) common share purchase warrants were outstanding:

(a)
5,482,667 warrants to purchase up to 5,482,667 common shares at a price of $0.20 per share, exercisable on or before January 24, 2008, issued as part of a non-brokered private placement of 5,482,667 units issued at a price of $0.15 per unit;

(b)
5,585,999 warrants to purchase up to 5,585,999 common shares at a price of $0.30 per share, exercisable on or before May 18, 2008, issued as part of a brokered and non-brokered private placement of 6,385,999 units at a price of $0.225 per unit; and

(c)
800,000 warrants to purchase up to 800,000 common shares at a price of $0.30 per share, exercisable on or before June 8, 2008, issued as part of a brokered and non-brokered private placement of 6,385,999 units at a price of $0.225 per unit.

As of December 6, 2007, our directors and officers, as a group (4 persons), held warrants to purchase 10,000 (post-consolidation) shares of our common stock.

There are no assurances that the option or warrants described above will be exercised in whole or in part.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of the date of this report, there are no persons known to us that have direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of any class of such securities except for Robert Lipsett, our former President and Chief Executive Officer, who holds 435,000 (post-consolidation) common shares, being 11.23% of the shares outstanding.

The following table sets forth the common share ownership of each person known by us to be the beneficial owner of five percent or more of our common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name of Shareholder	Number of	Position	% of Class (1)
	Shares
Robert Lipsett (2)(3)	435,000	Former President, CEO and Director	11.23%
Richard Genovese (4)	346,833	5% shareholder	8.95%
Timothy Crowhurst (5)	247,000	President and Director	6.38%
Firebird Global Master Fund, Ltd.	222,223	5% shareholder	5.73%

(1)	Based on a post-consolidation issued and outstanding share capital of 3,651,568 as of the date of December 6, 2007.

(2)	Robert Lipsett resigned as President and Chief Executive Officer on December 20, 2006.

(3)
Included in Robert Lipsett’s shareholdings is: (i) 25,000 share purchase warrants to purchase 25,000 common shares at a price of $2.00 per share, exercisable on or before January 25, 2008; and (ii) 100,000 share purchase warrants to purchase 100,000 common shares at a price of $3.00 per share on or before May 18, 2008.

(4)	Included in Richard Genovese’s shareholdings is 66,666 share purchase warrants to purchase 66,666 common shares at a price of $2.00per share, exercisable on or before January 25, 2008.

(5)	Included in Timothy Crowhurst’s shareholdings is an incentive stock option to purchase up to 30,000 common shares at a price of $4.00 per share, exercisable on or before September 21, 2009.

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

Related Party Transactions

Other than as disclosed herein, our officers, directors and principal shareholders, or any of our associates or affiliates, have not participated in and have no other interest, direct or indirect, in any material transactions in which we have participated, or in any proposed transaction which has materially affected or will materially affect our company during the year ended June 30, 2007.

Pursuant to an agreement dated as of the 11th of May, 2004, with KMD, we were granted the KMD Option to purchase a 100% interest in the KMD Property. KMD is a company wholly-owned by Felix Kaminsky who was appointed as our exploration manager and subsequently resigned effective December 20th, 2006.

We were organized to acquire and exploit the diamond property interests. Incidental to such acquisition two of our directors advanced loans totaling $71,620, which loans were repaid without interest during January 2005.

During the year ended June 30, 2007 we incurred $100,160 (2006: $96,500; 2005: $114,000) in management and consulting services rendered by directors and officers and $9,960 (2006: $52,614; 2005: $33,632) in deferred mineral property expenditures to a company controlled by an officer and director.

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

There are no additional interests of management in transactions involving our company except for those stated in the Notes to the Financial Statements.

Indebtedness of Directors, Officers, Promoters and Other Management

During the fiscal years ended June 30, 2007, 2006, 2005, none of the following were indebted to us:

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

Statements and Other Financial Information

See Item 17.

Legal Proceedings

In November 2006, the Optionor of the KMD Property gave notice of default to us with respect to the Option Agreement, alleging that we had failed to carry out required work programs on the KMD Property. We denied the alleged default. We gave notice to the Optionor on or about December 11, 2006 that we were exercising our option and acquiring 100% of the KMD Property, subject to a royalty in favour of the Optionor equal to 3% of gross revenue received from the sale of diamonds from the KMD Property as stipulated in the Option Agreement. At that time, we forwarded 400,000 common shares (pre-consolidation) to the Optionor, which we consider constituted full payment to the Optionor for the right to exercise the option for 100% of the KMD Project (taken in conjunction with other, previous payments). However, the Optionor returned these shares, which are at present held in trust by our solicitors, and asserted that the exercise of the option by us was invalid. The Optionor has not transferred the KMD Property to us and has taken the position that the Option Agreement has terminated without proper exercise by us. Our position is that we had completed, under the explicit direction and supervision of the Optionor’s sole principal, the work programs required to satisfy the Option Agreement

In October 2007 we initiated legal proceedings in BC Supreme Court seeking an order of specific performance, to require the Optionor of the KMD Project to transfer the Properties to us, along with certain contiguous properties, as well as for damages, costs, and other relief.

Except for the foregoing, no material legal proceedings to which we are a party are pending nor are any known to be contemplated and we know of no legal proceedings pending or threatened, or judgments entered against, any of our officers or directors in their capacities as such.

Dividends

No dividend has been paid on our common shares since inception, and none is contemplated in the foreseeable future.

Significant Changes

There have been no significant changes since the date of our annual financial statements or since the date of our most recent interim financial statements.

ITEM 9.	THE OFFER AND LISTING

Listing Details

Our shares began trading on the TSX Venture Exchange under the symbol “RLD” on January 7, 2005. Effective October 11, 2007 we commenced trading on a post-consolidation basis under the trading symbol “DSH”. The following table discloses the annual high and low sales prices in Canadian dollars for our common shares for the most recent financial year as traded on the TSX Venture Exchange:

Year	High	Low
	$	$
2007	0.32	0.08
2006	0.35	0.26
2005	0.45	0.18

The following table discloses the high and low sales prices in Canadian dollars for our common shares for each quarterly period during the past fiscal year:

Quarter Ended	High	Low
	$	$
June 30, 2007	0.15	0.08
March 30, 2007	0.19	0.11
December 31, 2006	0.15	0.10
September 30, 2006	0.19	0.105
June 30, 2006	0.32	0.175
March 30, 2006	0.42	0.20
December 31, 2005	0.38	0.17
September 30, 2005	0.45	0.30
June 30, 2005	0.75	0.40

The following table discloses the monthly high and low sales prices in Canadian dollars for our common shares for the most recent six months as traded on the TSX Venture Exchange:

Month	High	Low
	$	$
November 2007	0.65 (1)	0.415 (1)
October 2007 (1)	0.80 (1)	0.035
September 2007	0.05	0.045
August 2007	0.06	0.045
July 2007	0.08	0.05
June 2007	0.10	0.08

(1)	Post-consolidation, whereby our common share capital was consolidated on the basis of one new share for every ten common shares, effective October 10, 2007.

The source for the above information is the TSX Venture Exchange. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The following table discloses the monthly high and low sales prices in US dollars for our common shares for the most recent six months as traded on the OTC BB:

Month	High	Low
	$	$
November 2007	0.201 (1)	0.20 (1)
October 2007	0.60 (1)	$0.40
September 2007	No trades	No trades
August 2007	$0.55	$0.55
July 2007	$0.71	$0.50
June 2007	$1.00	$0.90

(1)	Post-consolidation, whereby our common share capital was consolidated on the basis of one new share for every ten common shares, effective October 10, 2007.

Holders

As of December 6, 2007, there were 3,651,568 shares of our common stock (without par value) issued and outstanding. Our stockholder list as provided by Pacific Corporate Trust Company, our registrar and transfer agent, indicated that we had 51 registered stockholders owning our common stock, of which 5 (9.80%) of these registered stockholders are residents of the United States, owning 235,030 (6.44%) of the shares issued and outstanding.

Markets

Our common shares are listed on the TSX Venture Exchange under the trading symbol “DSH”. There are currently no restrictions on the transferability of these shares under Canadian securities laws. We also trade on the OTC BB under the trading symbol “DSHRF”.

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

Material Contracts

There are no material contracts except as discussed in this registration statement. The following material contracts and all engineering or geological reports referred to in this registration statement may be inspected at our office at Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6, during normal business hours.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. We believe that we were not a passive foreign investment company for the taxable year ended June 30, 2007 and, furthermore, expect to conduct our affairs in such a manner so that we will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

Dividends and Paying Agents

Not applicable

Statement by Experts

Our auditor for our financial statements for the year ended June 30, 2007 was James Stafford, Inc., Chartered Accountants, of Suite 350, 1111 Melville Street, Vancouver, British Columbia, V6E 3V6. Their audit report for the fiscal years ended June 30, 2007, 2006 and 2005 are included with the related financial statements in this Form 20-F Annual Report statement with their consent.

A change of auditor was effected on September 21, 2007. Our former auditors for our financial statements for the years ended June 30, 2006, June 30, 2005 and June 30, 2004 was Amisano Hanson, Chartered Accountants, of #604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, Canada.

Documents on Display

All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6 and our telephone number is (604) 669.6672

We filed a registration statement on Form 20-F with the Securities and Exchange Commission in Washington, D.C. (Registration No. 000-30084) on April 4, 2004. The Registration Statement contains exhibits and schedules. Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Registration Statement, the contract or document is deemed to modify the description contained in this annual report. The exhibits must be reviewed by themselves for a complete description of the contract or documents.

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

On October 10th, 2007 we effected a consolidation of our share capital on the basis of one new share for every ten old shares and concurrently changed our name from “Ripple Lake Diamonds Inc.” to “Devonshire Resources Ltd.”.

Other than the foregoing, there have no material modifications to the rights of security holders since the adoption of new Articles on February 8, 2006.

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

There was no significant change in our internal control over financial reporting that occurred during our most recently completed fiscal year ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

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

There were no changes in our internal control over financial reporting or in other factors that could significantly affect our internal control over financial reporting during 2007. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

	Year ended	Year Ended
	June 30, 2007	June 30, 2006
	Cdn $	Cdn $
Audit fees	15,688	29,900
Audit related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil
Total:	15,688	29,900

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASERS PURCHASERS OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

We did not repurchase any of our shares in the fiscal year ended June 30, 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited financial statements for the year ended June 30, 2007 immediately follow:

ITEM 18.	FINANCIAL STATEMENTS

We elected to provide financial statements pursuant to Item 17.

ITEM 19.	EXHIBITS

Exhibit #	Document Description
1.1 (1)	Articles of Organization;
1.2 (5)	Transition Application and Notice of Articles
1.3 (5)	Notice of Articles to remove Pre-Existing Corporate Provisions
1.4 (4)	New Articles effective February 8, 2006
1.5	Certificate of Name Change dated October 10, 2007
4.1 (1)	Option agreement with Russell Renner, James Bond and Rudolph Wahl dated as of the 18th of March, 2004;

Exhibit #	Document Description
4.2 (1)	Option agreement with John E. Ternowesky, Eugene Belisle and Noel Belisle dated as of the 19th of March, 2004;
4.3 (1)	Option Agreement with James Bond and Russell Renner dated as of the 18th of March, 2004;
4.4 (1)	Option Agreement with William Maurice Michano, John Grant Michano dated as of the 17th of March, 2004;
4.5 (1)	Option Agreement with KM Diamond Exploration Ltd. dated as of the 11th of May, 2004;
4.6 (1)	Joint Exploration Agreement with Phoenix Matachewan Mines Inc. dated as of July 1, 2004;
4.10 (1)
Escrow Agreement among Pacific Corporate Trust Company, Ripple Lake Minerals Inc., Robert Lipsett, Christopher Pollard, George Cavey, Timothy Crowhurst, Bud Kanke, Stephen Stares, Gregory Hryhorchuk and Gordon Smith dated the 16th of June, 2004.

4.11 (2)	Private Placement Agreement with Canaccord Capital Corporation dated June 13, 2005.
4.12 (3)	Option Agreement with Nuinsco Resources Limited dated June 22nd, 2005
4.13 (3)	Option Agreement with Rudolf Wahl and Deric Ewen dated April 25th, 2005
4.14 (3)	Option Agreement with Rudolf Wahl, Russel Renner and James Bond dated April 25th, 2005
31.1	Certification of the Chief Executive Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer Pursuant To Rule 13a-14 Or 15d-14 of the Securities Exchange Act of 1934,as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference from our Registration Statement on Form 20-F filed on April 3, 2005.

(2)	Incorporated by reference from our Amendment No. 1 to our Registration Statement on Form 20-F filed on July 14, 2005.

(3)	Incorporated by reference from our Annual Report on Form 20-F filed on December 30, 2005.

(4)	Incorporated by reference from our Form 6-K filed on February 27, 2006.

(5)	Incorporated by reference from our Form 20-F Annual Report filed on December 29, 2006.

JAMES STAFFORD

James Stafford, Inc.*
Chartered Accountants*
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

JAMES STAFFORD

James Stafford, Inc.*
Report of Independent Registered Public Accounting Firm	Chartered Accountants*
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
To the Board of Directors and Shareholders of	Canada V6E 3V6
Devonshire Resources Ltd.	Telephone +1 604 669 0711
(An Exploration Stage Company)	Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

We have audited the balance sheet of Devonshire Resources Ltd. (the “Company”) (an exploration stage company) as at 30 June 2007 and the related statements of operations and deficit, cash flows and changes in shareholders’ equity for the year ended 30 June 2007 and for the period from 6 February 2004 (Date of Inception) to 30 June 2007, except that we did not audit these financial statements for the period from the date of inception on 6 February 2004 to 30 June 2006; those statements were audited by other auditors whose report dated 18 October 2006 expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 June 2007 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the year ended 30 June 2007 and for the period from 6 February 2004 (Date of Inception) to 30 June 2007 in accordance with Canadian generally accepted accounting principles.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

12 October 2007

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada – United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 12 October 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford
Vancouver, British Columbia, Canada	Chartered Accountants

12 October 2007

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at 30 June

	2007	2006
	$	$

Assets

Current
Cash and cash equivalents (Note 3)	96,409	373,721
Amounts receivable (Note 4)	7,066	6,401
Prepaid expenses	-	7,500

	103,475	387,622

Mineral properties and deferred exploration costs (Note 5)	5,002,997	4,881,420

	5,106,472	5,269,042

Liabilities

Current
Accounts payable and accrued liabilities	25,433	47,962
Loan payable (Note 6)	100,000	-

	125,433	47,962

Shareholders’ equity
Capital stock (Note 7)
Authorized
unlimited common shares
Issued and outstanding
30 June 2007 – 36,515,682 common shares
30 June 2006 – 36,075,682 common shares	5,881,307	5,833,307
Contributed surplus	794,750	794,750
Deficit, accumulated during the exploration stage	(1,695,018)	(1,406,977)

	4,981,039	5,221,080

	5,106,472	5,269,042

Nature and Continuance of Operations (Note 1), Commitments (Notes 5 and 10), Contingencies (Note 11) and Subsequent Events (Note 12)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 14)

On behalf of the Board:

“Time Crowhurst”	Director	“William Schmidt”	Director
Tim Crowhurst		William Schmidt

(1)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	For the period
	from the date
	of inception on
	6 February	For the	For the	For the
	2004 to	year ended	year ended	year ended
	30 June 2007	30 June 2007	30 June 2006	30 June 2005
	$	$	$	$

Revenue
Interest income	7,991	3,745	1,990	2,256

Expenses
General and administrative (Schedule 1)	1,887,173	291,786	590,790	986,296

Net loss before income taxes	(1,879,182)	(288,041)	(588,800)	(984,040)

Future income tax recovery	184,164	-	121,164	63,000

Net loss for the year	(1,695,018)	(288,041)	(467,636)	(921,040)

Basic and diluted loss per share		(0.01)	(0.02)	(0.05)

Weighted average number of common
shares outstanding		36,347,901	26,783,813	18,539,297

(2)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the period
	from the date of
	inception on 6	For the	For the	For the
	February 2004 to	year ended	year ended	year ended
	30 June 2007	30 June 2007	30 June 2006	30 June 2005
	$	$	$	$

Cash flows from operating activities
Net loss for the year	(1,695,018)	(288,041)	(467,636)	(921,040)
Adjustments to reconcile loss to net cash used
by operating activities
Amortization of property, plant and
equipment	225	-	-	225
Future income tax recovery	(184,164)	-	(121,164)	(63,000)
Loss on sales of property, plant and
equipment	313	-	313	-
Stock-based compensation	794,750	-	183,750	611,000

	(1,083,894)	(288,041)	(404,737)	(372,815)

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(7,066)	(665)	99,272	(72,886)
(Increase) decrease in prepaid expenses	-	7,500	(7,500)	-
Increase (decrease) in accounts payable and
accrued liabilities	(15,274)	(22,529)	(37,460)	28,228

	(1,106,234)	(303,735)	(350,425)	(417,473)

Cash flows from investing activities
Purchase of property, plant and equipment	(1,498)	-	-	(1,498)
Proceeds on sales of property, plant and equipment	960	-	960	-
Acquisition and exploration expenses (Note 5)	(4,722,190)	(73,577)	(2,015,276)	(2,060,371)
Deferred exploration and development costs	-	-	-	-

	(4,722,728)	(73,577)	(2,014,316)	(2,061,869)

Cash flows from financing activities
Loan payable (Note 6)	100,000	100,000	-	(71,620)
Shares issued for cash	5,825,371	-	2,455,728	2,594,043
Share subscriptions received in advance	-	-	20,000	(20,000)

	5,925,371	100,000	2,475,728	2,502,423

Increase (decrease) in cash and cash equivalents	96,409	(277,312)	110,987	23,081

Cash and cash equivalents, beginning of year	-	373,721	262,734	239,653

Cash and cash equivalents, end of year	96,409	96,409	373,721	262,734

Supplemental Disclosure with Respect to Cash Flows (Note 13)

(3)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	Shareholders’
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$

Balance at 6 February 2004	-	-	-	-	-	-
Shares issued – cash ($0.15 per
share)	4,783,993	717,599	-	-	-	717,599
Escrow shares issued – cash
($0.001 per share)	10,000,000	10,000	-	-	-	10,000
Founder’s share	1	1	-	-	-	1
Net loss for the year	-	-	-	-	(18,301)	(18,301)

Balance at 30 June 2004	14,783,994	727,600	-	-	(18,301)	709,299
Shares issued – cash ($0.15 per
share)	1,678,333	251,750	-	-	-	251,750
Shares issued – cash ($0.40 per
share) (Note 7)	4,000,000	1,294,543	-	-	-	1,294,543
Shares issued – cash ($0.45 per
share) (Note 7)	2,222,223	921,200	-	-	-	921,200
Shares issued for mineral property
($0.40 per share)	405,000	162,000	-	-	-	162,000
Tax benefits renounced to flow-
through share subscribers	-	(63,000)	-	-	-	(63,000)
Share issued for agent services
rendered ($0.40 per share)	200,000	80,000	-	-	-	80,000
Price adjustment to escrow shares	-	46,550	-	-	-	46,550
Stock-based compensation	-	-	611,000	-	-	611,000
Net loss for the year	-	-	-	-	(921,040)	(921,040)

Balance at 30 June 2005	23,289,550	3,420,643	611,000	-	(939,341)	3,092,302
Shares issued – cash ($0.45 per
share) (Note 7)	622,466	280,110	-	-	-	280,110
Shares issued – cash ($0.15 per
share) (Note 7)	5,482,667	822,400	-	-	-	822,400
Shares issued – cash ($0.225 per
share) (Note 7)	6,385,999	1,353,218	-	-	-	1,353,218
Shares issued for mineral property
($0.40 per share)	105,000	42,000	-	-	-	42,000
Shares issued for mineral property
($0.19 per share)	190,000	36,100	-	-	-	36,100
Tax benefits renounced to flow-
through share subscribers	-	(121,164)	-	-	-	(121,164)
Stock-based compensation	-	-	183,750	-	-	183,750
Net loss for the year	-	-	-	-	(467,636)	(467,636)

Balance at 30 June 2006	36,075,682	5,833,307	794,750	-	(1,406,977)	5,221,080
Shares issued for mineral property
($0.15 per share) (Note 7)	40,000	6,000	-	-	-	6,000
Shares issued for mineral property
($0.105 per share) (Note 7)	400,000	42,000	-	-	-	42,000
Net loss for the year	-	-	-	-	(288,041)	(288,041)

Balance at 30 June 2007	36,515,682	5,881,307	794,750	-	(1,695,018)	4,981,039

(4)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Schedule 1 – General and Administrative Expenses
(Expressed in Canadian Dollars)

	For the period
	from the date
	of inception on
	6 February	For the	For the	For the
	2004 to	year ended	year ended	year ended
	30 June 2007	30 June 2007	30 June 2006	30 June 2005
	$	$	$	$

Amortization	225	-	-	225
Bank charges and interest	3,535	353	1,610	1,355
Filing fees	83,649	8,890	29,475	45,284
Interest	10,663	10,663	-	-
Management fees	254,860	68,360	84,500	102,000
Office and miscellaneous	111,400	33,438	50,012	27,844
Professional fees	314,419	106,987	119,839	69,615
Property investigation	15,911	-	15,911	-
Shareholder communications	239,656	45,320	87,118	107,218
Stock-based compensation	794,750	-	183,750	611,000
Transfer agent fees	37,170	13,716	12,967	10,487
Travel and entertainment	20,935	4,059	5,608	11,268

	1,887,173	291,786	590,790	986,296

(5)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

1.	Nature and Continuance of Operations

Devonshire Resources Ltd. (the “Company”) was incorporated on 6 February 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on 13 May 2004, to Ripple Lake Diamonds Inc. on 26 July 2004 and to Devonshire Resources Ltd. on 16 August 2007. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering (“IPO”) on 6 January 2005 and is listed for trading on the TSX Venture Exchange.

The Company’s mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At 30 June 2007 the Company had working capital deficit of $21,958 (2006 – working capital of $339,660), which may not be sufficient to sustain operations over the next twelve months, and the Company expects to incur further losses from its operations, all of which casts substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial

(6)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

statements.

Basis of presentation

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, these financial statements reflect all the adjustments necessary to fairly present the Company’s financial position at 30 June 2007, and the results of operations and cash flow for the years ended 30 June 2007, 2006 and 2005.

Exploration stage company

The Company is an exploration stage company as defined in Securities and Exchange Commission (“SEC”) Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company’s exploration stage activities.

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

Mineral exploration properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest or potential interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or

(7)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

transfers and title may be affected by undetected defects.

Reclamation costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

Property, plant and equipment

The Company does not have any equipment at the present time. Amortization on equipment is normally calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum. One-half of the rate is used in the year of addition and no amortization is claimed in the year of disposal.

Asset retirement obligations

The fair value of obligations associated with the retirement of tangible long-lived assets is recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through operations. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. As at 30 June 2007, there are no asset retirement obligations.

Future income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

Financial instruments

The financial instruments of the Company consist of cash and cash equivalents, accounts payables and accrued liabilities. The carrying value of the financial instruments approximates fair value due to their short term to maturity. Except for the Company’s loan payable balance at 30 June 2007, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

(8)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Stock-based compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

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

Flow-through shares

The Canadian Institute of Chartered Accountants (“CICA”) has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146 (the “Abstract”). All flow-through shares issued by the Company are accounted for in accordance with this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more likely than not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and diluted loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at 30 June 2007, the Company had 1,980,000 (2006 – 2,680,000, 2005 – 1,700,000) stock options and 11,868,666 (2006 – 13,513,233, 2005 – 1,733,334) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(9)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

3.	Restricted Cash and Cash Equivalents

At 30 June 2007, the Company was required to maintain and restrict approximately $350,000 to the use of future expenditures on mineral property costs (Note 11).

4.	Amounts Receivable

Amounts receivable are non-interest bearing, unsecured and have settlement dates within one year.

5.	Mineral Properties

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

TCH Diamond Project

The Company has entered into option agreements to earn a 100% interest in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the “Options”). During the year ended 30 June 2007, the Company made cash payments totaling $31,000 and issued 40,000 common shares valued at $6,000 under these Options (Note 7 and 11).

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

Year ended	Cash	Common shares
30 June	$	$

2007	27,000	65,000
2008	110,000	85,000
2009	30,000	20,000

	167,000	170,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the optionors 2% of net smelter returns from the properties upon commercial production.

(10)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

The Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at 30 June 2007, the Company’s interest in the TCH Diamond Project now totals approximately 143,300 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

Expenditures related to the TCH Diamond Project can be summarized as follows:

	For the period
	from the date of
	inception on 6	For the	For the
	February 2004	year ended	year ended
	to 30 June 2007	30 June 2007	30 June 2006
	$	$	$

Balance, beginning of period	-	2,440,008	1,278,070

Property acquisition and staking costs	903,269	37,000	555,687

Exploration expenses
Communication	16,000	-	-
Data analysis	328,490	-	149,455
Equipment rental	14,000	-	-
Food and accommodation	22,500	-	-
Geological	327,034	8,752	212,454
Geophysics	218,445	-	192,220
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	-
Lab fee	1,388	-	-
Line cutting	21,470	-	-
Management fee	32,000	-	-
Mapping	36,122	-	36,122
Mobilization and demobilization	24,000	-	16,000
Sampling and processing	438,500	-	-
Supplies	16,643	315	-

	1,582,806	9,067	606,251

Balance, end of period	2,486,075	2,486,075	2,440,008

(11)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

KMD Project

On 1 June 2004, the Company entered into a consulting agreement with a geologist for a three year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the optionor of the KMD Project, has given notice to the Company of a disagreement in regards to the terms of the KMD Option Agreement. The Company has also issued to the consultant options to purchase 250,000 of the Company’s common shares at $0.40 per share, which are exercisable until 7 January 2010 (Note 10).

The Company has an option to acquire an 80% interest in certain mineral claims known as the Brown Lake property, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project (the “Option”). As at 30 June 2007, management believes the Company has fulfilled all of the requirements of the Option and has attempted to exercise the Option by giving notice of exercise to the optionor and by concurrently issuing 400,000 common shares to the optionor valued at $42,000 (Note 7 and 11). The optionor has rejected the Company’s notice and returned the 400,000 common shares which are at present held in trust by the Company’s solicitors. The optionor has taken the position that there were defaults with respect to the Option Agreement and has given notice to the Company that the Option Agreement has terminated. The Company’s position is that it has completed, under the explicit direction and supervision of the optionor’s sole principal, the work programs required to satisfy the Option Agreement. The Company has therefore earned a 100% interest in the Brown Lake property, subject to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third of the royalty for an additional $1,000,000.

The optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at 30 June 2007, the Company’s interest in the KMD Project now totals approximately 151,000 acres.

The dispute between the Company and the Optionor in regards to the Option Agreement and the Brown Lake property is ongoing and attempts at resolving this matter are being explored by both parties involved.

(12)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Expenditures related to the KMD Project can be summarized as follows:

	For the period
	from the date of
	inception on 6	For the	For the
	February 2004	year ended	year ended
	to 30 June 2007	30 June 2007	30 June 2006
	$	$	$

Balance, beginning of period	-	2,441,412	1,907,330

Property acquisition and staking costs	575,872	42,000	28,500

Exploration expenses
Assessment fee	22,293	18,525	-
Camp	268,532	-	25,252
Communication	3,981	-	-
Data analysis	300,547	-	256,328
Food and accommodation	26,872	-	-
Geological	288,080	14,985	177,268
Geophysics	220,092	-	34,207
Helicopter fees	161,232	-	-
Management fees	35,829	-	-
Mapping	11,027	-	11,027
Mobilization and demobilization	12,938	-	-
Sampling and processing	581,160	-	-
Supplies	8,467	-	1,500

	1,941,050	33,510	505,582

Balance, end of period	2,516,922	2,516,922	2,441,412

6.	Loan Payable

The loan payable is non-interest bearing until the due date, unsecured and due on 1 June 2008 (interest is 10% per annum after the due date).

(13)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

7.	Capital Stock

On 7 January 2005, the Company completed its IPO of 4,000,000 shares at $0.40 per share. Pursuant to this financing, the Company paid an agent’s commission of 7.5% in cash totaling $120,000 and issued 200,000 common shares and 400,000 share purchase warrants. Each warrant entitles the agent to acquire one common share of the Company at $0.40 per share until 6 January 2006. These share purchase warrants have expired unexercised. In addition, the Company paid $105,457 in share issuance costs to complete the IPO.

On 4 June 2005, the Company completed a brokered private placement of 2,222,223 units at $0.45 per unit. Pursuant to this financing, the Company paid the agent a commission of 7.5% in cash totaling $75,000 and issued 222,222 share purchase warrants. Each share purchase warrant entitled the agent to acquire one common share of the Company at $0.50 per share until 15 June 2007. These agent share purchase warrants have expired unexercised. In addition, the Company paid $3,800 in share issuance costs to complete the brokered private placement. Each unit of the brokered private placement is comprised of one common share and one-half of a share purchase warrant. Each full warrant entitles the holder to acquire an additional common share of the Company at a price of $0.50 per share until 15 June 2007. These share purchase warrants have expired unexercised.

During the year ended 30 June 2005, 950,000 shares originally classified as escrow shares were re-priced by regulatory authorities due to the fact that the holders were not principals of the Company. As a result, the shares were reissued at $0.05 per share from $0.001 per share, resulting in additional proceeds to the Company of $46,550.

On 27 September 2005, the Company completed a non-brokered private placement of 622,466 units at $0.45 per unit. Each unit consisted of one flow-through common share and one-half of a share purchase warrant with each full warrant entitling the holder to purchase a non-flow-through common share until 27 September 2006 at $0.50 per share. These share purchase warrants have expired unexercised.

On 24 January 2006, the Company completed a non-brokered private placement of 5,482,667 units at $0.15 per unit. Each unit consisted of one common share and one share purchase warrant. 2,116,667 of the units consisted of flow-through common shares and warrants to purchase non-flow-through common shares. Each full warrant entitles the holder to acquire a common share at a price of $0.20 per share until 24 January 2008.

On 11 April 2006, the Company changed its authorized capital to 100,000,000 common shares without par value.

During May and June 2006, the Company completed brokered and non-brokered private placements totaling 6,385,999 units at $0.225 per unit. Each unit consisted of one common share and one share purchase warrant. 1,627,778 of the units consisted of flow-through common shares and warrants to purchase non-flow-through common shares. Each share purchase warrant entitles the holder to acquire a common share of the Company at a price of $0.30 per share for a period of two years from the closing date. A commission in the amount of $83,632 was paid to the agents upon completion of these private placements.

On 11 August 2006, the Company issued 40,000 common shares valued at $6,000 for the acquisition of mineral

(14)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

properties (Note 5 and 13).

On 27 November 2006, the Company issued 400,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 5 and 13).

Escrow shares

As at 30 June 2007, there were 3,000,000 shares held in escrow (2006 – 6,000,000, 2005 – 9,000,000), which are being released at a rate of 1,500,000 shares every six months.

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

A summary of stock options activities during the years ended 30 June 2007 and 2006 is as follows:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2005	1,700,000	0.40

Granted	1,480,000	0.27
Exercised	-	-
Expired	(500,000)	0.40

Outstanding and exercisable at 30 June 2006	2,680,000	0.33

(15)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2006	2,680,000	0.33

Granted	-	-
Exercised	-	-
Expired	(700,000)	0.23

Outstanding and exercisable at 30 June 2007	1,980,000	0.36

Outstanding stock options at 30 June 2007 are as follows:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Options	0.40	1,050,000	2.53
	0.40	150,000	2.71
	0.40	300,000	3.22
	0.25	480,000	3.58

		1,980,000

(16)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Warrants

A summary of share warrant activities during the years ended 30 June 2007 and 2006 is as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 July 2005	1,733,334	0.48

Granted	12,179,899	0.26
Exercised	-	-
Expired	(400,000)	0.40

Outstanding and exercisable at 30 June 2006	13,513,233	0.28

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 July 2006	13,513,233	0.28

Granted	-	-
Exercised	-	-
Expired	(1,644,567)	0.50

Outstanding and exercisable at 30 June 2007	11,868,666	0.25

As at 30 June 2007, the following share purchase warrants were outstanding:

	Exercise	Number	Remaining
	price	of warrants	contractual life (years)
	$

Warrants	0.20	5,482,667	0.57
	0.30	5,585,999	0.88
	0.30	800,000	0.94

		11,868,666

(17)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

8.	Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 34.12% (2006 – 34.12%, 2005 – 35.62%).

	2007	2006	2005
	$	$	$

Net loss before income taxes	(288,041)	(588,800)	(984,040)

Income tax recovery at statutory rates	(98,280)	(200,899)	(350,515)
Adjustments to benefits resulting from:
Net changes in valuation allowance for future tax
assets	98,280	43,362	90,943
Stock-based compensation not deductible for
income tax purposes	-	62,695	217,638
Share issue costs	-	(31,928)	(21,675)
Other	-	5,606	609

Future income tax recovery	-	(121,164)	(63,000)

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2007	2006	2005
	$	$	$

Future tax assets:
Mineral properties (net of future tax liabilities)	(222,582)	(181,100)	(63,000)
Non-capital loss carry forwards	452,306	323,200	165,600
Share issue costs	-	101,500	109,500

	229,724	243,600	212,100
Less: valuation allowance	(229,724)	(243,600)	(212,100)

Actual income taxes	-	-	-

(18)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

As at 30 June 2007, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,251,002. The potential income tax benefit of these losses has been offset by a full valuation allowance. These losses, if unutilized will expire as follows:

Year	Amount
$

2014	16,821
2015	448,032
2016	498,108
2027	288,041

1,251,002

Additionally, the Company has approximately $4,100,000 of Canadian development expenses and Canadian Exploration expenditures as at 30 June 2007 which, under certain circumstances, may be utilized to reduce taxable income of future years. The potential income tax benefits of these losses have been offset by a full valuation allowance.

9.	Related Party Transactions

During the year ended 30 June 2007, the Company incurred professional and management services rendered by certain directors and an officer in the amount of $100,160 (2006 – $96,500, 2005 – $114,000). The Company also incurred $9,960 (2006 – $52,614, 2005 – $33,632) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

10.	Commitments

i.

On 1 June 2004, the Company entered into a consulting agreement with a geologist for a three year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the optionor of the KMD Project, has given notice to the Company of a disagreement in regards to the terms of the KMD Option Agreement. The Company has also issued to the consultant options to purchase 250,000 of the Company’s common shares at $0.40 per share, which are exercisable until 7 January 2010 (Note 5).

ii.

In July 2006, the Company entered into two year management agreements with two of the Company’s officers for a total of $8,500 monthly or $102,000 annually to 30 June 2008. Effective 1 January 2007, upon the resignation of these officers the Company cancelled these agreements and entered into two management and consulting agreements for one year terms each for a total of $8,000 monthly or $96,000 annually with two new officers.

(19)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

iii.

In July 2006, the Company entered into a two year lease of office premises at $2,000 monthly or $24,000 annually to 30 June 2008. Effective 1 January 2007, the Company entered into a one year lease at $1,400 monthly or $16,800 annually to 31 December 2007.

11.	Contingencies

i.

During the year ended 31 December 2006, the Company renounced exploration expenditures of $683,750 to flow-through share subscribers. As at 30 June 2007, the Company has yet to expend approximately $350,000 on the eligible mineral costs and must expend this total remaining amount by 31 December 2007 to avoid income tax penalties and potential reassessments of the subscribers (Note 3).

	ii.	The Company is currently attempting to resolve a dispute with the optionor of the KMD Project related to its attempt to exercise the underlying option on the mineral property (Note 5, 10 and 12).

12.	Subsequent Events

i.

On 16 August 2007, the Company received shareholder approval by way of a special resolution for the consolidation of the Company’s share capital on the basis of one new common share for every ten existing common shares outstanding. The Company also received shareholder approval for the change in the name of the Company’s name to “Devonshire Resources Ltd.” or such other name as the Directors of the Company may decide upon and that is acceptable to the regulatory authorities.

ii.

On 11 October 2007, the Company launched proceedings in the Supreme Court of British Columbia seeking an order of specific performance, to require KM Diamond Exploration Ltd. and Mr. Felix Kaminsky to transfer the 100% interest in KMD Project to the Company, along with certain contiguous properties, as well as for damages, costs and other relief (Note 5, 10 and 11).

iii.

On 19 October 2007, the Company announced that it proposes to raise up to $1,260,000 through a non- brokered private placement to pursue exploration activities, retirement of certain debts and working capital. The private placement will consist of 6 million units at $0.21 per unit. Each unit will comprise one share and one warrant, each warrant entitling the holder to purchase one share at $0.28 per share for 2 years.

13.	Supplemental Disclosure with Respect to Cash Flow

	For the	For the	For the
	year ended	year ended	year ended
	30 June 2007	30 June 2006	30 June 2005
	$	$	$

Cash paid during the period for interest	353	1,610	1,355
Cash paid during the period for income taxes	-	-	-

(20)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

On 11 August 2006, the Company issued 40,000 common shares valued at $6,000 for the acquisition of mineral properties (Note 5 and 13).

On 27 November 2006, the Company issued 400,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 5 and 13).

14.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material aspects from United States GAAP. Had the Company prepared the financial statements in accordance with United States GAAP, certain items on the balance sheets and statements of operations, deficit and cash flows would have been reported as follows:

	2007	2006	2005
	$	$	$

Statement of loss

Net loss for the year based on Canadian
GAAP	(288,041)	(467,636)	(921,040)
Mineral exploration property costs
expensed	(121,597)	(1,560,920)	(2,572,727)

Net loss for the year based on United States
GAAP	(409,638)	(2,028,556)	(3,493,767)

Comprehensive loss for the year based on
United States GAAP	(409,638)	(2,028,556)	(3,493,767)

Loss per share, basic and diluted	(0.01)	(0.08)	(0.19)

Comprehensive loss per share, basic and
diluted	(0.01)	(0.08)	(0.19)

(21)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Balance sheet difference

	2007	2006	2005
	$	$	$
Assets

Canadian GAAP	5,106,472	5,269,042	3,575,080
Mineral property exploration costs
expensed	(5,002,997)	(4,401,820)	(2,840,900)

United States GAAP	103,475	867,222	734,180

Liabilities

Canadian GAAP	125,433	47,962	482,778

United States GAAP	125,433	47,962	482,778

Shareholders’ equity

Canadian GAAP	4,981,039	5,221,080	3,092,302
Mineral property exploration costs
expensed	(5,002,997)	(4,401,820)	(2,840,900)

United States GAAP	21,958	819,260	251,402

United States GAAP	103,475	867,222	734,180

(22)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Statement of cash flow difference

	For the	For the	For the
	year ended	year ended	year ended
	30 June 2007	30 June 2006	30 June 2005
	$	$	$

Cash flows from operation activities
Net loss for the year, Canadian GAAP	(288,041)	(467,636)	(921,040)
Add: Mineral exploration property costs expensed	(121,577)	(1,560,920)	(2,572,727)

	(409,638)	(2,028,556)	(3,493,767)

Adjustments to reconcile loss to net cash used by operating
activities
Amortization of property, plant and equipment	-	-	225
Future income tax recovery	-	(121,164)	(63,000)
Loss on sales of property, plant and equipment	-	313	-
Stock-based compensation	-	183,750	611,000

Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(665)	99,272	(72,887)
(Increase) decrease in prepaid expenses	7,500	(7,500)	-
Increase (decrease) in accounts payable and accrued liabilities	(22,529)	(37,460)	28,228

Cash flows from operating activities, United States GAAP	(425,332)	(1,911,345)	(2,990,201)

Cash flows from investing activities, Canadian GAAP
Restricted cash and cash equivalents (Note 3)	(344,577)	(324,193)	130,667
Purchase of property, plant and equipment	-	-	(1,498)
Proceeds on sales of property, plant and equipment	-	960	-
Acquisition of mineral properties	-	(2,015,276)	(2,357,870)
Deferred exploration and development costs	-	-	297,500
Mineral exploration property costs expensed	73,577	1,560,920	2,572,727

Cash flows from investing activities, United States GAAP	(271,000)	(777,589)	641,526

Cash flows from financing activities, Canadian GAAP
Loan payable (Note 6)	100,000	-	(71,620)
Shares issued for cash	-	2,455,728	2,594,043
Share subscriptions received in advance	-	20,000	(20,000)

Cash flows from financing activities, United States GAAP	100,000	2,475,728	2,502,423

Increase (decrease) in cash and cash equivalents	(596,332)	(213,206)	153,748

Cash and cash equivalents, beginning of year	49,528	262,734	108,986

Cash and cash equivalents, end of year (Note 3)	(546,804)	49,428	262,734

(23)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Under United States GAAP, separate subtotals within cash flow from operating activities are not presented.

i.	Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies. The flow-through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor’s tax base is reduced by the amount of deductions taken.

United States GAAP directs that when flow-through shares are issued, the proceeds should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time.

During the year ended 30 June 2007, the Company issued Nil (2006 – 3,744,445, 2005 – 622,466) flow- through common shares for total proceeds of $Nil (2006 – $683,750, 2005 – $280,109) respectively. All of these amounts related to the year ended 30 June 2007 were renounced to respective investors on 31 December 2006.

ii.	Earnings (loss) per share

Under both Canadian and United States GAAP, basic earnings (loss) per share is computed by dividing the earnings (loss) to common shareholders by the weighted average number of shares outstanding during the year. For Canadian reporting purposes, fully diluted earnings per share is calculated under the assumption that any convertible notes are converted at the date issued, and stock options and warrants are exercised at the date of grant.

Under United States GAAP, diluted earnings per share takes into consideration the weighted average number of shares outstanding during the year and the potentially dilutive common shares. For the years ended 30 June 2007, 2006 and 2005, this calculation proved to be anti-dilutive.

Under United States GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and as such, the weighted average number of common shares outstanding excludes any shares that remain in escrow. The Company’s escrow shares are not performance-based and therefore no adjustments have been made to the calculation of the earnings (loss) per share.

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 June 2007, 2006 and 2005 were 36,347,901, 26,783,813 and 18,539,297, respectively. The calculation of diluted earnings per share for the years ended 30 June 2007, 2006 and 2005 proved to be anti-dilutive.

(24)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

iii.	Comprehensive income

Statement of Financial Accounting Standard (“SFAS”) No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses). SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company. For the year ended 30 June 2007, there is no difference between net loss and comprehensive loss.

iv.	Mineral property expenditures

Mineral properties are accounted for in accordance with Canadian GAAP as discussed in Note 5. For US GAAP purposes, advances for future exploration costs, exploration expenditures as well as acquisition costs for properties, leases and permits, are expensed as incurred unless commercial feasibility is established. Effective 1 July 2004, the Company adopted the Emerging Issues Task Force (“EITF”) 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets” and as such, acquisition costs are considered tangible assets and are capitalized.

v.	Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.

vi.	Concentration of credit risk

The Company is exposed to credit losses in the event of non-performance by the counter-parties to the financial instruments but does not expect any counter-parties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counter-parties.

vii.	Asset retirement obligations

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143 – “Accounting for Asset Retirement Obligations.” SFAS No. 143, effective for financial statements issued for fiscal years beginning after 15 June 2002, is substantially consistent with CICA Handbook Section 3110, “Asset Retirement Obligations,” which is effective for fiscal years beginning on or after 1 January 2004. The Company adopted CICA 3110 for Canadian GAAP purposes effective 1 December 2004, and SFAS No. 143 for US GAAP purposes effective 1 December 2004.

(25)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

viii.	Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates. Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.

ix.	Recent pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 14 September 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity’s first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures”. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS No. 157 will change current practice. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after 15 November 2007, which for the Company would be the first fiscal year beginning 1 January 2008. The Company is currently evaluating the impact of SFAS No. 157 but does not expect that it will have a material impact on its financial statements.

(26)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires an employer that sponsors one or more single-employer defined benefit plans to (a) recognize the overfunded or underfunded status of a benefit plan in its statement of financial position, (b) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”, (c) measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end, and (d) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. SFAS No. 158 is effective for the Company’s fiscal year ending 31 October 2007. The adoption of SFAS No. 158 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatement in current year financial statements. SAB No. 108 requires companies to quantify misstatement using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after 15 November 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after 15 November 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

(27)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated this 12th day of December, 2007.

DEVONSHIRE RESOURCES LTD.

BY: /s/ Timothy Crowhurst
Timothy Crowhurst, President and Director