Form 20-F/A
period 2007-06-30
Devonshire Resources Ltd.
filed 2008-06-24
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20 – F/A
Amendment No. 1

Registration Statement pursuant to Section 12(b) or 12)(g) of the Securities Exchange Act of 1934
Or
X	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended June 30, 2007
Or
Transaction Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____________ to ______________
Or
Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report ______________

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

Title of Each Class	Outstanding at June 30, 2007

Common Shares, no par value	3,651,568

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[X] Yes [ ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ] Yes [X] No

Indicate by check mark whether the registrant is a large accelerated file, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]           Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[X] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes [X] No

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the fiscal year ended June 30, 2007, which was originally filed with the Securities and Exchange Commission on January 2, 2008, to amend select information under Item 3 and to amend the audited financial statements for the year ended June 20, 2007.

Under Item 3 the section entitled Selected Financial Data has been deleted in it entirety and has been replaced with amended information to provide additional financial date for the fiscal years ended June 30, 2004 and June 30, 2005.

The financial statements have been amended to:

  include the audit reports for the fiscal years ended June 30, 2005 and June 30, 2004;

  clarify that the cumulative activity from the date of inception of February 6, 2004 through June 30, 2007 is unaudited;

  include additional disclosure under Note 1 and Note 7 regarding a retroactive adjustment to reflect the consolidation of our share capital on the basis of one new common share for every ten existing common shares outstanding, which decreases our issued and outstanding share capital from 36,515,682 common shares to 3,651,568 common shares, which consolidation took place subsequent to our year ended June 30, 2007 on August 16, 2007;

  include a new Note 15 which states that the financial statements for each of the years ended June 30, 2007 and June 30, 2006 and for the period from the date of inception on February 6, 2004 through June 30, 2007 have been restated to retroactively reflect the consolidation of our share capital;

  include additional disclosure in Note 14 to clarify the difference in cash and cash equivalents under U.S. GAAP compared to Canadian GAAP to indicate that under U.S. GAAP, proceeds from the sale of flow- through shares are classified as restricted cash until the expenditure actually occurs. Accordingly, cash of $350,000 would be classified as restricted under U.S. GAAP;

This Amendment does not reflect events that have occurred after the January 2, 2008 filing date of the Annual Report on Form 20-F, or modify or update the disclosures presented in the original Form 20-F, except to reflect the amendments described above.

ITEM 3. KEY INFORMATION

Selected Financial Data

The summary financial information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, our financial statements as of and for the years ended June 30, 2007, June 30, 2006, June 30, 2005 and June 30, 2004together with the notes thereto, which appear elsewhere in this annual report. Our financial statements as of and for the year ended June 30, 2007 have been audited by James Stafford, Inc., Chartered Accountants. Our financial statements as of and for the years ended June 30, 2006 and June 30, 2005 have been audited Amisano Hanson, Chartered Accountants (now merged with BDO Dunwoody LLP, Chartered Accountants). Our financial statements as of and for the year ended June 30, 2004 have been audited by Grant Thornton LLP, Chartered Accountants.

Our financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada. Our financial statements presented in this registration statement have been reconciled to generally accepted accounting principals in the United States of America ("U.S. GAAP").

The selected financial data set forth in the following tables is expressed in Canadian dollars (“Cdn$”).

		Fiscal years ended
	June 30, 2007	June 30, 2006	June 30, 2005		June 30, 2004
Revenues (Interest Income)	$3,745	$1,990	$2,256	$	Nil
Net Loss	288,041	467,636	921,040		18,301
Deficit, beginning of period	1,406,977	939,341	18,301		Nil
Deficit, end of period	1,695,018	1,406,977	939,341		18,301
Loss per share	0.08	0.17	0.50		0.19

1.	Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

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

The weighted average outstanding shares used to calculate income (loss) per share for the following fiscal periods are: 3,634,790 for the year ended June 30, 2007; 2,678,381 for the year ended June 30, 2006; 1,853,930 for the year ended June 30, 2005; and 961,520 for the year ended June 30, 2004.

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

Balance Sheet Information

		Fiscal years ended
	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004
Current Assets	$103,475	$387,622	$388,407	$272,440
Mineral Exploration Properties	5,002,997	4,881,420	3,185,400	268,173
Total Assets	5,106,472	5,269,042	3,575,080	838,113
Current/Total Liabilities	125,433	47,962	482,778	112,814
Net Working Capital (Deficit)	(21,958)	339,660	(94,371)	159,626
Shareholders Equity	4,981,039	5,221,080	3,092,302	725,299

The above financial information is presented in accordance with Canadian GAAP, which are different in some respects from US GAAP. The effect of these differences on our financial performance is summarized in the following table.

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2007	2006	2005	2004
	$	$	$	$

Total assets under Canadian GAAP	5,106,472	5,269,042	3,575,080	838,113
Adjustments				(297,500)

Expenses of advances for future exploration costs	-	-	-	(28,500)
Expense of mineral exploration properties costs	(5,002,997)	(4,401,820)	(2,840,900)	(239,673)

Total assets under US GAAP	103,475	867,222	734,180	272,440

Total liabilities under Canadian GAAP	125,433	47,962	482,778	128,814
Adjustments	-	-	-	-

Total liabilities under US GAAP	125,433	47,962	482,778	128,814

Total stockholders’ equity under Canadian GAAP	4,981,039	5,221,080	3,092,302	709,299
Adjustments
Expenses of advances for future explorations costs	-	-	-	(297,500)
Expenses of advances for future exploration costs	-	-	-	(28,500)
Expenses of mineral exploration properties costs	(5,002,997)	(4,401,820)	(2,840,900)	(239,673)

Total equity under US GAAP	21,958	819,260	251,402	143,626

Total liabilities and equity under US GAAP	103,475	867,222	734,180	272,440

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

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)

Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

JAMES STAFFORD
Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of Devonshire Resources Ltd. (An Exploration Stage Company)	James Stafford, Inc.*
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia

Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

We have audited the balance sheet of Devonshire Resources Ltd. (the “Company”) (an exploration stage company) as at 30 June 2007 and the related statements of operations and deficit, cash flows and changes in shareholders’ equity for the year ended 30 June 2007 and for the period from 6 February 2004 (Date of Inception) to 30 June 2007, except that we did not audit these financial statements for the period from the date of inception on 6 February 2004 to 30 June 2006; those statements were audited by other auditors whose report dated 18 October 2006 expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Our report, insofar as it relates to the amounts for the period from the date of inception on 6 February 2004 through 30 June 2006, is based solely on the report of the other auditors.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 June 2007 and the results of its operations, its cash flows, and its changes in shareholders’ equity for the year then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 15, the accompanying financial statements have been restated.

/s/ James Stafford
Vancouver, Canada	Chartered Accountants

12 October 2007, except for Note 1, 7, 12, 14 and 15, as to which the date is 20 May 2008

Comments by Independent Registered Chartered Accountants for United States of America Readers on Canada –United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America), our report to the Shareholders and Board of Directors dated 12 October 2007, except for Note 1, 7, 12, 14 and 15, as to which the date is 20 May 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

/s/ James Stafford
Vancouver, Canada	Chartered Accountants

12 October 2007, except for Note 1, 7, 12, 14 and 15, as to which the date is 20 May 2008

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

Shareholders’ equity
Capital stock (Note 7)
Authorized
Unlimited common shares
Issued and outstanding
30 June 2007 – 3,651,568 common shares
30 June 2006 – 3,607,568 common shares	5,881,307	5,833,307
Contributed surplus	794,750	794,750
Deficit, accumulated during the exploration stage	(1,695,018)	(1,406,977)

	4,981,039	5,221,080

	5,106,472	5,269,042

Nature and Continuance of Operations (Note 1), Commitments (Notes 5 and 10), Contingencies (Note 11) and Subsequent Events (Note 12)

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 14)

On behalf of the Board:

“Tim Crowhurst”	Director	“William Schmidt”	Director
Tim Crowhurst		William Schmidt

(3)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	For the period
	from the date
	of inception on
	6 February	For the	For the	For the
	2004 to	year ended	year ended	year ended
	30 June 2007	30 June 2007	30 June 2006	30 June 2005
	$	$	$	$

Revenue
Interest income	7,991	3,745	1,990	2,256

Expenses
General and administrative (Schedule 1)	1,887,173	291,786	590,790	986,296

Net loss before income taxes	(1,879,182)	(288,041)	(588,800)	(984,040)

Future income tax recovery	184,164	-	121,164	63,000

Net loss for the year	(1,695,018)	(288,041)	(467,636)	(921,040)

Basic and diluted loss per share		(0.08)	(0.17)	(0.50)

Weighted average number of common
shares outstanding		3,634,790	2,678,381	1,853,930

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

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

					Deficit
					accumulated
					during the	Total
	Number of		Contributed		exploration	Shareholders’
	shares issued	Share capital	surplus	Warrants	stage	equity
		$	$	$	$	$

Balance at 6 February 2004	-	-	-	-	-	-
Shares issued – cash ($1.50 per
share)	478,399	717,599	-	-	-	717,599
Escrow shares issued – cash ($0.01
per share)	1,000,000	10,000	-	-	-	10,000
Founder’s share	1	1	-	-	-	1
Net loss for the year	-	-	-	-	(18,301)	(18,301)

Balance at 30 June 2004	1,478,400	727,600	-	-	(18,301)	709,299
Shares issued – cash ($1.50 per
share)	167,833	251,750	-	-	-	251,750
Shares issued – cash ($4.00 per
share) (Note 7)	400,000	1,294,543	-	-	-	1,294,543
Shares issued – cash ($4.50 per
share) (Note 7)	222,222	921,200	-	-	-	921,200
Shares issued for mineral property
($4.00 per share)	40,500	162,000	-	-	-	162,000
Tax benefits renounced to flow-
through share subscribers	-	(63,000)	-	-	-	(63,000)
Share issued for agent services
rendered ($4.00 per share)	20,000	80,000	-	-	-	80,000
Price adjustment to escrow shares	-	46,550	-	-	-	46,550
Stock-based compensation	-	-	611,000	-	-	611,000
Net loss for the year	-	-	-	-	(921,040)	(921,040)

Balance at 30 June 2005	2,328,955	3,420,643	611,000	-	(939,341)	3,092,302
Shares issued – cash ($4.50 per
share) (Note 7)	62,246	280,110	-	-	-	280,110
Shares issued – cash ($1.50 per
share) (Note 7)	548,267	822,400	-	-	-	822,400
Shares issued – cash ($2.25 per
share) (Note 7)	638,600	1,353,218	-	-	-	1,353,218
Shares issued for mineral property
($4.00 per share)	10,500	42,000	-	-	-	42,000
Shares issued for mineral property
($1.90 per share)	19,000	36,100	-	-	-	36,100
Tax benefits renounced to flow-
through share subscribers	-	(121,164)	-	-	-	(121,164)
Stock-based compensation	-	-	183,750	-	-	183,750
Net loss for the year	-	-	-	-	(467,636)	(467,636)

Balance at 30 June 2006	3,607,568	5,833,307	794,750	-	(1,406,977)	5,221,080
Shares issued for mineral property
($1.50 per share) (Note 7)	4,000	6,000	-	-	-	6,000
Shares issued for mineral property
($1.05 per share) (Note 7)	40,000	42,000	-	-	-	42,000
Net loss for the year	-	-	-	-	(288,041)	(288,041)

Balance at 30 June 2007	3,651,568	5,881,307	794,750	-	(1,695,018)	4,981,039

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

(8)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

On 16 August 2007 the Company received shareholder approval by way of a special resolution for the consolidation of the Company’s share capital on the basis of one new common share for every ten existing common shares outstanding. The effect of the consolidation was to decrease the number of the Company’s common shares issued and outstanding from 36,515,682 to 3,651,568. The financial statements have been retroactively adjusted to reflect this consolidation.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these financial statements.

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

Mineral exploration properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write- downs due to impairment in value are charged to operations.

(9)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values. Although the Company has taken steps to verify title to mineral properties in which it has an interest or potential interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

(11)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As at 30 June 2007, the Company had 198,000 (2006 – 268,000, 2005 –170,000) stock options and 1,186,866 (2006 – 1,351,323, 2005 – 173,333) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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

TCH Diamond Project

The Company has entered into option agreements to earn a 100% interest in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the “Options”). During the year ended 30 June 2007, the Company made cash payments totaling $31,000 and issued 4,000 common shares valued at $6,000 under these Options (Note 7 and 11).

(12)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

Year ended	Cash	Common shares
30 June	$	$

2007	27,000	6,500
2008	110,000	8,500
2009	30,000	2,000

	167,000	17,000

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

(14)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

KMD Project

On 1 June 2004, the Company entered into a consulting agreement with a geologist for a three year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the optionor of the KMD Project, has given notice to the Company of a disagreement in regards to the terms of the KMD Option Agreement. The Company has also issued to the consultant options to purchase 25,000 of the Company’s common shares at $4.00 per share, which are exercisable until 7 January 2010 (Note 10).

The Company has an option to acquire an 80% interest in certain mineral claims known as the Brown Lake property, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project (the “Option”). As at 30 June 2007, management believes the Company has fulfilled all of the requirements of the Option and has attempted to exercise the Option by giving notice of exercise to the optionor and by concurrently issuing 40,000 common shares to the optionor valued at $42,000 (Note 7 and 11). The optionor has rejected the Company’s notice and returned the 40,000 common shares which are at present held in trust by the Company’s solicitors. The optionor has taken the position that there were defaults with respect to the Option Agreement and has given notice to the Company that the Option Agreement has terminated. The Company’s position is that it has completed, under the explicit direction and supervision of the optionor’s sole principal, the work programs required to satisfy the Option Agreement. The Company has therefore earned a 100% interest in the Brown Lake property, subject to a royalty equal to 3% of gross revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third of the royalty for an additional $1,000,000.

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

On 7 January 2005, the Company completed its IPO of 400,000 shares at $4.00 per share. Pursuant to this financing, the Company paid an agent’s commission of 7.5% in cash totaling $120,000 and issued 20,000 common shares and 40,000 share purchase warrants. Each warrant entitles the agent to acquire one common share of the Company at $4.00 per share until 6 January 2006. These share purchase warrants have expired unexercised. In addition, the Company paid $105,457 in share issuance costs to complete the IPO.

On 4 June 2005, the Company completed a brokered private placement of 222,222 units at $4.50 per unit. Pursuant to this financing, the Company paid the agent a commission of 7.5% in cash totaling $75,000 and issued 22,222 share purchase warrants. Each share purchase warrant entitled the agent to acquire one common share of the Company at $5.00 per share until 15 June 2007. These agent share purchase warrants have expired unexercised. In addition, the Company paid $3,800 in share issuance costs to complete the brokered private placement. Each unit of the brokered private placement is comprised of one common share and one-half of a share purchase warrant. Each full warrant entitles the holder to acquire an additional common share of the Company at a price of $5.00 per share until 15 June 2007. These share purchase warrants have expired unexercised.

During the year ended 30 June 2005, 95,000 shares originally classified as escrow shares were re-priced by regulatory authorities due to the fact that the holders were not principals of the Company. As a result, the shares were reissued at $0.50 per share from $0.01 per share, resulting in additional proceeds to the Company of $46,550.

On 27 September 2005, the Company completed a non-brokered private placement of 62,246 units at $4.50 per unit. Each unit consisted of one flow-through common share and one-half of a share purchase warrant with each full warrant entitling the holder to purchase a non-flow-through common share until 27 September 2006 at $5.00 per share. These share purchase warrants have expired unexercised.

On 24 January 2006, the Company completed a non-brokered private placement of 548,267 units at $1.50 per unit. Each unit consisted of one common share and one share purchase warrant. 211,667 of the units consisted of flow-through common shares and warrants to purchase non-flow-through common shares. Each full warrant entitles the holder to acquire a common share at a price of $2.00 per share until 24 January 2008.

On 11 April 2006, the Company changed its authorized capital to 100,000,000 common shares without par value.

During May and June 2006, the Company completed brokered and non-brokered private placements totaling 638,600 units at $2.25 per unit. Each unit consisted of one common share and one share purchase warrant. 162,778 of the units consisted of flow-through common shares and warrants to purchase non- flow-through common shares. Each share purchase warrant entitles the holder to acquire a common share of the Company at a price of $3.00 per share for a period of two years from the closing date. A commission in the amount of $83,632 was paid to the agents upon completion of these private placements.

(17)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

On 11 August 2006, the Company issued 4,000 common shares valued at $6,000 for the acquisition of mineral properties (Note 5 and 13).

On 27 November 2006, the Company issued 40,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 5 and 13).

On 16 August 2007 the Company received shareholder approval by way of a special resolution for the consolidation of the Company’s share capital on the basis of one new common share for every ten existing common shares outstanding. The effect of the consolidation was to decrease the number of the Company’s common shares issued and outstanding from 36,515,682 to 3,651,568. The financial statements have been retroactively adjusted to reflect this consolidation.

Escrow shares

As at 30 June 2007, there were 300,000 shares held in escrow (2006 – 600,000, 2005 – 900,000), which are being released at a rate of 150,000 shares every six months.

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

A summary of stock options activities during the years ended 30 June 2007 and 2006 is as follows:

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2005	170,000	4.00

Granted	148,000	2.70
Exercised	-	-
Expired	(50,000)	4.00

Outstanding and exercisable at 30 June 2006	268,000	3.30

(18)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

		Weighted
		average
	Number of	exercise
	shares	price
		$

Outstanding and exercisable at 1 July 2006	268,000	3.30

Granted	-	-
Exercised	-	-
Expired	(70,000)	2.30

Outstanding and exercisable at 30 June 2007	198,000	3.64

Outstanding stock options at 30 June 2007 are as follows:

	Exercise	Number	Remaining
	price	of options	contractual life (years)
	$

Options	4.00	105,000	2.53
	4.00	15,000	2.71
	4.00	30,000	3.22
	2.50	48,000	3.58

		198,000

(19)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

Warrants

A summary of share warrant activities during the years ended 30 June 2007 and 2006 is as follows:

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 July 2005	173,333	4.80

Granted	1,217,990	2.60
Exercised	-	-
Expired	(40,000)	4.00

Outstanding and exercisable at 30 June 2006	1,351,323	2.80

		Weighted
		average
	Number of	exercise
	warrants	price
		$

Outstanding and exercisable at 1 July 2006	1,351,323	2.80

Granted	-	-
Exercised	-	-
Expired	(164,457)	5.00

Outstanding and exercisable at 30 June 2007	1,186,867	2.50

As at 30 June 2007, the following share purchase warrants were outstanding:

	Exercise	Number	Remaining
	price	of warrants	contractual life (years)
	$

Warrants	2.00	548,267	0.57
	3.00	558,600	0.88
	3.00	80,000	0.94

		1,186,867

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

	2007 $	2006 $	2005 $

Net loss before income taxes	(288,041)	(588,800)	(984,040)

Income tax recovery at statutory rates	(98,280)	(200,899)	(350,515)
Adjustments to benefits resulting from:
Net changes in valuation allowance for future tax
assets	98,280	43,362	90,943
Stock-based compensation not deductible for
income tax purposes	-	62,695	217,638
Share issue costs	-	(31,928)	(21,675)
Other	-	5,606	609

Future income tax recovery	-	(121,164)	(63,000)

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	2007 $	2006 $	2005 $
Future tax assets:
Mineral properties (net of future tax liabilities)	(222,582)	(181,100)	(63,000)
Non-capital loss carry forwards	452,306	323,200	165,600
Share issue costs	-	101,500	109,500

	229,724	243,600	212,100
Less: valuation allowance	(229,724)	(243,600)	(212,100)

Actual income taxes	-	-	-

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

i.

On 1 June 2004, the Company entered into a consulting agreement with a geologist for a three year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. However, in December 2006 the geologist, who is also the optionor of the KMD Project, has given notice to the Company of a disagreement in regards to the terms of the KMD Option Agreement. The Company has also issued to the consultant options to purchase 25,000 of the Company’s common shares at $4.00 per share, which are exercisable until 7 January 2010 (Note 5).

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

i.

On 16 August 2007, the Company received shareholder approval by way of a special resolution for the consolidation of the Company’s share capital on the basis of one new common share for every ten existing common shares outstanding. The effect of the consolidation was to decrease the number of the Company’s common shares issued and outstanding from 36,515,682 to 3,651,568. The financial statements have been retroactively adjusted to reflect this consolidation. The Company also received shareholder approval for the change in the name of the Company’s name to “Devonshire Resources Ltd.” or such other name as the Directors of the Company may decide upon and that is acceptable to the regulatory authorities.

ii.

On 11 October 2007, the Company launched proceedings in the Supreme Court of British Columbia seeking an order of specific performance, to require KM Diamond Exploration Ltd. and Mr. Felix Kaminsky to transfer the 100% interest in KMD Project to the Company, along with certain contiguous properties, as well as for damages, costs and other relief (Note 5, 10 and 11).

iii.

On 19 October 2007, the Company announced that it proposes to raise up to $1,260,000 through a non-brokered private placement to pursue exploration activities, retirement of certain debts and working capital. The private placement will consist of 6 million units at $0.21 per unit. Each unit will comprise one share and one warrant, each warrant entitling the holder to purchase one share at $0.28 per share for 2 years.

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

On 11 August 2006, the Company issued 4,000 common shares valued at $6,000 for the acquisition of mineral properties (Note 5 and 13).

On 27 November 2006, the Company issued 40,000 common shares valued at $42,000 for the acquisition of mineral properties (Note 5 and 13).

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

	2007	2006	2005
	$	$	$
Statement of loss

Net loss for the year based on Canadian
GAAP	(288,041)	(467,636)	(921,040)
Mineral exploration property costs expensed	(121,597)	(1,560,920)	(2,572,727)

Net loss for the year based on United States
GAAP	(409,638)	(2,028,556)	(3,493,767)

Comprehensive loss for the year based on
United States GAAP	(409,638)	(2,028,556)	(3,493,767)

Loss per share, basic and diluted	(0.11)	(0.76)	(1.88)

Comprehensive loss per share, basic and
diluted	(0.11)	(0.76)	(1.88)

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

Proceeds from the sale of flow-through shares are classified as restricted cash until the expenditure actually occurs. As at 30 June 2007, for United States GAAP purposes, cash of approximately $350,000 would be classified as restricted (Note 3).

i.	Flow-through shares

Flow-through shares are typically issued by Canadian Exploration Stage Companies. The flow- through shares permit the investor to claim deductions for tax purposes related to expenditures incurred by the issuer. The issuer explicitly renounces the right to claim these deductions. The investor’s tax base is reduced by the amount of deductions taken.

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

During the year ended 30 June 2007, the Company issued Nil (2006 – 374,445, 2005 – 62,246) flow-through common shares for total proceeds of $Nil (2006 – $683,750, 2005 – $280,109) respectively. All of these amounts related to the year ended 30 June 2007 were renounced to respective investors on 31 December 2006.

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

(26)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

The weighted average number of common shares outstanding for calculating basic earnings (loss) per share under United States GAAP for the years ended 30 June 2007, 2006 and 2005 were 3,634,790, 2,678,381 and 1,853,930, respectively. The calculation of diluted earnings per share for the years ended 30 June 2007, 2006 and 2005 proved to be anti-dilutive (Note 1, 7 and 12).

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

(27)

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

(28)

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

(29)

Devonshire Resources Ltd.
(formerly Ripple Lake Diamonds Inc.)
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
30 June 2007

15.	Restatement of Financial Statements

The Company’s financial statements as of 30 June 2007 and 2006, for each of the years ended 30 June 2007 and 2006 and for the period from the date of inception on 6 February 2004 through 30 June 2007 have been restated to retroactively reflect the consolidation of the Company’s share capital (Notes 1, 7 and 12).

The Company’s Reconciliation of Canadian and United States Generally Accepted Accounting Principles has been restated to provide additional disclosure related to restricted cash (Note 14).

(30)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Dated this 6th day of June, 2008.

DEVONSHIRE RESOURCES LTD.

BY: /s/ Timothy Crowhurst
Timothy Crowhurst, President and Director