Form 40-F
period 2011-12-31
Gold Standard Ventures Corp.
filed 2012-04-30
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011                                                                                     Commission file number: 0-51236

Gold Standard Ventures Corp.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1400	Not Applicable

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4
(604) 669-5702

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Gold Standard Ventures (US) Inc.
2135 Industrial Way, Suite A
Elko, Nevada, 89801
(775) 738-9572

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 60,676,852 (as of December 31, 2011).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule. ☐Yes     ☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes     ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes      ☑ No (not required)

EXPLANATORY NOTE

Gold Standard Ventures Corp.  (the “Company” or the “Registrant” or “we” or “us”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in rule 3b-4 under the Exchange Act. Accordingly, our equity securities exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, that are based on our current expectations, assumptions, estimates and projections about our Company. These forward-looking statements are subject to various known and unknown risks and uncertainties.  Generally, the forward-looking statements can be identified by the use of terminology followed by or that include words such as “may”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments.

Forward-looking statements contained or incorporated by reference in this annual report relating to the Company may pertain to the following, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of our mineral properties, drilling, results of  our various projects, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and assumptions contained or incorporated by reference in this annual report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, or as otherwise expressly incorporated herein by reference as well as:

 (1) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise;
(2) permitting, access, exploration, expansion and acquisitions at the Railroad, CVN, Camp Douglas and South Railroad Projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with our current expectations;
 (3) the viability, permitting, access, exploration and development of these Projects, including, but not limited to, the establishment of reserves being consistent with our current expectations;
 (4) political developments in the State of Nevada being consistent with current expectations including, without limitation, the implementation of the the Nevada state mining tax and related regulations being consistent with our current expectations;
(5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels;
(6) certain price assumptions for gold and silver;
(7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels;
(8) the results of our exploration program on the Projects being consistent with our expectations;
(9) labor and materials costs increasing on a basis consistent with our current expectations; and
(10) the availability and timing of any additional financing being consistent with our current expectations.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments or conditions in Canada, the United States, or other countries in which we may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems; fluctuations in foreign exchange or interest rates and stock market volatility; changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, time and expense of environmental compliance, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).  Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on our behalf.

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form attached hereto as Exhibit 99.1 (the “AIF”) under the heading “Risk Factors” and elsewhere in the AIF, and in the documents incorporated by reference to this Form 40-F and the AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and we do not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, persons should not place undue reliance on forward-looking statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2011, based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00=CDN$1.01070.

NOTE TO UNITED STATES READERS
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional disclosure system adopted by the U.S Securities and Exchange Commission (the “SEC”) to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the SEC.  We have prepared our financial statements, which are filed as Exhibit 99.3 to this annual report, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they are not comparable with financial statements prepared in accordance with U.S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIFfor the fiscal year ended December 31, 2011 attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Form 40-F, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning descriptions of mineralization and resources contained in the AIF, or in the documents incorporated by reference to this Form 40-F and the AIF, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

ANNUAL INFORMATION FORM

The AIF is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

Our audited financial statements, including the Report of Independent Registered Public Accounting Firm with respect thereto, are attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein, are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS).

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2011 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2011 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2012.

Assuming we are classified as a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our common shares, (as well as any “excess distribution” received on the common shares) as if the gain were ordinary income (rather than capital gain) that had been realized ratably over the holding period of the common shares.  The amount allocated to the current taxable year or to any year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income earned in the current taxable year.  The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for an interest charge on such tax liability for such years.  The ownership and disposition of shares in a PFIC must be reported on Form 8621, filed with a U.S. Holder’s federal income tax return. The foregoing excess distribution rules would not apply to the extent that the shareholder makes a timely and effective “qualified electing fund” (“QEF”) election or a “mark-to-market” election with respect to the common shares.  A U.S. shareholder who makes a QEF election generally must report on a current basis his share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders.  For each tax year that we are a PFIC, we will make available the PFIC annual information statement as provided pursuant to Treasury Regulation Section 1.1295-1(g) on our website.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over his basis therein.

Each U.S. shareholder should consult with his own tax advisor regarding the PFIC rules and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the our disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 40-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Attestation Report of the Independent Registered Public Accounting Firm

See above.

Changes in Internal Controls over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CORPORATE GOVERNANCE

Not applicable as our common shares are not listed on a U. S. national securities exchange.  However, we are subject to the corporate governance guidelines and requirements of the TSX Venture Exchange and the Canadian Securities Administrators, and believe that we meet or exceed the applicable corporate governance requirements.

In addition, we review our governance practices and monitor developments in Canada and the United States on an ongoing basis to ensure we are in compliance with applicable rules and standards. The Board of Directors is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

We have an audit committee of the Board of Directors comprised of three directors, being Jonathan T. Awde, Ewan S. Downie and William E. Threlkeld. Both Ewan S. Downie and William E. Threlkeld are considered “independent” as that term is defined in applicable securities legislation. Jonathan T. Awde is the President and Chief Executive Officer of the Company and therefore is not independent.

All three audit committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements and are therefore considered “financially literate”.The Board has determined that Ewan S. Downie of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC Rules and is an “independent director,” as defined pursuant to Item 407(d)(5) of SEC Regulation S-K.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2011 and 2010. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 20: “Audit Committee - External Audit Service Fees (By Category)” on page 46 of the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see Item 20:“Audit Committee- Pre-Approval Policies and Procedures” on page 46 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors.  The Code is available on our website at http://goldstandardv.com/wp-content/uploads/2010/07/Code-of-Conduct.pdf and from our office listed below in “Contacting the Board”.

All amendments and all waivers of the Code to the officers covered by it, will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the most recently completed fiscal year, we did not grant any waiver including an explicit waiver, from a provision of the Code of Business Ethics to any executive officer or director.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The leases for our Mining Resource Projects contain various work commitment obligations.  The amounts payable under those leases are contingent upon drilling results and our decision to continue with the mining claim for the leased property.  Reference is made to the Mining Leases, Exploration Permits and Surface Use Agreements, which are Exhibits 10.8 through 10.15 to Amendment No. 2 to our registration statement on Form 20-F, filed with the SEC on October 24, 2011, which are available on the SEC website at www.sec.gov, and to Item 5: “General Development of the Business - Mineral Properties” and Item 7: “Material Mineral Properties” in the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

We sublease an office in Vancouver, British Columbia under a sublease expiring March 31, 2014, and lease an office in Elko, Nevada under a lease expiring August 30, 2014.  These leases are Exhibits 10.6 and 10.7, respectively, to Amendment No. 2 to our registration statement on Form 20-F, filed with the SEC on October 24, 2011, which are available on the SEC website at www.sec.gov. As of December 31, 2011, the office space obligations under these leases were:

Name	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Office space in Vancouver, Canada	$185,409	$82,404	$103,005	$nil	$nil
Office space in Elko, Nevada	U.S. $140,800	U.S. $52,800	U.S. $88,000	U.S. $nil	U.S. $nil

MINE SAFETY DISCLOSURE

During the fiscal year ended December 31, 2011, we were not subject to any citations or orders under the U. S. Mine Safety and Health Act of 1977.

NOTICES PURSUANT TO REGULATION BTR

During the fiscal year ended December 31, 2011, we did not send any notices required by Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at http://goldstandardv.com.  Shareholders may also contact the Secretary of the Company by phone at 1-604-669-5702 or by e-mail at info@goldstandardv.com to request copies of these documents and this annual report on Form 40-F.

CONTACTING THE BOARD

Company shareholders, employees and other interested parties may communicate directly with our Board of Directors by:

•	writing to:	Jonathan T. Awde President and CEO. Suite 610 – 815 West Hastings St Vancouver, BC V6C 1B4
•	calling:	1-604-669-5702
•	emailing:	jonathan@goldstandardv.com

UNDERTAKING

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

We are concurrently filing with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

EXHIBITS

99.1	Annual Information Form of the Company for the year ended December 31, 2011

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011

99.3	Audited Consolidated Financial Statements of the Company for the years ended December 31, 2011 and 2010

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a)of the Securities Exchange Act of 1934

99.5	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.6	Consent of Davidson & Company LLP

99.7	Consent of Ernest L. Hunsaker

99.8	Consent of Dwight S. Juras

99.9	Consent of Michael B. Jones

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Gold Standard Ventures Corp. By: /s/Jonathan T. Awde Name: Jonathan T. Awde Title: CEO and President
Date: April 30, 2012