Form 40-F
period 2012-12-31
Gold Standard Ventures Corp.
filed 2013-04-01
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012                                                                                     Commission file number: 0-51236

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

Gold Standard Ventures (US) Inc.
2135 Industrial Way, Suite A
Elko, Nevada, 89801
(775) 738-9572

(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Share, No Par Value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 83,820,109 common shares (as of December 31, 2012).

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

Forward-looking statements contained or incorporated by reference in this annual report relating to the Company may pertain to the following, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof,  performance characteristics of our mineral properties, drilling, results of our various projects, existence of mineral resources or reserves and timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and assumptions contained or incorporated by reference in this annual report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, or as otherwise expressly incorporated herein by reference as well as:

•	no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise;
•
permitting, access, exploration, expansion and acquisitions at the Railroad, CVN, Camp Douglas and South Railroad Projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with our current expectations;

•	viability, permitting, access, exploration and development of these Projects, including, but not limited to, the establishment of reserves being consistent with our current expectations;
•
political developments in the State of Nevada being consistent with current expectations including, without limitation, the implementation of the the Nevada state mining tax and related regulations being consistent with our current expectations;

•	exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels;
•	certain price assumptions for gold and silver;

•	prices for and availability of equipment, labor, natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels;
•	results of our exploration program on the Projects being consistent with our expectations;
•	labor and materials costs increasing on a basis consistent with our current expectations; and
•	availability and timing of any additional financing being consistent with our current expectations.

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

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form attached hereto as Exhibit 99.1 (the “AIF”) under the headings Item 8. “Risk Factors” and Item 2. “Cautionary Statement regarding Forward-Looking Statements” and elsewhere in the AIF, and in the documents incorporated by reference to this Form 40-F and the AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2012, based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00=CDN$0.9958.

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

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF for the fiscal year ended December 31, 2012, attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein, in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012 (the “MD&A”) is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2012 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2013.

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

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Internal Control over Financial Reporting Procedures” in our MDA, incorporated by reference and included herein as Exhibit 99.2.

Attestation Report of the Independent Registered Public Accounting Firm

Under the Jumpstart Our Business & Startups Act (“JOBS Act”), an “emerging growth company” is exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. We qualify as an “emerging growth company” under the JOBS Act, and therefore have not included an independent auditor attestation of management’s assessment of the effectiveness of our internal control over financial reporting.

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

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE MKT(the “NYSE MKT”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  Although we are listed on the NYSE MKT, we are not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies.  The significant ways in which the NYSE MKT governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares, and shareholder approval for amendments to option plans.

In addition, we review our governance practices and monitor developments in Canada and the United States on an ongoing basis to ensure we are in compliance with applicable rules and standards. The Board of Directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

We have an audit committee of the Board of Directors comprised of three directors, being Robert J. McLeod, William E. Threlkeld and David M. Cole. All three members are considered “independent” within the meaning of Rule 10A-3 under the Exchange Act and as such term is defined by the rules and regulations of the NYSE MKT.

All three audit committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements and are therefore considered “financially literate”.  The Board has determined that Mr. McLeod of the Audit Committee, has the necessary qualifications to be designated as an “audit committee financial expert” within the meaning of applicable SEC rules and NYSE MKT rules.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liabilities on such person greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the Audit Committee or the Board.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2012 and 2011. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 20: “Audit Committee - External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

PRE-APPROVAL OF NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see Item 20: “Audit Committee- Pre-Approval Policies and Procedures” in our AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Conduct and Ethics (the “Code”) covering our executive officers and directors.  The Code is available on our website at http://goldstandardv.com/wp-content/uploads/2010/01/GSV-Tab-11-Code-of-Conduct.pdf and from our office listed below in “Contacting the Board”.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

 For a description of our contractual obligations, see “Commitments” in our MDA, which is attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

During the fiscal year ended December 31, 2012, we were not subject to any citations, orders or other legal actions under the U. S. Mine Safety and Health Act of 1977.

NOTICES PURSUANT TO REGULATION BTR

During the fiscal year ended December 31, 2012, we did not send any notices required by Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

We are not currently required to submit to the SEC, nor post to our corporate website, an Interactive Data File.

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

CONTACTING THE BOARD

Company shareholders, employees and other interested parties may communicate directly with our Board of Directors by:

•	writing to:	Jonathan T. Awde President and CEO Suite 610 – 815 West Hastings St. Vancouver, BC V6C 1B4
•	calling:	1-604-669-5702
•	emailing:	jonathan@goldstandardv.com

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

CONSENT TO SERVICE OF PROCESS

We have previously filed with the SEC a Form F-X in connection with the class of securities to which the obligation to file this report arises. Any change to the name or address of the agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X referencing our file number.

EXHIBITS INDEX

Consents
23.1	Consent of Davidson & Company LLP

23.2	Consent of Steven R. Koehler

23.3	Consent of David R. Shaddrick

Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2012

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2012

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Gold Standard Ventures Corp.

By:	/s/ Jonathan T. Awde
Name:	Jonathan T. Awde
Title:	CEO and President

Date: April 1, 2013