Form 20-F
period 2013-12-31
Gold Standard Ventures Corp.
filed 2014-04-29
CIK 1321847

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________________
      For the transition period from ____ to ____

Commission file number: 0-51236

Gold Standard Ventures Corp.
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	British Columbia, Canada (Jurisdiction of incorporation or organization)

Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4
(Address of principal executive offices)

Jonathan T. Awde, President & CEO, (604) 669-5702, jonathan@goldstandardv.com, Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4
(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Common Stock	Name of each exchange on which registered NYSE - MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 91,756, 618

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐Yes                      ☑No

If this report is an annual or transition report, indicate by check mark, if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ☐Yes                      ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑Yes                      ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).
☐Yes                      ☑No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐Item 17 ☐Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐Yes                      ☑No

TABLE OF CONTENTS

Page

GENERAL INFORMATION		iii

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS		iii

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESOURCE ESTIMATES		v

GLOSSARY		v

PART I		1
Item 1. Identity of Directors, Senior Management and Advisers		1

Item 2. Offer Statistics and Expected Timetable		1

Item 3. Key Information		1
A.	Selected financial data	1
B.	Capitalization and indebtedness	2
C.	Reasons for the offer and use of proceeds	2
D.	Risk Factors	3

Item 4. Information on the Company		13
A.	History and development of the company	13
B.	Business overview	15
C.	Organizational structure	17
D.	Property, plants and equipment	18

Item 4A. Unresolved Staff Comments		39

Item 5. Operating and Financial Review and Prospects		40
A.	Operating results	41
B.	Liquidity and capital resources	44
C.	Research and development, patents and licenses, etc.	45
D.	Trend information	45
E.	Off-balance sheet arrangements	45
F.	Tabular disclosure of contractual obligations	45
G.	Safe harbor	46

Item 6. Directors, Senior Management and Employees		46
A.	Directors and senior management	46
B.	Compensation	48
C.	Board practices	51
D.	Employees	52
E.	Share ownership	52

Item 7. Major Shareholders and Related Party Transactions		53
A.	Major shareholders	53
B.	Related party transactions	53
C.	Interests of experts and counsel	54

Item 8. Financial Information		54
A.	Consolidated statements and other financial information	54
B.	Significant changes	54

Item 9. The Offer and Listing		54
A.	Offer and listing details	54
B.	Plan of distribution	56
C.	Markets	56
D.	Selling shareholders	56
E.	Dilution	56

-i-

F.	Expenses of the issue	56

Item 10. Additional Information		56
A.	Share capital	56
B.	Memorandum and articles of association	56
C.	Material contracts	57
D.	Exchange controls	57
E.	Taxation	58
F.	Dividends and paying agents	63
G.	Statement by experts	63
H.	Documents on display	63
I.	Subsidiary information	64

Item 11. Quantitative and Qualitative Disclosures About Market Risk		64

Item 12. Description of Securities Other than Equity Securities		64
A.	Debt securities	64
B.	Warrants and rights	64
C.	Other securities	64
D.	American depositary shares	64

PART II
Item 13. Defaults, Dividends Arrearages and Delinquencies		65

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		65

Item 15. Controls and Procedures		65

Item 16A. Audit committee financial expert		66
Item 16B. Code of Ethics		66
Item 16C. Principal Accountant Fees and Services		67
Item 16D. Exemptions from the Listing Standards for Audit Committees		67
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers		67
Item 16F. Change in Registrant’s Certifying Accountant		67
Item 16G. Corporate Governance		67
Item 16H. Mine Safety Disclosure		68

PART III
Item 17. Financial Statements		69

Item 18. Financial Statements		69

Item 19. Exhibits		69

Signatures		71

Financial Statements		F-1

-ii-

GENERAL INFORMATION:

Gold Standard Ventures Corp. is a British Columbia corporation.  In this Annual Report, Gold Standard Ventures Corp. is referred to as the “Company,” the “Registrant,” “we” or “us,” and includes our subsidiaries unless the context other requires.

All references to "$" or "dollars" herein are to lawful currency of Canada unless otherwise expressly stated.    References to “U.S.$” are to United States dollars.

Imperial and Metric Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Feet	Metres	0.305
Metres	Feet	3.281
Miles (“mi”)	Kilometers (“km”)	1.609
kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains “forward looking statements,” as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our current expectations, assumptions, estimates, beliefs and projections about our Company. These forward-looking statements are subject to various known and unknown risks and uncertainties.  Generally, the forward-looking statements can be identified by the use of terminology followed by or that include words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will be taken”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. Forward-looking statements contained or incorporated by reference in this Annual Report relating to the Company may pertain to the following, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, performance characteristics of our mineral properties, drilling, results of  our various projects, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and assumptions contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, or as otherwise expressly incorporated herein by reference as well as:

•	our limited operating history
•	our history of losses and expectation of future losses
•	uncertainty as to our ability to continue as a going concern
•	the lack of known mineral resources and reserves on our mineral properties
•	our ability to obtain adequate financing for exploration and development

-iii-

•	our ability to attract and retain qualified personnel
•	foreign currency fluctuations
•	uncertainty as to our ability to maintain effective internal controls
•	the involvement by some of our directors and officers with other natural resource companies
•	the uncertain nature of estimating mineral resources and reserves
•	uncertainty surrounding our ability to successfully develop its mineral properties
•	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns
•	title defects to our mineral properties
•	our ability to obtain all necessary permits and other approvals
•	risks related to equipment shortages, access restrictions and inadequate infrastructure
•	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits
•	fluctuations in the market price of gold and other metals
•	intense competition in the mining industry
•	our ability to comply with applicable regulatory requirements.

In making the forward-looking statements included in this Annual Report and the documents incorporated by reference herein, we have made various material assumptions, including, but not limited to:

•	the results of our proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations
•	our assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects
•	the sufficiency of our current cash on hand to begin Phase 1 of the work program on the Railroad-Pinion Project recommended in the Railroad-Pinion Report
•	the price for gold and other precious metals will not fall significantly below current levels
•	we will be able to secure additional financing to continue our exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations
•	we will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations
•	we will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet our needs from time to time
•	our capital and operating costs will not increase significantly from current levels
•	key personnel will continue their employment with us and we will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner
•	there will be no significant adverse changes in the Canada/U.S. currency exchange rate
•	there will be no significant changes in our ability to comply with environmental, safety and other regulatory requirements
•
the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to our properties and operations.

There can be no assurance that forward-looking statements may prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this Annual Report are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.  Readers should carefully review the information in this Annual Report, especially “Risk Factors” in Item 3D, “Business Overview” in Item 4B and “Operating and Financial Review and Prospects” in Item 5, and in other filings we may make in the future with the SEC.

Forward-looking statements speak only as of the date the statements are made.  We assume no obligation to update publicly or otherwise revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

-iv-

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESOURCE ESTIMATES

In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies.  As such, information contained in this Annual Report concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.  In particular, this Annual Report may include the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource”.  Investors are advised that these terms are defined in and required to be disclosed under Canadian rules by NI 43-101.  U.S. investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into reserves.  However, these terms are not defined terms under SEC Industry Guide 7 and are not permitted to be used in reports and registration statements filed with the SEC by U.S. domestic issuers.  In addition, NI 43-101 permits disclosure of “contained ounces” of mineralization.  In contrast, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under SEC Industry Guide 7 (under the U.S. Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an “indicated mineral resource,” “measured mineral resource” or “inferred mineral resource” will be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7.  Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies.  U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

GLOSSARY

Glossary of Terms

“Arrangement” means our acquisition on July 13, 2010 of all of the issued and outstanding securities of JKR in exchange for like securities (including Common Shares) on a one for one basis.

“Arrangement Agreement” means the arrangement agreement, dated May 26, 2010, between the Company and JKR pursuant to which the Arrangement was effected.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

“Board” means our board of directors.

“Camp Douglas Project” means the early stage exploration gold prospect comprising 277 unpatented mineral claims and 80 acres of fee surface and fee mineral lands totaling approximately 5,026 net acres located in Walker Lane Trend of Mineral County, Nevada, U.S.A., as more particularly described under Item 4D “Property, Plants and Equipment” of this Annual Report.

“Common Shares” means Common Shares without par value of our capital stock.

“Company” means Gold Standard Ventures Corp., and includes our subsidiaries unless the context otherwise requires.

“Computershare” means Computershare Investor Services Inc., our registrar and transfer agent.

“CVN Project” means the early stage exploration gold prospect covering approximately 15,524 net acres of located claims in Elko and Eureka Counties, Nevada, U.S.A., as more particularly described in Item 4D “Property, Plants and Equipment” of this Annual Report.

“EDGAR” means the SEC Electronic Data Gathering and Retrieving as located on the internet at www.edgar.com.

“GSV US” means Gold Standard Ventures (US) Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of the state of Nevada and holding all of JKR’s interest in the Railroad-Pinion Project and the Camp Douglas Project.

“IFRS” means International Financial Reporting Standards.

“JKR” means JKR Gold Resources Inc., a wholly owned subsidiary of the Company incorporated under the BCBCA.

“JKR US” means JKR Gold Resources USA Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of the state of Nevada and holding all of JKR’s interest in the CVN Project.

“JMD” means JMD Exploration Corp., a wholly-owned subsidiary of JKR incorporated under the BCBCA.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure of Mineral Projects adopted by the Canadian Securities Administrators.

“NYSE-MKT” means the NYSE-MKT LLC, a wholly-owned subsidiary of NYSE Euronext.

“Railroad-Pinion Project” means the significant and largely contiguous land position of about 28,553 gross acres (11,555, hectares) of patented and unpatented lode claims and private lands situated in the prolific Carlin Trend of north-central Nevada, U.S.A. and our flagship mineral project as more particularly described under Item 4D “Property, Plants and Equipment” below.

-v-

“Railroad-Pinion Report” means the technical report dated March 31, 2014 on the Railroad-Pinion Project titled “Technical Report on the Railroad and Pinion Projects Elko County, Nevada USA” prepared in compliance with NI 43-101 by Steven R. Koehler, BSc, QP, CPG #10216, our Manager of Projects, and Michael B. Dufresne, M.Sc., P. Geol. and Andrew Turner, B.Sc., P. Geol., of APEX Geoscience Ltd., of Edmonton, Alberta.

“SEC” means the U. S. Securities and Exchange Commission.

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval as located on the internet at www.sedar.com.

“TSXV” means the TSX Venture Exchange.

“U.S. Exchange Act” means the Securities Exchange Act of 1934, as amended.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular to include the plural and vice versa where the context so requires.

Glossary of Technical Terms

The following is a glossary of geological and technical terms used in this Annual Report:

 Ag - silver.

anticline - a flexure or fold in a rock formation that takes the form of an arch.

Anomaly - any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au - gold.

breccia - a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners. Breccia may originate as a result of talus accumulation, explosive igneous processes, collapse of rock material, or faulting.

carbonates - a sedimentary rock composed of carbonate minerals, including limestone (CaCO3) and dolomite (CaMg(CO3)2)

carbonaceous - is the defining attribute of a substance (including rocks) rich in carbon.

clastic - A sedimentary rock (such as shale, siltstone, sandstone or conglomerate) or sediment (such as mud, silt, sand, or pebbles) composed of fragments (clasts) of pre-existing rock or fossils.

conglomerate - rock comprising pieces of other rocks: coarse-grained sedimentary rock containing fragments of other rock larger than 2 mm (0.08 in.) in diameter, held together with another material such as clay.

CSAMT survey – controlled source, audio-frequency, magnetotelluric survey.

Cu - copper.

dip - the angle at which a stratum is inclined from the horizontal.

EM - electromagnetic geophysical survey.

-vi-

geochemical - pertaining to various chemical aspects (e.g. concentration, associations of elements) of natural media such as rock, soil and water.

geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques.

grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Gravity Depth - a measurement of gravity below the surface.

host - a rock or mineral that is older than rocks or minerals introduced into it.

hydrothermal - relative to the circulation of hot water within Earth's crust .

intrusive - an igneous rock body that crystallized from a magma slowly cooling below the surface of the Earth.

jasperoids - a rare, peculiar type of metasomatic alteration and occurs in two main forms; sulfidic jasperoids and hematitic jasperoids. True jasperoids are different from jaspillite, which is a form of metamorphosed chemical sedimentary rock, and from jasper which is a chemical sediment.

limestone - a sedimentary rock composed mainly of calcite (CaCO3) often deposited as a by-product of biological activity in the ocean.

metamorphic rocks - rocks which have undergone a change in texture or mineral composition as the result of exposure to heat and/or pressure.

metasomatic - the chemical alteration of a rock by hydrothermal and other fluids.

outcrop - an exposure of bedrock at the surface.

plutonic - refers to rocks of igneous origin that have come from depth and cooled slowly below the surface of the earth.

porphyry - any igneous rock in which relatively large crystals , called phenocrysts, are set in a fine-grained groundmass.

ppb - parts per billion.

ppm - parts per million.

pyrite - a common iron sulfide mineral (FeS2)with a brassy metallic luster.

sedimentary rocks - secondary rocks formed from material derived from other rocks mainly deposited under water. Examples are limestone, shale and sandstone.

silica - a combination of silicon dioxide (SiO2); quartz.

silicification - the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

silts - a fine soil particle with sizes that range between 0.075mm and 0.002mm.

skarn - name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

st – short ton.

sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

-vii-

PART I

Item 1.     Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.     Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

A.	Selected Financial Data

The following selected financial and operating data of the Company should be read in conjunction with our consolidated financial statements and related notes, and Item 5 “Operating and Financial Review and Prospects” and the other financial information included elsewhere in this Annual Report.

For the 2013, 2012 and 2011 fiscal years, our financial statements were prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”), and for the 2010 and 2009 fiscal years were prepared pursuant to Canadian Generally Accepted Accounting Principles.

To date, we have not generated any cash flow from operations to fund on-going operational requirements and cash commitments.  Our mineral properties are in the exploration stage and are without a known body of commercial ore. We have financed our operations principally through the sale of our equity securities.  We believe that we have sufficient funds to maintain operations at their current level of activity for a period of five months from the date of this Annual Report.  We further believe that we will continue to rely on the sale of our equity securities to provide funds for future activities until such time as we begin to generate cash flow from the operation or the sale of properties, although there is no assurance that we will be able to do so.

Statement of Income Data:	IFRS Year (Period) Ended December 31,			Canadian GAAP Year (Period) Ended December 31,
	2013	2012	2011	2010	2009

Revenues	$-	$-	$-	$-	$-
(Loss) from operations	(4,263,602)	(5,271,516)	$(3,989,654)	(3,448,360)	(321,073)
Interest income	38,832	78,292	93,083	574	29,388
Write down	(133,189)	-	-	-	-
(Loss) before taxes	(4,357,959)	(5,193,224)		(3,447,786)	(291,685)
Future tax recovery	-	-		27,000	-
(Loss)	(4,357,959)	(5,193,224)	(4,138,880)	(3,420,786)	(291,685)

Basic and diluted loss per share	(0.05)	(0.07)	(0.07)	(0.11)	(0.01)
Weighted average number of shares outstanding	87,125,176	75,049,087	56,556,912	32,467,466	26,194,571

Balance Sheet Data:

	IFRS December 31			Canadian GAAP Year (Period) Ended December 31,
	2013	2012	2011	2010	2009

Cash	$1,221,192	$10,785,758	$7,886,869	$4,109,636	$919,739
Exploration and evaluation assets	53,089,035	42,165,595	17,126,450	8,352,251	4,654,950
Total assets	54,971,286	53,482,564	25,312,542	12,675,105	5,591,232
Total liabilities	1,933,958	1,838,851	1,212,781	1,421,245	973,555
Accumulated deficit	(17,132,864)	(12,774,905)	(7,581,681)	(3,712,471)	(291,685)
Total shareholders’ equity	53,037,328	51,643,713	24,009,761	11,254,358	4,617,677

Exchange Rate History

The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such period; and (iii) the high and low exchange rates during each such period, in each case based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customer purposes by the Federal Reserve Bank of New York.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(U.S.$)
Rate at end of period	0.9401	1.0042	0.9835	0.9991	0.9559
Average rate during period	0.9709	1.0000	1.0101	0.9709	0.8792
High	1.0204	1.0310	1.0638	1.0000	0.9709
Low	0.9345	0.9615	0.9434	0.9259	0.7692

      The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
March 2014	0.9120	0.8889
February 2014	0.9131	0.8986
January 2014	0.9423	0.8952
December 2013	0.9454	0.9348
November 2013	0.9602	0.9437
October 2013	0.9726	0.9566

On March 31, 2014, the conversion rate of one Canadian dollar into one U.S. dollar was $0.9047 (U.S.$1.00 = CDN$1.1053).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our operations are highly speculative due to, among other things, the high-risk nature of our business, which includes the acquisition, financing, exploration and, if warranted, development of mineral properties.  Accordingly, any investment in our Common Shares involves a high degree of risk and should be considered speculative.  While we consider the risks set out below and incorporated by reference herein to be the most significant to potential investors, they are not the only ones we face. Additional risks and uncertainties not currently known to us, or that we currently deem immaterial, may also materially adversely affect our operations, business and financial condition. If any of these risks materialize into actual events or circumstances, our assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of our securities could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and other information contained or incorporated by reference in this Annual Report before purchasing Common Shares.

Risks Relating to the Company

We have a limited operating history.

We have a limited history of operations and all of our properties are in the exploration stage. We have not yet generated any operating revenues.  As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and lack of revenues.

We have incurred losses since our inception and expect to incur losses for the foreseeable future.

We have not been profitable since our inception and do not expect to generate revenues from operations in the foreseeable future.  For the fiscal year ended December 31, 2013, we had a loss and comprehensive loss of $4,357,959 (2012 - $5,193,224).  As at December 31, 2013, we had an accumulated deficit of $17,132,864 (2012 - $12,774,905).  To become profitable, we must first establish commercial quantities of mineral reserves on our properties, and then either develop such properties or locate and enter into agreements with third party operators to bring such properties into production. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines.  It could be years before we receive any revenues from the production of gold or other precious metals, if ever.  We may suffer significant additional losses in the future and may never be profitable.

We may not be able to continue as a going concern.

We have limited financial resources and no operating revenues.  To maintain our existing interest in the Railroad-Pinion and other projects, we have contractually agreed to make certain expenditures on the properties. Our ability to continue as a going concern is dependent upon, among other things, our establishing commercial quantities of mineral reserves on our properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of our interests on a profitable basis.  Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.  Should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than our estimates.  The amounts attributed to our exploration properties in our financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

Our mineral projects have no known mineral resources or reserves.

We currently have an interest in three mineral projects located in north central Nevada, United States: the Railroad-Pinion, CVN and Camp Douglas Projects.

The Railroad-Pinion Project is considered an early to intermediate stage exploration project with a favourable structural, geological and stratigraphic setting that is situated at the southeast end of the Carlin Trend.  More than 40 separate gold deposits have been delineated along the Carlin Trend where past production, reserves and resources exceed 100 million ounces of gold. The Railroad-Pinion Project does not contain any NI 43-101 compliant mineral resources.  However, historic and current exploration in the Railroad-Pinion Project area as outlined in the Railroad-Pinion Report demonstrates that it is a well mineralized area that has the potential to yield future mineral resources with additional exploration.

While the Railroad-Pinion Report does not contain an estimate for mineral resources or mineral reserves, it does make reference to certain historical estimates for gold on portions of the Railroad-Pinion Project. We do not treat these historical estimates, or any part of them, as current mineral resources or resources as defined by NI 43-101, as there is insufficient information available to fully assess data quality, complete estimation procedures, and the standards by which the estimates were completed and/or categorized. In addition, no gold has been produced from the historical estimates. The historical estimates have been included in the Railroad-Pinion Report simply to demonstrate the mineral potential of certain target areas within the Railroad-Pinion Project.  A thorough review of all historic data performed by a "qualified person" as defined in NI 43-101, along with additional exploration and validation work to confirm results and estimation parameters, would be required in order to produce a current and compliant NI 43-101 mineral resource estimate for the subject targets.

For these reasons, among others, the historical estimates included in the Railroad-Pinion Report should not be relied upon as a guarantee of mineral resources or reserves. Actual mineral resources or reserves, if any, may differ significantly.

The CVN and Camp Douglas Projects are in the early exploration stage and, like the Railroad-Pinion Project, are without known mineral resources or reserves.  In the case of each property, the proposed work programs, if any, are exploratory in nature and are designed to search for and/or confirm the existence of a mineral deposit. No additional work is currently contemplated for the CVN or Camp Douglas Projects pending our raising sufficient capital to carry out further drilling and exploration work.

Newmont Mining Corporation has retained a back-in right on a portion of the Railroad Project, which, if exercised, could dilute our interest in that portion of the Railroad Project.

We have leased a portion of the property comprising the Railroad-Pinion Project from Newmont Mining Corporation (“Newmont”). The lease relates to 640 acres of fee surface rights and 1,280 acres of fee mineral rights and 1,280 acres of mining claims. However, Newmont has retained a back-in right over the leased property, which allows them to re-acquire up to a 70% interest in this portion of the Railroad Project.  If Newmont exercises its back-in right, our interest in that portion of the Railroad Project would decline.  See Item 4D “Property, Plants and Equipment” below.

We will require additional capital to develop our mineral properties or complete further exploration programs.

Our current operations do not generate any cash flow. Future work on our properties will require additional financing. At December 31, 2013, we had cash and cash equivalents of $1,221,192 and a working capital deficit of $545,278.  Subsequent to December 31, 2013, we completed a private placement financing of 15,188,495 units at a price of $0.72 per unit for gross proceeds of $10,935,716 to fund, inter alia, the acquisition of the remaining interest in the Pinion Deposit from Scorpio.  See Item 4A “History and Development of the Company – Recent Financings” below.  While our estimates that the balance of the net proceeds from this financing will enable us to begin the Phase 1 work program on the Railroad-Pinion Project recommended in the Railroad-Pinion Report, we will require additional capital to complete Phase 1 and, if warranted, carry out additional exploration work. Furthermore, if we are successful in identifying resources through additional drilling and analysis, we will require significant amounts of additional capital to construct a mill and other facilities and to develop metallurgical processes to extract those resources at any mine site. There are no assurances that we will be able to obtain additional funding to allow us to fund such costs in whole or in part.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and the possible, partial or total loss of our interest in certain properties.  We will also require additional funding to acquire further property interests, carry out additional exploration work on our other mineral projects and for general and administrative and working capital purposes.

Our ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing on terms satisfactory to us or at all. If we raise additional financing through the issuance of shares from our treasury, control of the Company may change and existing shareholders will suffer additional dilution.

We may experience difficulty attracting and retaining qualified personnel.

Our success will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of our management and key employees, such as Jonathan T. Awde, President and Chief Executive Officer, and David C. Mathewson, Vice-President, Exploration. We could be adversely affected if such individuals do not remain with us. We do not maintain life insurance policies in respect of our key personnel. See Item 6 " Directors, Senior Management and Employees."

Our future success will also be highly dependent on our ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities to successfully grow the Company.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense and there can be no assurance that we will be able to continue to attract and retain all personnel necessary for the development and operation of our business. Failure to retain existing management and key employees or to attract and retain additional key individuals could have a materially adverse impact upon our success.

We are subject to foreign currency fluctuations.

Our financial results are reported in Canadian dollars. Our exploration properties are located in the United States and we incur most of our expenses in United States dollars. Any appreciation in the currency of the United States against the Canadian dollar will increase our costs of carrying out operations and our ability to continue to finance our operations. Such fluctuations could have a material adverse effect on our financial results. See Item 3A " Selected Financial Data-Exchange Rate History"

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our operations.

We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of United States Sarbanes-Oxley Act (“SOX”), which requires annual management assessments of the effectiveness of our internal control over financial reporting.  During the course of our testing, we may identify material weaknesses. If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of the Common Shares could drop significantly.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. There is no certainty that we will be successful in complying with Section 404 of SOX on an ongoing basis.

Conflicts of interest may arise among our board of directors as a result of their involvement with other natural resource companies.

Certain of our directors are also directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time if we were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or we were to enter into negotiations to sell an interest in our mineral properties to, or enter into a joint venture with, any of these companies. Our directors are required to act honestly and in good faith with a view to our best interests and disclose any interest which they may have in any of our projects or opportunities. If a conflict of interest arises at a meeting of the board of directors, any director with a conflict must disclose his interest and abstain from voting on such matter.  As a result of these conflicts of interests, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our business prospects, operations and financial position.

Calculations of mineral resources and reserves are only estimates.

To the extent that our future exploration and drilling work enables us to delineate mineral resources or reserves for the Railroad-Pinion Project or other projects, such estimates will be subject to uncertainty. The estimating of mineral reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineral resource or reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral resources or reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. These changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources and reserves. Any material change in the quantity of mineral resources and reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.  As of the date of this Annual Report, there are no known resources or reserves on the Railroad-Pinion Project or any of our other mineral projects.

Risks Relating to the Mining Industry

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties.

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties. There is no assurance that our exploration activities will result in any discoveries of commercial bodies of ore. There is also no assurance that even if commercial quantities of ore are discovered, a property will be brought into commercial production or that the metallurgical processing will produce economically viable saleable products.  The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of qualified engineers and/or geologists, all of which involves significant expense. This decision will also involve consideration and evaluation of several significant factors including, but not limited to:

•	costs of bringing a property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities
•	availability and costs of financing
•	ongoing costs of production

•	market prices for the minerals to be produced
•	environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities)
•	political climate and/or governmental regulation and control.

Many of these factors are beyond our control.

We are subject to substantial operating hazards and risks beyond our control.

The exploration, development and operation of mineral properties is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including, but not limited to:

•	difficult surface or underground conditions
•	water conditions
•	unexpected or unusual rock conditions or geological operating conditions, including rock bursts, cave-ins, ground fall, slope failures and landslides
•	fires, explosions, flooding, adverse weather conditions and earthquakes
•	unanticipated variations in grade and other geological problems
•	failure of pit walls or dams
•	adverse environmental conditions or hazards
•	mechanical and equipment performance problems
•	power failures and interruptions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability.  While we maintain insurance to insure against general commercial liability claims, such insurance will not cover all of the potential risks associated with our operations at economically feasible premiums or at all. Currently, we are not insured against most environmental risks.

Losses from any one or more of these events that are not covered by our insurance policies may cause us to incur significant costs that could materially adversely affect our financial condition and ability to fund activities on our properties. A significant loss could force us to reduce or terminate our operations and even result in bankruptcy.

We may not have clear title to our properties.

Our ability to explore and operate our properties depends on the validity of title to our properties. The mineral claims currently making up our properties consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain.  Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

No assurances can be given that title defects to our current properties or any future properties in which we may seek to acquire an interest do not exist.  Such defects may impair our development of the underlying property and result in the loss of all or a portion of the property to which the title defect relates.

Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  We will also remain at risk that the mining claims may be forfeited either to the United States government or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.  Our current mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations.  Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of our interest in the properties.

Our operations are subject to various governmental and regulatory requirements.

Our current and future operations, including exploration and development activities and, if applicable, commencement of production on our properties, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities.  Such operations are also subject to extensive federal, state, and local laws, regulations and policies governing various matters, including:

•	environmental protection
•	management and use of toxic substances and explosives
•	management of natural resources
•	exploration and development of mines, production and post-closure reclamation
•	exports
•	price controls
•	taxation and mining royalties
•	regulations concerning business dealings with native groups
•	management of tailing and other waste generated by operations
•	labor standards and occupational health and safety, including mine safety
•	historic and cultural preservation.

Permits and studies may be necessary prior to operation of the exploration properties in which we have an interest and there can be no guarantee that we will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms that enable operations to be conducted at economically justifiable costs. We cannot be certain that all permits and approvals which we may require for our future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that we might undertake. To the extent such permits and approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of mineral properties, which would adversely affect our business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.  Amendments to current laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment  or delays in the development of mining properties.

We may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to us and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders.  A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on our operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labor and other infrastructure are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of our projects.

In accordance with the laws of the State of Nevada, we will need to obtain permits to drill water wells in connection with our future exploration and, if applicable, development and production activities at our Nevada properties. However, the amount of water that we will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on our ability to demonstrate a beneficial use for the amount of water that we intend to use. Unless we are successful in developing our Nevada properties to a point where we can commence commercial production of gold or other precious metals, we may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that we will have access to the amount of water needed to operate a mine at our Nevada properties.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All phases of our operations will be subject to federal, state and local environmental laws and regulations. These laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities.  Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether.

Environmental hazards may exist on our current properties and on properties in which we may hold interests in the future that are unknown to us at the present and that have been caused by us or by previous owners or operators of the properties, or that may have occurred naturally.  We may be liable for remediating such damages.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at our properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, we may become subject to liability.  At present, we maintain only limited insurance for environmental risks which may not cover or adequately protect us from all potential liabilities including, but not limited to, pollution or other hazards as a result of the disposal of waste products occurring from exploration or production.

In addition, neighboring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around our properties. There can be no assurance that our defense of such claims will be successful. A successful claim against us could have a material adverse effect on our business prospects, financial condition and results of operations.

We are subject to the volatility in the market price of gold and other metals, which in the past have fluctuated widely.

The market price of gold and other metals has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond our control, including:

•	international economic and political trends
•	expectations of inflation
•	currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies)
•	interest rates
•	global or regional consumption patterns
•	speculative activities
•	purchases and sales of gold by central banks
•	availability and costs of substitutes
•	increased production due to improved mining and production methods.

The effect of these factors on metal prices cannot be predicted. A decrease in the price of gold or other relevant metal prices at any time during exploration, development or production, if any, of our properties may prevent our properties from being economically mined or may result in the write-off of assets whose value is impaired as a result of lower metal prices.  A sustained period of declining gold and other applicable metal prices would adversely affect our financial performance, financial position and results of operations.

Our competition is intense in all phases of our business.

We compete with many companies in the mining industry, including large, established mining companies.  There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, particularly Nevada, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we will be competing with individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. Our competitors may be able to respond more quickly to new laws and regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties.  Our inability to successfully compete with other companies would have a material adverse effect on our results of operation and business.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that we currently control within our properties. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in our Railroad-Pinion, CVN and Camp Douglas projects. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

Our operations are subject to issues relating to security and human rights.

Civil disturbances and criminal activities such as trespass, illegal mining, theft, vandalism and terrorism may cause disruptions at our operations in Nevada. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for us or our employees and/or financial damages or penalties. The manner in which our personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in accordance with applicable laws. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, result in reputational harm to us and our partners or result in criminal and civil liability for us or our employees and financial damages or penalties. It is not possible to determine with certainty the future costs that we may incur in dealing with the issues described above at our operations.

Risks Relating to Shares

We have never paid dividends and do not expect to do so in the foreseeable future.

We have not declared or paid any dividends on the Common Shares and do not expect to do so in the foreseeable future. Future earnings, if any, will likely be retained to finance growth. Any return on investment in the Common Shares will come from the appreciation, if any, in the value thereof. The payment of any future dividends will depend upon our earnings, if any, our then-existing financial requirements and other factors, and will be at the discretion of our Board.

There is no active, stable market for the Common Shares.

Our Common Shares are listed on the TSXV in Canada and on the NYSE-MKT in the United States.  During the past year, trading in the Common Shares has, at times, been limited, sporadic and subject to large fluctuations in market price. See Item 9C "Markets." There can be no assurance that an active, stable market will develop or be sustained in the future.  If an active, stable public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of the Common Shares may be limited.  The liquidity of the trading market in the Common Shares, and the market price for the Common Shares, may be adversely affected by, among other things:

•	changes in our financial performance or prospects
•	changes or perceived changes in our creditworthiness
•	prospects for companies in the industry generally
•	the number of holders of the Common Shares
•	the interest of securities dealers in making a market for the Common Shares
•	prevailing interest rates.

The stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations. Volatility in the market price for a particular issuer’s securities has often been unrelated to the operating performance of that issuer. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect our long-term value.  Volatility in our share price also increases the risk of securities class action litigation.

Our growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry.  Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, a rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms favorable to us or at all. In such an event, our operations and financial condition could be adversely impacted.

Future sales or issuances of Common Shares or the exercise of options and warrants could cause the market price of the Common Shares to decrease significantly, dilute investors' voting power and reduce earnings per share.

We may in the future sell additional equity or equity-linked securities or grant to some or all of our directors, officers, key employees and consultants options to purchase Common Shares. We cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares.  Any future issuance of equity securities will dilute the voting power of existing shareholders and reduce earnings per share.

Our Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital.  Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, we do not file the same reports that a U.S. domestic issuer files with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. Further, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act.  In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may in the future lose our foreign private issuer status if a majority of our outstanding Common Shares are held in the United States and we fail to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If we lose our status as a foreign private issuer the aforementioned regulations would apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer.  The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require our management to devote substantial time and resources to comply with the new regulatory requirements following a loss of our foreign private issuer status.  We currently do not meet the “public float” dollar requirement to utilize the MJDS for our SEC filings. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.  In addition, we may lose the ability to rely upon certain exemptions from corporate governance requirements  that are available to foreign private issuers. We may regain the foreign private issuer status upon re-meeting the eligibility requirements.

We are likely a passive foreign investment company, which would subject our U.S. holders to adverse U. S. tax rules.

For U.S. federal income tax purposes, we would be classified as a passive foreign investment company, or PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  We believe that we were a passive foreign investment company for the taxable year ended December 31, 2013 and expect to be a passive foreign investment company for the taxable year ending December 31, 2014.  As a result, a United States holder of Common Shares will generally be subject to an interest charge and tax at the highest ordinary rate on some of the proceeds of a sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distribution,” unless the  holder elects to be taxed annually on our income or any increase in the price of the Common Shares. The PFIC rules are complex. U. S. holders should consult with their tax advisors as to the application of these rules to them. For more information,  see Item 10E “Taxation – United States Federal Income Taxation – Passive Foreign Investment Companies.”

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

Item 4.   Information on the Company

A.	History and Development of the Company

We were incorporated under the Business Corporations Act (British Columbia) on February 6, 2004 under the name “TCH Minerals Inc.”  We changed our name to “Ripple Lake Minerals Ltd.” on May 13, 2004, next to “Ripple Lake Diamonds Inc.” on July 26, 2004, then to “Devonshire Resources Ltd.” on August 16, 2007, and finally to our current name “Gold Standard Ventures Corp.” on November 18, 2009.

Our registered and head office is located at Suite 610 – 815 West Hastings Street, Vancouver, B.C.  V6C 1B4, telephone: (604) 687 – 2766, fax (604) 687 – 3567.

History

Since our inception, we have been in the business of exploring mineral properties, initially in diamond and now in gold exploration activities in the State of Nevada.

In May 2004, we acquired an option to purchase an 80% interest in certain mineral claims representing approximately 32,281 acres located in the territory of Nunavut, Canada. We also staked additional mineral claims in an area contiguous to the optioned property for a total area of approximately 151,000 acres (collectively the “KMD Project”).  From March 2004 to June 2005, we entered into five additional option agreements to earn a 100% interest in certain mineral claims representing 167 units or 2,672 hectares located in Walsh, Foxtrap Lake and Killala Townships of Ontario, Canada. We also staked additional mineral claims in an area contiguous to the optioned properties for a combined area of 3,433 units or approximately 55,000 hectares (collectively the “TCH Diamond Project”). During the next several years, we incurred approximately $5.3 million (as at June 30, 2009) in exploration expenditures on the KMD Project and the TCH Diamond Project in the search for diamonds.  These properties were written down to zero for the fiscal year ended June 30, 2009 following management’s decision to cease further exploration of these Projects.

In January 2005, we completed our initial public offering in British Columbia following which our Common Shares were listed for trading on the TSX Venture Exchange.  In September 2011, we became registered under the SEC under the U.S. Exchange Act.  On June 12, 2012, our Common Shares were listed for trading on the NYSE-MKT.

In an effort to facilitate future financings and restructure our share capital with a view to identifying and acquiring new mineral resource properties for exploration, in November 2009, we completed a consolidation of our outstanding Common Shares on a four old shares for one new share basis.

JKR Arrangement

On July 13, 2010, as part of a corporate restructuring, we completed a plan of arrangement with JKR pursuant to which we acquired, on a one-for-one basis, all of the issued and outstanding securities of JKR for like securities in our capital stock, including our Common Shares, resulting in a reverse takeover by the former shareholders of JKR. At the time, JKR held or controlled, indirectly through GSV US and JKR US and subject to underlying royalties, close to 100% of the then Railroad Project and an option to acquire a 100% interest in the CVN Project as more particularly described under Item 4D “Property, Plants and Equipment” below.

Since the Arrangement, our efforts have been focused primarily on consolidating ownership and/or control of the Railroad Mining District and strategic sections of the Pinion District, acquiring the Camp Douglas Project, raising capital and carrying out exploration work on the Railroad, CVN and Camp Douglas Projects.  See Item 4D “Property, Plants and Equipment.”

Recent Financings

In August 2009, we closed a non-brokered private placement of (i) 5,337,500 units (1,334,375 units on a post-consolidated basis) for gross proceeds of $213,500, with each unit consisting of one Common Share and one share purchase warrant to purchase an additional Common Share at an exercise price of $0.05 ($0.20 per share on a post-consolidated basis) on or before August 2010 and at $0.10 ($0.40 on a post-consolidated basis) after August 2010 expiring in August 2011, and (ii) 530,000 units (132,500 units on a post-consolidated basis) receiving gross proceeds of $26,500, with each unit consisting of one Common Share and one share purchase warrant to purchase an additional Common Share at an exercise price of $0.07 ($0.28 on a post-consolidated basis) before August 2010 and at $0.10 ($0.40 on a post-consolidated basis) after August 2010 expiring in August 2011. These warrants were subsequently exercised for gross proceeds of approximately $586,750.

Between April 2010 and July 2010, we closed private placements of 5,564,174 units at a price of $0.65 per unit receiving gross proceeds of $3,616,715.  Each unit consisted of one Common Share and one share purchase warrant entitling the holder to purchase an additional Common Share at a price of $1.00 until July 12, 2012. All warrants were subsequently exercised for gross proceeds of approximately $5,564,174. We also issued a total of 265,730 agent’s warrants in connection with those private placements, each agent’s warrant entitling the holder to purchase one Common Share at a price of $1.00 for a period of 24 months. These agent’s warrants were subsequently exercised for gross proceeds of approximately $265,730.

In September 2010, we closed an additional private placement of 7,809,493 units at a price of $0.65 per unit receiving net proceeds of $4,742,589.  Each unit consisted of one Common Share and one share purchase warrant entitling the holder to purchase of an additional Common Share at a price of $1.00 per share for a period of two years.  All warrants were subsequently exercised for gross proceeds of approximately $7,809,493. We also issued by way of finder’s fee, 405,724 agent’s warrants, each agent’s warrant entitling the holder to purchase one Common Share at a price of $0.65 per share for a period of two years. These agent’s warrarants were subsequently exercised for gross proceeds of approximately $263,720.

In March 2011, we completed a non-brokered private placement of 12,578,947 Common Shares at a price of $0.95 per share for an aggregate purchase price of $11,950,000.  The primary purchaser was FCMI Parent Co.  See Item 7A “Major Shareholders" below.  We also paid financial advisory fees of $836,500 and issued 880,526 non-transferable warrants to a financial advisory firm, each warrant entitling the holder thereof to purchase one Common Share at a price of $0.95 for a period of two years. 100,000 of such warrants were subsequently exercised by the holders thereof for gross proceeds of $95,000. The balance of these warrants expired unexercised on March 3, 2013.

In  June 2012, we completed a registered offering in Canada and the United States of 10,000,000 Common Shares at a price of US$2.00 per share for gross proceeds of US$20,000,000, prior to payment of an underwriting fee of US$1,200,000 to the underwriters and other offering expenses.

In August  2013, we completed a private placement of 7,936,509 Common Shares at a price of $0.63 per share for net proceeds of $4,557,518, after cash commissions and expenses of $442,482 (the “August 2013 Financing”).

On March 5, 2014, we completed a private placement of 15,188,495 units at a price of $0.72 per unit for net proceeds of $10,166,229, paying aggregate cash commissions and finder’s fees  of $769,487 (the “March 2014 Financing”).  Each unit consisted of one Common Share and one-half (1/2) of one common share purchase warrant.  Each whole warrant entitles its holder to subscribe for one Common Share at a price of $1.00 on or before March 4, 2016, subject to our right, in our discretion, to accelerate the expiry date of the warrants at any time upon 30 days’ notice if the closing price of our Common Shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days.

B.	Business Overview

We are a Canadian-based mineral exploration company engaged, indirectly through our subsidiaries, in the identification, acquisition, evaluation and exploration of gold-bearing mineral resource properties exclusively in Nevada, U.S.  Our current projects include the Railroad-Pinion Project, the CVN Project and the Camp Douglas Project. We are still in the exploration stage as none of our properties is currently in production. See Item 4D “Property, Plants and Equipment” and Item 5 “Operating and Financial Review.”

Our  flagship property is the Railroad-Pinion Project located in Elko County, Nevada. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada.  The Carlin Trend is a northwest alignment of sediment-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production, reserves and resources exceeding 100,000,000 ounces of gold.  Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a largely contiguous land position totaling about 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres owned, subject to underlying royalties,  100% by us as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands. The private land ownership ranges from 48.5% to 100% yielding a net position of 11,444 acres (4,631 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. We are pursuing the minority interest in the key private land parcels. The subsurface minerals rights for the private lands are held, subject to underlying royalites, under contractual arrangements in the form of various surface use agreements and mining/mineral leases.

In 2010, we had acquired our initial interest in the Railroad Project pursuant to the Arrangement mentioned in Item 4A “History and Development of the Company – JKR Arrangement” above.

Characterized by fragmented land ownership, we have spent the last three years consolidating the balance of the Railroad District under common ownership and/or control. Commencing in late 2011 and throughout 2012, we entered into a series of mining leases and surface access and use agreements with various land holders (collectively the "Pinion Leases") to acquire control over strategic sections of land adjacent to and south of the original Railroad Project in Elko County, Nevada.  In November 2012, we entered into a lease with option to purchase (the “Pereira Lease”) with Pereira Family, LLC granting us exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinion District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Railroad Project in Elko County, Nevada. We also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinion Districts critical to future exploration and development.  See Item 4D “Property, Plants and Equipment” for further information on the Pinion and Pereira Leases. The combination of the Pereira Lease and the Pinion Leases (collectively the "Pinion Project") give us control over strategic sections of land located throughout the Railroad and Pinion Districts, including control over approximately 51% of Pinion Section 27 which hosts the bulk of the historic Pinion Deposit (the "Pinion Deposit").

On March 5, 2014, we acquired the remaining interests in the Pinion Deposit (the “Pinion Acquisition”) from Scorpio Gold Corporation (“Scorpio”) effectively completing our consolidation of the Railroad District and "fourth window" of the Carlin Trend giving us effective control of a largely contiguous parcel of 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres that are owned, subject to underlying royalties, 100% by us as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands.

Upfront consideration for the Pinion Acquisition consisted of $6.0 million in cash and the issuance of  5,500,000 Common Shares to Scorpio. The share consideration is subject to an orderly sale agreement and requires Scorpio to (i) vote its Common Shares as recommended by management for a period of two years, and (ii) provide us with ten business days' advance notice of its proposed sale of any Common Shares during which period we shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such Shares, failing which Scorpio will be entitled to sell such Shares without further notice to us for an additional 10 business days.  In addition, Scorpio is to receive an additional cash payment of $2.5 million on or before March 5, 2015, which payment is secured by a mortgage back over, inter alia, the Pinion Deposit from us. If we delineate a NI 43-101 compliant resource at Pinion which exceeds one million ounces of gold, we will issue Scorpio a further 1,250,000 Common Shares, subject to the orderly sale agreement.

Additional cash consideration ranging from $1.5 million to $3.0 million will be payable to Scorpio if we enter into a transaction whereby we sell a significant portion of our Common Shares or assets while we hold an interest in the Pinion property for consideration exceeding $100.0 million.

In addition to the Railroad-Pinion Project, we hold or control a 100% interest in the Crescent Valley North ("CVN") and Camp Douglas projects located in north central Nevada, both early stage gold exploration projects. No additional work is currently contemplated for the CVN and Camp Douglas Projects pending our raising sufficient capital to carry out further drilling and exploration work.

Our current and anticipated future operations, including, if warranted, development activities and commencement of production on our properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that we obtain permits from various governmental agencies.  We believe we are in substantial compliance with all material laws and regulations which currently apply to our activities. There can be no assurance, however, that all permits which we may require for future exploration and, if warranted, development of mining facilities and conducting of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which we might undertake.

We have obtained all necessary permits and authorizations required for our current exploration program.  We have had no material costs related to compliance or permits in recent years, and anticipate no material costs in 2014.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in a cessation of all or certain of our operations.  See Item 3D “Risk Factors.”

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in exploration and mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in our capital expenditures or delays in the exploration and development of our mining properties. See Item 4D “Property, Plants and Equipment-Government Regulation.”

Our workforce consists of our principal officers and consultants who have extensive experience in the mineral exploration industry.  Outside members of our Board of Directors are experienced in mineral exploration and finance.  See Item 6. “Directors, Senior Management and Employees.”   As operations require, we also retain geologists, engineers, and other consultants on a per diem basis in Vancouver and Nevada and in the field at our Railroad-Pinion, CVN and Camp Douglas Projects in Nevada.

C.	Organizational Structure

We have four wholly-owned subsidiaries: JKR Gold Resources, Inc. (“JKR”), JKR Gold Resources (USA) Inc. (“JKR US”), JMD Exploration Corp. (“JMD”) and Gold Standard Ventures (US) Inc., formerly JDM Exploration (USA) Corp. (“GSV US”), which were acquired as part of the Arrangement.

JKR is a private company incorporated in British Columbia and holds all of the issued and outstanding shares in the capital stock of JKR USA and JMD. JKR US is a private company incorporated in Nevada and holds our interest in the CVN Project.  JMD is a private company incorporated in British Columbia and holds all of the shares of GSV US. GSV US is a private company incorporated in Nevada and holds our  interest in the Railroad-Pinion Project and the Camp Douglas Project.

The following chart illustrates the inter-corporate relationships between us and our subsidiaries as of March 31, 2014.

(1)
Other than holding the shares of GSV US, JMD does not carry on any active business. In order to simplify our corporate structure and reduce ongoing administrative and accounting expenses, we intend to wind-up this subsidiary and transfer the shares of GSV US to JKR.

D.	Property, Plants and Equipment

Our exploration properties consist of the Railroad-Pinion Project in Elko County, Nevada, the CVN Project in Eureka County Nevada and the Camp Douglas Project in Mineral County, Nevada.  Our main objective is to carry out the Phase 1 work program recommended in the Railroad-Pinion Report, including drilling a variety of targets across the Railroad-Pinion Project, including the North Bullion and Pinion Deposits.  Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further density and metallurgical test work along with geological modeling leading to resource estimation and preliminary engineering and environmental studies.  The total Phase I budget for the Railroad-Pinion Project is US$16.78 million.  We have budgeted US$700,000 in the current year for drilling based on our current cash position.  See “Railroad-Pinion Project, Elko County Nevada-Exploration” below.

No additional work is currently contemplated for the CVN or Camp Douglas Projects pending our ability to raise sufficient capital to carry out further drilling and exploration work.  See “CVN Project, Eureka County, Nevada” and “Camp Douglas Project-Mineral County, Nevada” below.

The map below shows the general locations of our three mineral projects in the State of Nevada.

Railroad-Pinion Project, Elko County, Nevada

We control, indirectly through GSV US and subject to underlying royalties, a significant and largely contiguous land position totaling about 28,553 gross acres (11,555 hectares) of subsurface mineral rights with a total of 14,588 acres owned 100% by us as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands in Elko County, Nevada referred to as the Railroad-Pinion Project. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geologic and stratigraphic setting situated at the southeast end of the Carlin Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada.  More than 40 separate gold deposits have been delineated along the Carlin Trend in dome-shaped geological complexes where past production, reserves and resources exceeds 100 million ounces of gold.  The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped “window” on the Carlin Trend.  The following is an interpretive illustration of a longitudinal section of the "Four Windows" on the Carlin Trend. (1)

Carlin Gold Trend, Nevada
Longitudinal Section - The "Four Windows"
(looking southwestward)
SE
NW
Railroad Dome (window)
Rain Dome (window)
Rain district
Maggie Creek Dome (window)
Richmond Dome/Tuscarora Spur (window)
Pinion deposit
Pod deposit
North Bullion deposit (new discovery)
Scale in miles
0 5 10
0 10 15km
Gold Quarry
Mike
Carlin-Leeville
Genesis-Goldstrike-Meikle
elevation above mean sea level in feet
6000ft
4000ft
2000ft
0ft
-2000ft
Ti
Ki
Little Boulder Basin drill intercepts
Rock Explanation
Quaternary alluvium
Post-mineral volcanics
Mississippian overlap (mollasse)
Mid-Mississippian (Antler) thrust plate Devonian Rodeo Creek and upper plate Woodruff and Ordovician Vinini clastics
Mississippian clastics (flysch)
Devonian & Silurian permissive carbonates
Silurian and Ordovician non-permissive carbonates and clastic rocks
Jurassic intrusive
Jurassic and Tertiary mafic intrusive
known gold deposits
theorized localities for unknown deposits
Cretaceous intrusive
Early Tertiary intrusive (gold event)
modified from Dave Mathewson, 2002

(1)
The existence of major gold deposits on properties adjacent to or in close proximity with the Railroad-Pinion Project is not necessarily indicative of the level of gold mineralization on the Railroad-Pinion Project.

Background

In 2010, we acquired our initial interest in the Railroad portion of the Railroad-Pinion Project (the "Railroad Project") pursuant to the Arrangement with JKR as more particularly described under "JKR Arrangement” in Item 4A above.  As a result of the Arrangement, we acquired control of an initial 480 unpatented lode mining claims and 25 patented lode claims covering approximately 9,064 acres (14.2 square miles) (the “Original Railroad Claims”).  JKR had previously acquired the Original Railroad Claims on an arm’s length basis in November 2009 from JMD in exchange for 650,000 common shares of JKR (which JKR shares were subsequently exchanged, on a one for one basis, for 650,000 Common Shares pursuant to the Arrangement) and cash and interest payments totaling US$2,965,000 and CDN$90,109, respectively, to various arm’s length parties in satisfaction of outstanding indebtedness incurred by JMD in connection with its acquisition of the claims.

At the time of the Arrangement, the Railroad District was characterized by fragment land ownership.  Since that time, we have worked to consolidate, by way of location, purchase and lease, the Railroad District under common ownership or control.  See “Minerals Lease and Agreement with Newmont Mining Corporation”, "Pinion and Pereira Leases" and "Acquisition of Remaining Interest in Pinion Deposit" below.

Commencing in late 2011 and throughout 2012, we entered into the Pinion Leases to acquire control over strategic sections of land adjacent to and south of the Original Railroad Claims in Elko County, Nevada.  In November  2012, we entered into the Pereira Lease with Pereira Family, LLC granting to us exclusive right to explore, mine and develop varying percentage holdings within the Pinion Project, including 2,280 net mineral acres of land both within and contiguous to the south of the Railroad Project in Elko County, Nevada.  We also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinion Districts critical to future exploration and development. The combination of the Pereira Lease and the Pinion Leases give us effective control over strategic sections of land located throughout the Railroad and Pinion Districts, including control over approximately 51% of the Pinion Deposit. See "Pinion and Pereira Leases" below.

On March 5, 2014, we acquired the remaining interests in the Pinion Deposit from Scorpio, thus effectively completing our consolidation of the Railroad District and the "fourth window" of the Carlin Trend under our ownership or control.  See "Acquisition of Remaining Interest in Pinion Deposit" below.

Location and Property

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District at the southeast end of the Carlin Trend, a northwest-southwest trending belt of gold mines and deposits in northern Nevada.  The Project is located in north-central Nevada approximately 275 road miles (442 km) west of Salt Lake City, Utah, 290 road miles (467 km) east of Reno, Nevada and between 8 and 18 miles (13 km) south of Interstate 80, a four lane, east-west, transcontinental highway that serves as the primary highway in northern Nevada.  See Project Location map below.

Carlin Mine
Gold Quarry Mine
Carlin
Carlin Trend
Rain Mine
Emigrant
Deposit
Railroad
Project
Carlin Trend
Pinion
Project
RAILROAD
PROJECT
PROPERTY LOCATION
GSV Gold Standard
Railroad Project Area
RailRoad_2014_N27Z11M.dwg
March 25, 2014
GSV Railroad & Pinion Projects, Location Map
Mineral Interests
0 MILES 4

Primary access to the Railroad-Pinion Project is by a series of paved and gravel roads from Elko, Nevada (population 18,300).  The Railroad Project area can be reached by travelling westbound from Elko for 20 miles (32 km) on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 15 miles (24 km).  At Ferdelford Canyon an all-weather, 15 mile-long (24 km) gravel road leads east to the Railroad Project.  The Pinion Project area is similarly accessed east from Highway 278 along a gravel road located immediately north of Trout Creek. Alternatively, the Railroad-Pinion Project may be reached during the summer and autumn months by traveling 30 miles (48 km) southwestward from Elko, Nevada on the Bullion Road, a dirt/gravel road.  Historic and/or recently-created exploration roads combined with four-wheel drive tracks allow for access to many of the known target and prospect areas within the Railroad-Pinion Project.

Elko, Nevada has served as the northern Nevada exploration and mining center for more than half a century.  Elko is a full service community with a skilled and experienced labor force for the exploration and mining industry and a diverse selection of local/regional/international exploration and mining service companies including assay labs, suppliers, drilling contractors and heavy equipment vendors supporting the exploration and mining industry.

The Railroad-Pinion Project is also in the vicinity of large, active open pit and underground mines operated by Newmont and Barrick Gold Corp. which include fully operational mill complexes designed to treat oxide and/or carbon-sulfide refractory gold ores.

At the Railroad-Pinion Project, water is available proximal to the drilling operations and high voltage electrical transmission lines are located six miles from the project.  For communications, 3G cellular network is available in select locations. The Railroad-Pinion Project also has sufficient and appropriate sites to accommodate exploration and potential mining facilities, including waste rock disposal, and processing infrastructure.

Geological Setting and Mineralization

The greater Carlin Trend area occupied a passive continental margin during early and middle Paleozoic time, the time of deposition of the oldest rocks observed in the area. A westward-thickening wedge of sediments was deposited at and west of the continental margin, in which the eastern facies tend to be more silty and carbonate-rich (shelf and slope deposits, carbonate platform deposits) while the western facies are primarily fine-grained siliciclastic sediments (deeper basin deposits).  The Carlin Trend sits approximately at the shelf-slope break, although this break was not static over time.

In Late Devonian and Middle Mississippian time, east-west compression of the Antler Orogeny is traditionally believed to have caused folding and faulting, the most significant manifestation of which is the Roberts Mountain Thrust. This regional fault places western facies siliciclastic rocks (referred to as “allochthonous”) over eastern facies carbonate rocks (referred to as “autochthonous”) across the region. As the result of this tectonism, the Mississippian and Pennsylvanian “overlap assemblage” of clastic rocks was deposited across the region. Regional stratigraphy shows interleaved allocthonous and autochthonous late Paleozoic sediments in the Piñon Range although stratigraphic identification is complicated by epigenetic dolomite alteration typically associated with Carlin-type gold deposits overprinting the carbonate rocks.

Multiple igneous intrusions occur along the Carlin Trend with the oldest igneous rocks reported to be Late Triassic age.  Post-dating the Carlin-style gold mineralization are Miocene and younger volcanic rocks which blanket large areas of the region with lava flows, tuff beds and tuffaceous sediments.

Tertiary crustal thinning commenced in late Eocene and Miocene, approximately coeval with the onset of Miocene volcanism.  The extension is generally east-west directed and is manifested in the Basin and Range physiography.  The extensional faulting takes the form of normal block faulting which can evolve into listric normal faulting with progressively greater extension.  The significant consequence of extensional faulting is the dismemberment and tilting of preexisting features.

Several aspects of the geologic setting complicate gold exploration in northern Nevada.  The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks.  Because of this, most gold mineralization has been discovered where “windows” through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks close enough to surface to make exploration and production more economically feasible. The four "windows" of mineralization on the Carlin Trend from northwest to southeast are the Richmond Dome which includes the Meikle, Rodeo, Goldstrike, Deep Star, Genesis and Carlin gold deposits, the Maggie Creek Dome which includes the Mike, Tusc, and Gold Quarry gold deposits, the Rain Dome which includes the Rain, Northwest Rain, Tess, Saddle, and Emigrant gold deposits, and the Railroad Dome, which is currently the least explored domed intrusive center on the Carlin Trend and home to our Railroad-Pinion Project.

The Railroad District is underlain by large, Tertiary age, multi-phase intrusive complex. The stock is quartz monzonite with a later stage rhyolitic core and outcrops over less than a half of a square mile.  Numerous dikes are found adjacent to and peripheral from the Bullion Stock.

Four prominent high-angle fault directions have been identified including west-northwest, north-south, northwest and northeast-striking faults.  The north-south striking Bullion Fault Corridor separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range.  Northwest and west-northwest striking faults occur across the Railroad-Pinion Project. Drilling indicates that low-angle faults have juxtaposed Devonian age carbonates and Mississippian rocks with evidence of multiple episodes of low-angle faults.  These developed a tectonic stratigraphic setting with interleaved Devonian Devils Gate Formation and Webb Formation as well as Webb age equivalent rocks.

In the Central Bullion Target area is a westerly dipping sequence of Paleozoic rocks that are offset into numerous “distinct” blocks by west-northwest, north-south and northeast-striking faults.  The west-northwest trend appears to be the most important structural trend.  Fault bounded blocks appear to be affected by intrusion of the Bullion Stock and collapse of the magma chamber. Skarn occurs on the contact of the Bullion Stock and associated intrusive rocks along the Standing Elko dike corridor.

The geological setting of the Pinion Project area is the same as the adjacent and contiguous Railroad Project.  The Pinion Project lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The Carlin-type mineralization occurs at two prospects in the project area referred to as the Pinion and Dark Star prospects.  Mineralization is strongly controlled by the contact between the underlying Devonian Devils Gate Limestone and the overlying Mississippian Webb Formation fine grained clastic sediments.

Historical Exploration

The Railroad Mining District was intermittently active as a copper, lead, silver, zinc, and gold district from 1869 until the early 1960’s.  Modern exploration began in the late 1960’s.  Since that time fifteen companies have preceded us with district-wide exploration; completing fairly extensive surface mapping, geochemical sampling and drilling including at the Railroad Project the collection of 3,508 rock samples, 6,260 soil samples and the completion of 382 drill holes.

These historic holes were typically in the 400 to 500 foot depth range and terminated just below the zone of oxidation as it was typical in the 1980’s and 1990’s to seek only the more easily beneficiated oxide-related gold mineralization.  However, we are pursuing gold mineralization by drilling to greater depths, generally in the 1,000 to 1,800 foot deep range, as recent evidence indicates the Devils Gate Limestone, which lies directly below the more recognized Webb Formation, may in fact be a more important host for gold mineralization than the Webb Formation.  In addition, detailed gravity studies and core drilling had never been routinely and aggressively applied to exploration at Railroad.  We are effectively utilizing both in our search for the high-grade gold-bearing feeder zones that are common to Carlin Trend gold deposits within, and adjacent to, the large zones of low-grade mineralization that has been encountered in some drilling.

Exploration

Since 2010, we have explored the Railroad Project for Carlin-style gold mineralization through the execution of an aggressive and on-going, geologic model-driven exploration program that includes geological mapping, geochemical geophysical survey and drilling. This work has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization.  Currently, the Railroad Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion deposit; 2) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 3) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

From mid-2012 to date, we have drilled 65 holes for a total of 34,772 metres (114,082 feet); completed 46.4 line kilometers (28.8 line miles) of Controlled Source Audio-Frequency Magnetotelluric (CSAMT) surveys; collected 578 gravity readings; collected 2,295 rock geochemical samples; and completed the acquisition of additional lands.  Geological mapping, data compilation and interpretation along with other geological activities are in progress.

Thirteen target areas have been identified by us for additional exploration.  The targets are focused on gold, but also include silver, copper, lead and zinc.  To date, eight of these targets have been drilled by us and significant gold, silver and base metal mineralization has been intersected in holes from a variety of target areas on the Railroad Project. Drill results have confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion Target, and identified new mineralized zones at the Bald Mountain and Central Bullion Targets.

However, while we have drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets within the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion.

Although we have not conducted any exploration on the Pinion Project to date, the Pinion Project comes with a historic drill hole database of over 385 RC and core holes and a number of historic, non-NI 43-101 compliant historic resource calculations. The geological understanding of the Pinion mineralization from historic work indicates that the Pinion Deposit is similar in character to Newmont’s currently producing Emigrant mine located about 10 miles (16 kilometers) to the north. The Pinion Deposit occurs within the southern portion of the Bullion Fault Corridor, which also hosts our North Bullion discovery at the Railroad Project. Similar to the Emigrant deposit, the Pinion Deposit gold mineralization occurs in an oxidized collapse-style breccia developed along the Mississippian Webb Formation siltstone-mudstone contact with the underlying Devonian Devils Gate Formation limestone.  Based upon a detailed review of the historic Pinion drill hole database, the Pinion Deposit has grade similar in tenor to that of Newmont's Emigrant deposit, along with similar amounts of silver. The Pinion Deposit is significantly if not entirely oxidized in character and the northern portion of the deposit is exposed at surface. The authors of the Railroad-Pinion Report are of the opinion that the drill hole spacing, the overall density of drilling and the continuity of intersected gold mineralization for the Pinion Deposit is sufficient to conduct a NI 43-101 mineral resource estimate with the recovery of certain original drill hole data and further validation and confidence in the drill hole database. The proximity of and similarity of gold mineralization in the Pinion Deposit to the Emigrant deposit is not necessarily indicative of the gold mineralization in the Pinion Deposit.

The acquisition of the Pinion Deposit and surrounding area represents an important near surface exploration target. The Carlin Trend has four erosional windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. The Railroad-Pinion Project is the last of these windows to be explored and potentially developed.  However, there are currently no known mineral resources or reserves on the Railroad-Pinion Project and, to date, we have not carried out a preliminary economic assessment or other study thereon.  It is uncertain if further exploration will result in the Pinion Deposit, the North Bullion Deposit or other targets within the Railroad-Pinion Project being delineated as a mineral resource.

Commencing in May 2014, we intend to begin Phase 1 of the work program on the Railroad-Pinion Project recommended in the Railroad-Pinion Report.  Phase 1 includes a total of 156,000 feet (47,550 m) of a combination of RC and core drilling at a variety of targets across the Railroad-Pinion Project area for a total cost of $14,175,000. Other recommended property wide activities include geological mapping, geochemical sampling, ground and airborne geophysical surveys, further density and metallurgical test work along with geological modeling leading to resource estimation and preliminary engineering and environmental studies. The estimated cost to conduct these studies is $1,075,000 and along with a contingency of 10%, yields an overall budget to complete the recommended work of $16,775,000.  As of March 31, 2014, we had cash on hand of approximately $2,406,586 and a working capital position of approximately $2,229,847.  While such cash position will enable us to carry out a small portion of the recommended Phase 1 work program on the Railroad-Pinion Project, we will require additional capital to fund the full cost of Phase 1.  There are no assurances that we will be able to raise the necessary capital to complete the Phase 1 work program on the Railroad-Pinion Project in a timely fashion on reasonably commercial terms or at all.  See Item 4A “History and Development of the Company – Recent Financings” and Item 3D "Risk Factors".

At present, we control sufficient ground and have sufficient permitting to access the Railroad-Pinion Project and continue future exploration programs.  We are not aware of any significant factors or risks which will limit our right or ability to perform work on the Railroad-Pinion Project.

Royalties and Other Payments

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard net (or gross) smelter return (NSR or GSR) agreements or net profit interest (NPI) agreements. A summary of the currently active NSR and NPI encumbrances for the Railroad-Pinion Project are provided on Figures 4D.1 and 4D.2 extracted from the Railroad-Pinion Report below.

We hold our subsurface mineral interests subject to certain production royalties, with various buy down provisions as follows:

•	1% NSR to Aladdin Sweepstake Consolidated Mining Company on the Original Railroad Claims acquired pursuant to the Arrangement.
•	1% NSR to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the Original Railroad Claims acquired pursuant to the Arrangement.
•	1½% Mineral Production Royalty to Kennecott Holdings Corporation on claims noted as the Selco Group.
•	5% NSR to the owners of the undivided private mineral interests.

Figure 4D.1: Property Map Summarizing the Railroad – Pinion Net Smelter Royalty Encumbrances.

North Bullion
Railroad
Pinion
Dark Star
Railroad Project
Pinion Project
T31N
T30N
T29N
R52E
R53E
R54E
Net Smelter Return Royalties
0%
.1 thru 2%
2.1 thru 4%
4.1 thru 5%
Unspecified Royalty or Partial Non GSV Mineral Interests
Railroad & Pinion Project Boundaries
GSV Gold Standard
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 25, 2014
Scale 1:84,000 1" = 7,000'
FEET
0
7000'
N

GSV Railroad and Pinion Projects
Net Smelter Royalty Encumbrances

Figure 4D.2: Property Map Summarizing the Railroad – Pinion Net Profit Royalty Encumbrances.

North Bullion
Railroad
Railroad Project
Pinion Project
Pinion
Dark Star
T31N
T30N
T29N
R52E
R53E
R54E

Net Profit Royalties

GSV Railroad and Pinion Projects
Net Profit Royalty Encumbrances

5% NPI on 50% Not to Exceed 2.5% NPI on 100%
Unspecified NPI Royalty
Railroad & Pinion Project Boundaries

Scale 1:84,000 1" = 7,000'
FEET

GSV Gold Standard Ventures Corp
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 25, 2014

Minerals Lease and Agreement with Newmont Mining Corporation

In April 2011, we entered into a “Minerals Lease and Agreement” to lease four sections of land totalling 2,560 acres (the “Newmont Lease”) from Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation (“Newmont”).  Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% net smelter royalty (NSR). The Newmont Lease, which forms part of the Railroad-Pinion Project, lies between the Rain mining district to the north and the Railroad district controlled by us.  Our North Bullion fault target is immediately south and east of the east flank of the Newmont Lease.  Under the terms of the Newmont Lease, we are subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years, of which approximately US$1,118,756 has been incurred to date.

Newmont has a first back-in right exercisable on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the Newmont Lease by incurring expenditures totalling 150% of our expenditures. If Newmont fails to exercise its first back-in right, it will deed the claims and assign the leases on the fee lands to us in exchange for a royalty deed conveying a 3% net smelter return royalty on the claims and a 1% net smelter return royalty on the fee lands to Newmont. Any royalty payable to Newmont would be net of any underlying royalties, subject to a minimum 1% net smelter return royalty.  If Newmont exercises its first back-in right, it will be entitled to a second back-in right to earn an additional 19% interest in the Newmont Lease (70% in total) by expending an additional 100% of our expenditures.  Upon completion of the second back-in right, we will enter into a joint venture with Newmont for further exploration and development of the Newmont Lease on the basis of a 70% interest to Newmont and 30% interest to us.

Pinion and Pereira Leases

Commencing in late 2011 and throughout 2012, we entered into the Pinion Leases with various land holders encompassing key sections of mineral rights and lands in Elko County, Nevada adjacent to and south of the Original Railroad Claims in the Railroad and Pinion Districts of Nevada.

Generally speaking, the Pinion Leases grant to us the exclusive right to explore, mine and develop the underlying claims for a minimum of 10 years by making the required annual lease payments and/or minimum advance royalty payments, with the right to extend the term of the lease for an additional term of 10 years or, in some cases, indefinitely if we are conducting commercial mining operations on the claims. In certain cases, we have the right to purchase, subject to certain royalties, the underlying claims outright upon payment of a lump sum amount exercisable prior to the commencement of commercial production.

In November  2012, we entered into the Pereira Lease with Pereira Family, LLC (“Pereira”) granting us exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinion District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Railroad Project in Elko County, Nevada.  We also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinion Districts critical to future exploration and development.

The Pereira Lease is for an initial term of 12 years and is subject to an initial cash payment of US$1,000,000 (paid), of which 70% is creditable against the Purchase Option (as hereinafter defined), and annual lease payments of US$175,000 per year, subject to yearly increases of 5%. The Pereira Lease is also subject to annual exploration expenditures of US$500,000 in the first year, US$750,000 in the second year and US$1,000,000 in each year thereafter until commercial mining commences on the property.  Provided that it is not in default, we shall have the right to extend the Pereira Lease for a further term of 10 years (the “Additional Term”) upon payment to Pereira of an extension fee of US$1,000,000 and annual lease payments of US$500,000 during each year of the Additional Term, subject to yearly increases of 5%.  The Pereira Lease is also subject to a production royalty (the “Pereira Royalty”) equal to 5% net smelter returns (“NRS”) in favour of Pereira, subject to our right to buy-down up to 3% of the 5% NSR for a cash payment equal to US$3,500,000 during years 1 to 6 of the Pereira Lease and US$7,000,000 during years 7 to 12 of the Pereira Lease. Prior to commencement of commercial production and provided that we are not in default, we shall have the right and option to purchase the property (the “Purchase Option”) from Pereira for a purchase price of US$25,000,000, subject to a remaining 2% NRS in favour of Pereira.  If we exercise the Purchase Option, 70% of all annual cash lease payments previously paid to Pereira by us shall be credited against the Pereira Royalty. We have the right to terminate the Pereira Lease, at any time after the third anniversary, upon payment to Pereira of a cash amount equal to the following two years’ lease payments.

The Pereira Lease, together with the Pinion Leases, grant to us control over strategic sections located throughout the Railroad and Pinion Districts, including control over approximately 51% of Pinion Section 27 which contains the bulk of the historic Pinion Deposit.

Acquisition of Remaining Interest in the Pinion Deposit

On March 5, 2014, we acquired all of the right, title and interest of Scorpio Gold (US) Corporation, a wholly-owned subsidiary of Scorpio Gold Corporation (TSXV: SGN) (collectively "Scorpio") in and to (i) certain unpatented mining claims and control over certain fee lands and/or mineral interests in the Pinion Mining District in Elko County, Nevada contiguous to the south of our Railroad Project (the "Pinion Properties") and (ii) two leases in Section 33 of Township 31 North, Range 53 East, MDM, Elko County, Nevada within the boundaries of our Railroad Project, (the "Section 33 Leases" and collectively with the Pinion Properties, the "Scorpio Property") in consideration for an upfront purchase price (the "Purchase Price") of $6,000,000 cash, 5,500,000 Common Shares (the "Initial Shares") and a promissory note in the principal amount of $2,500,000 (the "Scorpio Note").  The Scorpio Note bears interest at the rate of 3% per annum and is for a term of one year maturing on March 5, 2015. The Scorpio Note is also secured by a deed of trust (i.e. mortgage) over the Pinion Properties from us to Scorpio. For additional information about the acquisition of the Scorpio Property, see Item 4B “Business Overview.”

As part of our acquisition of the Scorpio Property, we have also assumed additional ongoing lease payments of approximately US$47,931 per annum in 2014 and escalating to US$49,090 in year 2017 and thereafter.

The acquisition of the Pinion and Pereira Leases and the Scorpio Property constitute a strategic acquisition for the purpose of developing new target opportunities and grant us control over certain key sections within the Railroad and Pinion Districts including approximately 640 acres of the historic Pinion Deposit.

CVN Project, Eureka County, Nevada

We control, indirectly through JKR US and subject to underlying royalties, a 100% interest in the CVN Project, an early stage exploration gold prospect covering approximately 15,524 net acres of located claims in Elko and Eureka Counties, Nevada.  Grouped within the CVN Project is the East Bailey prospect covering approximately 10,445 acres (4,227 hectares) of unpatented lode mining claims.  Approximately 10 to 15 miles south of the Railroad Project, East Bailey is an early stage prospect within a similar geological setting to Railroad with about 40 historical holes, including approximately 25 drilled by Newmont Mining Corporation in 1997 and 1998.  Geological similarities with the Railroad Project include the presence of the Devils Gate-Webb contact at shallow depths, an unexposed but drilled intrusive center of probable Early Tertiary age and widespread alteration and geochemistry indicative of an epithermal-style, sedimentary-hosted gold system.

Background

We acquired the majority of the CVN Project from Aurelio Resource Corporation ("Aurelio"), an arm's length third party, pursuant to the exercise of an option to purchase agreement dated August 31, 2009 in consideration for US$216,657 cash, 600,000 Common Shares and a work commitment of US$1,500,000.

The CVN Project was initially comprised of four mining leases (the "CVN Leases") covering a total of 274 unpatented mining claims situated in Elko and Eureka Counties, Nevada, subject to a 1% net smelter return royalty in favor of Aurelio and certain underlying royalties to the holders of the CVN Leases as described below.  In August 2013, we terminated the KM/RC mining lease with respect to 91 unpatented lode mining claims comprising approximately 1,880 net acres of land in Elko County, Nevada due to a lack of encouraging exploration results incurring in a write down of exploration and evaluation assets of $133,189 associated with the CVN Project for the year ended December 31, 2013.

Location and Property

The CVN Project is located about 15 miles southwest of the town of Carlin, Nevada.  Access to the property is via 8 to 15 miles of dirt road south from Palisade Exit 271 off US Hwy 80 or 10.5 miles of dirt road southwest from State Route 278 at the turn-off to the old town site of Palisade. Road access within the claim block is moderately good and dependent upon weather and seasonal conditions. Relatively good cross-country access exists along the flanks of the hills in the area.  The drilling season is May to December, but can be extended to all-year around with track-mounted drills for portions of the property.   Drive time is about one hour between Elko, Nevada, and the property via the State Route 278 access.

The CVN-Safford belt of mineralization is an 8 mile long, north-south trending zone of gold and silver mineralization located between the Carlin and Battle Mountain-Eureka gold trends within a region noted for bonanza gold and silver mineral occurrences. Bonanza grades of historically mined silver characterize the northern property area.  Large, banded, potentially gold-bearing quartz veins characterize the southern portion of the property. A limited amount of exploration has been conducted in this region and on the CVN-Safford properties themselves.  In 2004, Bullion River Gold drilled five reverse circulation (RC) holes in the southern portion of the corridor.  In 2010, we completed one core hole in the southern portion of the property and in 2010-2011 drilled two core holes in the northern, Safford, portion of the property.

The map below shows the location of the CVN Project in Eureka County, Nevada.

Newmont Mining Company and several junior exploration companies have claimed the area of the CVN claims and the northern Cortez Range since the early 1990s.  In the early 1990s Newmont staked the northern Cortez Range from Safford Canyon south to Thomas Creek.  After Newmont dropped their claims, WFW Resources LLC located claims in what is now the CVN block in 1993 and in 1996.  Low gold prices in 1997 led to WFW dropping the claims.  KM Exploration Ltd. staked the 172 CVN claims in 2002 and leased them to Bullion River Gold Corporation in 2003.  Bullion River drilled five reverse circulation holes in 2004, then terminated their lease. Tone Resources leased the claims in 2005 and terminated the lease in 2006.  In 2007, Gold Run Inc. leased the claims, contracted a technical report that characterized the range-front veins, collected 226 scoop samples, and permitted, but did not drill, five drill sites.  Gold Run dropped their lease in 2008.  Also in 2008, SY Resources Acquisition, Inc. leased the property from KM Exploration in August and assigned the lease to C3 Resources Inc. in September.  During the autumn of 2008, C3 mapped and rock chip sampled the vein zones on the claim block.  In February 2009, David C. Mathewson, currently our Vice President-Exploration,  acquired ownership of the CVN claims from KM Exploration; though the claims remained under lease to C3 Resources.  Aurelio acquired C3’s lease in June 2009 and, in September 2009, it signed a purchase option agreement whereby we, through our subsidiary JKR, acquired, subject to underlying royalties, a 100% interest in the CVN leases.

A small amount of silver mining occurred on the Safford portion of the property in the late 1800’s.  Production is not well known, but obviously limited.  Silver grades of ore shipped from the property were reported to be about 50 ounces to the ton.

Intermediate to felsic volcanic and fine-grained intrusive rocks of the Jurassic Iron Blossom Mountain complex underlie the CVN claims and host the epithermal chalcedonic quartz and calcite veins that crop out along the western range front. These veins, their projections, and possible additional veins under pediment cover west of the range front are the principal exploration targets. A secondary target hosted in the Jurassic igneous complex on the southwest side of Iron Blossom Mountain has similarities to some iron oxide-copper-gold deposits.

The CVN claim block hosts two styles of mineralization, epithermal chalcedony/quartz veins and iron oxide-copper-gold. Extensive exposures of chalcedony veining along the range front prompted the staking of the claims. The veining forms discontinuous croppings along the range front for about 2 miles. Individual croppings are up to 700 feet long and 100 feet wide. The general trend of the main veining is N15°W with westerly dips of 45° to 80°. The veining may occupy a range-front fault structure zone with similar attitude. Drill holes intersected zones of chalcedony veins up to 150 feet thick 600 to 800 feet on down-dip projection from major vein croppings. Vein textures and reconnaissance scoop samples of colluvial soil and rock first identified potential for gold mineralization in the vein system, and this was confirmed by rock chip samples.

We are seeking to discover bonanza-type gold and silver deposits along the range-margin and beneath flanking gravel covered areas.

Power is available from within 5 miles of the CVN property, and the Humboldt River is less than ½ mile from the northern boundary of the property.

There is no equipment, infrastructure or other facilities on the CVN Project.  We contract out drilling and all equipment is removed when drilling is completed.

Exploration Program

During 2012, our work on the CVN Project consisted primarily of target assessment including mapping and geological and geochemical studies and assessment. We also completed a preliminary three hole RC drill program totaling approximately 7,600 feet to test the structural zone at the Robinson target, a gold prospect opportunity, approximately 6 miles south of the Railroad Project. Drill results indicate that favorable host rocks are at excessive depths and that gold and associated trace elements are either below detection limits or at trace levels.

Save for lease payments and minor consulting and geological work, we did not carry out any significant exploration work on the CVN Project during 2013.  Further exploration work on the CVN Project is essentially on hold pending the raising of sufficient capital by us to conduct further drilling.

Excluding claim maintenance fees, property acquisition costs and lease payments, as of December 31, 2013, we had incurred approximately $1,682,387 (December 31, 2012 - $1,610,734) in exploration expenses on the CVN Project.

Royalties and Other Payments

The following is a summary of the underlying lease and royalty payments due to the holders of the three remaining CVN Leases:

CVN Leases	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 between David Mathewson (1), as lessor, and Aurelio, as lessee (the “Mathewson Lease”) with respect to 172 unpatented mining claims located in Eureka County, Nevada

US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period.

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining lease dated November 30, 2006 between WFW Resources, LLC, as lessor, and Aurelio, as lessee (the “WFW Lease”) with respect to 44 unpatented lode mining claims situated in Eureka County, Nevada
Until production is achieved, $6,000 in year 1, US$12,500 in years 2 to 6, US$17,500 in years 7 to 11 plus adjustments for consumer price index (CPI) for year 11 thereafter.
Lessee has option to buy out all claims under WFW Lease for US$20,000 per claim at any time during term of lease, subject to underlying royalty to lessor.

3% NRS, provided that lessee may purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$1,500,000 and US$7,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd.,(2) as lessor, and Aurelio, as lessee (the “KM/IC Lease”) with respect to 88 unpatented lode mining claims situated in Elko County, Nevada

Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

(1)
Mr. Mathewson was appointed Vice-President, Exploration of JKR on September 1, 2009, following JKR’s acquisition of the CVN option from Aurelio on August 31, 2009. Mr. Mathewson subsequently became a director and our Vice-President, Exploration in conjunction with the completion of the Arrangement.

(2)	KM Exploration Ltd. is beneficially owned by Mr. Mathewson.

Lease payments associated with the CVN Leases are as follows:

CVN Lease	Mathewson	WFW	KM/IC	KM/RC	Total
Anniversary Date	August 25, 2008	November 30, 2006	August 25, 2008	August 25, 2008

2009	US$35,000	US$12,500	US$25,000	US$25,000	US$97,500	(paid)
2010	US$40,000	US$12,500	US$30,000	US$30,000	US$112,500	(paid)
2011	US$45,000	US$12,500	US$35,000	US$35,000	US$127,500	(paid)
2012	US$50,000	US$17,500	US$40,000	US$40,000	US$147,500	(paid)
2013	US$55,000	US$17,500	US$45,000	-	US$117,500	(paid)
2014	US$60,000	US$17,500	US$50,000	-	US$127,500
Onward	US$60,000	US$17,500	US$50,000	-	US$127,500

In August 2011, we entered into two additional mine lease agreements to acquire a 100% undivided interest in certain claims adjacent to or in close proximity of the CVN Leases for a lease term of 10 years subject to total annual lease payments in US$ as follows:

Year
2011	US$20,000	(paid)
2012	US$20,000	(paid)
2013	US$30,000	(paid)
2014	US$40,000
2015	US$50,000
2016-2020	US$60,000

Each lease includes an option to purchase the underlying claims prior to commencement of any mining activities for US$1.5 million and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The annual lease payments are due on the anniversary date of each lease agreement in order to keep the exploration rights in good standing.

In April 2012, we entered into a surface use agreement covering approximately 552 acres of the CVN Project with a primary term of ten years, but will continue thereafter as long as we own or control properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

In July 2012, we entered into a mining lease agreement to lease a 100% interest in certain unpatented mining claims for a period of ten years. We paid US$20,000 upon execution of the agreement and are required to make annual lease payments of US$25,000 in year two increasing to US$50,000 in years six to nine. We have the option to purchase the property for US$2,000,000 and must purchase the property prior to commencing production, subject to a 3% NSR with a buy-down option of 1% for US$1,000,000 in year five and a further 1% for US$2,000,000 in year eight. We have the option to extend the lease for an additional ten years with annual lease payments of US$60,000 increasing to US$100,000.

Camp Douglas Project, Mineral County, Nevada

Effective August 1, 2010, we, indirectly through GSV US, entered into a mining lease and option to purchase agreement (the “Diversified Lease”) with Diversified Inholdings, LLC, a Nevada company (“Diversified”), to acquire, subject to a 4% net smelter return royalty (the “Diversified Royalty”), the exclusive right and option (the “Diversified Option”) to purchase a 100% undivided interest in the Camp Douglas Project comprised of 177 unpatented mineral claims and 80 acres of fee lands comprising approximately 3,329 acres in the Walker Lane Trend in Mineral County, Nevada (the “Camp Douglas Project”).  On May 15, 2012, pursuant to the First Amendment of the Diversified Lease, we acquired control over an additional 100 unpatented mineral claims covering approximately 1,697 net acres increasing the overall size of the Camp Douglas Project to 277 unpatented mineral claims and 80 acres of fee land encompassing a total of 5,026 acres.

Location and Property

The Camp Douglas Project is located about six to eight miles southwest of the town of Mina, Nevada and US Hwy 95.  Access to the property is via maintained gravel and dirt roads suitable for small to medium-size trucks.  Road access within the claim block is moderately good and somewhat dependent upon weather and seasonal conditions.  Weather and road conditions in this area allow for almost all year around access.  Drive time to the property from Mina, Nevada is about 15 to 20 minutes. Power and water are available from Mina, Nevada.

The  Camp Douglas property is located within the northwest trending Walker Lane mineral belt that includes such notable gold and silver  camps as the Comstock, Paradise Peak, Borealis, Tonopah and Goldfield.  It has a similar geologic environment to several Walter Lane deposits.

The map below shows the location of the Camp Douglas Project in Mineral County, Nevada. (1)

(1)	The close proximity of the Camp Douglas Project to other large mineral deposits within the Walker Lane Trend is not necessarily indicative of the mineralization within the Camp Douglas Project.

The host rocks are volcanic rocks mostly of middle Tertiary age, which overlie Upper Paleozoic and Mesozoic clastic rock units.   Gold and silver mineralization occurs in discrete vein zones and in disseminated style within the wallrocks.  The age of mineralization is believed to be Miocene in the range of 10 to 14 mya.

The East Camp Douglas is primarily a low-sulfidation, quartz-adularia bonanza-vein opportunity.

Exploration

A 30 hole notice of intent has been approved by the Bureau of Land Management and we have posted a reclamation bond for the Camp Douglas Project. During 2012, we completed an initial 12 core hole drill program totaling approximately 9,953 feet to evaluate multiple targets delineated from, inter alia, our  analysis of historical drill data and preliminary geological work and sampling including a detailed dipole IP survey.

Highlights from the 2012 drill program include (1):

•
ECD12-001:  30 feet at 1.01 ppm Au at the surface (0 ft to 30 ft) and 539.5 ft to 562 ft = 22.5 ft at 5.72 ppm Au including the best individual sample, 539.5 ft to 543.5 ft at 8.70 ppm Au. The lower intercept is in a zone of continuous mineralization marred by no-recovery intervals.  Neglecting the no-recovery intervals, the intercept could be approximately 100 ft at 1.78 ppm Au.

•
ECD12-003:  Long lower-grade intercepts:  375 ft to 425 ft = 50 ft at 0.73 ppm Au and 470 ft to 510 ft = 40 ft at 0.46 ppm Au.  These are part of a longer interval 315 ft to 515 ft (200 ft.) where every sample has anomalous gold.

•
ECD12-012:   Drilled to follow up the results of ECD12-003. 155 ft to175 ft = 20 ft. at 2.00 ppm Au, and 190 ft to 205 ft = 15 ft. at 1.44 ppm Au.  These are part of a longer interval 150 ft to 220 ft (70 ft.) where every sample has anomalous gold.

•
ECD12-004:  Has many short intervals of moderate grade, but the real interest here is the lengthy interval of anomalous gold:  375 ft. through the silica-clay lithocap with nearly continuous anomalous gold.

(1)	These drill hole assays represent weighted averages only as existing data is insufficient to determine true widths on mineralized zones.

The cost of the initial drill program was approximately $2,425,824, of which approximately $1,600,491 was direct drilling cost.  The balance of the expenditures consisted of, among other things, geological, sampling and processing costs, consulting fees, data analysis and equipment charges.

In the first quarter of 2013, we completed a gravity survey over the Camp Douglas Project at the recommendation of Wright Geophysics in order to provide basement depth definition for identification of major, potential mineralized structures within the prospective volcanic rock package. One such structure was identified and this structure coincides with the two best intercept holes drilled in 2012: ECD12-001 and ECD12-003.

No additional follow-up drilling is planned for the Camp Douglas Project at this time.

Royalties and Other Payments

The Diversified Lease is for an initial term of 20 years commencing August 1, 2010 and expiring August 1, 2030, subject to our right to extend the initial term for additional one year periods provided that we are in good standing with respect to, inter alia, our annual lease payments and work commitments. The Diversified Lease is subject to annual escalating lease payments of US$45,000 on August 1, 2010 (paid) increasing annually to US$100,000 on August 1, 2017 and every year thereafter (subject to further annual increases based on the U.S. Consumer Price Index) and annual escalating minimum work expenditures of US$25,000 in year 1 and increasing annually to US$200,000 in year 8 and every year thereafter (subject to further annual increases based on the US Consumer Price Index).  We are also responsible for payment of all federal BLM claim maintenance fees, state and county recording fees and taxes to maintain the Camp Douglas Project in good standing during the term of the Diversified Lease. We must also complete a technical report on the Camp Douglas Project in compliance with NI 43-101 on or before the 4th anniversary of the Diversified Lease.  At such time as we commit to commence development of a mine or mining on the Camp Douglas Project and complete a positive feasibility study therefor, we shall be entitled to exercise the Diversified Option and purchase, subject to the Diversified Royalty, a 100% undivided interest in the Camp Douglas Project for a cash payment of US$100,000. Upon exercise of the Diversified Option, the cumulative annual cash lease payments paid by us to Diversified during the term of the Diversified Lease shall be credited against the Diversified Royalty.

We may terminate the Diversified Lease at any time upon three months advance written notice to Diversified provided that if we elect to terminate the Diversified Lease less than three months prior to the deadline for performance of annual assessment work or payment of annual maintenance fees for the upcoming assessment year, we will be responsible for the performance and/or payment of such annual assessment work or fees for such upcoming assessment year.

In the event of our default or failure to comply with any terms or conditions of the Diversified Lease, Diversified shall have the right to terminate the Diversified Lease for (1) the failure to make a cash payment when due if we do not remedy such failure within 15 days following receipt of notice of default from Diversified and (2) a non-monetary default if we fail to remedy such default within 30 days following receipt of notice of default from Diversified.

Summary of Exploration Activities

For the year ended December 31, 2013, we incurred $11,056,629 in deferred exploration and development costs compared to $25,039,145 for the corresponding year ended December 31, 2012.

The following is a breakdown of the material components of our deferred exploration and development costs, on a property by property basis, for the years ended December 31, 2013 and December 31, 2012:

	Crescent Valley	Railroad	Pinion	Camp Douglas	Total
	$	$	$	$	$

Year Ended December 31, 2013

Exploration expenses
Claim maintenance fees	124,125	94,884	11,258	45,034	275,301
Consulting	35,501	992,660	57,610	25,093	1,110,864
Data analysis	-	58,328	34,118	287	92,733
Drilling	-	6,134,695	427,755	-	6,562,450
Equipment	-	58,322	5,853	-	64,175
Geological	11,597	55,898	-	28,214	95,709
Lease payments	181,463	206,450	291,171	62,316	741,400
Sampling and processing	8,766	641,968	40,707	-	691,441
Site development	-	487,139	18,212	-	505,351
Supplies	695	785,224	40,908	-	826,827
Travel	-	90,378	-	-	90,378
	362,147	9,605,946	927,592	160,944	11,056,629
Write down of exploration and evaluation assets	(133,189)	-	-	-	(133,189)
	228,958	9,605,946	927,592	160,944	10,923,440

Year Ended December 31, 2012

Property acquisition and staking costs	47,827	-	-	-	47,827
Exploration expenses
Claim maintenance fees	176,121	55,651	41,476	10,784	284,032
Consulting	62,786	1,044,743	146,924	26,254	1,280,707
Data analysis	4,598	141,786	10,863	-	157,247
Drilling	448,837	14,685,461	1,600,491	-	16,734,789
Equipment	8,777	182,629	17,187	-	208,593
Geological	9,849	88,201	48,636	-	146,686
Lease payments	189,282	164,115	54,714	1,385,260	1,793,371
Sampling and processing	142,073	749,969	104,859	-	996,901
Site development	22,806	567,964	-	-	590,770
Supplies	11,044	2,185,516	482,830	-	2,679,390
Travel	1,408	103,390	14,034	-	118,832
	1,125,408	19,969,425	2,522,014	1,422,298	25,039,145

The total cumulative acquisition and deferred exploration costs to December 31, 2013 are summarized as follows:

	Crescent			Camp
	Valley	Railroad	Pinion	Douglas	Total
	$	$	$	$	$
Property acquisition and staking costs	505,657	3,816,094	-	-	4,321,751

Exploration expenses
Assessment/claim fees	488,184	385,095	22,042	173,435	1,068,756
Consulting	250,236	2,782,245	93,028	185,827	3,311,336
Data analysis/geological	45,501	455,866	34,118	203,709	739,194
Drilling/site development	1,185,376	34,303,100	492,728	2,108,587	38,089,791
Lease payments	608,222	610,601	1,759,719	213,507	3,192,049
Legal fees for property acquisition	15,094	21,931	-	17,910	54,935
Sampling and processing	182,163	1,650,467	40,707	119,773	1,993,110
Travel	4,017	296,162	-	17,934	318,113
Cumulative deferred exploration costs at December 31, 2013	3,284,450	44,321,561	2,442,342	3,040,682	53,089,035

The decrease in total exploration expenditures from $25,039,145 during 2012 to $11,056,629 during 2013 resulted primarily from us focusing our entire exploration efforts in 2013 on the Railroad Project. We have cut back our exploration expenditures on the CVN and Camp Douglas Projects in 2013 compared to 2012 as detailed above. This decision to focus our financial and management resources in 2013 on the Railroad Project (which has provided the most encouraging results to date) to the exclusion of our other projects is, in part, a function of the poor state of the capital markets for junior resource issuers and management’s decision to utilize our remaining cash resources on our flagship Railroad-Pinion Project until we are able to raise additional financing to continue exploration of our secondary properties.

 General Exploration Program Practices

Our exploration staff considers the following guidelines when undertaking our exploration activities and determining whether to proceed to an increased level of exploration and development.  The first step is target identification and land acquisition.  Next, a phased program is devised for the project in question.  The phased program consists of:

Phase I- drilling to assess the validity and viability of the individual target areas.  This may involve drilling of anywhere from 5 to 20 holes depending upon the size, complexity and favorable results from the individual target areas.

Phase II- assessing the economic viability of each individual target identified and determined to be warranted for further drilling.

Phase III- drilling to the point where definition drilling is warranted.  The purpose of this drilling is to provide sufficient information from the discovered mineral deposit to categorize the economic viability of the deposit and to determine a mine plan.

The exploration at the Railroad-Pinion Project, the CVN Project and the Camp Douglas Project all fall within the target identification and Phase I category drilling, and with three target opportunities identified and in the process of Phase I drilling assessment at the Railroad-Pinion Project.

In assessing the quality or grade of the drilling discoveries from our exploration activities, certain QualityAssurance/Quality Control (QA/QC) protocols are employed.  All drill hole assays are weighted averages and data is insufficient to determine true widths on mineralized zones.  Gold assays are completed by ALS Minerals Canada Ltd. using 30 gram charge, fire assay, with ICP final.  QA/QC includes insertion of blanks, duplicates and standards into submitted sample batches.  These results are continuously evaluated to insure reliable sample preparation in Elko, Nevada and assayed consistently in Reno, Nevada or Vancouver, B.C.

Our exploration staff is headed by David C. Mathewson, Vice President-Exploration, and includes a Chief Geologist who provides technical oversight and has more than 20 years’ experience with other exploration companies in Nevada, a Senior Geologist and a Staff Geologist.  We also retain consultants and geologists as needed to assist us in different aspects of our exploration program.  For information about Mr. Mathewson, see Item 6A. “Directors and Senior Management.”

Government Regulation

Mining operations and exploration activities are subject to various federal, state and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We have obtained or have pending applications for those licenses, permits or other authorizations currently required to conduct our exploration and other programs. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in Nevada and the United States.  We are not aware of any current orders or directions relating to us with respect to the foregoing laws and regulations.

 Environmental Regulation

Our mineral projects are subject to various federal, state and local laws and regulations governing protection of the environment. These laws cover the maintenance of air and water quality standards and land reclamation.  The laws are continually changing and, in general, are becoming more restrictive, and with increased enforcement and liabilities, including penalties.  It is our policy to conduct business in a way that safeguards public health and the environment. We have not had any material environmental incidents or non-compliance with any applicable environmental regulations on the properties where our projects are located. We believe that our operations are and will be conducted in material compliance with applicable laws and regulations.

Changes to current state or federal laws and regulations in Nevada, where we operate currently, or in jurisdictions where we may operate in the future, could require additional capital expenditures and increased operating and/or reclamation costs. Additional regulatory requirements could impact the economics of our projects. Based upon our current exploration activities, we have not incurred material capital expenditures for environmental control facilities and do not expect to incur any such expenditures in the balance of 2014.

       Permitting Regulations

All of our mineral projects are on lands managed by the U.S. Federal Project Bureau of Land Management (BLM), with about 45.3% of the Railroad-Pinion Project on private lands and a portion of the Camp Douglas Project on private lands in the form of patented claims.

Issues of surface disturbance on federally-managed lands are managed according to the amount of disturbance.  Composite disturbance on non-contiguous sections of land up to a total of five acres falls into a Notice of Intent (NOI) category.  The term of a NOI is two years, but can be extended through a continuation notification.  Disturbance consists of road building, cross-country travel, drill site and sump construction and removal of vegetation.

For areas where disturbance consists of greater than five acres, a Plan of Operation (POO) is required.  This is an Environmental Assessment (EA) that can take up to one year to complete.  Flora, fauna and archeological studies are required for the EA, and are seasonal and access dependent.  Public scrutiny and review are also required.  In December 2012, we received approval for our POO from the BLM which allows up to 200 acres of disturbance and provides us with full access to all targets in the northern third of the Railroad-Pinion Project.  Bonding for disturbance can be obtained through the Nevada State Reclamation Performance Bonding Pool (“Bonding Pool”), and can be done in 50 acre increments as needed up to the 200 total acreage.

To date, we have not encountered permitting impediments on any of our Projects.

      Nevada Laws

At the state level, exploration operations in Nevada are regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection.  Nevada state law requires us to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits. These permits mandate concurrent and post-disturbance reclamation of exploration to mitigate the long-term environmental impact by stabilizing, contouring, resloping and revegetating various portions of the site  after exploration operations are completed.  We are required to post reclamation bonds sufficient to guarantee the cost of exploration reclamation. We fulfill the bonding obligation through payments into the Nevada State Bonding Pool.  Bond monies are returned upon completion and sign-off by appropriate federal and state regulatory agencies of the disturbance reclamation and vegetation re-establishment.

Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could require changes to operating constraints, technical criteria, fees or bonding requirements, and involve substantial cost and management time.

Item 4A.  Unresolved Staff Comments.

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of our financial position, changes in financial position and results of operation should be read in conjunction with Item 3A “Selected Financial and Operating Data,”  Item 3D “Risk Factors,” and our consolidated financial statements and the related notes in this Annual Report.

Overview

We are a mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties in and about Elko County, Nevada, consisting of the Railroad-Pinion Project, the CVN Project and the Camp Douglas Project. As of the date of this Annual Report, we consider the Railroad-Pinion Project as our sole material property for the purposes of NI 43-101.

During the year ended December 31, 2013, we cut back our exploration expenditures on the CVN and Camp Douglas Projects to focus almost exclusively on drilling the Railroad portion of the Railroad Pinion Project to follow-up on earlier drilling successes in the North Bullion Fault Zone or “NBFZ” and to test several of the most promising targets on the Railroad Project.  Due to the poor capital markets, we had temporarily suspended drilling activities in June 2013 in an effort to conserve available cash pending completion of our August 2013 Financing on August 2, 2013 for gross proceeds of $5,000,000 (see below). Drilling recommenced on the Railroad Project in August 2013, with the drilling a total of eight completed (and three precollars) holes during the three month period ended December 31, 2013 (of which three precollar holes remained in progress at the end of the year). Utilizing two core rigs and one RC rig, we drilled approximately 1,893 meters of core and 2,159 meters of RC drilling totaling 4,052 meters in the fourth quarter of 2013.  Drilling and related exploration expenditures for the Railroad Project for the year ended December 31, 2013 totaled $9,605,946. See Item 4D “Property, Plants and Equipment -- Summary of Exploration Activities."

Save for lease payments, minor consulting, and geological work, we did not carry out any significant exploration on the CVN or Camp Douglas Projects during the year ended December 31, 2013.

In August 2013, we terminated the KM/RC lease agreement comprising 91 unpatented mineral claims totalling approximately 1,880 acres of the CVN Project as we determined that the claims lacked encouraging exploration results.  As a result, we recorded a write down of exploration and evaluation assets of $133,189 (US$130,000) attributable to the CVN Project for the year ended December 31, 2013.

On August 2, 2013, we completed the August 2013 Financing of 7,936,509 Common Shares at $0.63 per share for net proceeds of $4,557,518.  The net proceeds from this financing were allocated towards further drilling of the Railroad Project and for general corporate and working capital purposes.

As of December 31, 2013, we had incurred a total of $44,321,561, $3,284,450, $3,040,682 and $2,442,342 in acquisition and deferred exploration expenses on our Railroad, CVN, Camp Douglas and Pinion Projects, respectively, for total acquisition and deferred exploration costs of $53,089,035.

As at December 31, 2013, we had a cash and cash equivalents position of $1,221,192 and a working capital deficit position of $545,278. See Item 5B “Liquidity, Financial Position and Capital Resources” below.

On March 5, 2014, we completed the March 2014 Financing of 15,188,495 units at a price of $0.72 per unit for aggregate gross proceeds of $10.94 million.  Each unit consisted of one Common Share and one-half (1/2) share purchase warrant.  Each whole warrant entitles the holder to purchase an additional Common Share at a price of $1.00 on or before, subject to acceleration, March 4, 2016.  Concurrently, we acquired the remaining interests in the Pinion Deposit from Scorpio utilizing $6.0 million from the net proceeds of the March 2014 Financing to fund the cash portion of the closing purchase price.  See Item 4A History and Development of the Company” and Item 4B “Business Overview”.

      In March 2014, we also granted 2,179,000 stock options exercisable at $0.79 per share for a period of four years to our directors, executive officers, employees and consultants.

A.	Operating Results

Selected Annual Information

The following financial data is derived from our annual audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011:

	2013 $	2012 $	2011 $
Revenues (interest income)	38,832	78,292	93,083
General and administrative expenses	(4,263,602)	(5,271,516)	(3,989,654)
Loss and comprehensive loss	(4,357,959)	(5,193,224)	(4,138,880)
Basic and diluted loss per Common Share	(0.05)	(0.07)	(0.07)
Working capital (deficit)	(545,278)	9,135,808	6,839,192
Exploration and evaluation assets	53,089,035	42,165,595	17,126,450
Total assets	54,971,286	53,482,564	25,312,542
Total liabilities	1,933,958	1,838,851	1,212,781

All of our projects are at the exploration stage and, to date, we have not generated any revenues other than interest income.

At December 31, 2013, we had not yet achieved profitable operations and had accumulated losses of $17,132,864 (December 31, 2012 – $12,774,905) since inception.  These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2013 of $0.05 (December 31, 2012 - $0.07).

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from our financial statements.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
	$	$	$	$
Interest income	5,100	6,233	9,808	17,691
Loss and comprehensive loss	(1,266,413)	(673,719)	(1,729,104)	(688,723)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
	$	$	$	$
Interest income	25,762	20,735	15,763	16,032
Loss and comprehensive loss	(818,340)	(1,600,489)	(1,095,076)	(1,679,319)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.02)	(0.03)

Variances quarter over quarter can be explained as follows:

•
As we are becoming more established in the market, our general and administrative expenses (excluding share-based compensation) have started to decrease.  In addition, given the difficult market conditions, we have conducted a review of all our general and administrative expenses and implemented aggressive cost saving measures where appropriate.

•	General and administrative expenses decreased primarily due to the following:
o	Decreased travel due to fewer site visits and marketing
o	Decreased investor relations and regulatory and shareholder service expenses
•
In the quarters ended March 31, 2012, June 30, 2012, September 30, 2012, March 31, 2013 and June 30, 2013, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $955,208, $55,223, $329,689, $44,557, and $1,149,499 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted. Excluding share-based compensation, our general and administrative expenses have, in general, declined year over year as a result of our cost saving measures.

•
In the quarter ended September 30, 2012, there was a foreign exchange loss of $493,598 as a result of the decrease in the value of the U.S. dollar relative to the Canadian dollar resulting in a significantly higher loss during such period.

•	In the quarter ended September 30, 2013, we recorded a write down of exploration and evaluation assets of $133,189 associated with the CVN Project as a result of termination of KM/RC lease agreement.
•	In the quarter ended December 31, 2013, we increased our consulting fees significantly due to engaging two firms to assist with developing marketing and financial strategies in Europe.
•
Generally speaking, our general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, our exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Fourth Quarter

Our operating and administrative expenses for the quarter ended December 31, 2013 totalled $1,271,513. Our major expenses for the quarter ended December 31, 2013 were management fees of $246,800, professional fees of $170,792, office expenses of $37,667, consulting fees of $380,185, travel and related of $107,881, regulatory and shareholder service of $19,620 and wages and salaries of $151,792.

During the fourth quarter, we incurred a total of $1,759,957, $30,769, $4,444 and $767,594 in deferred exploration expenses on our Railroad, CVN, Camp Douglas and Pinion Projects, respectively, for total deferred exploration costs of $2,562,764.

Subsequent to December 31, 2013, we completed the Pinion Acquisition and acquired the remaining interests in the Pinion Deposit from Scorpio as more particularly described under Item 4B “Information on the Company-Business Overview.”

Results of Operations

As an exploration company, we have yet to generate any revenue from our planned operations and have, to date, incurred annual net losses from operating and administrative expenses.

The operating and administrative expenses for the year ended December 31, 2013 totalled $4,263,602 (December 31, 2012: $5,271,516), including share-based compensation issued during the period, valued at $1,194,056 (December 31, 2012: $1,340,120) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended December 31, 2013 were management fees of $688,550 (December 31, 2012 - $675,712), professional fees of $368,168 (December 31, 2012 - $493,239), office expenses of $172,299 (December 31, 2012 - $219,801), consulting fees of $565,954 (December 31, 2012 - $186,472), investor relations of $99,670 (December 31, 2012 - $255,974), regulatory and shareholder services of $117,922 (December 31, 2012 - $263,726) and travel and related costs of $377,957 (December 31, 2012 - $780,266).

The table below details the changes in major expenditures for the year ended December 31, 2013 as compared to the corresponding year ended December 31, 2012.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $379,482
Increase due to our hiring of a corporate marketing consultant to review and recommend changes to certain marketing material. We also hired consultants during the fourth quarter of 2013 to assist with developing marketing and financial strategies in Europe.

Professional fees	Decrease of $125,071
Decrease due to fewer activities with respect to acquiring exploration and evaluation assets/leases and financing activities. We also incurred additional professional fees in 2012 associated with our short form prospectus offering (the "2012 Financing") and listing on NYSE MKT completed in June 2012.

Regulatory and shareholder services	Decrease of $145,804	Decreased due to increased costs in 2012 related to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 Financing.
Investor relations	Decrease of $156,304	Reduced the number of investor relations firms to assist in marketing as we are well established in the market.
Travel and related expense	Decrease of $402,309	Decreased level of travel for site visits, and marketing.
Share-based compensation	Decrease of $146,064	Stock options granted during year ended December 31, 2013 have lower fair market values.

The table below details the changes in major expenditures for the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $251,712
Increase in management’s compensation and added directors’ fees. Effective May 1, 2012, management fees paid to certain executive officers were increased based, in part, on the report of an independent executive compensation consultant engaged by us to review executive compensation levels. See “Tabular Disclosure of Contractual Obligations” below and Item 6B “Directors, Senior Management and Employees-Compensation.”

Consulting fees	Increase of $19,399
Increase due to hiring, on a single contract basis, of an independent executive compensation consultant to review executive compensation levels and an increase in certain other consultants’ compensation levels.

Professional fees	Increase of $42,670	Increase due to more activities with respect to acquiring exploration and evaluation assets/leases (i.e. Pinion Project) and NYSE MKT listing.
Office expense	Increase of $9,768	Increased administration costs, office supplies and website development.
Regulatory and shareholder services	Increase of $197,632	Increased due to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 Financing.
Investor relations	Increase of $21,586	Hired additional investor relations firms to assist in marketing.
Travel and related expense	Increase of $314,720	Increased level of travel for site visits, and marketing.
Share-based compensation	Decrease of $128,837	Fewer stock options were granted for the year ended December 31, 2012.

B.	Liquidity and Capital Resources

We have no known mineral resources or reserves and are not in commercial production on any of our properties and accordingly, we do not generate cash from operations. We finance our exploration activities by raising capital from equity markets from time to time.

As at December 31, 2013, our liquidity and capital resources were as follows:

	December 31, 2013	December 31, 2012
	$	$
Cash and cash equivalents	1,221,192	10,785,758
Receivables	15,248	102,953
Prepaid expenses	152,240	85,948
Total current assets	1,388,680	10,974,659
Payables and accrued liabilities	1,933,958	1,838,851
Working capital (deficit)	(545,278)	9,135,808

Our operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including actively seeking joint venture partners to assist with exploration funding.  Any financial success will be dependent on the extent to which we can discover new mineral deposits.

On August 2, 2013, we completed the August 2013 Financing consisting of 7,936,509 Common Shares at $0.63 per share for proceeds of $4,557,518, net of cash commissions and expenses of $442,482.

As at December 31, 2013, we had a cash and cash equivalents position of $1,221,192 (December 31, 2012 - $10,785,758) derived from the net proceeds of the August 2013 Financing.   As at December 31, 2013, we had a working capital deficit position of $545,278 (December 31, 2012 – working capital of $9,135,808).

On March 5, 2014, we completed the March 2014 Financing of 15,188,495 units at a price of $0.72 per unit for net proceeds of approximately $10,106,322, after commissions and expenses of approximately $829,394. From this amount, we paid $5,750,000 cash (together with a previous deposit of $250,000) to Scorpio in part payment of the purchase price for, inter alia, the remaining interests in the Pinion Deposit resulting in a cash position of approximately $2,406,586 (unaudited) and working capital position of approximately $2,229,847 (unaudited) as at March 31, 2014.

Our continuation as a going concern is dependent upon successful results from our exploration and evaluation activities and our ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options and warrants, and further equity financing.   There are no assurances that we will be successful in raising additional capital on commercially reasonable terms or at all. See Item 3D “Risk Factors”.

C.	Research and Development, Patents and Licenses, etc.

None.

D.	Trend Information

None of our assets are currently in production or generates revenue.

E.	Off-Balance Sheet Arrangements

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

On January 1, 2010, we entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, we assumed the lease and became the primary lessee, and the term was extended to October 31, 2014.

On September 1, 2011, we entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payments of US$4,400.  A security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	68,670	37,439	106,109
Payable later than one year and not later than five years	-	-	-
Payable later than five years	-	-	-
Total	68,670	37,439	106,109

In March 2011, we entered into four separate consulting agreements with consultants, officers, and directors to provide management consulting and exploration services to us for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management/administrative consulting services to us for an indefinite term effective February 1, 2011.  During 2012, the Board approved certain increases to these consulting agreements such that the total combined payments are currently $72,583 per month. These agreements also provide for a two year payout totalling, on a collective basis, approximately $2,164,800 (including discretionary bonuses paid in 2012 and 2013) in the event of termination without cause and a three year payout totalling, on a collective basis, (including discretionary bonuses paid in 2012 and 2013) approximately $3,247,200 in the event of termination following a change in control of the Company. See Item 6B “Directors, Senior Management and Employees-Compensation.”

Pursuant to various mining leases and agreements, our estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for 2014 are US$1,877,000.  See Item 4D “Property, Plants and Equipment – Summary of Exploration Activities” for details of the various lease payments and other obligations required by us to maintain our various mineral projects in good standing.

G.	Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” commencing on page iii of this Annual Report.

Item 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The names and positions held with the Company of each director and executive officer as of December 31, 2013 were as follows:
Name	Position with the Company
Jonathan T. Awde (3)	Director, President and Chief Executive Officer
David M. Cole (1)(2)	Director
David C. Mathewson	Director and Vice President-Exploration
Robert J. McLeod (1)(2)(3)(4)	Director
Richard S. Silas	Director and Secretary
Jamie D. R. Strauss (3)(4)	Director
William E. Threlkeld (1)(2)(4)	Director
Michael N. Waldkirch	Chief Financial Officer

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating Committee
(4)	Member of Corporate Governance Committee

Set forth below are brief descriptions of recent employment and business experience of our officers and directors.

Jonathan T. Awde (age 36) has been our President and Chief Executive Officer since July 2010 upon the acquisition of JKR, and President and Chief Executive Officer of JKR since March 2009, of which he was a co-founder.  Mr. Awde is the person primarily responsible for the implementation and execution of the Company’s business plan and operations.  Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at Wolverton Securities Inc.

David M. Cole (age 52) has been a director since March 2012.  Mr. Cole has more than 27 years of mining and mineral exploration industry experience.  In December 2003, he founded Eurasian Minerals Inc. (“Eurasian Minerals”), as a public company listed on the NYSE-MKT (EMXX) and TSXV (EMX) and serves as its President and Chief Executive Officer. In March 2004, Mr. Cole co-founded Standard Uranium Corporation, a public uranium exploration and development company which was later sold to Energy Metals Corporation. From 1992 to 2003, Mr. Cole worked for Newmont Mining Corporation (“Newmont”) where he held a number of management and senior geologic positions, gaining extensive global business and technical experience.  Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend (Nevada, USA), Yanacocha (Peru), and Minihasa (Indonesia) mines. Subsequently, he established and managed Newmont's exploration programs in Turkey.  Mr. Cole earned his Masters Degree from Colorado State University in 1991 and is a member of several professional organizations and local and international societies, such as the Society of Economic Geologists and the American Mining, Metallurgical and Petroleum Engineers.

David C. Mathewson (age 69) has been our Vice President-Exploration and a director since July 2010.  He is an exploration and mining geologist with more than 45 years of experience in mining and exploration, including more than 35 years in precious metals, primarily in Nevada.  In August 2008, Mr. Mathewson founded Nevada Gold Holdings Inc. (“Nevada Gold”), a gold exploration company listed for trading the OTC Bulletin Board, and acted as its President until September 2009. From  2007 to August 2008, Mr. Mathewson was the President and Chief Geologist of Gold Run Inc., a gold exploration company focused in north-central Nevada.  From March 2001 to January 2007, he acted as the Vice-President, Exploration and part-time consulting geologist of Tone Resources Ltd. (TSXV-TNS) prior to its acquisition by US Gold in March 2007.  From April 1989 through May 2001, Mr. Mathewson worked for Newmont in Nevada holding several senior positions including Regional Exploration Manager (1999 to March 2001), Regional Exploration Geologist/Regional Exploration Manager (1995 to 1999) and Senior Exploration Geologist (1992 to 1994). Mr. Mathewson is a member of the Society of Mining Engineers USA (1979) and the Society of Economic Geologists (1985) and holds a Master of Science in Geology from the University of Idaho (1972) and a Bachelors of Science in Geology from St. Lawrence University in Canton, New York (1967).

Robert J. McLeod (age 43) has been a director since June 2011, having previously served as a director from July 2010 to March 2011. Mr. McLeod has been the Chief Executive Officer, Vice-President, Operations and a director of Full Metal Minerals Corp., a junior exploration company listed on the TSXV, since June 2003.  He is also a director of various other publicly listed companies including Revolution Resources Corp. (TSX–RV), Vendetta Mining Corp. (TSXV–VDT) and Entourage Metals Ltd. (TSXV-EMT), and from February 2003 to February 2004, he was Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN).  From 2000 to 2003, Mr. McLeod was a Project Geologist for Miramar Mining Corp. and from 1998 to 2000, he was a Senior Geologist for Grayd Resource Corporation.  Mr. McLeod is a professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

Richard S. Silas (age 43) has been our Secretary and a director since July 2010 and April 2009, respectively, having served as President and Chief Executive Officer from August 2009 to July 2010.  Mr. Silas is the President of Universal Solutions Inc., a private company providing management and administrative services to TSXV listed companies, and has served as a director and/or officer of various other publicly traded companies over the past 15 years. Mr. Silas also holds a certificate (securities program) from Simon Fraser University in British Columbia.

Jamie D. R. Strauss (age 44) has been a director since September 2012.  Mr. Strauss is currently a director of a boutique mining finance firm, Strauss Partners, based in London, England and has worked as a stockbroker in the City of London for 25 years, specializing in the corporate resource arena, including a term as Managing Director of UK for BMO Capital Markets from 2007 to 2009. He has raised capital for projects spanning the globe in both the energy and mineral world on behalf of leading institutions in North America, Australia and Europe and was a committee member of the Association of Mining Analysts for six years until resigning in 2010.  Mr. Strauss is also a non-executive director of Wildhorse Energy Ltd. (AIM, ASX) and Altius Minerals Corporation (TSXV-ALS).

William E. Threlkeld (age 58) has been a director since March 2011 and is the designee of FCMI Parent Co. (see Item 7A “Major Shareholders”).  Since 2001, he has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Master of Science in Economic Geology from the University of Western Ontario.

Michael N. Waldkirch (age 44) has been our Chief Financial Officer since November 2009. From 1997 to 2011, he held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, British Columbia.  Since 1999, Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company Inc., Certified General Accountant, in Richmond, British Columbia. Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Certified General Accountant since 1998.

B.	Compensation

Summary Compensation Table

The following table presents the amount of compensation paid, and benefits in kind granted, to the following executive officers (collectively, the “Named Executive Officers”) for services in all capacities to us for the fiscal years ended December 31, 2013 and 2012.

Name and Principal Position	Year	Salary	Share-Based Awards	Option-Based Awards	Pension Value	Discretionary Bonus ($)	Total Compensation

Jonathan T. Awde (1) CEO and President	2013	$220,000	-	$149,670	-	$55,000	$424,670
	2012	$206,667	-	$146,903	-	$77,000	$430,570
Michael N. Waldkirch (2) CFO	2013	$163,000	-	$68,767	-	$24,450	$256,217
	2012	$132,667	-	$48,968	-	$52,750	$234,385
David C. Mathewson (3) VP, Exploration	2013	$226,578	-	$121,354	-	$33,000	$380,932
	2012	$189,787	-	$48,968	-	$106,454	$345,209
Richard S. Silas (4) Secretary	2013	$134,000	-	$68,767	-	$20,100	$222,867
	2012	$125,333	-	$39,174	-	$33,500	$198,007

1  During the year ended December 31, 2013, we incurred management fees of $275,000 (December 31, 2012 - $283,667) to a company controlled by Mr. Awde.  As at December 31, 2013, $55,000 (December 31, 2012 - $nil) was included in accounts payable and accrued liabilities.   During the year ended December 31, 2013, Mr. Awde was granted options to purchase a total of 222,000 Common Shares for a period of five years at an exercise price of $0.76 per share.  See “Stock Option Plan” below.

2 During the year ended December 31, 2013, we incurred management and professional fees of $187,450 (December 31, 2012 - $185,417) to companies controlled by Mr. Waldkirch. As at December 31, 2013, $24,450 (December 31, 2012 - $nil) was included in accounts payable and accrued liabilities.  During the year ended December 31, 2013, Mr. Waldkirch was granted options to purchase a total of 102,000 Common Shares for a period of five years at an exercise price of $0.76 per share.  See “Stock Option Plan” below.

3 During the year ended December 31, 2103, we incurred salaries of $259,578 (December 31, 2012 - $296,241) to Mr.  Mathewson, of which $226,578 (December 31, 2012 - $281,664) was capitalized as exploration and evaluation asset expenditures.  As at December 31, 2013, $33,000 (December 31, 2012 - $nil) was included in accounts payable and accrued liabilities.  During the year ended December 31, 2013, Mr. Mathewson was granted options to purchase a total of 180,000 Common Shares for a period of five years at an exercise price of $0.76 per share.  See “Stock Option Plan” below.

4 During the year ended December 31, 2013, we incurred administrative management fees of $154,100 (December 31, 2012 - $158,833) to a company controlled by Mr. Silas.  As at December 31, 2013, $26,967 (December 31, 2012 - $6,867) was included in accounts payable and accrued liabilities.  During the year ended December 31, 2013, Mr. Silas was granted options to purchase a total of 102,000 Common Shares for a period of five years at an exercise price of $0.76 per share, and rent expenses of $nil (December 31, 2012 - $73,575) was paid to a company controlled by Mr. Silas.  See “Stock Option Plan” below.

Stock Option Plan

In July 2010, we adopted our current stock option plan (the “2010 Stock Option Plan”) covering the grant of stock options for the purchase of Common Shares by our directors, officers, employees and consultants.  It is a “rolling plan” which permits us to reserve for issuance up to a maximum of 10% of our issued and outstanding Common Shares from time to time.  The 2010 Stock Option Plan restricts the number of options that may be granted to any single optionee during any 12 month period to a maximum of 5% of our issued shares (2% in the case of consultants) and the exercise price of any options may not be less than the closing price of our Common Shares on the trading day preceding the date of grant, less applicable discounts as permitted by the policies of the TSXV.  Options may be granted for terms of up to ten years, subject to earlier termination on certain events, and exercisable while the optionee is associated with us and for a period of up to one year after cessation of such association for specified reasons.  Vesting restrictions, if any, are determined by the Board of Directors at the time of grant, subject to acceleration of vesting on certain events.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Named Executive Officers, at December 31, 2013, including awards granted before the most recently completed fiscal year ended December 31, 2013, under our 2010 Stock Option Plan.

	Option-Based Awards				Share-Based Awards (1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options (2) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
Jonathan T. Awde (3) CEO & President	300,000 225,000 150,000 220,000	$0.65 $0.71 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil	-	-
Michael N. Waldkirch (4) CFO	200,000 75,000 30,000 50,000 102,000	$0.65 $0.71 $1.26 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 June 29, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil Nil	-	-
David C. Mathewson (5) VP, Exploration	300,000 100,000 100,000 50,000 180,000	$0.65 $0.82 $0.71 $1.16 $0.76	July 13, 2015 Oct. 6, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil Nil	-	-
Richard S. Silas (6) Secretary	200,000 75,000 40,000 102,000	$0.65 $0.71 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil	-	-
TOTAL	2,501,000			Nil	-	-
1 We have not granted any share based awards.
2  Based on the difference between the closing price of the Common Shares on the TSXV on December 31, 2013 of $0.65 and the stock option exercise price, multiplied by the number of Common Shares under option.
3  Subsequent to December 31, 2013, we granted a further stock option to Mr. Awde to purchase a total of 300,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.
4  Subsequent to December 31, 2013, we granted a further stock option to Mr. Waldkirch to purchase a total of 102,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.
5  Subsequent to December 31, 2013, we granted a further stock option to Mr. Mathewson to purchase a total of 250,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.
6  Subsequent to December 31, 2013, we granted a further stock option to Mr. Silas to purchase a total of 102,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.

Compensation Agreements

In March 2011, we entered into compensation agreements with the four Named Executive Officers.  Each compensation agreement was effective from either January 1, 2011 or February 1, 2011 and for an indefinite term, subject to termination upon the happening of certain events including the death or permanent disability of the Named Executive Officer or a material breach by either party of its obligations under the agreement.  With respect to Messrs. Awde, Silas and Waldkirch, we have entered into consulting  agreements with their individual consulting companies, which in each case, has agreed to make the services of their respective principal available to us as a corporate officer.  Our relationship with Mr. Mathewson is that of employer/employee.

The annual base fees payable to the individual consulting companies of Messrs. Awde, Silas and Waldkirch are $220,000, $134,000 and $163,000, respectively, plus Canadian goods and services tax, and with discretionary bonuses.

The employment agreement with Mr. Mathewson provides for a base salary of U.S.$220,000, plus discretionary bonuses.  He also is entitled to a perpetual net smelter return royalty of 1% on any staked prospects and ½% on any leased prospects generated by him and acquired by us, subject to certain provisions including a buy-down provision of US$500,000 per 0.5%.

Pension Plan Benefits

We do not have any pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The compensation agreements mentioned above with the Named Executive Officers also include similar termination and change of control benefits, based upon each Named Executive Officer’s respective annual base fee/salary plus bonus levels.  In the event we terminate a Named Executive Officer’s consulting/employment relationship without cause, as defined, the Named Executive Officer would be entitled to receive a termination payment equal to two times his annual base fee/salary plus bonus.

In addition, each Named Executive Officer is entitled to terminate his engagement with us and receive a termination payment equal to three times his annual base fee/salary plus bonus if: (i) there is a “change of control” of the Company; and (ii) a specified “trigger event” occurs, provided that the Named Executive Officer exercises such termination right within 180 days from the triggering event.

A “change of control” includes (i) a shareholder acquiring a 20% voting interest in us, (ii) the completion of a merger or similar transaction whereby all or part of our outstanding voting shares are changed, reclassified, converted into or exchanged for other securities of us or another entity or for cash or other property, (iii) sales of substantial amounts of our assets or (iv) certain changes in the composition of our Board.  A “triggering event” includes (i) a substantial change in the nature of the services to be performed by the Named Executive Officer, (ii) a material reduction of his base fee/salary or other form of compensation, (iii) a material breach of the agreement by us, (iv) a change in the city where he regularly carries out his duties and (v) a successor company fails to effectively assume our obligations under his compensation agreement.

Director Compensation

David M. Cole, Robert J. McLeod and Jamie D. R. Strauss, as our non-executive directors, each receive annual directors’ fees of $24,000 ($2,000 per month) in consideration for their services as directors.  William E. Threlkeld, who has been FCMI Parent Co.’s nominee director on the Board since March, 2011 (see Item 7A “Major Shareholders”), has voluntarily waived payment of this fee.

The following table sets forth information concerning all awards outstanding in relation to each of the non-executive directors, at December 31, 2013, including awards granted before the most recently completed fiscal year ended December 31, 2013, under our 2010 Stock Option Plan.

	Option-Based Awards				Share-Based Awards (1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options (2) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
David M. Cole (3)	150,000 102,000	$1.82 $0.76	Mar. 29, 2017 May 23, 2018	Nil Nil	-	-
Robert J. McLeod (4)	5,000 50,000 40,000 102,000	$0.65 $0.71 $1.16 $0.76	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil Nil	-	-
Jamie D.R. Strauss (5)	150,000 150,000	$1.81 $0.76	Sep. 5, 2017 May 23, 2018	Nil Nil	-	-
William E. Threlkeld (6)	200,000 25,000 102,000	$1.27 $1.16 $0.76	Mar. 17, 2016 Feb. 2, 2017 May 23, 2018	Nil Nil Nil	-	-
TOTAL	1,076,000			Nil	-	-

1	We have not granted any share based awards.
2
Based on the difference between the closing price of the Common Shares on the TSXV on December 31, 2013 of $0.65 and the stock option exercise price, multiplied by the number of Common Shares under option.

3	Subsequent to December 31, 2013, we granted a further stock option to Mr. Cole to purchase a total of 150,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.
4	Subsequent to December 31, 2013, we granted a further stock option to Mr. McLeod to purchase a total of 150,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.
5	Subsequent to December 31, 2013, we granted a further stock option to Mr. Strauss to purchase a total of 150,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.
6	Subsequent to December 31, 2013, we granted a further stock option to Mr. Threlkeld to purchase a total of 150,000 Common Shares at a price of $0.79 per share exercisable on or before March 17, 2018.

C.	Board Practices

Directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  The directors listed in Item 6A “Directors, Senior Management and Employees” were elected at our 2013 annual shareholders meeting held on June 26, 2013.

Our Audit Committee consists of three directors, being Messrs. McLeod (Chair), Cole and Threlkeld, each of whom is considered “independent” for purposes of this Committee.  All the members of the Audit Committee have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.  The Audit Committee Charter provides that the purposes of this Committee are to (i) provide an open avenue of communication between management, our external auditor and the Board, (ii) assist the Board in its oversight of the integrity, adequacy and timeliness of our financial reporting and disclosure practices, compliance with legal and regulatory requirements related to financial reporting and the independence and performance of the external auditors, and (iii) perform any other activities consistent with its Charter and governing laws as the Committee or the Board deems necessary or appropriate.

Our Compensation Committee consists of three directors, being Messrs. McLeod (Chair), Cole and Threlkeld.  This Committee was formed in March 2011 for the purpose of making recommendations to the Board regarding executive compensation (including philosophy and programs) and compensation of members of the Board.  The Board as a whole is responsible for determining the final compensation, including stock option grants and other long-term benefits.

Our Nominating Committee consists of three directors, being Messrs. Strauss (Chair), McLeod and Awde.  This Committee was formed in April 2014 for the purpose of assisting the Board in developing our approach to the nomination of directors including, but not limited to, identifying candidates for nomination as a director and recommending qualified director candidates for election at the next annual meeting of shareholders.  This Committee is establishing a long-term plan for the composition of the Board.

Our Corporate Governance Committee consists of three directors, being Messrs. McLeod (Chair), Strauss and Threlkeld.  This Committee was formed in April 2014 for the purpose of developing and supervising our approach to corporate governance issues including, but not limited to, the Board committees, orientation and educational programs for directors and reviewing annually our corporate governance policies and procedures and making recommendations to the Board with respect to them.

Our Board has adopted a Code of Conduct regarding the expectations of the directors when acting in such position.  The Board as a whole will enforce the Code of Conduct.

D.	Employees

At December 31, 2013, we had nine employees, including David C. Mathewson, one of our Named Executive Officers, of which two were located in Vancouver, B.C. and seven in Elko, Nevada.  None of our employees is covered by any labor union.  In addition, we have entered into compensation agreements with private companies controlled by our other three Named Executive Officers, Messrs. Awde, Silas and Waldkirch, all of whom are based in Vancouver, B.C.  See Item 6B “Directors, Senior Management and Employees-Compensation.”

E.	Share Ownership

The following table sets forth certain information regarding ownership of our Common Shares by our officers and directors as of March 28, 2014:

Name	Ownership(1)	Percentage
Jonathan T. Awde	2,927,700	2.60%
David M. Cole	-	-
David C. Mathewson	1,609,500	1.43%
Robert J. McLeod	-	-
Richard S. Silas	764,650	0.68%
James D. R. Strauss	-	-
William E. Threlkeld	-	-
Michael N. Waldkirch	787,750	0.70%
All officers and directors as a group	6,089,600	5.41%

NOTES:

(1)
The approximate number and percentage of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each director or executive officer as of March 28, 2014. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(2)	See Item 6B “Compensation” for information about options held by these persons for the purchase of Common Shares.

Item 7.  Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth certain information known to us regarding the beneficial ownership of our outstanding Common Shares as of March 28, 2014 by persons who were the beneficial owners of five percent (5%) or more of our outstanding Common Shares as of such date.  The percentages are calculated on 112,445,113 Common Shares outstanding on March 28, 2014.

	Number of	Percent of
Name	Common Shares	Outstanding Shares
FCMI Parent Co. (1)	15,657,966	13.8%

American Century Quantitative Equity	5,918,108	5.3%
Funds, Inc. – Global Gold Fund (2)

(1)      On March 3, 2011, FCMI Parent Co. (“FCMI”) acquired 11,000,000 Common Shares in a placement by us. FCMI is a private company based in Toronto, Ontario and controlled by Albert D. Friedberg and members of his family. Under the terms of its subscription agreement and subject to FCMI beneficially owning not less than 10% of our issued and outstanding Common Shares, FCMI had the right to (a) nominate one member to our Board, and (b) participate, on a pro rata basis, in any future equity financing undertaken by us (excluding stock options granted pursuant to the 2010 Stock Option Plan and then outstanding share purchase warrants). This right expired on March 3, 2013. William E. Threlkeld is FCMI’s nominee on the Board. In the March 2014 Financing, FCMI acquired 1,944,444 Units (1,944,444 Common Shares and common stock purchase warrants to purchase 972,222 Common Shares), and on June 27, 2012, FCMI purchased 1,150,000 Common Shares in a registered offering.

(2)      On March 4, 2014, American Century Quantitative Equity Funds, Inc. – Global Gold Fund acquired 5,918,108 units in connection with the March 2014 Financing.  See Item 4A “History and Development of the Company – Recent Financings” above.

The Common Shares owned by the above listed beneficial owners have the same voting rights as those of the other holders of our Common Shares.

United States Shareholders.  Based upon the records of Computershare Investor Services, Inc., our transfer agent, as of March 28, 2014, there were 25 registered holders of our Common Shares in the United States, with combined holdings of 4,775,196 Shares, representing approximately 4.25% of the outstanding Common Shares.  We do not know how many beneficial shareholders we have in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons.  We are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

As of the date of this Annual Report, there are no arrangements known to us which may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions

During the three years ended December 31, 2013, we did not engage in transactions with related parties other than the compensation arrangements disclosed in Item 6B and the lease payments and royalties to David C. Mathewson, an officer, disclosed in Item 4D under “CVN Project, Eureka County, Nevada- Royalties and Other Payments.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

A.	Consolidated Statements and Other Financial Information

Reference to the audited Consolidated Financial Statements listed in Item 18 and attached to this Annual Report.

Dividend Policy - we have never paid any dividends and do not intend to pay dividends in the near future.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, no significant changes have occurred since the date of the financial statements and the information therein included herein.

Item 9.  The Offer and Listing.

A.	Offer and listing details.

4.       Price History

Our Common Shares have been listed and traded on the TSXV since January 7, 2005, and currently trade under the symbol “GSV.”  From December 8, 2010 through June 11, 2012, our Common Shares were traded in the United States on the OTCQX International under trading symbol “GDVXF,” and since June 12, 2012 they have been listed and traded on the NYSE MKT under the trading symbol “GSV.”  The CUSIP number for our Common Shares is 380738104.

The following table sets forth the closing sales prices of our Common Shares on the TSXV for the periods indicated:

TSXVStock Trading Activity

	Sales Price ($)

Calendar Period	High	Low

Year Ended
December 31, 2013	1.34	0.47
December 31, 2012	3.03	0.99
December 31, 2011	1.51	0.61
December 31, 2010	0.90	0.51
December 31, 2009	0.60	0.04

Quarter Ended
March 31, 2014	0.92	0.59
December 31, 2013	1.04	0.57
September 30, 2013	0.71	0.51
June 30, 2013	1.15	0.47
March 31, 2012	1.34	0.99
December 31, 2012	1.95	1.22
September 30, 2012	2.40	1.15
June 30, 2012	3.03	1.52

Month Ended
March 31, 2014	0.81	0.59
February 28, 2014	0.84	0.66
January 31, 2014	0.92	0.65
December 31, 2013	0.83	0.63
November 30, 2013	0.97	0.75
October 31, 2013	1.04	0.57

On March 31, 2014, the closing price of our Common Shares on the TSXV was $0.66 per share.

The following table shows the market price ranges of our Common Shares on the NYSE MKT and the OTCQX International market for the periods indicated:

NYSE MKT Trading Activity

	Sales Price ($)

Calendar Period	High	Low

Year Ended
December 31, 2013	1.36	0.45
December 31, 2012 (from June 12)	2.90	1.21

Quarter Ended
March 31, 2014	0.82	0.53
December 31, 2013	1.01	0.56
September 30, 2013	0.71	0.49
June 30, 2013	1.13	0.45
March 31, 2012	1.36	0.97
December 31, 2012	1.99	1.21
September 30, 2012	2.45	1.22
June 30, 2012 (from June 12)	2.90	1.77

Month Ended
March 31, 2014	0.73	0.53
February 28, 2014	0.75	0.60
January 31, 2014	0.82	0.59
December 31, 2013	0.84	0.58
November 30, 2013	0.95	0.71
October 31, 2013	1.01	0.56

On March 31, 2014, the closing price of our Common Shares on the NYSE MKT was US$0.59 per share.

OTCQX International Market Trading Activity

	Sales Price ($)

Calendar Period	High	Low

Year Ended

December 31, 2012 (to June 11)	2.89	0.69
December 31, 2011	1.55	0.65
December 31, 2010 (from Dec. 8)	0.96	0.54

5.	Registration, Transfer and Par Value

Not applicable.

6.	Restrictions on Transferability

Not applicable.

7.	Other Securities being Listed or Offered

None

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Common Shares are listed and traded on the NYSE MKT and TSXV.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.  Additional Information.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information called for by this Item 10B remains unchanged from that which was previously reported in our Registration Statement on Form 20-F, filed with the SEC on July 28, 2011, and is incorporated by reference herein.

C.	Material Contracts

The following are material contracts to which we are a party and which were entered into during the two years immediately preceding the date of this Annual Report:

•
Pereira Lease dated on or about November 9, 2012 between GSV US and Pereira Family, LLC with respect to various percentage holdings in the Pinion Project in Elko County, Nevada.  See Item 4D “Property, Plants and Equipment” above.

•
Agency agreement dated August 2, 2013 between us and Macquarie Capital Markets Canada Ltd., as agent, in connection with our August 2013 Financing of 7,936,509 Common Shares at a price of $0.63 per share for gross proceeds of $5,000,000 completed on August 2, 2013.  See Item 4A “History and Development of the Company – Recent Financings” above.

•
Agency agreement dated March 4, 2014 between us and Macquarie Capital Markets Canada Ltd., Medalist Capital Ltd., TD Securities Inc. and National Bank Financial Inc., as agents, in connection with our March 2014 Financing of 15,188,495 units at a price of $0.72 per unit for gross proceeds of $10,935,716 completed on March 4, 2014.  See Item 4A “History and Development of the Company – Recent Financings” above

•	Warrant Indenture, dated March 4, 2014, between us and Computershare Trust Company of Canada, as warrant agent, for our common stock purchase warrants.

•
Agreement for Sale of Mining Properties dated March 4, 2014 between GSV US, as purchaser, and Scorpio Gold (US) Corporation and its wholly-owned subsidiary, Pinon LLC, as sellers, with respect to our acquisition of, inter alia, the remaining interests in the Pinion Deposit on March 5, 2014.  See Item 4D “Property, Plants and Equipment” above.

D.	Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation” below.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act.  The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the Common Shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we are not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets.  An investment in our Common Shares by a WTO Investor, or by a non-Canadian when we are controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of us and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which as specified in 2009 was any amount in excess of $312 million.  A non-Canadian would acquire control of us for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding Common Shares.  The acquisition of one third or more, but less than a majority of the Common Shares would be presumed to be an acquisition of control of us unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the Common Shares.

Certain transactions relating to the Common Shares would be exempt from the Investment Canada Act, including:  (i) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (ii) an acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (iii) an acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through the ownership of the outstanding Common Shares, remained unchanged.

U.S. Holders are urged to consult with their advisers with regard to their particular circumstances related to Canadian exchange controls.

E.	Taxation

Material Canadian Federal Income Tax Consequences

Our management considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of our Common Shares who is a resident of the United States and who is not a resident of Canada, and who does not use or hold, and is not deemed to use or hold, his Common Shares in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on our Common Shares to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  We are required to withhold the applicable tax from the dividend payable to the non-resident shareholder, and to remit the tax to the Receiver General of Canada from the account of the non-resident shareholder.

Capital Gains

 In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the actual or deemed disposition of a share, including a deemed disposition on death, provided that the non-resident shareholder did not hold the Common Share as capital property used in carrying on a business in Canada.  Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder,
(b)	persons with whom the non-resident holder did not deal with at arm’s length or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom our Common Shares represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares.  This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our Common Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Canada Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our Common Shares or that such a position would not be sustained.  This description does not address all tax considerations that may be relevant with respect to an investment in our Common Shares. This summary does not account for the specific circumstances of any particular U.S Holder, such as:

·	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the Common Shares through partnerships or other pass-through entities,

•	persons who acquire their Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our Common Shares by vote or value, and

•	investors holding Common Shares as part of a straddle, an appreciated financial position, a hedging transaction or a conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns Common Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. Investors are urged to consult their own tax advisors regarding the foreign and U.S. federal, state and local tax consequences of investing, holding and disposing our Common Shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States,

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate whose income is subject to U.S. federal income tax regardless of its source or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to the discussion, below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our Common Shares, including the amount of any Canadian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends are included in gross income as ordinary income.  Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S Holder’s tax basis in our Common Shares and any amount in excess of its tax basis will be treated as capital gain from the sale of Common Shares. See “—Disposition of Common Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in Canadian dollars, including the amount of any Canadian taxes withheld therefrom, will be included in a U.S. Holder’s income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Canadian withholding tax imposed on dividends paid with respect to our Common Shares will be a foreign income tax that is eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against U.S. income tax in determining such tax liability).  The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally are treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for purposes of computing the U.S. foreign tax credit.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on our ordinary shares to the extent such U.S. Holder has not held the Common Shares for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the Common Shares are not counted toward meeting the 16-day holding period required by the statute.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently a maximum of 20%).  The reduced rate does not apply unless we qualify for the Treaty and certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held its Common Shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The reduced rate also does not apply to dividends received from a passive foreign investment company (see discussion below), in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.

Disposition of Common Shares

If a U.S. Holder sells or otherwise disposes of our Common Shares, it will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and its adjusted tax basis in our Common Shares.  Subject to the discussion below under the heading “Passive Foreign Investment Companies,” that gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the Common Shares have been held for more than one year at the time of the sale or other disposition.  Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently a maximum of 20%).  In general, any gain that a U.S. Holder recognizes on the sale or other disposition of Common Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Canadian dollars in connection with the sale or other disposition of our Common Shares, the amount realized will be based on the U.S. dollar value of the Canadian dollars received with respect to the ordinary shares as determined on the settlement date of such sale of other disposition.  A cash basis U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would generally be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to foreign currency gain or loss realized on a sale or disposition of our Common Shares that are traded on an established securities market, provided that the election is applied consistently from year to year. This election may not be changed without the consent of the IRS.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer for this purpose (pursuant to the Treasury regulations applicable to foreign currency transactions), the U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such foreign currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of our Common Shares.  Any foreign currency gain or loss a U.S. Holder realizes will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Companies

If we were to be classified as a “passive foreign investment company,” or a PFIC, in any taxable year, a U.S. Holder would be subject to special rules intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.  We will be treated as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income.  Included in the calculation of our income and assets for this purpose is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value.  If we were determined to be a PFIC for U.S. federal income tax purposes at any time that a U.S. Holder owns our Common Shares, unfavorable and highly complex rules would apply, whether the Common Shares are owned directly or indirectly.

Based on our current and projected income, assets and activities, we believe that the Company is currently a PFIC.  If we are a PFIC for any taxable year, dividends on our Common Shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless the U.S. Holder elects to treat us as a qualified electing fund, or QEF or "mark to market" its Common Shares, as described below:

•
the U.S. Holder would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of Common Shares ratably over its holding period for such Common Shares,

•
the amount allocated to the current taxable year, and to any taxable years in its holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income in the current year, and

•
the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	a direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

•	a shareholder of a PFIC that is a shareholder of another PFIC, or

•	a 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned.

Most of the PFIC tax consequences described above will not apply to a U.S. Holder if it makes an election to treat us as a qualified electing fund, or QEF.  If a U.S. Holder makes a timely QEF election, it would be required to include in income for each taxable year its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to the U.S. Holder.  However, a U.S. Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.  We currently comply with these requirements and expect to comply with them in the future.

A U.S. Holder may also make a mark-to-market election only if our Common Shares are “regularly traded” on a “qualified exchange”.  In general, our Common Shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our Common Shares are listed on the TSXV in Canada and on the NYSE-MKT in the United States.  However, no assurance can be given that our Common Shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if a U.S Holder makes a mark-to-market election it may continue to be subject to the PFIC rules with respect to its indirect interest in any PFIC we own.

If a U.S. Holder elects to mark-to-market its Common Shares, it will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the Common Shares at the close of each tax year over its adjusted basis in those Shares.  If the fair market value of the Common Shares had depreciated below the adjusted basis at the close of the tax year, the U.S. Holder may generally deduct the excess of the adjusted basis of the Common Shares over the fair market value at that time.  However, such deductions would generally be limited to the net mark-to-market gains, if any, that the U.S. Holder included in income with respect to those Common Shares in prior years.  Its adjusted tax basis in the Common Shares would be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules.  Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of Common Shares with respect to which the mark-to-market election has been made, in a year in which we are classified as a PFIC, would be treated as ordinary income or loss (except that loss on a disposition of Common Shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that was included in the U.S. Holder’s income with respect to those Common Shares in prior years). Further, the source of such gain or loss will be U.S.-source for purposes of the foreign tax credit limitation.  Gain or loss from the disposition of Common Shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, would be capital gain or loss.

If a U.S. Holder owns Common Shares during any year in which we are a PFIC, it may be required file an IRS Form 8621 with respect to us, typically with its federal income tax return for that year.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its Common Shares on the last day of the last taxable year in which we were a PFIC.  Any gain would be recognized and subject to tax under the rules described above.  Loss would not be recognized. A U.S. Holder’s basis in its Common Shares would be increased by the amount of gain, if any, recognized on the sale.  A U.S. Holder would be required to treat its holding period for his Common Shares as commencing on the day following the last day of the last taxable year in which we were a PFIC.

Because of the complexity of these tax provisions, especially whether we are a PFIC and the potential application of the PFIC rules, including the application of the QEF and mark-to-market elections, to U.S. Holders, U.S. Holders are urged to consult their own tax advisors regarding these provisions.

Net Investment Income Tax

In addition to the income taxes described above, U.S. Holders which are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of  our Common Shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax, which is currently imposed at the rate of 28%.  Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and it may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return IRS Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties.  An exemption from reporting applies to foreign assets held through a financial institution. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Common Shares.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Copies of the documents referred to in this Annual Report may be inspected at our corporate office at Suite 610, 815 West Hastings Street, Vancouver, British Columbia V6C 1B4, upon prior appointment.  Documents which are filed as exhibits to this Annual Report are available on EDGAR, the Internet web site maintained by the SEC at www.sec.gov. or SEDAR, the Internet website maintained in Canada at www.sedar.com.

I.	Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

We are a “small business issuer” as defined in Form 20-F and are not required to provide this disclosure.

Item 12.  Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

As of December 31, 2013, there were no outstanding warrants or rights to purchase our Common Shares.

On March 4, 2014, we issued a total of 7,594,248 common share purchase warrants pursuant to our March 2014 Financing.  Each warrant entitles the holder to purchase one Common Share at an exercise price of $1.00 per share expiring on March 4, 2016, subject to our right, in our discretion, to accelerate the expiry date of the warrants at any time upon 30 days’ notice if the closing price of our Common Shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days or more.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

None.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

            None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

            None.

 Item 15.   Controls and Procedures.

(a)           Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the U.S. Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the U.S. Exchange Act is accumulated and communicated to our management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

(b)           Management’s Annual Report on Internal Control over Financial Reporting (“ICFR”)

Our management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Rule 13a-15(f) under the U.S. Exchange Act) to provide reasonable assurance that the financial information prepared by us for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner.  Our Board is responsible for ensuring that management fulfills its responsibility. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and necessarily include some amounts based on estimates and judgments.

Management has conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2013, based upon the criteria set forth  in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion that as of December 31, 2013, our internal control over financial reporting was effective.

However, due to the inherent limitations in any control system, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance than any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

(c)         Attestation Report of the Independent Registered Public Accounting Firm

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

(d)           Changes in Internal Controls over Financial Reporting

During the period covered by this Annual Report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16A.   Audit Committee Financial Expert.

All three Audit Committee members have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements and are therefore considered “financially literate”.  The Board has determined that Mr. McLeod of the Audit Committee is “independent” and has the necessary qualifications to be designated as an “audit committee financial expert,” within the meaning of applicable SEC rules and NYSE MKT rules.

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

Item 16B.   Code of Ethics.

We have adopted a Code of Business Conduct and Ethics (the “Code”) covering our executive officers and directors.  The Code is available on our website at http://goldstandardv.com/wp-content/uploads/2010/01/GSV-Tab-11-Code-of-Conduct.pdf and from our office listed on the front cover of this Annual Report.

All amendments and all waivers of the Code to the officers covered by it, will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the most recently completed fiscal year, we did not grant any waiver including an explicit waiver, from a provision of the Code of Business Ethics to any executive officer or director.

Item 16C.   Principal Accountant Fees and Services.

External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by our external auditor for services provided in auditing our annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by us to our external auditor, Davidson & Company LLP, for services rendered to us in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2013	$51,000 (1)	Nil (1)	Nil (1)	$7,650 (1) (2)
December 31, 2012	$45,900	Nil	Nil	$61,710 (2) (3)

(1)	Estimate only.

(2)	Review of quarterly filings.

(3)	Review of documents related to our registered offering completed on June 27, 2012. See Item 4A “History and Development of the Company – Recent Financings.”

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, save for the requirement that all non-audit services to be performed by our external auditor must be pre-approved and monitored by the Audit Committee. The engagement of non-audit services is considered by the  Board, and where applicable the Audit Committee, on a case-by-case basis.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.   Change in Registrant’s Certifying Accountants.

None.

Item 16G.   Corporate Governance.

We are subject to a variety of corporate governance guidelines and requirements of the TSXV, the NYSE MKT, the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  Although we are listed on the NYSE MKT, as a "foreign private issuer," we are not required to comply with all of that Exchange's corporate governance rules which are applicable to U.S. companies so long as we comply with Canadian corporate governance practices.  The significant ways in which the NYSE MKT governance rules differ for us, as a foreign company, are our compliance with Canadian requirements and not the NYSE MKT rules for a minimum reduced quorum requirement for shareholder meetings, all members of the Nominating Committee are not "independent" directors, shareholder approval for certain issuances of Common Shares that could result in a 20% increase in the number of outstanding Common Shares, and shareholder approval for amendments to option plans.

In addition, we review our governance practices and monitor developments in Canada and the United States on an ongoing basis to ensure we are in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

Item 16H.   Mine Safety Disclosure.

During the fiscal year ended December 31, 2013, we were not subject to any citations, orders or other legal actions under the U.S. Mine Safety and Health Act of 1977.

PART III

Item 17.  Financial Statements.

See the financial statements provided pursuant to Item 18

Item 18.  Financial Statements.

The financial statements in this Annual Report consist of the following:

Reports of the Independent Registered Accounting Firm, dated April __, 2014
Consolidated Statements of Financial Position as at December 31, 2013 and 2012
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2013, 2012 and 2011
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2013, 2012 and 2011
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2012 and 2011
Notes to the Consolidated Financial Statements

Item 19.  Exhibits.

Exhibit Number                                           Description

1.1*	Certificate of Incorporation of TCH Minerals Inc., filed February 6, 2004
1.2.1*	Certificate of Name Change to Ripple Lake Minerals Inc.
1.2.2*	Certificate of Name Change to Ripple Lake Diamonds Inc.
1.2.3*	Certificate of Name Change to Devonshire Resources Ltd.
1.2.4*	Certificate of Name Change to Gold Standard Ventures Corp.
1.3.1*	Notice of Articles
1.3.2*	Articles
2.1*	Shareholders Rights Plan Agreement, dated June 1, 2011, between the Company and Computershare Trust Company of Canada
2.2**	Warrant Indenture, dated March 4, 2014, between the Company and Computershare Trust Company of Canada, as warrant agent.
4.1*	Arrangement Agreement, dated May 26, 2010, between the Company and JKR Gold Resources Inc.
4.2*	2010 Stock Option Plan
4.3*	Management Consulting Agreement, dated March 2, 2011, between the Company and 0631208 B.C. Ltd.
4.4*	Consulting Agreement, dated March 2, 2011, between the Company and Universal Solutions Inc.
4.5*	Consulting Agreement, dated March 2, 2011, between the Company and Michael Waldkirch & Company Inc.
4.6*	Employment Agreement, dated March 2, 2011 between the Company and David C. Mathewson
4.7*	Subscription Agreement, dated as of March 1, 2011, between the Company and FCMI Parent Co.
4.8*	Sublease, dated January 1, 2010, between JKR Gold Resources Inc. and Universal Solutions Inc.
4.9**	Underwriting Agreement, dated June 22, 2012, between the Company and Dahlman Rose & Company, LLC, as representative of the Underwriters names therein.

4.10**	Pereira Lease, dated on or about November 9, 2012, between the Company and Pereira Family, LLC.
4.11**	Agency Agreement dated August 2, 2013, between the Company and Macquarie Capital Markets Canada Ltd.
4.12**	Agency Agreement dated March 4, 2014, between the Company and Macquarie Capital Markets Canada Ltd., Medalist Capital Ltd., TD Securities Inc. and National Bank Financial Inc.
4.13**	Agreement for Sale of Mining Properties, dated March 4, 2014, between the Company, as purchaser, and Scorpio Gold (US) Corporation and its wholly-owned subsidiary, Pinon LLC.
8.1**	List of Subsidiaries
12.1***	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)
12.2***	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)
13.1***	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)
13.2***	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)

*    These exhibits were previously filed with our Registration Statement on Form 20-F, filed with the SEC on July 28, 2011, and amendments thereto.
**  These exhibits were previously filed on Forms 6-K with the SEC.
*** Filed herewith

SIGNATURES

  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

GOLD STANDARD VENTURES CORP.

Dated: April 28, 2014	/s/ Jonathan T. Awde
Jonathan T. Awde, President

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2013
(Expressed in Canadian Dollars)

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2013 and 2012 and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of material uncertainties that raise substantial doubt about Gold Standard Ventures Corp.’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 28, 2014

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2013	2012
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	1,221,192	10,785,758
Receivables	15,248	102,953
Prepaid expenses (Note 4)	152,240	85,948
	1,388,680	10,974,659

Property and equipment (Note 5)	25,273	41,652

Exploration and evaluation assets (Note 6)	53,089,035	42,165,595

Reclamation bonds (Note 7)	468,298	300,658

	54,971,286	53,482,564

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	1,933,958	1,838,851

Shareholders' equity
Capital stock (Note 9)	65,327,042	60,102,516
Reserves (Note 9)	4,843,150	4,316,102
Deficit	(17,132,864)	(12,774,905)
	53,037,328	51,643,713

	54,971,286	53,482,564

Nature and Continuance of Operations (Note 1), Commitments (Note 15) and Subsequent Events (Note 16)

These consolidated financial statements are authorized for issuance by the Board of Directors on April 28, 2014.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2013	2012	2011
	$	$	$

Expenses
Advertising and promotion	33,772	97,756	67,985
Bank charges and interest	50,609	17,383	8,523
Consulting fees	565,954	186,472	167,073
Depreciation	17,359	17,260	17,261
Foreign exchange loss	7,443	522,946	56,224
Insurance	102,839	50,857	20,762
Investor relations	99,670	255,974	234,388
Management fees	688,550	675,712	424,000
Office	172,299	219,801	210,033
Professional fees	368,168	493,239	450,569
Property investigation	-	-	17,041
Regulatory and shareholders service	117,922	263,726	66,094
Rent	132,652	126,354	122,630
Share-based compensation (Note 9)	1,194,056	1,340,120	1,468,957
Travel and related	377,957	780,266	465,546
Wages and salaries	334,352	223,650	192,568

	(4,263,602)	(5,271,516)	(3,989,654)

Write down of exploration and evaluation assets (Note 6)	(133,189)	-	-
Loss on debt settlement (Note 9)	-	-	(242,309)
Interest income	38,832	78,292	93,083

Loss and comprehensive loss for the period	(4,357,959)	(5,193,224)	(4,138,880)

Basic and diluted loss per share	(0.05)	(0.07)	(0.07)

Weighted average number of common
shares outstanding	87,125,176	75,049,087	56,559,912

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2013	2012	2011
	$	$	$
Cash flows used in operating activities
Net loss for the year	(4,357,959)	(5,193,224)	(4,138,880)
Items not affecting cash and cash equivalents:
Depreciation	17,359	17,260	17,261
Share-based compensation	1,194,056	1,340,120	1,468,957
Loss on debt settlement	-	-	242,309
Write down of exploration and evaluation assets	133,189	-	-
Changes in non-cash working capital items
Decrease (increase) in receivables	87,705	(9,357)	(44,226)
(Increase) in prepaid expenses	(66,292)	(14,440)	(21,805)
Increase (decrease) in accounts payable	401,357	(21,075)	(8,918)
	(2,590,585)	(3,880,716)	(2,485,302)

Cash flows used in investing activities
Reclamation bonds	(167,640)	(225,451)	(38,487)
Acquisition of property and equipment	(980)	-	-
Exploration and evaluation assets expenditures	(11,362,879)	(24,389,995)	(8,704,435)
	(11,531,499)	(24,615,446)	(8,742,922)

Cash flows from financing activities
Proceeds from share issuances	5,000,000	20,514,000	11,950,000
Share issuance costs	(442,482)	(1,863,253)	(990,510)
Proceeds from exercise of warrants	-	12,078,559	3,967,967
Proceeds from exercise of stock options	-	667,750	78,000
Shareholders' loan repayment	-	(2,005)	-
	4,557,518	31,395,051	15,005,457

Net change in cash and cash equivalents	(9,564,566)	2,898,889	3,777,233

Cash and cash equivalents, beginning of year	10,785,758	7,886,869	4,109,636

Cash and cash equivalents, end of year	1,221,192	10,785,758	7,886,869

Non-cash transactions
Financing fees – warrants	-	-	752,464
Shares issued for debt settlement	-	-	467,309
Exploration and evaluation assets expenditures in accounts payable and accrued liabilities at year end	1,253,548	1,559,798	1,559,798
Reclassification of expired warrants from reserves to share capital	667,008	-	-
Reclassification of cancelled options from reserves to deficit	-	-	296,670
Due to shareholders offset by prepaid expenses	-	-	1,750

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Shares Issued	Capital Stock	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2010	42,735,559	12,855,676	2,111,153	(3,739,471)	11,227,358

Shares issued for cash	12,578,947	11,950,000	-	-	11,950,000
Warrants exercised	4,896,191	4,079,936	(111,969)	-	3,967,967
Stock options exercised	120,000	149,083	(71,083)	-	78,000
Shares issued for debt settlement	346,155	467,309	-	-	467,309
Share issuance costs	-	(1,673,414)	-	-	(1,673,414)
Agents warrants issued for	-	-	752,464	-	752,464
private placements
Share-based compensation	-	-	1,468,957	-	1,468,957
Stock options cancelled	-	-	(296,670)	296,670	-
Net loss for the year	-	-	-	(4,138,880)	(4,138,880)
Balance at December 31, 2011	60,676,852	27,828,590	3,852,852	(7,581,681)	24,099,761

Shares issued for cash	10,000,000	20,514,000	-	-	20,514,000
Share issuance costs	-	(1,863,253)	-	-	(1,863,253)
Warrants exercised	12,193,257	12,386,529	(307,970)	-	12,078,559
Stock options exercised	950,000	1,236,650	(568,900)	-	667,750
Share-based compensation	-	-	1,340,120	-	1,340,120
Net loss for the year	-	-	-	(5,193,224)	(5,193,224)
Balance at December 31, 2012	83,820,109	60,102,516	4,316,102	(12,774,905)	51,643,713

Shares issued for cash	7,936,509	5,000,000	-	-	5,000,000
Share issuance costs	-	(442,482)	-	-	(442,482)
Warrants expired	-	667,008	(667,008)	-	-
Share-based compensation	-	-	1,194,056	-	1,194,056
Net loss for the year	-	-	-	(4,357,959)	(4,357,959)
Balance at December 31, 2013	91,756,618	65,327,042	4,843,150	(17,132,864)	53,037,328

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV. On June 12, 2012, the Company began to trade on the NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2013, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These material uncertainties cast substantial doubt on the Company’s ability to continue as a going concern.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation
These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Cash and cash equivalents
The Company considers all highly liquid instruments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value to be cash equivalents.

Exploration and evaluation assets
Pre-exploration costs are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained.  When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.  Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at December 31, 2013 and 2012, there were no significant restoration and environmental obligations.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Share-based compensation
The Company operates an employee stock option plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to reserves.  The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash and cash equivalents as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and reclamation bonds as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in the statements of comprehensive loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable and accrued liabilities.

As at December 31, 2013, the Company does not have any derivative financial assets and liabilities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the fiscal period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line method to write off the cost of the assets.  The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	Remaining lease term

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Impairment of non-financial assets
The carrying amount of the Company’s assets (which include property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 5,975,000 (2012 – 5,000,526; 2011 – 17,008,783).

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2013 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s financial statements for the year ending December 31, 2014 or later:

a)
 IFRS 10 – Consolidated Financial Statements amendment provides clarification on investment entities. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on the Company’s financial statements.

b)
IAS 27 – Separate Financial Statements amendment provides clarification on investment entities. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on the Company’s financial statements.

c)
IAS 32 – Financial Instruments: Presentation amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect any effect on the Company’s financial statements.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 3 – Cash and Cash Equivalents

	December 31, 2013	December 31, 2012
	$	$
Cash at bank	906,310	2,137,699
Cash held in lawyers’ trust account	22,587	90,894
Cash equivalents	292,295	8,557,165
	1,221,192	10,785,758

NOTE 4 – Prepaid Expenses

	December 31, 2013	December 31, 2012
	$	$
Prepaid expenses	139,952	79,791
Deposits	12,288	6,157
	152,240	85,948

NOTE 5 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2012	65,275	21,028	86,303
Additions	-	980	980
At December 31, 2013	65,275	22,008	87,283
Depreciation:
At December 31, 2012	32,639	12,012	44,651
Charge for the year	13,056	4,303	17,359
At December 31, 2013	45,695	16,315	62,010
Net book value:
At December 31, 2012	32,636	9,016	41,652
At December 31, 2013	19,580	5,693	25,273

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2011 and 2012	65,275	21,028	86,303
Depreciation:
At December 31, 2011	19,583	7,808	27,391
Charge for the year	13,056	4,204	17,260
At December 31, 2012	32,639	12,012	44,651
Net book value:
At December 31, 2011	45,692	13,220	58,912
At December 31, 2012	32,636	9,016	41,652

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Pinion	Camp Douglas	Total
	$	$	$	$	$

Balance as at December 31, 2011	1,930,084	14,746,190	92,452	357,724	17,126,450

Property acquisition and staking costs	47,827	-	-	-	47,827
Exploration expenses
Claim maintenance fees	176,121	55,651	10,784	41,476	284,032
Consulting	62,786	1,044,743	26,254	146,924	1,280,707
Data analysis	4,598	141,786	-	10,863	157,247
Drilling	448,837	14,685,461	-	1,600,491	16,734,789
Equipment	8,777	182,629	-	17,187	208,593
Geological	9,849	88,201	-	48,636	146,686
Lease payments	189,282	164,115	1,385,260	54,714	1,793,371
Sampling and processing	142,073	749,969	-	104,859	996,901
Site development	22,806	567,964	-	-	590,770
Supplies	11,044	2,185,516	-	482,830	2,679,390
Travel	1,408	103,390	-	14,034	118,832
	1,125,408	19,969,425	1,422,298	2,522,014	25,039,145

Balance as at December 31, 2012	3,055,492	34,715,615	1,514,750	2,879,738	42,165,595

Exploration expenses
Claim maintenance fees	124,125	94,884	11,258	45,034	275,301
Consulting	35,501	992,660	57,610	25,093	1,110,864
Data analysis	-	58,328	34,118	287	92,733
Drilling	-	6,134,695	427,755	-	6,562,450
Equipment	-	58,322	5,853	-	64,175
Geological	11,597	55,898	-	28,214	95,709
Lease payments	181,463	206,450	291,171	62,316	741,400
Sampling and processing	8,766	641,968	40,707	-	691,441
Site development	-	487,139	18,212	-	505,351
Supplies	695	785,224	40,908	-	826,827
Travel	-	90,378	-	-	90,378
	362,147	9,605,946	927,592	160,944	11,056,629

Write down of exploration and evaluation assets	(133,189)	-	-	-	(133,189)

Balance as at December 31, 2013	3,284,450	44,321,561	2,442,342	3,040,682	53,089,035

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:
•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall (incurred)
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$35,000	$12,500	$25,000	$25,000	$97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500	(Paid)
2013	55,000	17,500	45,000	-	117,500	(Paid)
2014	60,000	17,500	50,000	-	127,500
Onward	60,000	17,500	50,000	-	127,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

In August 2013, the Company terminated the KM/RC lease agreement. As a result, the Company recorded a write down of exploration and evaluation assets of $133,189 (US$130,000).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Crescent Valley North Project (continued)

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(Paid)
2012	20,000	(Paid)
2013	30,000	(Paid)
2014	40,000
2015	50,000
2016-2020	60,000

Each lease has an option to purchase prior to commencement of any mining activities for US$1,500,000 and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In April 2012, the Company entered into a surface use agreement with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

In July 2012, the Company entered into a mining lease agreement to lease a 100% right in certain unpatented mining claims for a period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 (paid) on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$2,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$1,000,000 in year five and a further 1% for US$2,000,000 in year eight. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$60,000 increasing to US$100,000.

Railroad Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstake Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad Project (continued)

To acquire the interest in the Railroad property, the Company must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.
RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040	(Paid)
2013	78,588	(Paid)
2014	78,588
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1,000,000 in year five and a further 2% for US$3,000,000 in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In April 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date (incurred) and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2,500,000 as follows:

Year
2013	US$100,000	(Incurred)
2014	200,000
2015	450,000
2016	750,000
2017	1,000,000

Beginning in 2018, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad Project (continued)

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

In October 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$15,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$20,000 on the first anniversary and then increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In July 2013, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$25,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 on the first anniversary and then increasing to US$43,750 in years six to nine. The Company has the option to purchase the property for US$1,250,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$62,500 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at December 31, 2013, the Company had paid US$210,000 in lease payments and fulfilled the accumulated work commitment of US$900,000 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000. The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Pinion Project (formerly South Railroad Project)

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$63,522	(Paid)
2012	72,236	(Paid)
2013	72,236	(Paid)
2014	84,940
2015	86,683
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$53,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement. The annual lease payments increase by 5% each year.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term (incurred), US$750,000 during the second year of the lease term, and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.   The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds of $468,298 (US$473,406) (December 31, 2012 - $300,658 (US$301,696)).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 8 – Accounts Payable and Accrued Liabilities

	December 31, 2013	December 31, 2012
	$	$
Accounts payable	1,567,417	1,702,930
Accrued liabilities	366,541	135,921
	1,933,958	1,838,851

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2011, the Company issued 346,155 shares with a value of $1.35 per share to settle $225,000 of accounts payable, resulting in a loss of $242,309.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,029,050 net of cash commissions and expenses of $920,950.

In June 2012, the Company closed a private placement whereby 10,000,000 shares at US$2.00 (equivalent to $2.0514) per share were issued for proceeds of $18,650,747 net of cash commissions and expenses of $1,863,253.

In August 2013, the Company closed a private placement whereby 7,936,509 shares at $0.63 per share were issued for proceeds of $4,557,518 net of cash commissions and expenses of $442,482.

Share Purchase Warrants

In conjunction with the March 2011 financing, the Company issued 880,526 agent’s warrants exercisable at $0.95 per share for a period of two years. The agent’s warrants were valued at $752,464 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

During the year ended December 31, 2011, 4,896,191 warrants were exercised for proceeds of $3,967,967. During the year ended December 31, 2012, 12,193,257 warrants were exercised for proceeds of $12,078,559.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2010	16,989,448	0.94
Issued	880,526	0.95
Exercised	(4,896,191)	0.81
Outstanding at December 31, 2011	12,973,783	0.99
Exercised	(12,193,257)	0.99
Outstanding at December 31, 2012	780,526	0.95
Expired	(780,526)	0.95
Outstanding at December 31, 2013	-	-

Stock Options

On June 26, 2013, the shareholders of the Company approved the Company’s Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In January 2011, the Company granted 850,000 stock options for a period of five years, valued at $0.60 per option for a total of $507,937 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company also cancelled 700,000 stock options granted in October 2010, and accordingly reversed $152,424 associated with the 300,000 unvested options cancelled at that date.

In February 2011, the Company granted 200,000 stock options for a period of three years, valued at $0.55 per option for a total of $109,295 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

In March 2011, the Company granted 400,000 stock options for a period of five years, valued at $1.07 per option for a total of $427,397 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.95%, a forfeiture rate of 0%, and volatility of 125%.

In April 2011, the Company granted 350,000 stock options for a period of five years, valued at $1.18 per option for a total of $412,409 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

In June 2011, the Company granted 155,000 stock options for a period of five years, valued at $1.06 per option for a total of $164,343 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.93%, a forfeiture rate of 0%, and volatility of 125%.

In February 2012, the Company granted 740,000 stock options for a period of five years, valued at $0.98 per option for a total of $724,722 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In March 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.54 per option for a total of $230,486 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In June 2012, the Company granted 25,000 stock options for a period of five years, valued at $2.21 per option for a total of $55,223 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.21%, a forfeiture rate of 0%, and volatility of 115%.

In August 2012, the Company granted 50,000 stock options for a period of five years, valued at $1.42 per option for a total of $71,153 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.38%, a forfeiture rate of 0%, and volatility of 126%.

In September 2012, the Company granted 20,000 stock options for a period of five years, valued at $1.42 per option for a total of $28,452 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.31%, a forfeiture rate of 0%, and volatility of 126%.

In September 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.53 per option for a total of $230,084 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.31%, a forfeiture rate of 0%, and volatility of 126%.

In March 2013, the Company granted 50,000 stock options for a period of five years, valued at $0.89 per option for a total of $44,557 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 132%.

In May 2013, the Company granted 1,705,000 stock options for a period of five years, valued at $0.67 per option for a total of $1,149,499 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 140%.

During the year ended December 31, 2011, 120,000 stock options were exercised for proceeds of $78,000. During the year ended December 31, 2012, 950,000 stock options were exercised for proceeds of $667,750.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2010	3,000,000	0.70
Granted	1,955,000	0.99
Exercised	(120,000)	0.65
Forfeited	(800,000)	0.80
Outstanding at December 31, 2011	4,035,000	0.83
Granted	1,135,000	1.40
Exercised	(950,000)	0.70
Outstanding at December 31, 2012	4,220,000	1.01
Granted	1,755,000	0.77
Outstanding at December 31, 2013	5,975,000	0.94

A summary of the stock options outstanding and exercisable at December 31, 2013 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.65	1,305,000	1,305,000	July 13, 2015
0.82	200,000	200,000	October 6, 2015
0.71	700,000	700,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
1.16	715,000	715,000	February 2, 2017
1.82	150,000	150,000	March 29, 2017
2.73	25,000	25,000	June 1, 2017
1.68	50,000	50,000	August 30, 2017
1.68	20,000	20,000	September 4, 2017
1.81	150,000	150,000	September 5, 2017
1.03	50,000	50,000	March 1, 2018
0.76	1,705,000	1,705,000	May 23, 2018
	5,975,000	5,975,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  Geographic information is as follows:

	As at December 31, 2013
	Canada	US	Total
	$	$	$
Reclamation bonds	-	468,298	468,298
Property and equipment	20,520	4,753	25,273
Exploration and evaluation assets	-	53,089,035	53,089,035
	20,520	53,562,086	53,582,606

	As at December 31, 2012
	Canada	US	Total
	$	$	$
Reclamation bonds	-	300,658	300,658
Property and equipment	33,730	7,922	41,652
Exploration and evaluation assets	-	42,165,595	42,165,595
	33,730	42,474,175	42,507,905

NOTE 11 - Related Party Transactions

During the year ended December 31, 2013, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	Incurred rent expense of $nil (December 31, 2012 - $73,575; December 31, 2011 - $73,575) to a company controlled by a director and officer of the Company.

ii.
As at December 31, 2013, $111,012 (December 31, 2012 - $6,867; December 31, 2011 - $17,491) was included in accounts payable and accrued liabilities owing to companies controlled by directors and officers of the Company.

iii.	As at December 31, 2013, $33,000 (December 31, 2012 - $nil; December 31, 2011 - $6,720) was included in accounts payable and accrued liabilities owing to directors and officer of the Company.

Summary of key management personnel compensation:
	For the year ended December 31,
	2013	2012	2011
	$	$	$
Management fees	688,550	675,712	424,000
Professional fees	-	12,000	70,000
Secretarial fees	-	-	9,000
Exploration and evaluation assets expenditures	226,578	281,664	134,518
Wages and salaries	33,000	14,577	33,629
Share-based compensation	715,990	832,722	589,111
	1,664,118	1,816,675	1,260,258

In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 13 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2013	2012	2011
	$	$	$

Loss before income taxes	(4,357,959)	(5,193,224)	(4,138,880)

Combined federal and provincial statutory income tax rate	25.75%	25.00%	26.50%

Expected income tax recovery at statutory tax rates	(1,122,000)	(1,298,000)	(1,097,000)
Impact of different statutory tax rates on earnings of subsidiaries	(301,000)	(186,000)	(31,000)
Non-deductible expenditures	317,000	477,000	395,000
Impact of future income tax rates applied versus current statutory rate	(164,000)	-	33,000
Share issuance costs	(114,000)	(466,000)	(244,000)
Change in unrecognized deductible temporary differences and others	1,384,000	1,473,000	944,000
Total	-	-	-

Significant components of deferred tax assets that have not been set up are as follows:

	As of December 31,
	2013	2012	2011
	$	$	$

Share issuance costs	523,000	603,000	326,000
Non-capital losses	4,819,000	3,211,000	1,805,000
Capital assets	14,000	5,000	4,000
Exploration and evaluation assets	1,172,000	1,127,000	1,127,000
Total	6,528,000	4,946,000	3,262,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 13 – Income Taxes (continued)

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been included on the statements of financial position are as follows:

	As of December 31,
	2013	Expiry dates	2012	Expiry dates	2011	Expiry dates
	$		$		$

Share issuance costs	2,013,000	2014 to 2017	2,410,000	2013 to 2016	1,304,000	2012 to 2015
Non-capital losses	16,242,000	2014 to 2033	11,679,000	2014 to 2032	7,595,000	2014 to 2031
Capital assets	51,000	No Expiry	19,000	No Expiry	17,000	No Expiry
Exploration and evaluation assets	4,507,000	No Expiry	4,507,000	No Expiry	4,507,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

NOTE 14 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, and accounts payable and accrued liabilities.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2013, the Company had a net monetary liability position of US$952,883. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $9,500.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 14 - Financial Instruments and Risk Management (continued)

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments. As at December 31, 2013, the Company had a working capital deficit of $545,278, however, subsequent to year-end the Company raised proceeds of $10,940,000 (Note 16) pursuant to a private placement.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 15 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee, and the term was extended to October 31, 2014.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring a monthly rent payment of US$4,400.  As at December 31, 2013, a security deposit of US$2,400 was paid and is included in prepaid expenses.

Summary of commitment to office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	68,670	37,439	106,109
Payable later than one year and not later than five years	-	-	-
Payable later than five years	-	-	-
Total	68,670	37,439	106,109

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control. During 2012, the Board of Directors approved amendments to these consulting agreements whereby the total combined payment increased to approximately $72,583 per month.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

NOTE 16 – Subsequent Events

a)
In March 2014, the Company entered into an agreement with Scorpio Gold Corp. (“Scorpio”) to acquire certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the south of the Company’s flagship Railroad Gold Project in Elko County, Nevada.

Total consideration consisted of:
(1)	An upfront $250,000 non-refundable deposit (paid);
(2)	A cash payment of $5,750,000 payable upon closing (paid);
(3)	Share consideration of 5,500,000 common shares of the Company payable upon closing (issued);
(4)	A cash payment of $2,500,000 payable one year from closing (secured by Pinion Gold Deposit);
(5)	Upon delivering a NI 43-101-compliant resource exceeding 1 million ounces of gold at the Pinion Gold Deposit, the Company will issue to Scorpio a further 1,250,000 common shares;
(6)
Additional cash consideration of $1,500,000 to $3,000,000 will be payable by the Company if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000.

b)
In March 2014, the Company completed a private placement of 15,188,495 units at a price of $0.72 per unit for aggregate gross proceeds of $10.94 million. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle its holder to subscribe to one common share for a period of 24 months following the closing of the offering, at a price of $1.00.

c)	In March 2014, the Company granted 2,179,000 stock options exercisable at $0.79 per option for a period of four years.