Form 20-F
period 2014-12-31
Gold Standard Ventures Corp.
filed 2015-04-29
CIK 1321847

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 123,739,878

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐Yes                      ☑No

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

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐Yes                      ☑No

TABLE OF CONTENTS

  Page

GENERAL INFORMATION		iv

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS		iv

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESOURCE ESTIMATES		vi

GLOSSARY		vii

PART I		1
Item 1. Identity of Directors, Senior Management and Advisers		1

Item 2. Offer Statistics and Expected Timetable		1

Item 3. Key Information		1
A.	Selected financial data	1
B.	Capitalization and indebtedness	3
C.	Reasons for the offer and use of proceeds	3
D.	Risk Factors	3

Item 4. Information on the Company		17
A.	History and development of the company	17
B.	Business overview	18
C.	Organizational structure	21
D.	Property, plants and equipment	21

Item 4A. Unresolved Staff Comments		45

Item 5. Operating and Financial Review and Prospects		45
A.	Operating results	45
B.	Liquidity and Capital Resources	49
C.	Research and development, patents and licenses, etc.	51
D.	Trend information	51
E.	Off-balance sheet arrangements	51
F.	Tabular disclosure of contractual obligations	51
G.	Safe harbor	52

Item 6. Directors, Senior Management and Employees		52
A.	Directors and senior management	52
B.	Compensation	54

-i-

C.	Board practices	57
D.	Employees	58
E.	Share ownership	58

Item 7. Major Shareholders and Related Party Transactions		59
A.	Major shareholders	59
B.	Related party transactions	60
C.	Interests of experts and counsel	60

Item 8. Financial Information		60
A.	Consolidated statements and other financial information	60
B.	Significant changes	60

Item 9. The Offer and Listing		61
A.	Offer and listing details	61
B.	Plan of distribution	63
C.	Markets	63
D.	Selling shareholders	63
E.	Dilution	63
F.	Expenses of the issue	63

Item 10. Additional Information		63
A.	Share capital	63
B.	Memorandum and articles of association	63
C.	Material contracts	63
D.	Exchange controls	64
E.	Taxation	65
F.	Dividends and paying agents	71
G.	Statement by experts	71
H.	Documents on display	71
I.	Subsidiary information	72

Item 11. Quantitative and Qualitative Disclosures About Market Risk		72
Item 12. Description of Securities Other than Equity Securities		72
A.	Debt securities	72

-ii-

-iii-

GENERAL INFORMATION:

Gold Standard Ventures Corp. is a British Columbia corporation.  In this Annual Report, Gold Standard Ventures Corp. is referred to as the “Company,” the “Registrant,” “we” or “us,” and includes our subsidiaries unless the context other requires.

All references to “$” or “dollars” herein are to lawful currency of Canada unless otherwise expressly stated.  References to “U.S.$” are to United States dollars.

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

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. Forward-looking statements contained or incorporated by reference in this Annual Report relating to the Company may pertain to the following, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, performance characteristics of our mineral properties, drilling, results of  our various projects, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and assumptions contained or incorporated by reference in this Annual Report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, or as otherwise expressly incorporated herein by reference as well as:

•	our limited operating history
•	our history of losses and expectation of future losses
•	uncertainty as to our ability to continue as a going concern

-iv-

•	the existence known mineral resources on our mineral properties
•	our ability to obtain adequate financing for exploration and development
•	our ability to attract and retain qualified personnel
•	foreign currency fluctuations
•	uncertainty as to our ability to maintain effective internal controls
•	the involvement by some of our directors and officers with other natural resource companies
•	the uncertain nature of estimating mineral resources and reserves
•	uncertainty surrounding our ability to successfully develop our mineral properties
•	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns
•	title defects to our mineral properties
•	our ability to obtain all necessary permits and other approvals
•	risks related to equipment shortages, access restrictions and inadequate infrastructure
•	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits
•	fluctuations in the market price of gold and other metals
•	intense competition in the mining industry
•	our ability to comply with applicable regulatory requirements.

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

There can be no assurance that forward-looking statements may prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this Annual Report are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.  Readers should carefully review the information in this Annual Report, especially “Risk Factors” in Item 3D “Business Overview” in Item 4B and “Operating and Financial Review and Prospects” in Item 5, and in other filings we may make in the future with the SEC.

-v-

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

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESOURCE ESTIMATES

The disclosures in this Annual Report and the documents incorporated by reference herein regarding mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards under NI 43-101 differ significantly from the standards in the SEC Industry Guide 7 under Regulation S-K of the Securities Act.

In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or imminently issued in order to classify mineralized material as reserves under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined under SEC Industry Guide 7, and these terms or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of  “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable, or that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. In addition, the definitions of  “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Report and any documents incorporated by reference herein containing descriptions of our mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

-vi-

GLOSSARY

Glossary of Terms

“2015 Railroad-Pinion Report” means the technical report dated March 31, 2015 on the Railroad-Pinion Project entitled “Technical Report on the Railroad and Pinion Projects Elko County, Nevada USA” prepared in compliance with NI 43-101 by Andrew Turner, B.Sc., P. Geol. and Michael B. Dufresne, M.Sc., P. Geol., of APEX and Steven R. Koehler, B.Sc., QP, CPG#10216, our Manager of Projects.

“APEX” means APEX Geoscience Ltd., of Edmonton, Alberta.

“Arrangement” means our acquisition on July 13, 2010 of all of the issued and outstanding securities of JKR in exchange for like securities (including Common Shares) on a one for one basis.

“Arrangement Agreement” means the arrangement agreement, dated May 26, 2010, between us and JKR pursuant to which the Arrangement was effected.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

“BLM” means the United States, Department of Interior, Bureau of Land Management.

“Board” means our board of directors.

“Common Shares” means Common Shares without par value of our capital stock.

“Company” means Gold Standard Ventures Corp., and includes our subsidiaries unless the context otherwise requires.

“Computershare” means Computershare Investor Services Inc., our registrar and transfer agent.

“Dark Star Deposit” means the gold deposit located at the southern end of the Railroad-Pinion Project approximately two miles (three km) east of the Pinion Deposit and the subject of a recent April 17, 2015 report entitled "Technical Report Maiden Resource Estimate Dark Star Deposit, Elko County, Nevada USA",  prepared in compliance with NI 43-101 under the direction of Michael Dufresne, M.Sc., P.Geol., P.Geo., Steven Nicholls, BA.Sc., M AIG and Andrew Turner, B.Sc., P.Geol. of APEX Geoscience Ltd. of Edmonton, Canada.

“East Bailey Project” means the early stage gold exploration prospect comprising 532 unpatented lode mineral claims totaling approximately 10,425 acres in Elko County, as more particularly described under Item 4D “Property, Plants and Equipment” of this Annual Report.

“East Camp Douglas Project” means the early stage gold exploration prospect comprising 281 unpatented mineral claims and several blocks of fee lands totaling approximately 5,403.7 acres in the Walker Lane Trend of Mineral County, Nevada as more particularly described under Item 4D “Property, Plants and Equipment” of this Annual Report.

“EDGAR” means the SEC Electronic Data Gathering and Retrieving as located on the internet at www.edgar.com.

“GSV US” means Gold Standard Ventures (US) Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of the state of Nevada and holding all of JKR’s interest in the Railroad-Pinion Project and the Camp Douglas Project.

-vii-

“IFRS” means International Financial Reporting Standards.

“JKR” means JKR Gold Resources Inc., our wholly owned subsidiary incorporated under the BCBCA.

“JKR US” means JKR Gold Resources USA Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of Nevada and holding all of our interest in the Safford-CVN Project and East Bailey Project.

“JMD” means JMD Exploration Corp., a wholly owned subsidiary of JKR incorporated under the BCBCA.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure of Mineral Projects adopted by the Canadian Securities Administrators.

“NSR” means net smelter returns royalty.

“NYSE-MKT” means the NYSE-MKT LLC, a wholly-owned subsidiary of NYSE Euronext.

“Pinion Deposit” means the gold deposit located primarily within Section 27 (T30N, R53E) of the Pinion Project and the subject of the maiden resource estimate in the Pinion Resource Report.

“Pinion Project” means that portion of the Railroad-Pinion Project located in Elko County, Nevada adjoining the southern boundary of the Railroad Project as more particularly described under Item 4D “Property, Plants and Equipment” of this Annual Report.

“Pinion Resource Report” means the technical report dated October 24, 2014 establishing the maiden resource estimate for the Pinion Deposit titled “Technical Report Maiden Resource Estimate Pinion Project Elko County, Nevada USA” prepared in accordance with NI 43-101 by Michael B. Dufresne, M.Sc., P. Geol., P. Geo, Steven J. Nicholls, BA.Sc., MAIG, and Andrew J. Turner, BSc., P. Geol, of APEX.

“Railroad Project” means that portion of the Railroad-Pinion Project in Elko County, Nevada situated north of and adjacent to the Pinion Project as more particularly described under Item 4D “Property, Plants and Equipment” of this Annual Report.

“Railroad-Pinion Project” means the significant and largely contiguous land position of about 30,404 gross acres (12,304 hectares) and 28,271 net acres (11,623 net hectares) of patented and unpatented lode claims and private lands situated in the prolific Carlin Trend of north-central Nevada, U.S.A. and our flagship mineral project as more particularly described under Item 4D “Property, Plants and Equipment” of this Annual Report.

“Safford-CVN Project” means the early stage gold and silver exploration prospect comprising 267 contiguous unpatented lode mining claims covering approximately 5,380.5 acres of land located in Eureka County, Nevada, U.S. as more particularly described under Item 4D “Property, Plants and Equipment” of this Annual Report.

“Scorpio” means Scorpio Gold Corporation, where the context so requires, its wholly-owned U.S. subsidiary, Scorpio Gold (US) Corporation.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval as located on the Internet at www.sedar.com.

“Tanqueray” means Tanqueray Exploration Ltd.

“Tanqueray LOI” means the binding letter of intent dated May 29, 2014, as amended, that we signed with Tanqueray pursuant to which we have agreed to sell all of our right, title and interest in and to the Safford-CVN Project, the East Bailey Project and the East Camp Douglas Project to Tanqueray in consideration for a combination of cash and shares of Tanqueray.

-viii-

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

-ix-

grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Gravity Depth - a measurement of gravity below the surface.

host - a rock or mineral that is older than rocks or minerals introduced into it.

hydrothermal - relative to the circulation of hot water within Earth’s crust.

intrusive - an igneous rock body that crystallized from a magma slowly cooling below the surface of the Earth.

jasperoids - a rare, peculiar type of hydrothermal metasomatic alteration and occurs in two main forms; sulfidic jasperoids and hematitic jasperoids. True jasperoids are different from jaspillite, which is a form of metamorphosed chemical sedimentary rock, and from jasper which is a chemical sediment.

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

porphyry - any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

ppb - parts per billion.

ppm - parts per million, numerically equivalent to grams per long tonne.

pyrite - a common iron sulfide mineral (FeS2) with a brassy metallic luster.

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

-x-

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

For the 2014, 2013, 2012 and 2011 fiscal years, our financial statements were prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”), and for the 2010 fiscal year were prepared pursuant to Canadian Generally Accepted Accounting Principles.

To date, we have not generated any cash flow from operations to fund on-going operational requirements and cash commitments.  Our mineral properties are in the exploration stage and are without a known body of commercial ore. We have financed our operations principally through the sale of our equity securities.  We believe that we have sufficient funds to maintain operations at their current level of activity for a period of six (6) months from the date of this Annual Report.  We further believe that we will continue to rely on the sale of our equity securities to provide funds for future activities until such time as we begin to generate cash flow from the operation or the sale of properties, although there is no assurance that we will be able to do so.

Statement of Income Data:	IFRS Year (Period) Ended December 31,				Canadian GAAP Year (Period) Ended December 31,
	2014	2013	2012	2011	2010

Revenues	$-	$-	$-	$-	$-
(Loss) from operations	(5,731,071)	(4,263,602)	(5,271,516)	(3,989,654)	(3,448,360)
Interest income	434	38,832	78,292	93,083	574
Gain (loss) from settlement of debt	10,249	-	-	(242,309)	-
Write down	(5,988,249)	(133,189)	-	-	-
(Loss) before taxes	(11,708,637)	(4,357,959)	(5,193,224)	(4,138,880)	(3,447,786)
Future tax recovery	-	-	-	-	27,000
(Loss)	(11,708,637)	(4,357,959)	(5,193,224)	(4,138,880)	(3,420,786)

Basic and diluted loss per share	(0.10)	(0.05)	(0.07)	(0.07)	(0.11)
Weighted average number of shares outstanding	112,820,397	87,125,176	75,049,087	56,556,912	32,467,466

Balance Sheet Data:
	IFRS December 31,				Canadian GAAP Year (Period) Ended December 31,
	2014	2013	2012	2011	2010
Cash	$494,878	$1,221,192	$10,785,758	$7,886,869	$4,109,636
Exploration and evaluation assets	67,312,235	53,089,035	42,165,595	17,126,450	8,352,251
Total assets	68,675,954	54,971,286	53,482,564	25,312,542	12,675,603
Total liabilities	4,736,845	1,933,958	1,838,851	1,212,781	1,421,245
Accumulated deficit	(28,841,501)	(17,132,864)	(12,774,905)	(7,581,681)	(3,712,471)
Total shareholders’ equity	63,939,109	53,037,328	51,643,713	24,009,761	11,254,358

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

	Year ended December 31,
	2014	2013	2012	2011	2010
	(U.S.$)
Rate at end of period	0.8620	0.9401	1.0042	0.9835	0.9991
Average rate during period	0.9054	0.9709	1.0000	1.0101	0.9709
High	0.9422	1.0204	1.0310	1.0638	1.0000
Low	0.8589	0.9345	0.9615	0.9434	0.9259

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
April 2015 (through April 27)	0.8261	0.7929
March 2015	0.8039	0.7811
February 2015	0.8063	0.7915
January 2015	0.8527	0.7863
December 2014	0.8815	0.8589
November 2014	0.8900	0.8751
October 2014	0.8980	0.8858

On April 27, 2015, the conversion rate of one Canadian dollar into one U.S. dollar was $0.8261 (U.S.$1.00 = CDN$1.2105).

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Relating to the Company

We have a limited operating history.

We have a limited history of operations and all of our properties are in the exploration stage. In May 2014, we entered into a letter of intent to sell our entire portfolio of non-core early stage exploration assets to concentrate our efforts on the Railroad-Pinion Project on Nevada’s Carlin Trend. In the event that sale transaction does not close, we may incur additional losses and expenses in order to maintain our interests in those assets. We have not generated any operating revenues. As such, we are subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and lack of revenues.

We have a history of losses and negative operating cash flow and expect to incur losses for the foreseeable future.

We have not been profitable since our inception, we had negative cash flow from operational activities and we do not expect to generate revenues in the foreseeable future. For the fiscal year ended December 31, 2014, we had a loss and comprehensive loss of $11,708,637 (2013- $4,357,959).  As at December 31 2014, we had an accumulated deficit of $28,841,501 (2013 - $17,132,864).  To become profitable, we must first establish commercial quantities of mineral reserves on its properties, and then either develop such properties or locate and enter into agreements with third party operators to bring such properties into production. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines.  In the event we undertake development activity on any of our properties, there is no certainty that we will produce revenues, operate profitably or provide a return on investment in the future.  It could be years before we receive any revenues from the production of gold or other precious metals, if ever. We may suffer significant additional losses in the future and may never be profitable.

We may not be able to continue as a going concern.

We have limited financial resources and no operating revenues.  To maintain our existing interest in the Railroad-Pinion and other projects, we have contractually agreed to make certain expenditures on our properties. The report of the independent auditors to our consolidated financial statements for the fiscal year ended December 31, 2014 contained a note that indicated the existence of material uncertainties that raised substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon, among other things, establishing commercial quantities of mineral reserves on our properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of our interests on a profitable basis.  Any unexpected costs, problems or delays could severely impact our ability to continue exploration and development activities.  Should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the our estimates.  The amounts attributed to our exploration properties in our financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The majority of our mineral projects have no mineral resources and no reserves.

We currently have an interest in four mineral projects located in north central Nevada: the Railroad-Pinion Project, the Safford-CVN Project, the East Bailey Project and the East Camp Douglas Project.

The Railroad-Pinion Project is considered an early to intermediate stage exploration project with a favourable structural, geological and stratigraphic setting that is situated at the southeast end of the Carlin Trend.  More than 40 separate gold deposits have been delineated along the Carlin Trend with production exceeding 80 million ounces of gold.

Save for the Pinion and Dark Star Deposits, the Railroad-Pinion Project has no known NI 43-101 compliant mineral resources or reserves.

However, historic and current exploration in the Railroad Project area as outlined in the 2015 Railroad-Pinion Report demonstrates that the Railroad Project is a well mineralized area that has the potential to yield future mineral resources with additional exploration.

While the 2015 Railroad-Pinion Report does not contain an estimate for mineral resources or mineral reserves for the Railroad Project, it does make reference to certain historical estimates for gold on portions of the Railroad Project. We do not treat these historical estimates, or any part of them, as current mineral resources or reserves as defined by NI 43-101, as there is insufficient information available to fully assess data quality, complete estimation procedures, and the standards by which the estimates were completed or categorized. In addition, no gold has been produced from the historical estimates. The historical estimates have been included in the 2015 Railroad-Pinion Report simply to demonstrate the mineral potential of certain target areas within the Railroad Project.  A thorough review of all historic data performed by a “qualified person” as defined in NI 43-101, along with additional exploration and validation work to confirm results and estimation parameters, would be required in order to produce a current and compliant NI 43-101 mineral resource estimate for the subject targets.

For these reasons, among others, the historical estimates included in the 2015 Railroad-Pinion Report with respect to the Railroad Project should not be relied upon as a guarantee of mineral resources or reserves. Actual mineral resources or reserves, if any, may differ significantly.

The Safford-CVN, East Bailey and East Camp Douglas Projects are in the early exploration stage and, like the Railroad Project, are without known mineral resources or reserves.

Newmont Mining Corporation has retained a back-in right on a portion of the Railroad Project, which, if exercised, could dilute our interest in that portion of the Railroad Project.

We have leased a portion of the property comprising the Railroad-Pinion Project from Newmont Mining Corporation (“Newmont”). The lease relates to 640 acres of fee surface rights and 1,280 acres of fee mineral rights and 1,280 acres of mining claims. However, Newmont has retained a back-in right over the leased property, which allows them to re-acquire up to a 70% interest in this portion of the Railroad Project.  If Newmont exercises its back-in right, our interest in that portion of the Railroad Project would decline.  See Item 4D “Property, Plants and Equipment”.

We will require additional capital to develop our mineral properties or complete further exploration programs.

Our current operations do not generate any cash flow. Future work on our properties will require additional financing. At December 31, 2014, we had cash and cash equivalents of $494,878 and a working capital deficit of $4,035,579.  Subsequent to December 31, 2014, we completed a public offering of 19,032,000 common shares at a price of U.S.$0.47 per share for gross proceeds of U.S.$8,945,040 to pay the balance of the purchase price due to Scorpio, fund additional exploration of the Railroad-Pinion Project and for general corporate and working capital purposes. See Item 4A “ History and Development of the Company - Recent Financings”. While we estimate that the balance of the net proceeds from this public offering will enable us to carry out small portions of the Phase 1 and Phase 2 exploration programs on the Pinion Project recommended in the Pinion Resource Report, we will require additional capital to complete Phases 1 and 2, and, if warranted, carry out additional exploration work. Furthermore, if we are successful in identifying additional resources through additional drilling and analysis, we will require significant amounts of additional capital to construct a mill and other facilities and to develop metallurgical processes to extract those resources at any mine site. There are no assurances that we will be able to obtain additional funding to allow us to fund such costs in whole or in part.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and the possible, partial or total loss of our interest in certain properties.  We will also require additional funding to acquire further property interests, maintain or carry out additional exploration work on its other mineral projects and for general and administrative and working capital purposes.

Our ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions as well as our business performance. There can be no assurance that we will be successful in its efforts to arrange additional financing on satisfactory terms or at all. If we raise additional financing through the issuance of shares from our treasury, control of our company may change and existing shareholders will suffer additional dilution.

Calculations of mineral resources and reserves are only estimates.

The Pinion Deposit contains a NI 43-101 compliant resource of 20.84 million tonnes at 0.63 g/t Au for a total of 423,000 ounces of gold (indicated) and 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold (inferred). In addition, the Dark Star Deposit contains a NI 43-101 compliant resource of 23.11 million tonnes grading 0.51 g/t Au totaling 375,000 ounces of gold (inferred).

However, the estimating of mineral reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineral resource or reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates. Estimated mineral resources or reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. These changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources and reserves. Any material change in the quantity of mineral resources and reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.  Save for the Pinion Deposit, as of the date of this Annual Report, there are no known resources or reserves on the Railroad-Pinion Project or any of our other mineral projects.

We may experience difficulty attracting and retaining qualified personnel.

Our success will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of our management and key employees, such as Jonathan T. Awde, President and Chief Executive Officer, and Mac R. Jackson, Jr., Vice-President, Exploration. We could be adversely affected if such individuals do not remain with us. We do not maintain life insurance policies in respect of our key personnel. See Item 6 “Directors, Senior Management and Employees.”

Our future success will also be highly dependent on our ability to attract and retain key individuals to act as directors and executives who have the necessary skills and abilities to successfully grow the Company.

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

We may incur expenses and suffer losses if the Tanqueray LOI is not completed.

We have entered into the Tanqueray LOI to sell the Safford-CVN, East Bailey and East Camp Douglas Projects in north-central Nevada to Tanqueray in exchange for a combination of cash and common shares in the capital stock of Tanqueray. See Item 4B “Business Overview.”

Closing of the Tanqueray LOI is anticipated to take place on or about May 31, 2015 and is subject to a number of conditions including, but not limited to, a consolidation of Tanqueray’s issued shares on a three to one basis, Tanqueray raising a minimum of $1,500,000 prior to or concurrently with the closing in order to, among other things, fund the cash portion of the purchase price for the Non-Core Assets (as defined below) and the acceptance of the TSXV. Due to poor market conditions, closing of the Tanqueray LOI (which was originally contemplated for August 15, 2014) has been delayed. As a result, we have agreed to reimburse Tanqueray for its out-of-pocket costs incurred in obtaining shareholder approval for the Tanqueray LOI totaling approximately $29,000 (paid) and certain additional general and administrative expenses incurred by Tanqueray prior to February 28, 2015 up to an additional $11,432 (paid). In April 2014, we paid additional reimbursement in the amount of $13,500. In addition, in an effort to facilitate raising the minimum financing of $1,500,000 by Tanqueray, we have reduced the purchase price for the Non-Core Assets to $300,000 cash and 4,000,000 post-consolidated common shares of Tanqueray payable upon closing. We have also agreed to be responsible for all ongoing BLM fees, property taxes and lease payments required to maintain the Non-Core Assets in good standing up to closing of the Tanqueray LOI. There is no assurance that Tanqueray will be successful in raising the minimum funds required under the concurrent financing or that all other conditions to closing will be satisfied or waived.  In the event the Tanqueray LOI is not completed, we will be required to incur additional expenses to maintain the Non-Core Assets in good standing and may suffer additional losses as a result thereof. For further details, please see Item 5B “Liquidity and Capital Resources - “Tanqueray LOI.”

We are subject to foreign currency fluctuations.

Our financial results are reported in Canadian dollars. Our exploration properties are located in the United States and we incur most of our expenditures in United States dollars. Any appreciation in the currency of the United States against the Canadian dollar will increase our costs of carrying out operations and our ability to continue to finance our operations. Such fluctuations could have a material adverse effect on our financial results. See Item 3A “Selected Financial Data-Exchange Rate History.”

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

Certain of our directors are also directors or officers of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time if we were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or we were to enter into negotiations to sell an interest in our mineral properties to, or enter into a joint venture with, any of these companies. Our directors are required to act honestly and in good faith with a view to our best interests and disclose any interest which they may have in any of our projects or opportunities. If a conflict of interest arises at a meeting of the board of directors, any director with a conflict must disclose his interest and abstain from voting on such matter.  As a result of these conflicts of interests, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our business prospects, operations and financial position.

Our growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry.  Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact our ability to obtain equity or debt financing in the future on terms we find favorable or at all, which may have a material adverse effect on our business prospects, operations and financial position

Risks Relating to the Mining Industry

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

Our current and future operations, including exploration and development activities and, if applicable, commencement of production on our properties, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities.  Such operations are also subject to extensive federal, state, and local laws, regulations and policies governing various matters, including:

•	environmental protection
•	management and use of toxic substances and explosives
•	management of natural resources
•	exploration and development of mines, production and post-closure reclamation;
•	exports
•	price controls
•	taxation and mining royalties
•	regulations concerning business dealings with native groups
•	management of tailing and other waste generated by operations
•	labor standards and occupational health and safety, including mine safety
•	historic and cultural preservation.

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

The market price of gold and other metals has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond our control, including:

•	international economic and political trend
•	expectations of inflation
•	currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies)
•	interest rates
•	global or regional consumption patterns
•	speculative activities,
•	purchases and sales of gold by central banks
•	availability and costs of substitutes
•	increased production due to improved mining and production methods.

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

Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that we currently control within our properties. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in the Railroad-Pinion, Safford-CVN, East Bailey and East Camp Douglas Projects. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

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

We are dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity risks and data leakage risks.

Any significant breakdown, invasion, destruction or interruption of our systems by employees, others with authorized access to our systems or unauthorized persons could negatively impact operations. There is also a risk that we could experience a business interruption, theft of information, or reputational damage as a result of a cyber-attack, such as an infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. While we have invested in the protection of our data and informational technology to reduce these risks and periodically test the security of our information systems network, there can be no assurance that our efforts will prevent breakdowns or breaches in our systems that could adversely affect or business. Management is not aware of a cybersecurity incident that has had a material impact on our operations.

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

Our Common Shares are listed on the TSXV in Canada and on the NYSE MKT. During the past year, trading in our Common Shares has, at times, been limited, sporadic and subject to large fluctuations in market price, which may result in losses to investors.  There are no assurances that an active, stable market will develop or be sustained in the future. Since January 1, 2014, the trading price of the our Common Shares on the TSXV has ranged from a low of $0.47 per share to a high of $0.92 per share and on the NYSE MKT from a low of U.S.$0.37 per share to a high of U.S.$0.83 per share. If an active, stable public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of our Common Shares may be limited. The liquidity of the trading market in our Common Shares, and the market price for the Common Shares, may be adversely affected by, among other things:

•	the price of gold and other metals;
•	our operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;
•	the results of our exploration programs and/or resource estimates (initial or otherwise) for the Railroad-Pinion Project;
•	our ability to obtain adequate financing for further exploration and development;
•	changes in our financial performance or prospects;
•	changes in general economic conditions;
•	the number of Common Shares to be publicly traded after a public offering or private placement of securities;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving us or our competitors;
•	changes or perceived changes in our creditworthiness;
•	performance and prospects for companies in the mining industry generally;
•	the number of holders of the Common Shares;
•	the interest of securities dealers in making a market for the Common Shares;
•	prevailing interest rates; and
•	changes in global business or macroeconomic conditions.

The market price of our Common Shares is also affected by many variables not directly related to the our success and therefore not within our control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, the stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations, and in the mining sector such stocks have suffered significant declines. Volatility in the market price for a particular issuer’s securities has often been unrelated to the operating performance of that issuer. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of our company. Volatility in our share price also increases the risk of securities class action litigation.

Future sales or issuances of Common Shares or the exercise of options and warrants could cause the market price of the Common Shares to decrease significantly, dilute investors’ voting power and reduce earnings per share.

We may in the future sell additional equity or equity-linked securities or grant to some or all of its directors, officers, key employees and consultants options to purchase Common Shares. We cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares and impair our ability to raise capital through the sale of additional equity securities.

Our current operations do not generate any cash flow and we will require significant additional financing to fund further exploration and/or development activities or to fulfill its obligations under applicable agreements for the Railroad-Pinion Project and other properties. Our Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders, and given its current stage of development, we believe the most realistic source of funds presently available to it is through the sale of equity capital.  While there are no assurances we will be able to raise additional financing on reasonably commercial terms or at all, such additional financings may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Any future issuance of equity securities will dilute the voting power of existing shareholders and reduce earnings per share, if any.  In addition, additional sales of equity securities may decrease the price of our shares or result in a change of control.

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

For U.S. federal income tax purposes, we would be classified as a passive foreign investment company, or PFIC, for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income.  We believe that we were a passive foreign investment company for the taxable year ended December 31, 2014 and expect to be a passive foreign investment company for the taxable year ending December 31, 2015.  As a result, a United States holder of Common Shares will generally be subject to an interest charge and tax at the highest ordinary rate on some of the proceeds of a sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distribution,” unless the holder elects to be taxed annually on our income or any increase in the price of the Common Shares. The PFIC rules are complex. U.S. holders should consult with their tax advisors as to the application of these rules to them. See Item 10E “Taxation – United States Federal Income Taxation – Passive Foreign Investment Companies.”

Our Common Shares are subject to maintaining NYSE MKT requirements which could affect the continued listing.

Failure to meet the applicable maintenance requirements of the NYSE MKT could result in our Common Shares being delisted from the NYSE MKT. For continued listing, the NYSE MKT requires, among other things, an issuer which has continuing losses from operations to maintain certain levels of shareholders equity, subject to other tests involving market capitalization, assets and shareholdings.  We are seeking additional equity capital to fulfill the NYSE MKT requirements. The NYSE MKT may allow an issuer up to 18 months to regain compliance with its maintenance requirements.

In the event we are delisted from the NYSE MKT, the Common Shares may be eligible for trading on the over-the-counter market. However, the over-the-counter market will likely be less liquid and more price volatile than the NYSE MKT, possibly resulting in lower prices that could impair future financings.

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

JKR Arrangement

On July 13, 2010, as part of a corporate restructuring, we completed a plan of arrangement with JKR pursuant to which we acquired, on a one-for-one basis, all of the issued and outstanding securities of JKR for like securities in our capital stock, including our Common Shares, resulting in a reverse takeover by the former shareholders of JKR. At the time, JKR held or controlled, indirectly through GSV US and JKR US and subject to underlying royalties, close to 100% of the then Railroad Project and an option to acquire a 100% interest in the Safford-CVN Project as more particularly described under Item 4D “Property, Plants and Equipment” below.

Since the Arrangement, our efforts have been focused primarily on consolidating ownership and/or control of the Railroad Mining District and strategic sections of the Pinion District, acquiring the Camp Douglas Project, raising capital and carrying out exploration work on the Railroad, CVN and Camp Douglas Projects.

Recent Financings

In June 2012, we completed a registered offering in Canada and the United States of 10,000,000 Common Shares at a price of U.S.$2.00 per share for gross proceeds of U.S.$20,000,000, prior to payment of an underwriting fee of U.S.$1,200,000 to the underwriters and other offering expenses.

In August 2013, we completed a private placement of 7,936,509 Common Shares at a price of $0.63 per share for net proceeds of $4,557,518, after cash commissions and expenses of $442,482 (the “August 2013 Financing”).

On March 5, 2014, we completed a private placement of 15,188,495 units at a price of $0.72 per unit for net proceeds of $10,163,460, paying aggregate cash commissions and finder’s fees of $772,256 (the “March 2014 Financing”).  Each unit consisted of one Common Share and one-half (1/2) of one common share purchase warrant.  Each whole warrant entitles its holder to subscribe for one Common Share at a price of $1.00 on or before March 4, 2016, subject to our right, in our discretion, to accelerate the expiry date of the warrants at any time upon 30 days’ notice if the closing price of our Common Shares on the TSXV equals or exceeds $1.35 per share for a period of 15 consecutive trading days.

On August 19, 2014, we completed an underwritten public offering of 9,850,000 Common Shares at a price of U.S.$0.64 per share for gross proceeds of approximately U.S.$6.3 million.

On February 3, 2015, we completed an underwritten public offering of 19,032,000 Common Shares, including 2,032,000 Common Shares issued on partial exercise of the over-allotment option, at a price of U.S.$0.47 per share for gross proceeds of approximately U.S.$8.9 million. The net proceeds of this financing have been allocated towards paying the remaining $2.5 million due to Scorpio pursuant to the Pinion Acquisition (see below), rectify our working capital deficiency, fund further exploration of the Railroad-Pinion Project and for general corporate and working capital purposes.

B.	Business Overview

We are a Canadian-based mineral exploration company engaged, indirectly through our subsidiaries, in the identification, acquisition, evaluation and exploration of gold-bearing mineral resource properties exclusively in Nevada, U.S.  Our current projects include the Railroad-Pinion Project, the Safford-CVN Project and the Camp Douglas Project. We are still in the exploration stage as none of our properties is currently in production. See Item 4D “Property, Plants and Equipment” and Item 5 “Operating and Financial Review.”

Our flagship property is the Railroad-Pinion Project located in Elko County, Nevada. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada.  The Carlin Trend is a northwest alignment of sediment-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production, reserves and resources exceeding 80,000,000 ounces of gold.  Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin style gold deposits. The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project straddles the Pinon Range in the Railroad Mining District of northeastern Nevada and consists of a significant and largely contiguous land position totaling about 30,404 gross acres (12,304 gross hectares) and 28,721 net acres (11,623 net hectares) of land in Elko County, Nevada.  As of March 31, 2015, we own or have an option on the ownership of a total of 16,439 gross acres (6,652 gross hectares) of subsurface mineral rights in the form of patented and unpatented mineral lodes (claims) and 13,965 gross acres (5,651 gross hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of surface use agreements and mining/mineral lease agreements. We hold an interest in the subsurface mineral rights for the private lands that ranges from 49.2% to 100% for a total of 12,666 acres (5,126 hectares) including fee mineral and patented lode mineral claims. We are pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

In 2010, we had acquired our initial interest in the Railroad-Pinion Project pursuant to the Arrangement mentioned in Item 4A “History and Development of the Company – JKR Arrangement” above.

Characterized by fragmented land ownership, we have focused on consolidating the Railroad District under its common ownership and control since 2010. On March 5, 2014, we acquired the remaining percentage interests in certain strategic sections of land located within the Railroad and Pinion districts, including the Pinion Deposit, from Scorpio (the “Pinion Acquisition”), thus completing the consolidation of the Railroad District and the “fourth window” of the Carlin Trend under our ownership or control.

Upfront consideration for the Pinion Acquisition consisted of $6.0 million in cash and the issuance of 5,500,000 Common Shares to Scorpio. The share consideration is subject to an orderly sale agreement and requires Scorpio to (i) vote its Common Shares as recommended by management for a period of two years, and (ii) provide us with ten business days’ advance notice of its proposed sale of any Common Shares during which period we shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such Shares, failing which Scorpio will be entitled to sell such shares without further notice to us for an additional 10 business days.  In addition, we issued Scorpio a promissory note bearing interest at 3% per annum for the balance of the purchase price, being $2.5 million, secured by the Pinion Deposit (the “Scorpio Note”).  In March 2015, we repaid the Scorpio Note in full.

Additional cash consideration ranging from $1.5 million to $3.0 million will be payable to Scorpio if we enter into a transaction whereby we sell a significant portion of our Common Shares or assets while we hold an interest in the Pinion property for consideration exceeding $100 million. See Item 4D “Property, Plants and Equipment” - “Acquisition of Remaining Interest in the Pinion Deposit” for further details.

Recent work completed at the Railroad-Pinion Project between March and August 2014 was focused on the Pinion Deposit and is the subject of the Pinion Resource Report dated October 24, 2014, a maiden NI 43-101 compliant resource report on the Pinion Deposit by APEX.

In December 2014, we entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being Dark Star and Dixie Creek prospects. The total cost of these acquisitions is less than U.S.$163,000 in the first year and about U.S.$65,000 annually thereafter.

In addition to the Railroad-Pinion Project, we hold or control a 100% undivided interest in the Safford-CVN Project and East Camp Douglas Project located in north central Nevada, both early stage gold exploration projects.  Pursuant to the Tanqueray LOI, we agreed to sell the Safford-CVN and East Camp Douglas Projects to Tanqueray in consideration for a combination of cash and shares. See Item 5B - “Liquidity and Capital Resources - “Tanqueray LOI.”

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

We have obtained all necessary permits and authorizations required for our current exploration program.  We have had no material costs related to compliance or permits in recent years, and anticipate no material costs in 2015.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on us and cause increases in capital expenditures which could result in a cessation of all or certain of our operations. See Item 3D “Risk Factors.”

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

Our workforce consists of our principal officers and consultants who have extensive experience in the mineral exploration industry.  Outside members of our Board of Directors are experienced in mineral exploration and finance.  See Item 6 “Directors, Senior Management and Employees.” As operations require, we also retain geologists, engineers, and other consultants on a per diem basis in Vancouver and Nevada and in the field at our Railroad-Pinion, Safford-CVN and East Camp Douglas Projects in Nevada.

C.	Organizational Structure

We have four wholly-owned subsidiaries: JKR, JKR US, JMD and GSV US, formerly JDM Exploration (USA) Corp., which were acquired as part of the Arrangement.

JKR is a private company incorporated in British Columbia and holds all of the issued and outstanding shares in the capital stock of JKR USA and JMD. JKR US is a private company incorporated in Nevada and holds our interest in the Safford-CVN Project.  JMD is a private company incorporated in British Columbia and holds all of the shares of GSV US. GSV US is a private company incorporated in Nevada and holds our interest in the Railroad-Pinion Project and the Camp Douglas Project.

The following chart illustrates the inter-corporate relationships between us and our subsidiaries as of March 31, 2015.

Gold Standard Ventures Corp.

(1)
Other than holding the shares of GSV US, JMD does not carry on any active business. In order to simplify our corporate structure and reduce ongoing administrative and accounting expenses, we intend to wind-up this subsidiary and transfer the shares of GSV US to JKR.

D.	Property, Plants and Equipment

Our exploration properties consist of the Railroad-Pinion Project in Elko County, Nevada, the Safford-CVN Project in Eureka County Nevada and the East Camp Douglas Project in Mineral County, Nevada.

The map below shows the general locations of our three mineral projects in the State of Nevada.

Railroad-Pinion Project, Elko County, Nevada

We control, indirectly through GSV US and subject to underlying royalties, a significant and largely contiguous land position totaling about 30,404 gross acres (12,304 hectares) of subsurface mineral rights with a total of 16,439 acres owned 100% by us as patented or unpatented lode claims, and a further 13,965 gross acres of subsurface mineral rights on private lands in Elko County, Nevada referred to as the Railroad-Pinion Project. The Railroad-Pinion Project is an early to intermediate stage gold exploration project with a favorable structural, geologic and stratigraphic setting situated at the southeast end of the Carlin Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada.  More than 40 separate gold deposits have been delineated along the Carlin Trend in dome-shaped geological complexes where past production, reserves and resources exceeds 100 million ounces of gold.  The Railroad-Pinion Project is centered on the fourth and southern most dome-shaped “window” on the Carlin Trend.

The following is an interpretive illustration of a longitudinal section of the “Four Windows” on the Carlin Trend. (1)

Carlin Gold Trend, Nevada
Longitudinal Section - The "Four Windows"
(looking southwestward)
SE
NW
Railroad Dome (window)
Rain Dome (window)
Maggie Creek Dome (window)
Richmond Dome/Tuscarora Spur (window)
Pinion deposit
Pod deposit
North Bullion deposit (new discovery)
Rain district
Scale in miles
0 5 10
0 10 15km
Gold Quarry
Mike
Carlin-Leeville
Genesis-Goldstrike-Meikle
elevation above mean sea level in feet
6000ft
4000ft
2000ft
0ft
-2000ft
Ti
Ti
Ki
Ti
Ki
Ti
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

Background

In 2010, we acquired our initial interest in the Railroad portion of the Railroad-Pinion Project pursuant to the Arrangement with JKR as more particularly described under “JKR Arrangement” in Item 4A above.  As a result of the Arrangement, we acquired control of an initial 480 unpatented lode mining claims and 25 patented lode claims covering approximately 9,064 acres (14.2 square miles) (the “Original Railroad Claims”).  JKR had previously acquired the Original Railroad Claims on an arm’s length basis in November 2009 from JMD in exchange for 650,000 common shares of JKR (which JKR shares were subsequently exchanged, on a one for one basis, for 650,000 Common Shares pursuant to the Arrangement) and cash and interest payments totaling U.S.$2,965,000 and CDN$90,109, respectively, to various arm’s length parties in satisfaction of outstanding indebtedness incurred by JMD in connection with its acquisition of the claims.

At the time of the Arrangement, the Railroad District was characterized by fragment land ownership.  Since that time, we have worked to consolidate, by way of location, purchase and lease, the Railroad District under common ownership or control.  See “Minerals Lease and Agreement with Newmont Mining Corporation”, “Pinion and Pereira Leases” and “Acquisition of Remaining Interest in Pinion Deposit” below.

Commencing in late 2011 and throughout 2012, we entered into the Pinion Leases to acquire control over strategic sections of land adjacent to and south of the Original Railroad Claims in Elko County, Nevada.  In November  2012, we entered into the Pereira Lease with Pereira Family, LLC granting to us exclusive right to explore, mine and develop varying percentage holdings within the Railroad-Pinion Project, including 2,280 net mineral acres of land both within and contiguous to the south of the Railroad Project in Elko County, Nevada.  We also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinion Districts critical to future exploration and development. The combination of the Pereira Lease and the Pinion Leases give us effective control over strategic sections of land located throughout the Railroad and Pinion Districts, including control over approximately 51% of the Pinion Deposit. See “Pinion and Pereira Leases” below.

In early 2014, we increased our ownership of the Railroad-Pinion Project, which adjoins the southern boundary of the Railroad-Pinion Project and is host to the Pinion Deposit as well as the Dark Star Deposit and other exploration prospects.

On March 5, 2014, we acquired the remaining interests in the Pinion Deposit from Scorpio, thus effectively completing our consolidation of the Railroad District and the “fourth window” of the Carlin Trend under our ownership or control.  See “Acquisition of Remaining Interest in Pinion Deposit” below.

In December 2014, we entered into separate option-to-purchase agreements to acquire, in the aggregate, an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project including effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit, being Dark Star and Dixie Creek prospects. The total cost of these acquisitions is less than U.S.$163,000 in the first year and about U.S.$65,000 annually thereafter.

Recent work completed by us at the Railroad-Pinion Project between March and September, 2014 was focused on the Pinion Deposit and is the subject of a NI 43-101 compliant technical report dated October 24, 2014, the Pinion Resource Report.

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

Several aspects of the geologic setting complicate gold exploration in northern Nevada.  The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks.  Because of this, most gold mineralization has been discovered where “windows” through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks close enough to surface to make exploration and production more economically feasible. The four “windows” of mineralization on the Carlin Trend from northwest to southeast are the Richmond Dome which includes the Meikle, Rodeo, Goldstrike, Deep Star, Genesis and Carlin gold deposits, the Maggie Creek Dome which includes the Mike, Tusc, and Gold Quarry gold deposits, the Rain Dome which includes the Rain, Northwest Rain, Tess, Saddle, and Emigrant gold deposits, and the Railroad Dome, which is currently the least explored domed intrusive center on the Carlin Trend and home to our Railroad-Pinion Project.

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

The geological setting of the Pinion Project area is the same as the adjacent and contiguous Railroad Project.  The Pinion Project lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The Carlin-type mineralization occurs at the Pinion and Dark Star prospects.  Mineralization is strongly controlled by the contact between the underlying Devonian Devils Gate Limestone and the overlying Mississippian Webb Formation fine grained clastic sediments.

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

Exploration

Since 2010, we have carried out an aggressive and on-going, geologic model-driven exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad-Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the North Bullion and Pinion deposits; 2) classic Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks. 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target.

To date, we identified 13 target areas on the Railroad-Pinion Project for additional exploration.  The targets are focused on gold, but also include silver, copper, lead and zinc.  We have drilled eight of these targets.  Although we have drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad-Pinion Project is not yet sufficient to establish a mineral resource or reserve, with the exception of the Pinion and Dark Star Deposits and perhaps the North Bullion deposit.

During the first eight months of 2014, our primary focus for the Railroad-Pinion Project was the completion of a compilation and validation program of the Pinion Deposit drill database followed by a Phase 1 confirmation drill program leading up to a NI 43-101 compliant resource estimate for the Pinion Deposit.  Phase 1 consisted of 13 vertical drill holes designed to confirm and verify historic drill results in the Pinion North and Main Zones, test the predictability of our new geological model, expand the limits of known mineralization, and collect material for density and metallurgical testing in advance of an initial NI-43-101 resource estimation.

Although limited in nature, the Phase 1 drill program enabled APEX to delineate a maiden NI 43-101 compliant resource estimate for the Pinion Deposit of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold (indicated), and 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold (inferred), using a cut-off grade of 0.14 g/t Au.

Subsequent to the maiden Pinion resource estimate, we completed an additional 41,950 feet (12,786 m) of RC drilling in 49 holes during September to November, 2014.  The bulk of this drilling comprised a Phase 2 drilling program at the Pinion Deposit that totaled 35,730 feet of RC drilling in 44 holes.  The remainder of the 2014 drilling comprised five holes totaling 6,220 feet that were completed at the Bald Mountain target on the Railroad portion of the Railroad-Pinion Project.

Our recent consolidation of a 100% interest, subject to underlying royalties, in the Pinion Deposit and large portions of the surrounding area represents an important near surface exploration target. The Carlin Trend has four windows where gold-bearing stratigraphy comes close enough to surface to make exploration and production more economically feasible. The combined Railroad-Pinion Project represents the last of these windows to be explored and potentially developed.

During 2014, we initiated a re-logging and re-sampling program of historic Pinion area reverse circulation (RC) drill hole chips and historic drill core, along with the completion of a Phase 1 thirteen hole drilling program designed to provide confidence in the existing drill hole database as well as test certain concepts such as the presence of faults and thickened strataform mineralization in and around certain fault structures. The Phase 1 2014 drill program results met the three key objectives of the program: verifying historic drill data, expanding the previously known limits of the gold mineralization and confirming the key elements of the Company’s new geological model for mineralization.  The total cost of the Phase 1 2014 drill program at Pinion was approximately U.S.$746,256.

Based on a thorough review and validation of the existing historic drill hole database combined with the 2014 Phase 1 2014 drilling, APEX delineated a maiden NI 43-101 compliant mineral resource estimate for the Pinion Deposit consisting of an “indicated” mineral resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold, and an “inferred” mineral resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au and constrained within a U.S.$1,250/ounce of gold pit shell.

Further details regarding the maiden resource estimate for the Pinion Deposit are contained in the Pinion Resource Report.

Subsequent to the maiden Pinion resource estimate, we completed a Phase 2 drill program at Pinion consisting of an additional 35,730 feet of RC drilling in 44 holes during September to November, 2014.  The Phase 2 drill program was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program and a new 3D geologic model.   The cost of the Phase 2 drill program was approximately U.S.$2,189,789.

Gold mineralization at Pinion is very continuous and widespread within a highly permeable, silicified, and oxidized collapse breccia which is favorably sandwiched between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick-bedded calcarenite of the underlying Devonian Devils Gate Formation. The main target areas tested during the Phase 2 drilling program at the Pinion Deposit area included to the southeast, south, west, northwest and north of the existing resource. Some infill drilling was completed in the south-central portion of the Main Zone in order to extend the gold zone in gaps where prior historic drilling was not completed to the currently modelled depth of the gold zone or where mineralization was complicated by faults. All 44 holes drilled in the Phase 21 program at Pinion intersected multilithic collapse breccia with 38 of the 44 holes returning significant gold intercepts of at least 0.3 parts per million (ppm) or grams per tonne (g/t) or 0.009 ounces per ton (oz/st) gold (Au) over at least 6.1 m (20 feet).

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

Figure 4D.1: Property Map Summarizing the Railroad – Pinion Net Smelter Royalty Encumbrances.

North Bullion
Railroad
Pinion
Dark Star
Railroad Project
Pinion Project
T31N
T30N
T29N
R52E
R53E
R54E

GSV Railroad and Pinion Projects
Net Smelter Royalty Encumbrances

Net Smelter Return Royalties
- 0%
- .1 thru 2%
- 2.1 thru 4%
- 4.1 thru 5%
- Unspecified Royalty or Partial Non GSV Mineral Interests
- Railroad & Pinion Project Boundaries

Scale 1:84,000 1" = 7,000'
0 FEET 7000'

GSV Gold Standard Ventures Corp.
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 25, 2014

Figure 4D.2: Property Map Summarizing the Railroad – Pinion Net Profit Royalty Encumbrances.

North Bullion
Railroad
Railroad Project
Pinion Project
Pinion
Dark Star
T31N
T30N
T29N
R52E
R53E
R54E

Net Profit Royalties

GSV Railroad and Pinion Projects
Net Profit Royalty Encumbrances

- 5% NPI on 50% Not to Exceed 2.5% NPI on 100%
- Unspecified NPI Royalty
- Railroad & Pinion Project Boundaries

Scale 1:84,000 1" = 7,000'
0 FEET 7000'

GSV Gold Standard Ventures Corp.
Railroad & Pinion Projects
RailRoad_2014_N27Z11M.dwg
March 25, 2014

Minerals Lease and Agreement with Newmont Mining Corporation

In April 2011, we entered into a “Minerals Lease and Agreement” to lease four sections of land totaling 2,560 acres (the “Newmont Lease”) from Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation (“Newmont”).  Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% net smelter royalty (NSR). The Newmont Lease, which forms part of the Railroad-Pinion Project, lies between the Rain mining district to the north and the Railroad district controlled by us.  Our North Bullion fault target is immediately south and east of the east flank of the Newmont Lease.  Under the terms of the Newmont Lease, we are subject to escalating yearly work commitments in the aggregate amount of U.S.$2.5 million over a period of six years, of which approximately U.S.$1,250,000 has been incurred to December 31, 2014.

Newmont has a first back-in right exercisable on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the Newmont Lease by incurring expenditures totaling 150% of our expenditures.  If Newmont fails to exercise its first back-in right, it will deed the claims and assign the leases on the fee lands to us in exchange for a royalty deed conveying a 3% net smelter return royalty on the claims and a 1% net smelter return royalty on the fee lands to Newmont.  Any royalty payable to Newmont would be net of any underlying royalties, subject to a minimum 1% net smelter return royalty.  If Newmont exercises its first back-in right, it will be entitled to a second back-in right to earn an additional 19% interest in the Newmont Lease (70% in total) by expending an additional 100% of our expenditures.  Upon completion of the second back-in right, we will enter into a joint venture with Newmont for further exploration and development of the Newmont Lease on the basis of a 70% interest to Newmont and 30% interest to us.

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

The Pereira Lease is for an initial term of 12 years and is subject to an initial cash payment of U.S.$1,000,000 (paid), of which 70% is creditable against the Purchase Option (as hereinafter defined), and annual lease payments of U.S.$175,000 per year, subject to yearly increases of 5%. The Pereira Lease is also subject to annual exploration expenditures of U.S.$500,000 in the first year, U.S.$750,000 in the second year and U.S.$1,000,000 in each year thereafter until commercial mining commences on the property.  Provided that it is not in default, we shall have the right to extend the Pereira Lease for a further term of 10 years (the “Additional Term”) upon payment to Pereira of an extension fee of U.S.$1,000,000 and annual lease payments of U.S.$500,000 during each year of the Additional Term, subject to yearly increases of 5%.  The Pereira Lease is also subject to a production royalty (the “Pereira Royalty”) equal to 5% net smelter returns (“NSR”) in favour of Pereira, subject to our right to buy-down up to 3% of the 5% NSR for a cash payment equal to U.S.$3,500,000 during years 1 to 6 of the Pereira Lease and U.S.$7,000,000 during years 7 to 12 of the Pereira Lease. Prior to commencement of commercial production and provided that we are not in default, we shall have the right and option to purchase the property (the “Purchase Option”) from Pereira for a purchase price of U.S.$25,000,000, subject to a remaining 2% NSR in favour of Pereira.  If we exercise the Purchase Option, 70% of all annual cash lease payments previously paid to Pereira by us shall be credited against the Pereira Royalty. We have the right to terminate the Pereira Lease, at any time after the third anniversary, upon payment to Pereira of a cash amount equal to the following two years’ lease payments.

The Pereira Lease, together with the Pinion Leases, grant to us control over strategic sections located throughout the Railroad and Pinion Districts, including control over approximately 51% of Pinion Section 27 which contains the bulk of the historic Pinion Deposit.

Acquisition of Remaining Interest in the Pinion Deposit

On March 5, 2014, we acquired all of the right, title and interest of Scorpio in and to (i) certain unpatented mining claims and control over certain fee lands and/or mineral interests in the Pinion Mining District in Elko County, Nevada contiguous to the south of our Railroad Project (the “Scorpio Pinion Interests”), and (ii) two leases in Section 33 of Township 31, North, Range 53 East, MDM, Elko County, Nevada within the boundaries of the Railroad Project, in consideration for an upfront purchase price of $6,000,000 cash, 5,500,000 Common Shares and the Scorpio Note in the principal amount of $2,500,000 bearing interest at the rate of 3% per annum.  In March 2015, we repaid the Scorpio Note from the net proceeds of the 2015 public offering.

In addition to the foregoing, we agreed to issue Scorpio an additional 1,250,000 Common Shares at such time as we would obtain a NI 43-101 compliant technical report on the Pinion Project delineating a resource of not less than 1,000,000 ounces of gold.  These Common Shares were issued to Scorpio on November 3, 2014 following the receipt of the Pinion Resource Report confirming a maiden resource estimate of 20.84 million tonnes at 0.63 g/t Au for a total of 423,000 ounces of gold (indicated) and 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold (inferred) for the Pinion Deposit.

It is a further term of the Pinion Acquisition that, for as long as we continue to own an interest in the Scorpio Pinion Interests, if we sell, transfer or otherwise dispose, directly or indirectly, all or a significant portion of its issued shares, assets or business, whether by way of merger, business combination, take-over, amalgamation, plan of arrangement, option, joint venture or sale agreement, or similar transaction (a “Sale Transaction”), we shall pay Scorpio a one-time cash payment of $1.5 million if the aggregate value of the Sale Transaction exceeds $100 million, $2.0 million if the Sale Transaction equal or exceeds $200 million or $3 million if the Sale Transaction equals or exceeds $300 million.

Concurrent with the acquisition of the Scorpio Pinion Interests, Scorpio entered into an orderly sale agreement (the “Orderly Sale Agreement”) with us whereby Scorpio must provide us with 10 business days’ advance notice of its proposed sale of any Common Shares during which period the we shall have the right to purchase or designate the purchaser(s) who will purchase all or any part of such shares, failing which Scorpio will be entitled to sell such shares without further notice to us for an additional 10 business days.  It is also a term of the Orderly Sale Agreement that, for a period of two years expiring March 5, 2016, Scorpio will vote its Common Shares in accordance with the recommendations of our Board or management from time to time including, but not limited to, voting such shares for the election of management’s nominees for directors.

As part of the Pinion Acquisition, we also assumed additional ongoing lease payments of approximately U.S.$47,931 per annum in 2014 and escalating to U.S.$49,090 in year 2017 and thereafter.

The acquisition of the Pinion and Pereira Leases and the Scorpio Pinion Interests constituted a strategic acquisition for the purpose of developing new target opportunities and granted us control over certain key sections within the Railroad and Pinion Districts including approximately 640 acres of the Pinion Deposit.

Safford-CVN Project, Eureka County, Nevada

In addition to the Railroad-Pinion Project, we hold or control a 100% undivided interest in the Safford-CVN Project, the East Bailey Project and the East Camp Douglas Project, all of which are early stage gold, silver and/or copper exploration projects located in Nevada.  We acquired the majority of the Safford-CVN Project from Aurelio Resource Corporation (“Aurelio”), an arm’s length third party, pursuant to the exercise of an option to purchase agreement dated August 31, 2009 in consideration for U.S.$216,657 cash, 600,000 Common Shares and a work commitment of U.S.$1,500,000.

The Safford-CVN Project is an early stage exploration prospect situated along the southwest fringe of the southern extent of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in Northern Nevada. The Safford-CVN Project is being explored primarily for epithermal precious metal mineralization and iron oxide related copper-gold (IOCG) mineralization but does not contain any historic or current mineral resources.

The Safford-CVN Project consists of several mining leases with options to purchase held by us, indirectly through JKR US, and is comprised of a total of 267 contiguous unpatented BLM lode mining claims covering approximately 5,380.5 acres (2,177.4 hectares) in Eureka County, Nevada.

Location and Property

The Safford-CVN Project is located about 15 miles southwest of the town of Carlin, Nevada.  Access to the property is via 8 to 15 miles of dirt road south from Palisade Exit 271 off US Hwy 80 or 10.5 miles of dirt road southwest from State Route 278 at the turn-off to the old town site of Palisade. Road access within the claim block is moderately good and dependent upon weather and seasonal conditions. Relatively good cross-country access exists along the flanks of the hills in the area.  The drilling season is May to December, but can be extended to all-year around with track-mounted drills for portions of the property.  Drive time is about one hour between Elko, Nevada, and the property via the State Route 278 access.

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

The map below shows the location of the Safford-CVN Project in Eureka County, Nevada.

Exploration Program

During 2011 and 2012, our work on the CVN Project consisted primarily of target assessment including mapping and geological and geochemical studies and assessment. We also completed a preliminary three hole RC drill program totaling approximately 7,600 feet to test the structural zone at the Robinson target, a gold prospect opportunity, approximately 6 miles south of the Railroad Project. Drill results indicate that favorable host rocks are at excessive depths and that gold and associated trace elements are either below detection limits or at trace levels.

Save for lease payments and minor consulting and geological work, we did not carry out any significant exploration work on the CVN Project during 2014.

Pursuant to the Tanqueray LOI, we have agreed to sell the Safford-CVN Project, together with the East Bailey Project and East Camp Douglas Project, to Tanqueray in exchange for a combination of cash and shares.  See Item 5B “Liquidity and Capital Resources - “Tanqueray LOI.”

Mining Leases; Royalties and Other Payments

A mining lease agreement dated November 30, 2006 (the “WFW Lease”) between WFW Resources LLC (“WFW”) and C3 Resources Inc (“C3 Resources”) defines the current mining lease terms for the WFW 1 - 44 claims (the “WFW Claims”). The interest of C3 Resources was assigned to Aurelio Resource Corp. (“Aurelio”) on June 15, 2009 and subsequently acquired by us; however the original terms remain in effect.  Under the WFW Lease, we, as lessee, have the right to explore the WFW Claims for a period of ten years which is extendable by five year increments for a maximum term of forty years.  An initial lease payment of U.S.$6,000 was made upon execution of the WFW Lease. Annual lease payments of U.S.$12,500 for years 2 through 6 and U.S.$17,500 in years 7 through 11 and onwards (adjusted for inflation) are payable to WFW during non-production years. Upon commencing production from the WFW Claims, a 3% NSR is payable to WFW (the “WFW Royalty”), which royalty can be reduced to a 1% NSR by a lump sum payment of between U.S.$1,500,000 and U.S.$7,000,000 (or more) per percentage point depending on the 30 day average gold price.  The holder of the WFW Lease can purchase the WFW Claims at any time at a cost of U.S.$20,000 per claim, subject to the WFW Royalty which would remain in effect.

The registered owner of the 165 CVN claims (the “CVN Claims”) is KM Exploration Ltd. (“KM Exploration”); however, the claims are owned by KM Exploration on behalf of David C. Mathewson (“Mathewson”) through a Quitclaim Deed and Assignment dated February 4, 2009.  In May 2014, Mathewson ceased being our Vice-President, Exploration and a director.  The CVN Claims are subject to a mining lease agreement between KM Exploration and C3 Resources dated August 25, 2008 (the “KM Lease”), which lease was assigned to Aurelio on June 15, 2009 and subsequently acquired by us. Annual lease payments for the CVN Claims, which started at U.S.$30,000 upon execution of the KM Lease and will increase to U.S.$60,000 on the sixth anniversary of the lease, are payable by us, as lessee, to KM Exploration, as lessor. The CVN claims are subject to a 4% NSR payable to KM Exploration.  The KM Lease outlines a royalty buy down clause on gold only in which the lessee can reduce the royalty payable to KM Exploration to 2%. The royalty points (equivalent to 1% NSR) can be purchased for lump sum payments of between U.S.$2,000,000 and U.S.$8,000,000 (or more) depending on the 30 day gold price average.  The KM Lease contains an area of interest clause under which any claims located by either Mathewson or the lessee within Sections 3-5, 8-10, 15 (SW1/4 of SW 3), 16 and 21 (E 1/2) of Township 30N, Range 51E, MDM and Sections 27-33 and 34 (W ½) shall become subject to the terms and conditions of the KM Lease.

We acquired our interest in the WFW Claims and the CVN Claims pursuant to an exploration permit with option to purchase agreement with Aurelio dated August 31, 2009 (the “Aurelio Agreement”) in consideration for cash payments totaling U.S.$216,657, 600,000 Common Shares and exploration expenditures totaling U.S.$1,500,000, subject to a 1% NSR in favour of Aurelio.

The 33 unpatented MUF lode mining claims (the “MUF Claims”), which comprise the eastern and southern portions of the Safford–CVN Project are registered in the name of Dean and Camron Stitzel (the “Stitzels”).  A 10 year mining lease with option to purchase agreement with an effective date of August 1, 2011 between the Stitzels and Gold Standard (the “MUF Lease”) gives us the right to explore the MUF Claims.  The original MUF Lease included only 14 MUF lode mining claims and an area of interest (“AOI”) covering all of Section 21, Township 31N, Range 51E, MDM.  Pursuant to such AOI clause, an additional 19 claims located in 2012 were automatically incorporated into the MUF Lease and form part of the MUF Claims. The MUF Claims are subject to an increasing advanced royalty payment (“ARP”) to the Stitzels on the anniversary of the MUF Lease.  In year one, the ARP was U.S.$10,000 which increases by U.S.$5,000 per year through to year 5.  From years 5 to 9 the ARP is set at U.S.$30,000 per annum.  An option to extend the MUF Lease a further 10 years results in the ARP increasing to U.S.$40,000 for years 10 to 14 and U.S.$50,000 for years 15 to 19.  A further indefinite extension can be executed for an ARP of U.S.$75,000 per annum.  We  retain the ability to purchase the MUF Claims outright at any time prior to the commencement of commercial production for the sum of U.S.$1,500,000, in which event the obligation to pay all subsequent ARPs shall terminate.  The MUF Claims are subject to a 3% NSR in favour of the Stizels, which NSR can be reduced from 3% to 2% with a cash payment of U.S.$300,000.

The Oli 1 to Oli 25 claims (the “Oli Claims”), which make up the northwestern portion of the Safford-CVN Project, are covered by a separate 10 year mining lease with option to purchase agreement dated effective August 1, 2011 (the “Oli Lease”) between Camron Stitzel (“C. Stitzel”), as lessor, and Gold Standard, as lessee. The Oli Lease originally encompassed only the Oli 1 to Oli 7 lode claims; however, the Oli 8 to Oli 25 claims were subsequently incorporated into the Oli Lease pursuant to an AOI clause. Under the terms of the Oli Lease, the Oli Claims are subject to an increasing ARP to C. Stitzel on the anniversary of the Oli Lease.  In year 1 the royalty was U.S.$10,000 which increases by U.S.$5,000 per year through to year 5.  From years 5 to 9 the ARP is set at U.S.$30,000 per annum.  An option to extend the Oli Lease a further 10 years results in the ARP increasing to U.S.$40,000 for years 10 to 14 and U.S.$50,000 for years 15 to 19 payable to C. Stitzel. A further indefinite extension can be executed for an ARP of U.S.$75,000 per annum.  We  retain the ability to purchase the Oli Claims outright at any time prior to commercial production for the sum of U.S.$1,500,000, in which event the obligation to pay all subsequent ARPs shall terminate.  C. Stitzel will retain a 3% NSR on any production from the Oli Claims, which NSR can be reduced from 3% to 2% with a cash payment of U.S.$300,000.

Additional obligations that must be met to retain the Safford-CVN Project are annual payment filing fees to the BLM for the unpatented claims (U.S.$155.00 per claim) totaling an estimated U.S.$41,385. The claims remain valid as long as the annual filings and assessment payments are made.  Annual lease payments and advanced royalties due for the entire Safford–CVN Project for 2015 total $127,500 as summarized below:

Safford - CVN Annual Maintenance and Royalty Payments.

CVN Lease Lessor Anniversary Date	CVN Claims* KM Exploration (Mathewson) Aug 25, 2008	WFW Claims* WFW Resources LLC Nov 30, 2006	WUF Claims** Dean & Camron Stitzel Aug 1, 2011	Oli Claims** Camron Stitzel Aug 1, 2011	Total ($US)
2009	$35,000	$12,500	-	-	$47,500
2010	$40,000	$12,500	-	-	$52,500
2011	$45,000	$12,500	$10,000	$10,000	$77,500
2012	$50,000	$17,500	$10,000	$10,000	$87,500
2013	$55,000	$17,500	$15,000	$15,000	$102,500
2014	$60,000	$17,500	$20,000	$20,000	$117,500
2015	$60,000	$17,500	$25,000	$25,000	$127,500
2016 Onward	$60,000	$17,500	$30,000	$30,000	$137,500
Royalty***	4% NSR	3% NSR	3% NSR	3% NSR
Royalty (Aurelio)	1% NSR	1% NSR	-	-

*Lease maintenance payment;
**Advanced royalty payment; Payments have been made up to and including 2014.
***Each royalty has a buyout clause allowing the royalties to be bought down to 1 to 2%.

East Bailey Project

Grouped within the Safford-CVN Project is a project known as East Bailey covering approximately 10,425 acres (4,218 hectares) of unpatented lode mining claims.  The project is about 10 to 15 miles south of the Railroad Project within a similar geological setting as Railroad.  The prospect is early stage with about 40 historical holes, including approximately 25 drilled by Newmont Mining Corporation in 1997 and 1998.  Geological similarities with Railroad include: the presence of the Devils Gate-Webb contact at shallow depths, an unexposed but drilled intrusive center of probable Early Tertiary age, widespread alteration and geochemistry indicative of an epithermal-style, sedimentary-rock hosted gold system.

In March 2014, we recorded a write down of exploration and evaluation assets of $1,277,189 associated with the Safford-CVN Project based on an internal review of its non-core assets.

Pursuant to the Tanqueray LOI, we are working towards the sale of the Safford-CVN  Project, East Bailey Project and East Camp Douglas Project to Tanqueray for a total consideration of $900,000.  See Item 5B “Liquidity and Capital Resources - “Tanqueray LOI.”

East Camp Douglas Project, Mineral County, Nevada

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

On May 15, 2012, pursuant to the First Amendment of the Diversified Lease, we acquired control over an additional 100 unpatented mineral claims covering approximately 1,697 net acres increasing the overall size of the Camp Douglas Project to 277 unpatented mineral claims and 80 acres of fee land encompassing a total 5,026 acres.

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

The host rocks are volcanic rocks mostly of middle Tertiary age, which overlie Upper Paleozoic and Mesozoic clastic rock units.  Gold and silver mineralization occurs in discrete vein zones and in disseminated style within the wallrocks.  The age of mineralization is believed to be Miocene in the range of 10 to 14 million years.

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

Highlights from the 2012 drill program include1:

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

•
ECD12-012:   Drilled to follow up the results of ECD12-003. 155 ft to 175 ft = 20 ft. at 2.00 ppm Au, and 190 ft to 205 ft = 15 ft. at 1.44 ppm Au.  These are part of a longer interval 150 ft to 220 ft (70 ft.) where every sample has anomalous gold.

________________________
1 These drill hole assays represent weighted averages only as existing data is insufficient to determine true widths on mineralized zones.

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

Royalties and Other Payments

The Diversified Lease is for an initial term of 20 years commencing August 1, 2010 and expiring August 1, 2030, subject to our right to extend the initial term for additional one year periods provided that we are in good standing with respect to, inter alia, our annual lease payments and work commitments. The Diversified Lease is subject to annual escalating lease payments of U.S.$45,000 on August 1, 2010 (paid) increasing annually to U.S.$100,000 on August 1, 2017 and every year thereafter (subject to further annual increases based on the U.S. Consumer Price Index) and annual escalating minimum work expenditures of U.S.$25,000 in year 1 and increasing annually to U.S.$200,000 in year 8 and every year thereafter (subject to further annual increases based on the US Consumer Price Index).  We are also responsible for payment of all federal BLM claim maintenance fees, state and county recording fees and taxes to maintain the Camp Douglas Project in good standing during the term of the Diversified Lease. We must also complete a technical report on the Camp Douglas Project in compliance with NI 43-101 on or before the 4th anniversary of the Diversified Lease.  At such time as we commit to commence development of a mine or mining on the Camp Douglas Project and complete a positive feasibility study therefor, we shall be entitled to exercise the Diversified Option and purchase, subject to the Diversified Royalty, a 100% undivided interest in the Camp Douglas Project for a cash payment of U.S.$100,000. Upon exercise of the Diversified Option, the cumulative annual cash lease payments paid by us to Diversified during the term of the Diversified Lease shall be credited against the Diversified Royalty.

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

It is estimated that maintenance costs for the East Camp Douglas Project for 2015 total approximately U.S.$130,000.  This total is comprised of approximately U.S.$45,000 for annual Federal and State fees for the BLM lode claims, approximately U.S.$3,000 in county taxes for the various fee lands that are currently part of the East Camp Douglas Project, and a U.S.$80,000 annual lease payment for the entire East Camp Douglas Project due to Diversified on or before August 1, 2015. The annual payment to the BLM for the 281 lode claims that comprise the majority of the East Camp Douglas Project are due annually by August 31 or the claims may be cancelled.

Following a strategic decision by the board of directors to concentrate the Company’s management and financial resources on the Railroad-Pinion Project, the Company entered into a binding letter of intent in May 2014 to sell its entire portfolio of non-core early stage exploration assets in Nevada (being the East Camp Douglas, Safford-CVN and East Bailey projects) to Tanqueray. Pursuant to the Tanqueray LOI, we have agreed to sell these projects in exchange for a combination of cash and shares. See Item 5B “Liquidity and Capital Resources - “Tanqueray LOI.”

Summary of Exploration Activities

For the year ended December 31, 2014, we incurred $20,211,449 in acquisition, and deferred exploration and development costs (of which $13,542,500 was incurred pursuant to the Pinion Acquisition) compared to $11,056,629 for the corresponding year ended December 31, 2013.

The following is a breakdown of the material components of our acquisition, and deferred exploration and development costs, on a property by property basis, for the years ended December 31, 2014 and December 31, 2013:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$
Year Ended December 31, 2014

Property acquisition and staking costs	-	13,542,500	-		13,542,500
Exploration expenses
Claim maintenance fees	145,227	159,483	52,763		357,473
Consulting	10,752	1,111,410	10,254		1,132,416
Data Analysis	-	147,524	-		147,524
Drilling	-	2,018,296	-		2,018,296
Equipment	-	4,150	-		4,150
Geological	42,248	385,313	22,481		450,042
Lease payments	202,298	818,920	76,229		1,097,447
Sampling and processing	440	799,251	-		799,691
Site development	-	321,993	-		321,993
Supplies	425	260,037	-		260,462
Travel	-	79,455	-		79,455
	401,390	19,648,332	161,727		20,211,449
Write down of exploration and evaluation assets	(3,318,903)	-	(2,669,346)		(5,988,249)
	(2,917,513)	19,648,332	(2,507,619)		14,223,200

Year Ended December 31, 2013

Exploration expenses
Claim maintenance fees	124,125	106,142	45,034	275,301
Consulting	35,501	1,050,270	25,093	1,110,864
Data analysis	-	92,446	287	92,733
Drilling	-	6,562,450	-	6,562,450
Equipment	-	64,175	-	64,175
Geological	11,597	55,898	28,214	95,709
Lease payments	181,463	497,621	62,316	741,400
Sampling and processing	8,766	682,675	-	691,441
Site development	-	505,351	-	505,351
Supplies	695	826,132	-	826,827
Travel	-	90,378	-	90,378
	362,147	10,533,538	160,944	11,056,629
Write down of exploration and evaluation assets	(133,189)	-	-	(133,189)
	228,958	10,533,538	160,944	10,923,440

The total cumulative acquisition and deferred exploration costs to December 31, 2014 are summarized as follows:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$
Property acquisition and staking costs	505,657	17,358,595	-		17,864,252

Exploration expenses
Assessment/claim fees	633,409	565,699	226,195		1,425,303
Consulting	260,988	3,997,869	196,082		4,454,939
Data analysis/geological	87,749	1,022,851	226,189		1,336,789
Drilling/site development	1,185,802	37,401,178	2,108,590		40,695,570
Lease payments	943,709	3,189,228	289,737		4,422,674
Legal fees for property acquisition	15,094	10,412	17,910		43,416
Sampling and processing	182,603	2,490,425	119,773		2,792,801
Travel	4,017	375,978	17,935		397,930
Write down of exploration and evaluation assets	(3,452,092)	-	(2,669,347)		(6,121,439)
Cumulative deferred exploration costs at December 31, 2014	366,936	66,412,235	533,064		67,312,235

The decrease in total exploration expenditures from $11,056,629 during 2013 to $6,668,949 during 2014 resulted in part from our cutting back on exploration expenditures in the first quarter to focus the majority of its financial and management resources on the Pinion Acquisition. For the remainder of 2014, we also delayed or reduced our planned exploration programs on the Railroad-Pinion Project to coincide with the size and timing of our March 2014 and August 2014 financings.  In response to very difficult capital markets for exploration projects, management is taking a more conservative approach to designing and carrying out its exploration activities based on the actual timing and net proceeds raised from its financing efforts. During 2014, management also ceased any further exploration expenditures on the Safford-CVN and East Camp Douglas Projects in light of our proposed sale of such assets to Tanqueray.  See Item 5B “Liquidity and Capital Resources - “Tanqueray LOI.”

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

Phase II- assessing the economic viability of each individual target identified and determined to be warranted for further drilling. Phase II drilling, now completed, was designed to extend areas of known shallow oxide gold mineralization along strike and at depth, and to test new targets identified by the Phase 1 program.

Phase III- drilling to the point where definition drilling is warranted.  The purpose of this drilling is to provide sufficient information from the discovered mineral deposit to categorize the economic viability of the deposit and to determine a mine plan.

In assessing the quality or grade of the drilling discoveries from our exploration activities, certain Quality Assurance/Quality Control (QA/QC) protocols are employed.  Weighted averaging has been used to calculate all reported drill hole intervals.  Data are insufficient to determine true widths on mineralized zone. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. All other elements are determined by ICP analysis. QA/QC includes insertion of blanks, duplicates and standards into submitted sample batches. These results are continuously evaluated to insure reliable sample preparation in Elko, Nevada and assayed consistently in Reno, Nevada or Vancouver, B.C.

Our exploration staff includes a Chief Geologist who provides technical oversight and has more than 20 years’ experience with other exploration companies in Nevada, a Senior Geologist and a Staff Geologist.  We also retain consultants and geologists as needed to assist us in different aspects of our exploration program.  For further information, see Item 6A “Directors and Senior Management.”

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

Changes to current state or federal laws and regulations in Nevada, where we operate currently, or in jurisdictions where we may operate in the future, could require additional capital expenditures and increased operating and/or reclamation costs. Additional regulatory requirements could impact the economics of our projects. Based upon our current exploration activities, we have not incurred material capital expenditures for environmental control facilities and do not expect to incur any such expenditures in the balance of 2015.

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

Item 4A.  Unresolved Staff Comments.

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of our financial position, changes in financial position and results of operations should be read in conjunction with Item 3A “Selected Financial and Operating Data,”  Item 3D “Risk Factors,” and our consolidated financial statements and the related notes in this Annual Report.

A.	Operating Results

Selected Annual Information

The following financial data is derived from our annual audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012:

	2014 $	2013 $	2012 $
Revenues (interest income)	434	38,832	78,292
General and administrative expenses	(5,731,071)	(4,263,602)	(5,271,516)
Loss and comprehensive loss	(11,708,637)	(4,357,959)	(5,193,224)
Basic and diluted loss per Common Share	(0.10)	(0.05)	(0.07)
Working capital (deficit)	(4,035,579)	(545,278)	9,135,808
Exploration and evaluation assets	67,312,235	53,089,035	42,165,595
Total assets	68,675,954	54,971,286	53,482,564
Total liabilities	4,736,845	1,933,958	1,838,851

All of our projects are at the exploration stage and, to date, we have not generated any revenues other than interest income.

At December 31, 2014, we had not yet achieved profitable operations and has accumulated losses of $28,841,501 (December 31, 2013 – $17,132,864) since inception.  These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2014 of $0.10 (December 31, 2013 - $0.05).

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from our financial statements.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
	$	$	$	$
Interest income	75	41	-	318
Loss and comprehensive loss	(5,064,837)	(1,622,553)	(1,209,814)	(3,811,433)
Loss per share-basic and diluted	(0.04)	(0.01)	(0.01)	(0.04)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
	$	$	$	$
Interest income	5,100	6,233	9,808	17,691
Loss and comprehensive loss	(1,266,413)	(673,719)	(1,729,104)	(688,723)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

Variances quarter over quarter can be explained as follows:

•
In the quarters ended March 31, 2013, June 30, 2013, March 31, 2014, June 30, 2014, and September 30, 2014, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $44,557, $1,149,499, $1,390,376, $81,967, and $730,986 respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options were granted.

•	In the quarter ended December 31, 2014, we recorded an adjustment to share-based compensation of $766,714 based on lower volatility estimates used in the Black-Scholes calculation.
•
In the quarter ended September 30, 2013, we recorded a write down of exploration and evaluation assets of $133,189 associated with the Safford-CVN Project as a result of the termination of the KM/RC lease agreement.

•
In the quarters ended December 31, 2013, March 31, 2014, June 30, 2014, September 30, 2014, and December 31, 2014, we increased our consulting fees significantly due to our engagement of various firms to assist with developing marketing and financial strategies in Europe in an effort to access European capital markets.

•	In the quarter ended March 31, 2014, we recorded a write down of exploration and evaluation assets of $1,277,189 and $124,263 to the Safford-CVN and Camp Douglas Projects, respectively.
•	In the quarter ended December 31, 2014, we recorded a write down of exploration and evaluation assets of $2,041,714 and $2,545,083 to the Safford-CVN and Camp Douglas Projects, respectively.
•
Generally speaking, our general and administrative expenses are not subject to increases or decreases due to seasonality. However, given the general weather conditions and exploration season in North Central Nevada, our exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Fourth Quarter

The operating and administrative expenses for the quarter ended December 31, 2014 totaled $448,364. The major expenses for the quarter ended December 31, 2014 were management fees of $197,085, professional fees of $115,019, office expenses of $60,099, consulting fees of $305,530, travel and related expenses of $198,407, regulatory and shareholder service of $36,313 and wages and salaries of $174,418.

Net loss in the three months ended December 31, 2014 was $5,064,837 compared to a net loss of $1,266,413 in the comparative period ended December 31, 2013. The significantly higher net loss experienced in the current period is largely the result of the write down of the Safford-CVN and East Camp Douglas projects totaling $5,988,249 and higher travel and related expenses as we increased the level of site visits and investor meetings in the current period. This increase in expenses was partially offset by an adjustment to share-based compensation and lower consulting fees incurred in connection with developing marketing and financial strategies in Europe compared to the corresponding period in 2013.

On November 3, 2014, we issued 1,250,000 Common Shares at a deemed price of $0.59 per share to Scorpio pursuant to the Pinion Acquisition.

In December 2014, we entered into separate option-to-purchase agreements to acquire an additional 866 net hectares (2,140 net acres) of land at the southern end of the Railroad-Pinion Project including two additional gold occurrences in close proximity to the Pinion Deposit, being Dark Star and Dixie Creek prospects. The total cost of these acquisitions is less than U.S.$163,000 in the first year and about U.S.$65,000 annually thereafter.  Subsequent to December 31, 2014, we announced a maiden “inferred” mineral resource estimate for the Dark Star gold deposit of 23.11 million tonnes grading 0.51 grams per tonne (g/t) gold (Au), totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au.

We incurred a total of $19,873, $3,440,741, and $392 in deferred exploration expenses on its CVN, Railroad-Pinion and Camp Douglas Projects, respectively, during the fourth quarter for total deferred exploration costs of $3,461,006.

Results of Operations

As an exploration company, we have yet to generate any revenue from our planned operations and have, to date, incurred annual net losses from operating and administrative expenses.

The operating and administrative expenses for the year ended December 31, 2014 totaled $5,731,071 (December 31, 2013: $4,263,602), including share-based compensation issued during the period, valued at $1,436,615 (December 31, 2013: $1,194,056) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the period ended December 31, 2014 were management fees of $678,835 (December 31, 2013 - $688,550), professional fees of $525,813 (December 31, 2013 - $368,168), office expenses of $238,340 (December 31, 2013 - $172,299), consulting fees of $934,498 (December 31, 2013 - $565,954), investor relations of $231,606 (December 31, 2013 - $99,670), regulatory and shareholder services of $193,814 (December 31, 2013 - $117,922) and travel and related costs of $639,322 (December 31, 2013 - $377,957).

The table below details the changes in major expenditures for the year ended December 31, 2014 as compared to the corresponding year ended December 31, 2013.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $368,544
Commencing in the fourth quarter of 2013 and during 2014, we hired consultants to assist with developing marketing and financial strategies in Europe. The 2013 amount represents only the fourth quarter of such consulting fees.

Professional fees	Increase of $157,645	Increased due to more activities with respect to the Pinion Acquisition, the March and August 2014 financings, and mineral lease amendments in Nevada.
Regulatory and shareholder services	Increase of $75,892	Increased due to filing fees associated with the Pinion Acquisition and March and August 2014 financings.
Travel and related expense	Increase of $261,365	Increased level of travel for site visits, the Pinion Acquisition, and March and August 2014 financings.
Share-based compensation	Increase of $242,559	More stock options granted during 2014.

The table below details the changes in major expenditures for the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Consulting fees	Increase of $379,482
Increase due to our hiring of a corporate marketing consultant to review and recommend changes to certain marketing material. We also hired consultants during the fourth quarter of 2013 to assist with developing marketing and financial strategies in Europe.

Professional fees	Decrease of $125,071
Decrease due to fewer activities with respect to acquiring exploration and evaluation assets/leases and financing activities. We also incurred additional professional fees in 2012 associated with our short form prospectus offering and listing on NYSE MKT completed in June 2012.

Regulatory and shareholder services	Decrease of $145,804	Decreased due to increased costs in 2012 related to commencement of listing on NYSE MKT and regulatory costs associated with the 2012 financing.
Investor relations	Decrease of $156,304	Reduced the number of investor relations firms to assist in marketing as we are well established in the market.
Travel and related expense	Decrease of $402,309	Decreased level of travel for site visits, and marketing.
Share-based compensation	Decrease of $146,064	Stock options granted during year ended December 31, 2013 have lower fair market values.

B.	Liquidity and Capital Resources

Except for the Pinion and Dark Star Deposits, we have  no known mineral resources or reserves and is not in commercial production on any of our properties and accordingly, we do not generate cash from operations. We finance our exploration activities by raising capital from equity markets from time to time.

As at December 31, 2014 and 2013, our liquidity and capital resources were as follows:

	December 31, 2014	December 31, 2013
	$	$
Cash and cash equivalents	494,878	1,221,192
Receivables	30,237	15,248
Prepaid expenses	176,151	152,240
Total current assets	701,266	1,388,680
Payables and accrued liabilities	2,236,845	1,933,958
Note payable	2,500,000	-
Working capital deficit	(4,035,579)	(545,278)

Our operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including actively seeking joint venture partners to assist with exploration funding.  Any financial success will be dependent on the extent to which we can discover new mineral deposits.

As at December 31, 2014, we had a cash and cash equivalents position of $494,878 (December 31, 2013 - $1,221,192) derived from the net proceeds of the August 2014 Financing of 9,850,000 underwritten common shares at a price of U.S.$0.64 (C$0.6991) per share for proceeds $6,068,455 net of cash commissions and expenses of $817,972.  The net proceeds of the August 2014 financing were used to fund, among other things, the Phase 2 drill program on the Pinion Project and for general corporate and working capital purposes.

As at December 31, 2014, we had a working capital deficit position of $4,035,579 (December 31, 2013 – $545,278).

On March 5, 2014, we completed the March 2014 Financing of 15,188,495 units at a price of $0.72 per unit for net proceeds of approximately $10.1 million, after commissions and expenses of approximately $772,256. The net proceeds from the March 2014 financing were used to complete the Pinion Acquisition and for general corporate and working capital purposes.

On August 19, 2014, we completed a public offering of 9,850,000 Common Shares at a price of U.S.$0.64 per share for gross proceeds of approximately U.S.$6.3 million. The net proceeds of the August 2014 Financing were used to rectify our working capital deficiency, maintain our property interests in good standing, fund the Phase 2 drill program on the Pinion project and for general corporate and working capital purposes.

On February 3, 2015, we completed an additional public offering of 19,032,000 common shares, at a price of U.S.$0.47 per Common Share for gross proceeds of approximately U.S.$8.9 million, and approximately $2 million was used to pay the remainder of the Scorpio Note. However, the net proceeds from this 2015 financing will not be sufficient to fund the full work program recommended in the 2015 Railroad-Pinion Report and we will require additional capital to complete same. There are no assurances that we will be successful in raising additional capital in a timely manner on commercially reasonable terms or at all.  See Item 3D “Risks Factors” above.

Tanqueray LOI

On May 29, 2014, we entered into a binding letter of intent to sell the Safford-CVN and East Camp Douglas Projects to Tanqueray for a combination of cash and common shares of Tanqueray, subject to a number of conditions including, but not limited to, a consolidation of Tanqueray’s issued common shares on a 3 to 1 basis (the “Tanqueray Consolidation”) and Tanqueray completing a concurrent non-brokered private placement financing of not less than $1,500,000 at a price of not less than $0.20 per post-consolidated share (the “Tanqueray Financing”). However, due to difficult capital markets for early exploration prospects and Tanqueray’s inability to raise the Tanqueray Financing, the purchase price for the Safford-CVN and East Camp Douglas Projects has been reduced to $900,000 comprised of a cash payment of $300,000 and 12,000,000 pre-consolidated (4,000,000 post-consolidated) common shares of Tanqueray at a deemed price of $0.05 per pre-consolidated share ($0.15 per post-consolidated share).  Closing of the amended LOI is now anticipated to occur on or about May 31, 2015, subject to completion of the Tanqueray Consolidation, the Tanqueray Financing and the acceptance of the TSXV. As a result of the reduction in the purchase price for the Safford-CVN and East Camp Douglas Projects, as of December 31, 2014 we have recorded further write-downs of our Safford-CVN and East Camp Douglas Projects of $2,041,714 and $2,545,083, respectively.

The proposed sale of the Safford-CVN and East Camp Douglas Projects follows a strategic decision by our Board to concentrate our company’s efforts on our wholly owned/controlled Railroad-Pinion Project on Nevada’s Carlin Trend.  As part of such shift in strategic direction, we also made certain changes to our technical team in 2014. Effective May 30, 2014, co-founder, director and Vice-President, Exploration Dave Mathewson stepped down as a director and officer to assume responsibility for the direction of Tanqueray as its Vice-President, Exploration and interim CEO upon closing of the LOI.  In conjunction therewith, we paid Mr. Mathewson a transition payment equal to one year’s salary, being U.S.$220,000, by way of a combination of cash and Common Shares and Mr. Mathewson remains a technical advisor to us for a period of at least one year. Senior Geologist, Mac R. Jackson, Jr., M.Sc. was appointed Gold Standard’s new Vice-President, Exploration and is joined by, among others, Chief Geologist John Norby, M.Sc.

Divestiture Highlights:

•	The sale will reduce our annual land holding costs by approximately U.S.$434,000.
•	We will continue to have a significant participation in the potential for exploration success on the Safford-CVN and East Camp Douglas Projects as a major shareholder of Tanqueray.

There is no assurance that the sale of the Safford-CVN and East Camp Douglas Projects to Tanqueray will be successfully completed on the terms and conditions set out in the amended LOI or at all.  In the event the sale does not proceed, we will be required to incur annual expenditures in excess of U.S.$434,000 to maintain the Safford-CVN and East Camp Douglas Projects in good standing.

Our continuation as a going concern is dependent upon successful results from our exploration and evaluation activities and our ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of stock options and warrants, and further equity financing.   There are no assurances that we will be successful in raising additional capital on commercially reasonable terms or at all. See Item 3D “Risk Factors.”

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

F.	Tabular Disclosure of Contractual Obligations

On January 1, 2010, we entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, we assumed the lease and became the primary lessee, and the term was extended to April 30, 2015. In January 2015, pursuant to a lease amendment agreement, the term was extended to April 30, 2020.

On September 1, 2011, we entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring a monthly rent payment of U.S.$4,400.  In September 2014, we exercised the renewal option to extend the term for 12 months expiring August 30, 2015, incurring a monthly rent payment of U.S.$4,635.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	70,406	43,017	113,423
Payable later than one year and not later than five years	283,232	-	283,232
Payable later than five years	24,536	-	24,536
Total	378,174	43,017	421,191

In March 2011, we entered into four separate consulting agreements with consultants, officers, and directors to provide us with management consulting and exploration services for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director to provide us with management/administrative consulting services for an indefinite term effective February 1, 2011.  During 2012, the board of directors approved certain increases to these consulting agreements such that the total combined payments are currently $72,583 per month. In May 2014, a director and officer resigned from his position, and as such the related consulting agreement was terminated. The termination of the consulting agreement reduced the monthly required payment by $18,333. We agreed to pay a total resignation payment of $239,910 to this director and officer, by way of a combination of cash and Common Shares. These agreements also provide for a two year payout totaling, on a collective basis, approximately $1,528,420 (including average discretionary bonuses paid in 2013 and 2014) in the event of termination without cause and a three year payout totaling, on a collective basis, (including average discretionary bonuses paid in 2013 and 2014) approximately $2,292,630 in the event of termination following a change in control of our company.  See Item 6B “Directors, Senior Management and Employees-Compensation.”

Pursuant to various mining leases and agreements, as of March 31, 2015, our estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for 2015 are approximately U.S.$2,703,236. See Item 4D “Property, Plants and Equipment – Summary of Exploration Activities” for details of the various lease payments and other obligations required by us to maintain our various mineral projects in good standing.

G.	Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” commencing on page iii of this Annual Report.

Item 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

The names and positions held with each of our directors and executive officers as of December 31, 2014 were as follows:

Name	Position with the Company
Jonathan T. Awde (3)	Director, President and Chief Executive Officer
David M. Cole (1)(2)	Director
Mac R. Jackson, Jr.	Vice President-Exploration
Robert J. McLeod (1)(2)(3)(4)	Director
Richard S. Silas	Director and Secretary
Jamie D. R. Strauss (3)(4)	Director
William E. Threlkeld (1)(2)(4)	Director
Michael N. Waldkirch	Chief Financial Officer

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating Committee
(4)	Member of Corporate Governance Committee

Set forth below are brief descriptions of recent employment and business experience of our officers and directors.

Jonathan T. Awde (age 37) has been our President and Chief Executive Officer since July 2010 upon the acquisition of JKR, and President and Chief Executive Officer of JKR since March 2009, of which he was a co-founder.  Mr. Awde is the person primarily responsible for the implementation and execution of the Company’s business plan and operations.  Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at Wolverton Securities Inc.

David M. Cole (age 53) has been a director since March 2012.  Mr. Cole has more than 27 years of mining and mineral exploration industry experience.  In December 2003, he founded Eurasian Minerals Inc. (“Eurasian Minerals”), as a public company listed on the NYSE-MKT (EMXX) and TSXV (EMX) and serves as its President and Chief Executive Officer. In March 2004, Mr. Cole co-founded Standard Uranium Corporation, a public uranium exploration and development company which was later sold to Energy Metals Corporation. From 1992 to 2003, Mr. Cole worked for Newmont Mining Corporation (“Newmont”) where he held a number of management and senior geologic positions, gaining extensive global business and technical experience.  Mr. Cole’s success as part of Newmont’s exploration team includes contributions at the world class Carlin Trend (Nevada, USA), Yanacocha (Peru), and Minihasa (Indonesia) mines. Subsequently, he established and managed Newmont’s exploration programs in Turkey.  Mr. Cole earned his Master’s Degree from Colorado State University in 1991 and is a member of several professional organizations and local and international societies, such as the Society of Economic Geologists and the American Mining, Metallurgical and Petroleum Engineers.

Mac R. Jackson, Jr. (age 54) has been our Vice President-Exploration  since May 2014, having joined us in July 2011. He has more than 17 years of experience as an exploration geologist, including eight years with Newmont Mining Corporation.  During his tenure with Newmont, Mr. Jackson was a significant contributor to the discovery of the West Leeville and Turf deposits, both of which are on the Carlin Trend, and the Fiber Line deposit at the Twin Creeks complex.  Mr. Jackson is a certified professional geologist (CPG - 11661) with the American Institute of Professional Geologists (2014) and holds a Master of Science degree from the University of Nevada (1988).

Robert J. McLeod (age 44) has been a director since June 2011, having previously served as a director from July 2010 to March 2011. Mr. McLeod has been the Chief Executive Officer, Vice-President, Operations and a director of Full Metal Minerals Corp., a junior exploration company listed on the TSXV, since June 2003.  He is also a director of various other publicly listed companies including Revolution Resources Corp. (TSX–RV), Vendetta Mining Corp. (TSXV–VDT) and Entourage Metals Ltd. (TSXV-EMT), and from February 2003 to February 2004, he was Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN).  From 2000 to 2003, Mr. McLeod was a Project Geologist for Miramar Mining Corp. and from 1998 to 2000, he was a Senior Geologist for Grayd Resource Corporation.  Mr. McLeod is a professional geologist (March 2003) with a Master’s of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

Richard S. Silas (age 44) has been our Secretary and a director since July 2010 and April 2009, respectively, having served as President and Chief Executive Officer from August 2009 to July 2010.  Mr. Silas is the President of Universal Solutions Inc., a private company providing management and administrative services to TSXV listed companies, and has served as a director and/or officer of various other publicly traded companies over the past 15 years. Mr. Silas also holds a certificate (securities program) from Simon Fraser University in British Columbia.

Jamie D. R. Strauss (age 45) has been a director since September 2012.  Mr. Strauss is currently a director of a boutique mining finance firm, Strauss Partners, based in London, England and has worked as a stockbroker in the City of London for 25 years, specializing in the corporate resource arena, including a term as Managing Director of UK for BMO Capital Markets from 2007 to 2009. He has raised capital for projects spanning the globe in both the energy and mineral world on behalf of leading institutions in North America, Australia and Europe and was a committee member of the Association of Mining Analysts for six years until resigning in 2010.  Mr. Strauss is also a non-executive director of Wildhorse Energy Ltd. (AIM, ASX) and Altius Minerals Corporation (TSXV-ALS).

William E. Threlkeld (age 59) has been a director since March 2011.  He has been the designee of FCMI Parent Co. (see Item 7A “Major Shareholders”).  Since 2001, he has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Master of Science in Economic Geology from the University of Western Ontario.

Michael N. Waldkirch (age 45) has been our Chief Financial Officer since November 2009. From 1997 to 2011, he held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, British Columbia.  Since 1999, Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company Inc., Certified General Accountant, in Richmond, British Columbia. Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Certified General Accountant since 1998.

B.	Compensation

Summary Compensation Table

The following table presents the amount of compensation paid, and benefits in kind granted, to the following executive officers (collectively, the “Named Executive Officers”) for services in all capacities to us for the fiscal years ended December 31, 2014 and 2013.

Name and Principal Position	Year	Salary	Share-Based Awards	Option-Based Awards	Pension Value	Discretionary Bonus ($)	Total Compensation

Jonathan T. Awde (1) CEO and President	2014	$220,000	-	$213,317	-	$54,650	$487,967
	2013	$220,000	-	$149,670	-	$55,000	$424,670
Michael N. Waldkirch (2) CFO	2014	$163,000	-	$64,335	-	$18,150	$245,485
	2013	$163,000	-	$68,767	-	$24,450	$256,217
Mac Jackson (3) VP, Exploration	2014	$178,924	-	$95,280	-	$32,957	$307,161
	2013	-	-	-	-	-	-
Richard S. Silas (4) Secretary	2014	$134,000	-	$64,335	-	$17,035	$215,370
	2013	$134,000	-	$68,767	-	$20,100	$222,867

1  631208 B.C. Ltd., a private company controlled by Jonathan T. Awde, currently receives a management fee of $220,000 per annum, plus discretionary bonus (2014 - $54,650), in consideration for providing management services to our company.

2 Michael Waldkirch & Company Inc., a private company controlled by Michael N. Waldkirch, receives the sum of $163,000 per annum, plus discretionary bonus (2014 - $18,150), in consideration for providing general accounting and financial management services to our company.

3 In conjunction with a shift in focus from exploration towards resource delineation and development, we made certain changes to our technical team.  Effective May 30, 2014, co-founder, director and Vice-President, Exploration David C. Mathewson stepped down as a director and officer to assume responsibility for the direction of Tanqueray as its Vice-President, Exploration and interim President and CEO. In conjunction therewith, we paid Mr. Mathewson a transition payment equal to one year’s salary, being U.S.$220,000, by way of a combination of cash and Common Shares and Mr. Mathewson remains a technical advisor to us for a period of at least one year. Senior Geologist, Mac R. Jackson, Jr., M.Sc. was appointed as our new Vice-President, Exploration.

4 Universal Solutions Inc., a private company controlled by Richard S. Silas, receives the sum of $134,000 per annum, plus discretionary bonus (2014 - $17,035), in consideration for providing general administrative services to our company.

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

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Named Executive Officers, at December 31, 2014, including awards granted before the most recently completed fiscal year ended December 31, 2014, under our 2010 Stock Option Plan.

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date
Jonathan T. Awde CEO & President (and Director)	300,000 225,000 150,000 300,000 222,000 200,000	$0.65 $0.71 $1.16 $0.79 $0.76 $0.77	July 13, 2015 Jan. 25, 2016 February 2, 2017 March 17, 2018 May 23, 2018 September 12, 2019
Michael N. Waldkirch CFO	200,000 75,000 30,000 50,000 102,000 102,000 50,000	$0.65 $0.71 $1.26 $1.16 $0.79 $0.76 $0.77	July 13, 2015 Jan. 25, 2016 June 29, 2016 February 2, 2017 March 17, 2018 May 23, 2018 September 12, 2019
Mac R. Jackson, Jr. VP, Exploration	75,000 20,000 150,000 150,000 75,000	$1.26 $1.16 $0.79 $0.76 $0.77	June 29, 2016 February 2, 2017 March 17, 2018 May 23, 2018 September 12, 2019
Richard S. Silas Secretary (and Director)	200,000 75,000 40,000 102,000 102,000 50,000	$0.65 $0.71 $1.16 $0.79 $0.76 $0.77	July 13, 2015 Jan. 25, 2016 February 2, 2017 March 17, 2018 May 23, 2018 September 12, 2019
TOTAL	3,045,000
1 We have not granted any share based awards.

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

Director Compensation

David M. Cole, Robert J. McLeod and Jamie D. R. Strauss, as our non-executive directors, each receive annual directors’ fees of $24,000 ($2,000 per month) in consideration for their services as directors.  William E. Threlkeld, who has been FCMI Parent Co.’s nominee director on the Board since March 2011 (see Item 7A “Major Shareholders”), has voluntarily waived payment of this fee.

The following table sets forth information concerning all awards outstanding in relation to each of the non-executive directors, at December 31, 2014, including awards granted before the most recently completed fiscal year ended December 31, 2014, under our 2010 Stock Option Plan.

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date
David M. Cole	150,000 150,000 102,000 75,000	$1.82 $0.79 $0.76 $0.77	March 29, 2017 March 17, 2018 May 23, 2018 September 12, 2019
Robert J. McLeod	5,000 50,000 40,000 150,000 102,000 75,000	$0.65 $0.71 $1.16 $0.79 $0.76 $0.77	July 13, 2015 Jan. 25, 2016 February 2, 2017 March 17, 2018 May 23, 2018 September 12, 2019
Jamie D.R. Strauss	150,000 150,000 150,000 75,000	$1.81 $0.79 $0.76 $0.77	September 5, 2017 March 17, 2018 May 23, 2018 September 12, 2019
William E. Threlkeld	200,000 25,000 150,000 102,000 75,000	$1.27 $1.16 $0.79 $0.76 $0.77	Mar. 17, 2016 February 2, 2017 March 17, 2018 May 23, 2018 September 12, 2019
TOTAL	1,976,000
1 We have not granted any share based awards.

C.	Board Practices

Directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  The directors listed in Item 6A “Directors, Senior Management and Employees” were elected at our 2014 annual shareholders meeting held on September 9, 2014.

Our Audit Committee consists of three directors, being Messrs. McLeod (Chair), Cole, and Threlkeld, each of whom is considered “independent” for purposes of this Committee.  All the members of the Audit Committee have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.  The Audit Committee Charter provides that the purposes of this Committee are to (i) provide an open avenue of communication between management, our external auditor and the Board, (ii) assist the Board in its oversight of the integrity, adequacy and timeliness of our financial reporting and disclosure practices, compliance with legal and regulatory requirements related to financial reporting and the independence and performance of the external auditors, and (iii) perform any other activities consistent with its Charter and governing laws as the Committee or the Board deems necessary or appropriate.

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

At December 31, 2014, we had nine employees of which two were located in Vancouver, B.C. and seven in Elko, Nevada.  None of our employees is covered by any labor union.  In addition, we have entered into compensation agreements with private companies controlled by our other three Named Executive Officers, Messrs. Awde, Silas and Waldkirch, all of whom are based in Vancouver, B.C.  See Item 6B “Directors, Senior Management and Employees-Compensation.”

At December 31, 2013, we had nine employees of which two were located in Vancouver, B.C. and seven in Elko, Nevada.

At December 31, 2012, we had nine employees of which two were located in Vancouver, B.C. and seven in Elko, Nevada.

E.	Share Ownership

The following table sets forth certain information regarding ownership of our Common Shares by our officers and directors as of April 27, 2015:

Name	Beneficial Ownership(1)	Percentage
Jonathan T. Awde	5,056,200	3.51%
David M. Cole	577,000	*
Mac R. Jackson, Jr.	477,200	*
Robert J. McLeod	422,000	*
Richard S. Silas	1,333,650	*
James D. R. Strauss	541,000	*
William E. Threlkeld	552,000	*
Michael N. Waldkirch	1,396,750	*
All officers and directors as a group	10,355,800	7.25%
__________
* Less than 1%.

NOTES:

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Item 7.  Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The table below sets forth certain information known to us regarding the beneficial ownership of our outstanding Common Shares as of April 27, 2015 by persons who were the beneficial owners of five percent (5%) or more of our outstanding Common Shares as of such date.  The percentages are calculated on 142,771,878 Common Shares outstanding on April 27, 2015.

Name	Number of Common Shares	Percent of Outstanding Shares

FCMI Parent Co. (1)	28,313,966	19.8%
American Century Quantitative Equity Funds, Inc. – Global Gold Fund (2)	9,018,108	6.3%

(1)  On March 3, 2011, FCMI Parent Co. (“FCMI”) acquired, by way of private placement, a total of 11,000,000 Common Shares at a price of $0.95 per share for a gross purchase price of $10,450,000. FCMI is a private company based in Toronto, Ontario and controlled by Albert D. Friedberg and members of his family. Under the terms of its subscription agreement and subject to FCMI beneficially owning not less than ten (10%) percent of the issued and outstanding Common Shares, FCMI had the right, which expired on March 3, 2013, to (a) nominate one member to the Board, and (b) participate, on a pro rata basis, in any future equity financing undertaken by the company (excluding stock options granted pursuant to the company’s stock option plan and then outstanding share purchase warrants). William E. Threlkeld is FCMI’s nominee on the Board.  On March 4, 2014, FCMI acquired an additional 1,944,444 units of our company at a price of $0.72 per unit in connection with the 2014 private placement.  On August 19, 2014, FCMI acquired an additional 1,300,000 Common Shares at a price of U.S.$0.64 per share for an aggregate purchase price of U.S.$832,000 pursuant to the 2014 public offering.  On February 3, 2015, FCMI acquired an additional 11,400,000 Common Shares at a price of U.S.$0.47 per share for an aggregate purchase price of U.S.$5,358,000 pursuant to the 2015 public offering.  Based on Amendment No. 6 to Schedule 13D filed by FCMI on February 10, 2015.

(2)  Based on a Schedule 13G filed by American Century Investment Management, Inc. on February 10, 2015.

The Common Shares owned by the above listed beneficial owners have the same voting rights as those of the other holders of our Common Shares.

United States Shareholders.  Based upon the records of Computershare Investor Services, Inc., our transfer agent, as of April 29, 2015, there were 25 registered holders of our Common Shares in the United States, with combined holdings of 4,775,196 shares, representing approximately 4.25% of the outstanding Common Shares.  We do not know how many beneficial shareholders we have in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons.  We are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

As of the date of this Annual Report, there are no arrangements known to us which may at a subsequent date result in a change of control of our company.

B.	Related Party Transactions

During the three years ended December 31, 2014, we did not engage in transactions with related parties other than the compensation arrangements disclosed in Item 6B and the lease payments and royalties to David C. Mathewson, a former officer and director, disclosed in Item 4D under “Safford-CVN Project, Eureka County, Nevada- Mining Leases; Royalties and Other Payments.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

A.	Consolidated Statements and Other Financial Information

Reference to the audited Consolidated Financial Statements listed in Item 18 and attached to this Annual Report.

Dividend Policy – we have never paid any dividends and do not intend to pay dividends in the near future.

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

The following table sets forth the closing sales prices of our Common Shares on the TSXV for the periods indicated:

TSXV Stock Trading Activity

	Sales Price ($)

Calendar Period	High	Low

Year Ended
December 31, 2014	0.92	0.47
December 31, 2013	1.34	0.37
December 31, 2012	3.03	0.99
December 31, 2011	1.51	0.61
December 31, 2010	0.90	0.51

Quarter Ended
March 31, 2015	0.69	0.49
December 31, 2014	0.73	0.47
September 30, 2014	0.84	0.65
June 30, 2014	0.85	0.57
March 31, 2014	0.92	0.59
December 31, 2013	1.04	0.57
September 30, 2013	0.71	0.51
June 30, 2013	1.15	0.47
March 31, 2013	1.34	0.99

Month Ended
April 30, 2015 (until April 27)	0.63	0.52
March 31, 2015	0.63	0.49
February 28, 2015	0.67	0.54
January 31, 2015	0.69	0.50
December 31, 2014	0.58	0.47
November 30, 2014	0.61	0.52
October 31, 2014	0.73	0.59

On April 27, 2015, the closing price of our Common Shares on the TSXV was $0.57 per share.

The following table shows the market price ranges of our Common Shares on the NYSE MKT and the OTCQX International market for the periods indicated:

NYSE MKT Trading Activity

	Sales Price ($)

Calendar Period	High	Low

Year Ended
December 31, 2014	0.83	0.40
December 31, 2013	1.36	0.45
December 31, 2012 (from June 12)	2.90	1.21

Quarter Ended
March 31, 2015	0.57	0.37
December 31, 2014	0.66	0.40
September 30, 2014	0.80	0.59
June 30, 2014	0.80	0.52
March 31, 2014	0.82	0.53
December 31, 2013	1.01	0.56
September 30, 2013	0.71	0.49
June 30, 2013	1.13	0.45
March 31, 2013	1.36	0.97

Month Ended
April 30, 2015 (to April 27)	0.5241	0.4115
March 31, 2015	0.49	0.37
February 28, 2015	0.54	0.44
January 31, 2015	0.57	0.43
December 31, 2014	0.50	0.40
November 30, 2014	0.54	0.47
October 31, 2014	0.66	0.50

On April 27, 2015, the closing price of our Common Shares on the NYSE MKT was U.S.$0.4601 per share.

OTCQX International Market Trading Activity

	Sales Price ($)

Calendar Period	High	Low

Year Ended

December 31, 2012 (to June 11)	2.89	0.69
December 31, 2011	1.55	0.65

Registration, Transfer and Par Value

Not applicable.

Restrictions on Transferability

Not applicable.

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

•
Agreement for Sale of Mining Properties dated March 4, 2014 between GSV US, as purchaser, and Scorpio Gold (US) Corporation and its wholly-owned subsidiary, Pinon LLC, as sellers, with respect to our acquisition of the remaining interests in the Pinion Deposit on March 5, 2014.  See Item 4D “Property, Plants and Equipment” above.

•
Letter of Intent dated May 30, 2014, as amended on August 1, 2014, October 10, 2014, January 13, 2015 and March 23, 2015, between us and Tanqueray Exploration Ltd. (TSXV:TQY), to sell our entire portfolio of non-core early exploration assets consisting of Crescent Valley, East Camp Douglas and East Bailey projects to Tanqueray for cash and shares. See Item 5B - “Liquidity and Capital Resources - “Tanqueray LOI” above.

•
Underwriting agreement dated August 13, 2014 between us and Macquarie, Loewen Ondaatje McCutcheon USA Limited, Tempest Capital Corp. and H.C. Wainwright & Co., LLC, as underwriters, in connection with our 2014 public offering of 9,850,000 Common Shares at a price of U.S.$0.64 per share for gross proceeds of U.S.$6,304,000 completed on August 19, 2014.  See Item 4A “History and Development of the Company – Recent Financings” above.

•
Underwriting agreement dated January 28, 2015 between us and Macquarie and H.C. Wainwright & Co., LLC, as underwriters, in connection with our 2015 public offering of 19,032,000 Common Shares at a price of U.S.$0.47 per share for gross proceeds of U.S.$8,945,040 completed on February 3, 2015. See Item 4A “History and Development of the Company – Recent Financings” above.

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

Material United States Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares.  This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our Common Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Canada Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our Common Shares or that such a position would not be sustained.  This description does not address all tax considerations that may be relevant with respect to an investment in our Common Shares. This summary does not account for the specific circumstances of any particular U.S. Holder, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the Common Shares through partnerships or other pass-through entities,

•	persons who acquire their Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our Common Shares by vote or value, and

•	investors holding Common Shares as part of a straddle, an appreciated financial position, a hedging transaction or a conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns Common Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. Investors are urged to consult their own tax advisors regarding the foreign and U.S. federal, state and local tax consequences of investing, holding and disposing our Common Shares.

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States,

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•
a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to limitations, including the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our Common Shares, including the amount of any Canadian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends are included in gross income as ordinary income.  Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our Common Shares and any amount in excess of its tax basis will be treated as capital gain from the sale of Common Shares. See “—Disposition of Common Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Canadian withholding tax imposed on dividends paid with respect to our Common Shares will be a foreign income tax that is eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against U.S. income tax in determining such tax liability).  The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends generally are treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for purposes of computing the U.S. foreign tax credit.  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below)..

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

Based on our current and projected income, assets and activities, we believe that the Company is currently a PFIC.  If we are a PFIC for any taxable year, dividends on our Common Shares would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless the U.S. Holder elects to treat us as a qualified electing fund, or QEF or “mark to market” its Common Shares, as described below:

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

A U.S. Holder may also make a mark-to-market election, but only if our Common Shares are “regularly traded” on a “qualified exchange”.  In general, our Common Shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year.  Our Common Shares are listed on the TSXV in Canada and on the NYSE-MKT in the United States.  However, no assurance can be given that our Common Shares will be regularly traded for purposes of the mark-to-market election.  In addition, because a mark-to-market election cannot be made for a subsidiary PFIC, if a U.S. Holder makes a mark-to-market election it may continue to be subject to the PFIC rules with respect to its indirect interest in any PFIC we own.

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

Because of the complexity of these tax provisions, especially whether we are a PFIC and the potential application of the PFIC rules, including the application of the QEF and mark-to-market elections, U.S. Holders are urged to consult their own tax advisors regarding these provisions.

Net Investment Income Tax

In addition to the income taxes described above, U.S. Holders which are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of  our Common Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax, which is currently imposed at the rate of 28%.  Backup withholding will not apply, however, if the U.S. Holder (i) is a corporation or comes within certain exempt categories, and demonstrates the fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certification.

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

Copies of the documents referred to in this Annual Report may be inspected at our corporate office at Suite 610, 815 West Hastings Street, Vancouver, British Columbia V6C 1B4, upon prior appointment.  Documents which are filed as exhibits to this Annual Report are available on EDGAR, the Internet web site maintained by the SEC at www.sec.gov. or SEDAR, the Internet website maintained in Canada (at www.sedar.com.

I.	Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

We are a “small business issuer” as defined in Form 20-F and are not required to provide this disclosure.

Item 12.  Description of Securities Other than Equity Securities.

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

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

Management has conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2014, based upon the criteria set forth  in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion that as of December 31, 2014, our internal control over financial reporting was effective.

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

The fees paid by us to our external auditor, Davidson & Company LLP, for services rendered to us in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2014	$51,000	Nil	Nil	$41,565 (1)
December 31, 2013	$45,900	Nil	Nil	$7,650 (1)

(1)	Review of quarterly filings.

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

None.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.   Change in Registrant’s Certifying Accountants.

None.

Item 16G.   Corporate Governance.

We are subject to a variety of corporate governance guidelines and requirements of the TSXV, the NYSE MKT, the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  Although we are listed on the NYSE MKT, as a “foreign private issuer,” we are not required to comply with all of that Exchange’s corporate governance rules which are applicable to U.S. companies so long as we comply with Canadian corporate governance practices.  The significant ways in which the NYSE MKT governance rules differ for us, as a foreign company, are our compliance with Canadian requirements, and not the NYSE MKT rules, for a minimum reduced quorum requirement for shareholder meetings, all members of the Nominating Committee being “independent” directors, shareholder approval for certain issuances of Common Shares that could result in a 20% increase in the number of outstanding Common Shares, and shareholder approval for amendments to option plans.

In addition, we review our governance practices and monitor developments in Canada and the United States on an ongoing basis to ensure we are in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

Item 16H.  Mine Safety Disclosure.

During the year ended December 31, 2014, we were not subject to any citations, orders or other legal actions under the U.S. Mine Safety and Health Act of 1977.

PART III

Item 17.  Financial Statements.

See the financial statements provided pursuant to Item 18.

Item 18.  Financial Statements.

The financial statements in this Annual Report consist of the following:

Item 19.  Exhibits.

Exhibit Number	Description
1.1*	Certificate of Incorporation of TCH Minerals Inc., filed February 6, 2004
1.2.1*	Certificate of Name Change to Ripple Lake Minerals Inc.
1.2.2*	Certificate of Name Change to Ripple Lake Diamonds Inc.
1.2.3*	Certificate of Name Change to Devonshire Resources Ltd.
1.2.4*	Certificate of Name Change to Gold Standard Ventures Corp.
1.3.1*	Notice of Articles
1.3.2*	Articles
2.1*	Shareholders Rights Plan Agreement, dated June 1, 2011, between the Company and Computershare Trust Company of Canada
2.2**	Warrant Indenture, dated March 4, 2014, between the Company and Computershare Trust Company of Canada, as warrant agent.
4.1*	Arrangement Agreement, dated May 26, 2010, between the Company and JKR Gold Resources Inc.
4.2*	2010 Stock Option Plan
4.3*	Management Consulting Agreement, dated March 2, 2011, between the Company and 0631208 B.C. Ltd.
4.4*	Consulting Agreement, dated March 2, 2011, between the Company and Universal Solutions Inc.
4.5*	Consulting Agreement, dated March 2, 2011, between the Company and Michael Waldkirch & Company Inc.
4.6*	Subscription Agreement, dated as of March 1, 2011, between the Company and FCMI Parent Co.
4.7*	Sublease, dated January 1, 2010, between JKR Gold Resources Inc. and Universal Solutions Inc.

4.8**	Underwriting Agreement, dated June 22, 2012, between the Company and Dahlman Rose & Company, LLC, as representative of the Underwriters names therein.
4.9**	Pereira Lease, dated on or about November 9, 2012, between the Company and Pereira Family, LLC.
4.10**	Agency Agreement dated August 2, 2013, between the Company and Macquarie Capital Markets Canada Ltd.
4.11**	Agency Agreement dated March 4, 2014, between the Company and Macquarie Capital Markets Canada Ltd., Medalist Capital Ltd., TD Securities Inc. and National Bank Financial Inc.
4.12**	Agreement for Sale of Mining Properties, dated March 4, 2014, between the Company, as purchaser, and Scorpio Gold (US) Corporation and its wholly-owned subsidiary, Pinon LLC.
4.13**
Tanqueray Exploration Ltd. Letter of Intent to Purchase Certain Mining Interests located in Elko, Eureka and Mineral Counties, Nevada from the Company dated May 29, 2014 and amendments thereto dated August 1, 2014, August 27, 2014, October 10, 2014 and January 13, 2015

4.14**	Underwriting Agreement, dated August 13, 2014, by Macquarie Capital Markets Canada Ltd. acting as lead underwriter and the Company
4.15**	Underwriting Agreement, dated January 28, 2015, by Macquarie Capital Markets Canada Ltd. acting as lead underwriter and the Company
8.1**	List of Subsidiaries
12.1***	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)
12.2***	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a)
13.1***	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)
13.2***	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b)

*    These exhibits were previously filed with our Registration Statement on Form 20-F, filed with the SEC on July 28, 2011, and amendments thereto.
**  These exhibits were previously filed on Forms 6-K with the SEC.
*** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report.

GOLD STANDARD VENTURES CORP.

Dated: April 29, 2015	/s/ Jonathan T. Awde
Jonathan T. Awde, President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp., which comprise the consolidated statements of financial position as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows, and changes in shareholders’ equity for the years ended December 31, 2014, 2013, and 2012 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2014 and 2013 and its financial performance and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of material uncertainties that raise substantial doubt about Gold Standard Ventures Corp.'s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 29, 2015

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2014
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2014	2013
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	494,878	1,221,192
Receivables	30,237	15,248
Prepaid expenses (Note 4)	176,151	152,240
	701,266	1,388,680

Property and equipment (Note 5)	7,816	25,273

Exploration and evaluation assets (Note 6)	67,312,235	53,089,035

Reclamation bonds (Note 7)	654,637	468,298

	68,675,954	54,971,286

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	2,236,845	1,933,958
Note payable (Note 6)	2,500,000	-
	4,736,845	1,933,958

Shareholders' equity
Capital stock (Note 9)	86,500,845	65,327,042
Reserves (Note 9)	6,279,765	4,843,150
Deficit	(28,841,501)	(17,132,864)
	63,939,109	53,037,328

	68,675,954	54,971,286

Nature and Continuance of Operations (Note 1), Commitments (Note 15), Subsequent Events (Note 16)

These consolidated financial statements are authorized for issuance by the Board of Directors on April 29, 2015.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2014		2013		2012
	$		$		$

Expenses
Advertising and promotion		9,479		33,772		97,756
Bank charges and interest		79,528		50,609		17,383
Consulting fees		934,498		565,954		186,472
Depreciation		17,457		17,359		17,260
Foreign exchange loss		26,527		7,443		522,946
Insurance		102,237		102,839		50,857
Investor relations		231,606		99,670		255,974
Management fees		678,835		688,550		675,712
Office		238,340		172,299		219,801
Professional fees		525,813		368,168		493,239
Regulatory and shareholders service		193,814		117,922		263,726
Rent		138,386		132,652		126,354
Reversal of payables		(202,893)		-		-
Share-based compensation (Note 9)		1,436,615		1,194,056		1,340,120
Travel and related		639,322		377,957		780,266
Wages and salaries		681,507		334,352		223,650

		(5,731,071)		(4,263,602)		(5,271,516)

Write down of exploration and evaluation assets (Note 6)		(5,988,249)		(133,189)		-
Gain on debt settlement (Note 9)		10,249		-		-
Interest income		434		38,832		78,292

Loss and comprehensive loss for the year		(11,708,637)		(4,357,959)		(5,193,224)

Basic and diluted loss per share		(0.10)		(0.05)		(0.07)

Weighted average number of common
shares outstanding		112,820,397		87,125,176		75,049,087

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2014		2013		2012
	$		$		$
Cash flows used in operating activities
Net loss for the year		(11,708,637)		(4,357,959)		(5,193,224)
Items not affecting cash and cash equivalents:
Depreciation		17,457		17,359		17,260
Share-based compensation		1,436,615		1,194,056		1,340,120
Gain on debt settlement		(10,249)		-		-
Unrealized foreign exchange		(84,881)		-		-
Write down of exploration and evaluation assets		5,988,249		133,189		-
Changes in non-cash working capital items
Decrease (increase) in receivables		(14,989)		87,705		(9,357)
(Increase) in prepaid expenses		(23,911)		(66,292)		(14,440)
Increase (decrease) in accounts payable and accrued liabilities		(126,345)		401,357		(21,075)
		(4,526,691)		(2,590,585)		(3,880,716)

Cash flows used in investing activities
Reclamation bonds		(101,458)		(167,640)		(225,451)
Acquisition of property and equipment		-		(980)		-
Exploration and evaluation assets expenditures		(12,330,080)		(11,362,879)		(24,389,995)
		(12,431,538)		(11,531,499)		(24,615,446)

Cash flows from financing activities
Proceeds from share issuances		17,822,143		5,000,000		20,514,000
Share issuance costs		(1,590,228)		(442,482)		(1,863,253)
Proceeds from exercise of warrants		-		-		12,078,559
Proceeds from exercise of stock options		-		-		667,750
Shareholders' loan repayment		-		-		(2,005)
		16,231,915		4,557,518		31,395,051

Net change in cash and cash equivalents		(726,314)		(9,564,566)		2,898,889

Cash and cash equivalents, beginning of year		1,221,192		10,785,758		7,886,869

Cash and cash equivalents, end of year		494,878		1,221,192		10,785,758

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at year end		1,827,417		1,253,548		1,559,798
Reclassification of expired warrants from reserves to share capital		-		667,008		-
Shares issued for exploration and evaluation assets		4,807,500		-		-
Shares issued for debt settlement		134,388		-		-
Promissory note issued for exploration and evaluation assets		2,500,000		-		-

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Shares Issued	Capital Stock		Reserves		Deficit		Total Shareholders' Equity
		$		$		$		$

Balance at December 31, 2011	60,676,852		27,828,590		3,852,852		(7,581,681)		24,099,761

Shares issued for cash	10,000,000		20,514,000		-		-		20,514,000
Share issuance costs	-		(1,863,253)		-		-		(1,863,253)
Warrants exercised	12,193,257		12,386,529		(307,970)		-		12,078,559
Stock options exercised	950,000		1,236,650		(568,900)		-		667,750
Share-based compensation	-		-		1,340,120		-		1,340,120
Net loss for the year	-		-		-		(5,193,224)		(5,193,224)
Balance at December 31, 2012	83,820,109		60,102,516		4,316,102		(12,774,905)		51,643,713

Shares issued for cash	7,936,509		5,000,000		-		-		5,000,000
Share issuance costs	-		(442,482)		-		-		(442,482)
Warrants expired	-		667,008		(667,008)		-		-
Share-based compensation	-		-		1,194,056		-		1,194,056
Net loss for the year	-		-		-		(4,357,959)		(4,357,959)
Balance at December 31, 2013	91,756,618		65,327,042		4,843,150		(17,132,864)		53,037,328

Shares issued for cash	25,038,495		17,822,143		-		-		17,822,143
Shares issued for exploration and evaluation assets	6,750,000		4,807,500		-		-		4,807,500
Shares issued for debt settlement	194,765		134,388		-		-		134,388
Share issuance costs	-		(1,590,228)		-		-		(1,590,228)
Share-based compensation	-		-		1,436,615		-		1,436,615
Net loss for the year	-		-		-		(11,708,637)		(11,708,637)
Balance at December 31, 2014	123,739,878		86,500,845		6,279,765		(28,841,501)		63,939,109

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
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

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2014, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.  Subsequent to December 31, 2014, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 per share for gross proceeds of US$8,945,040 (Note 16).

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

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

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

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
For the year ended December 31, 2014
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

As at December 31, 2014 and 2013, there were no significant restoration and environmental obligations.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
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

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable and accrued liabilities and note payable.

As at December 31, 2014, the Company does not have any derivative financial assets and liabilities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
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

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

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
For the year ended December 31, 2014
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

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 16,953,248 (2013 – 5,975,000; 2012 – 5,000,526).

Standards issued or amended but not yet effective
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2014 and have not been applied in preparing these consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s consolidated financial statements for the year ending December 31, 2015 or later:

•
IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is tentatively effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect any effect on the Company’s consolidated financial statements.

NOTE 3 – Cash and Cash Equivalents

	December 31, 2014	December 31, 2013
	$	$
Cash at bank	482,334	906,310
Cash held in lawyers’ trust account	12,544	22,587
Cash equivalents	-	292,295

	494,878	1,221,192

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 4 – Prepaid Expenses

	December 31, 2014	December 31, 2013
	$	$
Prepaid expenses	163,863	139,952
Deposits	12,288	12,288

	176,151	152,240

NOTE 5 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2013 and December 31, 2014	65,275	22,008	87,283
Depreciation:
At December 31, 2013	45,695	16,315	62,010
Charge for the year	13,056	4,401	17,457
At December 31, 2014	58,751	20,716	79,467
Net book value:
At December 31, 2013	19,580	5,693	25,273
At December 31, 2014	6,524	1,292	7,816

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2012	65,275	21,028	86,303
Additions	-	980	980
At December 31, 2013	65,275	22,008	87,283
Depreciation:
At December 31, 2012	32,639	12,012	44,651
Charge for the year	13,056	4,303	17,359
At December 31, 2013	45,695	16,315	62,010
Net book value:
At December 31, 2012	32,636	9,016	41,652
At December 31, 2013	19,580	5,693	25,273

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Crescent Valley	Railroad-Pinion	Camp Douglas	Total
	$	$	$	$

Balance as at December 31, 2012	3,055,492	36,230,365	2,879,738	42,165,595

Exploration expenses
Claim maintenance fees	124,125	106,142	45,034	275,301
Consulting	35,501	1,050,270	25,093	1,110,864
Data analysis	-	92,446	287	92,733
Drilling	-	6,562,450	-	6,562,450
Equipment rental	-	64,175	-	64,175
Geological	11,597	55,898	28,214	95,709
Lease payments	181,463	497,621	62,316	741,400
Sampling and processing	8,766	682,675	-	691,441
Site development	-	505,351	-	505,351
Supplies	695	826,132	-	826,827
Travel	-	90,378	-	90,378
	362,147	10,533,538	160,944	11,056,629

Write down of exploration and evaluation assets	(133,189)	-	-	(133,189)

Balance as at December 31, 2013	3,284,450	46,763,903	3,040,682	53,089,035

Property acquisition and staking costs	-	13,542,500	-	13,542,500
Exploration expenses
Claim maintenance fees	145,227	159,483	52,763	357,473
Consulting	10,752	1,111,410	10,254	1,132,416
Data analysis	-	147,524	-	147,524
Drilling	-	2,018,296	-	2,018,296
Equipment rental	-	4,150	-	4,150
Geological	42,248	385,313	22,481	450,042
Lease payments	202,298	818,920	76,229	1,097,447
Sampling and processing	440	799,251	-	799,691
Site development	-	321,993	-	321,993
Supplies	425	260,037	-	260,462
Travel	-	79,455	-	79,455
	401,390	19,648,332	161,727	20,211,449

Write down of exploration and evaluation assets	(3,318,903)	-	(2,669,346)	(5,988,249)

Balance as at December 31, 2014	366,937	66,412,235	533,063	67,312,235

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
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

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$35,000	$12,500	$25,000	$25,000	$97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500	(Paid)
2013	55,000	17,500	45,000	-	117,500	(Paid)
2014	60,000	17,500	50,000	-	127,500	(Paid subsequently)
Onward	60,000	17,500	50,000	-	127,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by a former officer and director of the Company.

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

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(Paid)
2012	20,000	(Paid)
2013	30,000	(Paid)
2014	40,000	(Paid)
2015	50,000
2016-2020	60,000

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
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

In March 2014, based on an internal review of the property, the Company recorded a write-down of $1,277,189.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies.

In May 2014, and as amended in August 2014, October 2014, January 2015 and March 2015, the Company entered into a binding letter of intent (“LOI”) to sell the CVN and Camp Douglas projects to Tanqueray Exploration Ltd. (“Tanqueray”) for total consideration of $900,000 consisting of a cash payment of $300,000 and 12,000,000 common shares of Tanqueray at a deemed price of $0.05 per share. The closing is expected to occur on or about May 31, 2015, subject to certain conditions, including the satisfaction of respective due diligence investigations, Tanqueray raising $1.5 million, acceptance of the TSX-V and, where applicable, approval by Tanqueray’s shareholders. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,041,714.

Railroad-Pinion Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:

a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

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
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

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

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040	(Paid)
2013	78,588	(Paid)
2014	78,588	(Paid)
2015	87,137
2016	87,137
Onward	96,887

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

Year
2013	US$100,000	(Incurred)
2014	200,000	(Incurred)
2015	450,000
2016	750,000
2017	1,000,000

Beginning in 2018, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

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

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$63,522	(Paid)
2012	72,236	(Paid)
2013	72,236	(Paid)
2014	84,940	(Paid)
2015	86,683
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

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

During the year ended December 31, 2014, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties. The amendments resulted in additional lease payments totalling US$17,235. In addition to the lease payments, the Company paid or accrued total signing bonuses of US$120,600 with respect to the signing of the leases.

In October 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$15,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

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
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement. The annual lease payments increase by 5% each year.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term (incurred), US$750,000 during the second year of the lease term (incurred), and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.   The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$20,000 on the first anniversary and then increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

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

In March 2014, the Company entered into an agreement with Scorpio Gold Corp. (“Scorpio”) to acquire a certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the south of the Company’s flagship Railroad Gold Project in Elko County, Nevada.

Total consideration consisted of:

(1)	An upfront $250,000 non-refundable deposit (paid);
(2)	A cash payment of $5,750,000 payable upon closing (paid);
(3)	Share consideration of 5,500,000 common shares of the Company payable upon closing (issued at a value of $4,070,000);
(4)
A cash payment of $2,500,000 payable one year from closing (issued a promissory note of $2,500,000 with an interest rate of 3% per annum secured by the Pinion Gold Deposit. The promissory note was subsequently repaid in March 2015;

(5)
Upon delivering a NI 43-101-compliant resource exceeding 1 million ounces of gold at the Pinion Gold Deposit, the Company will issue to Scorpio a further 1,250,000 common shares (issued at a value of $737,500) (Note 9);

(6)
Additional cash consideration of $1,500,000 to $3,000,000 will be payable by the Company if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In conjunction with the acquisition of the Pinion Gold Deposit, the Company paid $75,000 for an exclusive dealing agreement with Scorpio and an advisory fee of $160,000.

The Pinion Gold Deposit is subject to five underlying lease agreements which require total annual lease payments of US$47,931 in 2014 and then increasing to $49,090 in 2017.

The Pinion Gold Deposit is subject to a maximum of 5% NSR pursuant to various underlying lease agreements and royalty agreements.

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years located in Elko County, Nevada. The Company paid US$50,000 upon execution of the agreement and is required to make annual lease payments of US$30,000 on the first anniversary and then increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at December 31, 2014, the Company had paid US$280,000 in lease payments and fulfilled the accumulated work commitment of US$900,000 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000. The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

In March 2014, based on an internal review of the property, the Company recorded a write-down of $124,263.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies.

Pursuant to the LOI with Tanqueray, the Company is working toward the sale of the CVN and Camp Douglas projects to Tanqueray for total consideration of $900,000. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,545,083.

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds of $654,637 (US$564,293) (December 31, 2013 - $468,298 (US$473,406)).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 8 – Accounts Payable and Accrued Liabilities

	December 31, 2014	December 31, 2013
	$	$
Accounts payable	1,911,980	1,567,417
Accrued liabilities	324,865	366,541

	2,236,845	1,933,958

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In June 2012, the Company closed a private placement whereby 10,000,000 shares at US$2.00 (equivalent to $2.0514) per share were issued for proceeds of $18,650,747 net of cash commissions and expenses of $1,863,253.

In August 2013, the Company closed a public offering whereby 7,936,509 shares at $0.63 per share were issued for proceeds of $4,557,518 net of cash commissions and expenses of $442,482.

In March 2014, the Company completed a public offering of 15,188,495 units at a price of $0.72 per unit for proceeds of $10,163,460 net of cash commission and expenses of $772,256. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. The Company issued 7,594,248 warrants exercisable at $1.00 per share for a period of two years.

In March 2014, the Company issued 5,500,000 common shares at a value of $4,070,000 to Scorpio pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

In August 2014, the Company closed a public offering whereby 9,850,000 shares at US$0.64 (equivalent to $0.6991) per share were issued for proceeds of $6,068,455 net of cash commissions and expenses of $817,972.

In October 2014, the Company issued 194,765 common shares at a value of $134,388 to settle the balance of a resignation payment of $144,637 due to a former director and officer, resulting in a gain of $10,249.

In November 2014, the Company issued 1,250,000 common shares of the Company at a value of $737,500 to Scorpio pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Share Purchase Warrants (continued)

During the year ended December 31, 2012, 12,193,257 warrants were exercised for proceeds of $12,078,559.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2011	12,973,783	0.99
Exercised	(12,193,257)	0.99
Outstanding at December 31, 2012	780,526	0.95
Expired	(780,526)	0.95
Outstanding at December 31, 2013	-	-
Issued	7,594,248	1.00
Outstanding at December 31, 2014	7,594,248	1.00

A summary of the share purchase warrants outstanding and exercisable at December 31, 2014 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
1.00	7,594,248	*	March 4, 2016

* These warrants are subject to an acceleration clause whereby if the closing price of the Company’s shares is equal to or exceeds $1.35 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice.

Stock Options

On September 9, 2014, the shareholders of the Company approved the Company’s Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

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
For the year ended December 31, 2014
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

In March 2013, the Company granted 50,000 stock options for a period of five years, valued at $0.89 per option for a total value of $44,557 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 132%.

In May 2013, the Company granted 1,705,000 stock options for a period of five years, valued at $0.67 per option for a total value of $1,149,499 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 140%.

In March 2014, the Company granted 2,179,000 stock options for a period of four years, valued at $0.64 per option for a total value of $888,226 calculated using the Black-Scholes option pricing model assuming a life expectancy of four years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 78%.

In June 2014, the Company granted 125,000 stock options for a period of five years, valued at $0.66 per option for a total value of $56,842 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.57%, a forfeiture rate of 0%, and volatility of 80%.

In September 2014, the Company granted 1,080,000 stock options for a period of five years, valued at $0.68 per option for a total value of $491,547 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.70%, a forfeiture rate of 0%, and volatility of 78%.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2011	4,035,000	0.83
Granted	1,135,000	1.40
Exercised	(950,000)	0.70
Outstanding at December 31, 2012	4,220,000	1.01
Granted	1,755,000	0.77
Outstanding at December 31, 2013	5,975,000	0.94
Granted	3,384,000	0.78
Outstanding at December 31, 2014	9,359,000	0.88

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at December 31, 2014 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.65	1,305,000	1,305,000	July 13, 2015
0.82	200,000	200,000	October 6, 2015
0.71	700,000	700,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
1.16	715,000	715,000	February 2, 2017
1.82	150,000	150,000	March 29, 2017
2.73	25,000	25,000	June 1, 2017
1.68	50,000	50,000	August 30, 2017
1.68	20,000	20,000	September 4, 2017
1.81	150,000	150,000	September 5, 2017
1.03	50,000	50,000	March 1, 2018
0.79	2,179,000	2,179,000	March 17, 2018
0.76	1,705,000	1,705,000	May 23, 2018
0.71	125,000	125,000	June 2, 2019
0.77	1,080,000	1,080,000	September 12, 2019
	9,359,000	9,359,000

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

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  Geographic information is as follows:

	As at December 31, 2014
	Canada	US	Total
	$	$	$
Reclamation bonds	-	654,637	654,637
Property and equipment	6,232	1,584	7,816
Exploration and evaluation assets	-	67,312,235	67,312,235
	6,232	67,968,456	67,974,688

	As at December 31, 2013
	Canada	US	Total
	$	$	$
Reclamation bonds	-	468,298	468,298
Property and equipment	20,520	4,753	25,273
Exploration and evaluation assets	-	53,089,035	53,089,035
	20,520	53,562,086	53,582,606

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 11 - Related Party Transactions

During the year ended December 31, 2014, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at December 31, 2014, $63,060 (December 31, 2013 - $111,012) was included in accounts payable and accrued liabilities owing to companies controlled by directors and officers of the Company.

ii.
In May 2014, a director and officer resigned from his position. The Company agreed to pay a total resignation payment of $239,910 to this director and officer. As at December 31, 2014, $nil (December 31, 2013 - $33,000; December 31, 2012 - $nil) was included in accounts payable and accrued liabilities owing to this former director and officer of the Company.

iii.	Incurred rent expense of $nil (December 31, 2013 - $nil; December 31, 2012 - $73,575) to a company controlled by a director and officer of the Company.

Summary of key management personnel compensation:

	For the year ended December 31,
	2014	2013	2012
	$	$	$
Management fees	678,835	688,550	675,712
Professional fees	-	-	12,000
Exploration and evaluation assets expenditures	107,987	226,578	281,664
Wages and salaries	238,895	33,000	14,577
Share-based compensation	825,015	715,990	832,722
	1,850,732	1,664,118	1,816,675

In March 2011, the Company granted to a former director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

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

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 13 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2014	2013	2012
	$	$	$

Loss before income taxes	(11,708,637)	(4,357,959)	(5,193,224)

Combined federal and provincial statutory income tax rate	26.00%	25.75%	25.00%

Expected income tax recovery at statutory tax rates	(3,044,000)	(1,122,000)	(1,298,000)
Impact of different statutory tax rates on earnings of subsidiaries	(843,000)	(301,000)	(186,000)
Non-deductible expenditures	383,000	317,000	477,000
Impact of future income tax rates applied versus current statutory rate	-	(164,000)	-
Share issuance costs	(413,000)	(114,000)	(466,000)
Change in unrecognized deductible temporary differences and others	3,917,000	1,384,000	1,473,000
Total	-	-	-

The Canadian income tax rate increased during the year due to changes in the law that increased corporate income tax rates in Canada.

Significant components of deferred tax assets that have not been recognized are as follows:

	As of December 31,
	2014	2013	2012
	$	$	$

Share issuance costs	641,000	523,000	603,000
Non-capital losses	6,667,000	4,819,000	3,211,000
Capital assets	18,000	14,000	5,000
Exploration and evaluation assets	2,729,000	1,172,000	1,127,000
Total	10,055,000	6,528,000	4,946,000

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been recognized on the statements of financial position are as follows:

	As of December 31,
	2014	Expiry dates	2013	Expiry dates	2012	Expiry dates
	$		$		$
Share issuance costs	2,467,000	2015 to 2018	2,013,000	2014 to 2017	2,410,000	2013 to 2016
Non-capital losses	22,051,000	2015 to 2034	16,242,000	2014 to 2033	11,679,000	2014 to 2032
Capital assets	67,000	No Expiry	51,000	No Expiry	19,000	No Expiry
Exploration and evaluation assets	10,495,000	No Expiry	4,507,000	No Expiry	4,507,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

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

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2014, the Company had a net monetary liability position of US$1,347,584. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $13,500.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and the interest rate of the note payable is fixed.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments. As at December 31, 2014, the Company had a working capital deficit of $4,035,579, however, subsequent to December 31, 2014, the Company raised proceeds of US$8,945,040 (Note 16) pursuant to completion of a public offering.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2014
(Expressed in Canadian Dollars)

NOTE 15 - Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month. In November 2012, the Company assumed the lease and became the primary lessee, and the term was extended to April 30, 2015. In January 2015, the Company entered into a lease amendment agreement and extended the term to April 30, 2020.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring a monthly rent payment of US$4,400.  In September 2014, the Company exercised the renewal option to extend the term for 12 months expiring August 30, 2015, incurring a monthly rent payment of US$4,635.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	70,406	43,017	113,423
Payable later than one year and not later than five years	283,232	-	283,232
Payable later than five years	24,536	-	24,536
Total	378,174	43,017	421,191

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control. During 2012, the Board of Directors approved amendments to these consulting agreements whereby the total combined payment increased to approximately $72,583 per month. In May 2014, a director and officer resigned from his position, and as such the related consulting agreement was terminated. The termination of the consulting agreement reduced the monthly required payment by $18,333.

NOTE 16 – Subsequent Events

a)	In January 2015, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 per share for gross proceeds of US$8,945,040.

b)
In February 2015, the Company granted 600,000 stock options exercisable at $0.63 per option for a period of three years and 75,000 stock options exercisable at $0.63 per option for a period of five years. The Company also cancelled 356,000 stock options at a weighted average exercise price of $1.16 per option expiring from April 5, 2016 to September 12, 2019.