Form 40-F
period 2015-12-31
Gold Standard Ventures Corp.
filed 2016-03-31
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015                                    Commission file number: 1-35571

Gold Standard Ventures Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 610 – 815 West Hastings Street
Vancouver, B.C. V6C 1B4
(604) 669-5702
(Address and telephone number of Registrant’s principal executive offices)

Gold Standard Ventures (US) Inc.
2135 Industrial Way, Suite A
Elko, Nevada, 89801
(775) 738-9572
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 167,769,539 common shares (as of December 31, 2015).

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

Gold Standard Ventures Corp.  (the “Registrant” or “we” or “us”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”)  for the year ended December 31, 2015 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”) for the year ended December 31, 2015, including the Independent Auditors’ Report of Registered Public Accounting Firm, are attached as Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2015 is attached as Exhibit 99.3 of this Form 40-F.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto contain “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, that are based on our current expectations, assumptions, estimates and projections about us. These forward-looking statements are subject to various known and unknown risks and uncertainties.  Generally, the forward-looking statements can be identified by the use of terminology followed by or that include words such as “may”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “seeks”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments.

Forward-looking statements contained or incorporated by reference in this annual report relating to us may pertain to the following, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof,  performance characteristics of our mineral properties, drilling, results of our various projects, existence of mineral resources or reserves and timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and assumptions contained or incorporated by reference in this annual report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, or as otherwise expressly incorporated herein by reference as well as:

•	the results of our proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;
•	our assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;
•	the quantity and grade of mineral resources contained in the Pinion and Dark Star Deposits located within the Railroad-Pinion Project are accurate in all material respects;
•
the sufficiency of our current working capital to carry out the work programs and drilling on the Railroad-Pinion Project including, but not limited to, the Pinion and Dark Star Deposits as recommended in the 2016 Railroad-Pinion Report on a timely basis;

•	the price for gold and other precious metals will not fall significantly below current levels;
•
we will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

•	we will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;
•	we will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet our needs from time to time;
•	our capital and operating costs will not increase significantly from current levels;
•	key personnel will continue their employment with us and we will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner;
•	there will be no significant adverse changes in the Canada/U.S. currency exchange rate;
•	there will be no significant changes in our ability to comply with environmental, safety and other regulatory requirements; and
•
the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to our Railroad-Pinion Project and operations.

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

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our AIF attached hereto as Exhibit 99.1 under the headings Item 8. “Risk Factors” and Item 2.1 “Cautionary Note Regarding Forward Looking Statements and Forward Looking Information” and elsewhere in the AIF, and in the documents incorporated by reference to this Form 40-F and the AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.

These forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. We do not assume any obligation to update forward-looking statements, except as required by applicable securities laws, if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, persons should not place undue reliance on forward-looking statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2015, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.7225.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the SEC.  We have prepared our financial statements, which are filed as Exhibit 99.2 to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements of U.S. and other companies prepared in accordance with U. S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF and the MD&A, attached as Exhibits 99.1 and 99.3 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the “Definition Standards on Mineral Resources and Mineral Reserves”, adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Although it is reasonably expected that the majority of "inferred resources" could be upgraded to "indicated resources" with continued exploration, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the AIF, or in the documents incorporated by reference to this Form 40-F and the AIF, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

TAX MATTERS

Purchasing, holding or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report.   Shareholders are solely responsible for determining the tax consequences as applicable to their particular circumstances and should consult with their own tax advisors concerning an investment in our securities.

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2015 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2016.

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

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision of, and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a–15(e) and Rule 15d–15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see  “Internal Controls over Financial Reporting Procedures” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as of December 31, 2015, which immediately precedes the audited consolidated financial statements included as part of Exhibit 99.2 to this Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2015, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

CORPORATE GOVERNANCE

           We are subject to a variety of corporate governance guidelines and requirements of the TSX Venture Exchange, the NYSE MKT (the “NYSE MKT”), the Canadian Securities Administrators and the SEC.  We believe that we meet or exceed the applicable corporate governance requirements.  Although we are listed on the NYSE MKT, we are not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies.  The significant ways in which the NYSE MKT governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a change in control of us, a 20% increase in the number of outstanding common shares, and shareholder approval for amendments to option plans. A company seeking relief under or from these provisions must provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. In addition, the company must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards. This disclosure may be provided on the company’s website but must be included in the company’s annual report distributed to shareholders in the United States.

We review our governance practices and monitor developments in Canada and the United States on an on-going basis to ensure we remain in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are identified under the heading Item 19. “Audit Committee” in the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE MKT’s corporate governance listing standards applicable to us and as determined by Rule 10A-3 under the Exchange Act.

Audit Committee Financial Expert

The Board has determined that Robert J. McLeod, Chair of the Audit Committee, is “independent” and has the necessary qualifications to be designated as an “audit committee financial expert,” within the meaning of applicable SEC rules and NYSE MKT rules.

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

Audit Committee Charter

Our Audit Committee Charter is provided in Schedule A to the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2015 and 2014. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 19.9: “Audit Committee - External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 19.8 “Audit Committee - Pre-Approval Policies and Procedures” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CODE OF BUSINESS ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers and directors.  The Code is available on our website at http://goldstandardv.com/corporate/corporate-governance/  and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them.  During the fiscal year ended December 31, 2015, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

For a description of our contractual obligations, see “Commitments” in the MD&A, which is attached as Exhibit 99.3 to this Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2015, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

INTERACTIVE DATA FILE

We are not currently required to submit to the SEC, nor post to our corporate website, an Interactive Data File.

ADDITIONAL INFORMATION

Additional information relating to our company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, or on our website at http://goldstandardv.com.  Shareholders may also contact the Secretary of the Company by phone at 1-604-669-5702 or by e-mail at info@goldstandardv.com to request copies of these documents and this annual report on Form 40-F.

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board by:

•	writing to:	Jonathan T. Awde President and CEO Suite 610 – 815 West Hastings St. Vancouver, BC V6C 1B4
•	calling:	1-604-669-5702
•	emailing:	jonathan@goldstandardv.com

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

EXHIBIT INDEX

Consents
23.1	Consent of Davidson & Company LLP

23.2	Consent of Michael Dufresne

23.3	Consent of Steven Koehler

Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1850

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2015

99.2	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2015

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Gold Standard Ventures Corp.

By:	/s/ Jonathan T. Awde
Name:	Jonathan T. Awde
Title:	CEO and President

Date:  March 30, 2016