Form 40-F/A
period 2015-12-31
Gold Standard Ventures Corp.
filed 2016-11-02
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No.1)

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

Gold Standard Ventures Corp. (“we”, our”) is filing this Amendment No. 1 (the "Amendment") to its Annual Report on Form 40-F for the fiscal year ended December 31, 2015 (the "Original Filing") filed on March 31, 2016. We are filing this Amendment as the Original Filing:

(1)
inadvertently did not disclose, in the Consent of Independent Registered Public Accounting Firm contained in Exhibit 23.1 to the Original Filing, the date for the audit reports with respect to the consolidated financial statements and the signature date, together with a few non-material typographical changes (the "Audit Reports") included in the Original Filing. Consequently, the first purpose of this Amendment is to amend Exhibit 23.1 by refiling an amended Consent of Independent Registered Public Accounting Firm which includes the actual dates.

(2)
inadvertently included a paragraph stating that our independent registered public accounting firm had issued an attestation report. No attestation report had been filed as we are not required to issue an attestation report at this time. Consequently, the second purpose of this Amendment is to remove this paragraph.

(3)
referenced the description of our contractual obligations to the commitments section in the MD&A which is attached as Exhibit 99.3. However, we did not present our contractual obligations in a tabular format, which may be accompanied by footnotes, pursuant to the General Instruction (b)(12) of the Form 40-F. Consequently, the third purpose of this Amendment is to include a tabular format to our contractual obligations section in the text of the Original Filing instead of the reference to the MD&A.

Other than as expressly set forth above, this Amendment does not, and does not purport to, update or restate the information in the Original Filing or reflect any events that have occurred after the Original Filing was filed.

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
•
the sufficiency of our current working capital to carry out the recommended work programs and drilling on the Railroad-Pinion Project including, but not limited to, the Pinion and Dark Star Deposits and our ability to raise additional financing on reasonably commercial terms to complete such programs as recommended in the 2016 Railroad-Pinion Report on a timely basis;

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

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our AIFl attached hereto as Exhibit 99.1 under the headings Item 8. “Risk Factors” and Item 2.1 “Cautionary Note Regarding Forward Looking Statements and Forward Looking Information” and elsewhere in the AIF, and in the documents incorporated by reference to this Form 40-F and the AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.

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

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF and the MD&A, attached as Exhibits 99.1 and 99.3 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

CONTRACTUAL OBLIGATIONS

	Total	Fiscal 2016	Fiscal 2017-2018	Fiscal 2019-2020	After Fiscal 2020
	$	$	$	$	$
Office leases	306,700	66,452	142,104	98,144	-
Mineral interests (1)	25,170,867	3,365,211	6,258,906	5,786,252	9,760,499
	25,477,567	3,431,663	6,401,010	5,884,396	9,760,499

(1)	Amounts shown for mineral interests include option payments, mineral lease payments and work commitment that are required to maintain our interest in the mineral projects.

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

EXHIBIT INDEX

Consents
23.1	Consent of Davidson & Company LLP

23.2*	Consent of Michael Dufresne

23.3*	Consent of Steven Koehler

Certifications
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1850

Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2015

99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015

99.3*	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2015

* Previously Filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Form 40-F/A and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Gold Standard Ventures Corp.

By:	/s/ Jonathan T. Awde
Name:	Jonathan T. Awde
Title:	CEO and President

Date:  November 2, 2016