Form 40-F
period 2016-12-31
Gold Standard Ventures Corp.
filed 2017-03-31
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.4C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission file number: 1-35571

Gold Standard Ventures Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable

(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 221,516,735 common shares (as of December 31, 2016).

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”) for the year ended December 31, 2016 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”) for the year ended December 31, 2016, including the Independent Auditors’ Report of Registered Public Accounting Firm, are attached as Exhibit 99.3 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2016 is attached as Exhibit 99.2 of this Form 40-F.

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

Forward-looking statements contained or incorporated by reference in this annual report relating to the Company may pertain to the following, among others: exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof,  performance characteristics of our mineral properties, drilling, results of our various projects, existence of mineral resources or reserves and timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Our estimates and assumptions contained or incorporated by reference in this annual report, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, or as otherwise expressly incorporated herein by reference as well as:

•	the results of our proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;
•	our assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;
•	the quantity and grade of mineral resources contained in the Pinion and Dark Star Deposits located within the Railroad-Pinion Project are accurate in all material respects;
•	the sufficiency of our current working capital to carry out the recommended work programs and drilling on the Railroad-Pinion Project including, but not limited to, the Pinion and Dark Star Deposits and our ability to raise additional financing on reasonably commercial terms to complete such programs as recommended in the 2017 Railroad-Pinion Report on a timely basis;
•	the price for gold and other precious metals will not fall significantly below current levels;
•	we will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;
•	we will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;
•	we will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet our needs from time to time;
•	our capital and operating costs will not increase significantly from current levels;
•	key personnel will continue their employment with us and we will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner;
•	there will be no significant adverse changes in the Canada/U.S. currency exchange rate;
•	there will be no significant changes in our ability to comply with environmental, safety and other regulatory requirements; and
•	the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to our properties and operations.

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

This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our AIF attached hereto as Exhibit 99.1 under the headings Item 8 “Risk Factors” and Item 2.1 “Cautionary Note Regarding Forward Looking Statements and Forward Looking Information” and elsewhere in the AIF, and in the documents incorporated by reference to this Form 40-F and the AIF.  In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2016, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.745.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Form 40-F in accordance with Canadian disclosure requirements, which differ from those of the SEC. We have prepared our financial statements, which are filed as Exhibit 99.3 to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they are not comparable with financial statements of U.S. and other companies prepared in accordance with U.S. generally accepted accounting principles.

RESOURCE AND RESERVE ESTIMATES

We prepared the AIF and the MD&A, attached as Exhibits 99.1 and 99.2 to this Form 40-F and incorporated by reference herein in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Form 40-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the Securities Act. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

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

U.S. holders of our common shares should be aware that we believe that for U.S. federal income tax purposes we were classified as a passive foreign investment company (“PFIC”) during the tax year ended December 31, 2016 and, based upon current business plans and financial expectations, we expect to be classified as a PFIC for the tax year ending December 31, 2017.

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

Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Internal Controls over Financial Reporting Procedures” in our MD&A attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2016, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2016 and 2015. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 19.9: “Audit Committee - External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2016, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

CONTRACTUAL OBLIGATIONS

Contractual Obligations	Payments Due by Period
	Total	Fiscal 2017	Fiscal 2018 - 2019	Fiscal 2020 - 2021	After 2021
	CDN$	CDN$	CDN$	CDN$	CDN$
Office Lease	240,249	69,519	170,730	-	-
Consulting Agreements [1,3]	3,715,020	743,004	1,486,008	1,486,008	Ongoing
Employment Agreements [2,4]	2,740,480	548,096	1,096,192	1,096,192	Ongoing
Mining leases and agreements[5]	17,489,044	3,658,742	7,300,618	6,529,684	Ongoing
Total Contractual Obligations	24,184,793	5,019,361	10,053,548	9,111,884	Ongoing

1	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
2	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.

3	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.

4	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.

5	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the mineral projects.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2016, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

Consents
23.1	Consent of Davidson & Company LLP

23.2	Consent of Michael Dufresne

23.3	Consent of Steven Koehler

23.4	Consent of Mac Jackson

Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1850

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2016

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016

99.3	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2016

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Gold Standard Ventures Corp.

By:	/s/ Jonathan T. Awde
Name:	Jonathan T. Awde
Title:	CEO and President

Date: March 30, 2017