Form 40-F
period 2017-12-31
Gold Standard Ventures Corp.
filed 2018-03-30
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017     Commission file number: 1-35571

Gold Standard Ventures Corp.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

Suite 610 – 815 West Hastings Street
Vancouver, B.C. V6C 1B4
(604) 669-5702
(Address and telephone number of Registrant’s principal executive offices)

Gold Standard Ventures (US) Inc.
2320 Last Chance Road
Elko, Nevada 89801
(775) 738-9572
(Name, address and telephone number of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE AMERICAN

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information Form [ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 233,536,671 common shares (as of December 31, 2017).

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes 82- _________ No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [   ]

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company [   ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

[   ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”) for the year ended December 31, 2017 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”) for the year ended December 31, 2017, including the Independent Auditors’ Report of Registered Public Accounting Firm, are attached as Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2017 is attached as Exhibit 99.3 of this Form 40-F.

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

  the quantity and grade of mineral resources contained in the Railroad-Pinion Project are accurate in all material respects;

  the sufficiency of our current working capital to carry out the recommended work programs and drilling on the Railroad-Pinion Project including, but not limited to the North Bullion deposit, the Dark Star deposit and the Pinion deposit, as recommended in the Railroad-Pinion Report on a timely basis;

  the price for gold, other precious metals and commodities will not change significantly from current levels;

  we will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

  we will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

  the involvement by some of our directors and officers with other natural resource companies will not result in a conflict of interest which adversely effects our company;

  we will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet our needs from time to time;

  our capital and operating costs will not increase significantly from current levels;

  key personnel will continue their employment with us and we will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

  there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

  there will be no significant changes in our ability to comply with environmental, safety and other regulatory requirements; and

  the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and our operations.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2017, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.799

NOTE TO UNITED STATES READERS-DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

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

Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2017, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

CORPORATE GOVERNANCE

We are subject to a variety of corporate governance guidelines and requirements of the Toronto Stock Exchange, the NYSE American (the “NYSE American”), the Canadian Securities Administrators and the SEC. We believe that we meet or exceed the applicable corporate governance requirements. Although we are listed on the NYSE American, we are not required to comply with all of that exchange's corporate governance rules which are applicable to U.S. companies. The significant ways in which the NYSE American governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings, shareholder approval for issuance of common shares that could result in a 20% increase in the number of outstanding common shares, and shareholder approval for amendments to option plans. A company seeking relief under or from these provisions must provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. In addition, the company must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to NYSE American standards. This disclosure may be provided on the company’s website but must be included in the company’s annual report distributed to shareholders in the United States.

We review our governance practices and monitor developments in Canada and the United States on an ongoing basis to ensure we remain in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of our shareholders and contribute to effective and efficient decision making.

AUDIT COMMITTEE

Audit Committee

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our Audit Committee are identified under the heading Item 19. “Audit Committee” in the AIF which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are financially literate and independent, as such terms are defined by the NYSE American’s corporate governance listing standards applicable to us and as determined by Rule 10A-3 under the Exchange Act.

Audit Committee Financial Expert

The Board has determined that Zara Boldt, Chair of the Audit Committee, is “independent” and has the necessary qualifications to be designated as an “audit committee financial expert,” within the meaning of applicable SEC rules and NYSE American rules.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 18.9: “Audit Committee - External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 18.8 “Audit Committee - Pre-Approval Policies and Procedures” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2017, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations and Commitments” in the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

	Payments Due by Period
Contractual Obligations	Total	2018	2019 to 2020	2021 to 2022	After 2022
	CDN$	CDN$	CDN$	CDN$	CDN$
Office Leases	818,052	205,563	366,607	245,882	-
Consulting Agreements [1,3]	3,045,000	609,000	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	3,597,530	719,506	1,439,012	1,439,012	Ongoing
Mining leases and agreements[5,6]	14,090,546	3,278,009	6,096,871	4,715,666	Ongoing

1	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
2	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
3	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years and reflects the resignation of Richard Silas as Corporate Secretary of the Company in June 2017.
4	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years and includes the appointment of Glenn Kumoi as Vice President - General Counsel and Corporate Secretary of the Company in June, 2017.
5	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 29, 2017 of US$1.00 = C$1.2545.
6	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the newly acquired Lewis Gold Project in good standing.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2017, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices required by Rule 104 of Regulation BTR during the fiscal year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

EXHIBIT INDEX

Consents
23.1	Consent of Davidson & Company LLP

23.2	Consent of Michael B. Dufresne, M.Sc., P.Geol., P.Geo.

23.3	Consent of Steven J. Nicholls, BA.Sc., MAIG

23.4	Consent of Steven R. Koehler, B.Sc., QP, CPG

23.5	Consent of Gary Simmons, B.Sc., QP, MMSA

Certifications
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1850

Annual Information
99.1	Annual Information Form of the Company for the year ended December 31, 2017

99.2	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2017

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2017

101.1	The following financial information from the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Operations and Comprehensive Earnings; (2) Consolidated Balance Sheets; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statements of Shareholders’ Equity and (5) Notes to Consolidated Financial Statements.*

*	To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Form 40-F and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Gold Standard Ventures Corp.

By: /s/ Jonathan T. Awde
Name:	Jonathan T. Awde
Title:	CEO and President

Date: March 29, 2018