Form 40-F/A
period 2017-12-31
Gold Standard Ventures Corp.
filed 2018-04-27
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

This Amendment No. 1 (the “Amendment”) to Form 40-F of the Registrant amends the Registrant’s Form 40-F for the year ended December 31, 2017 that was filed with the Securities and Exchange Commission on March 30, 2018 (the “Original 40-F”). This Amendment does not reflect a change in the results of operations of the registrant or in any information in the Original 40-F other than to furnish Exhibit 101 to the Original 40-F, which contains the XBRL Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T. This Amendment does not reflect events occurring after the filing of the Original 40-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendment discussed above. Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Original 40-F in its entirety is attached to this Amendment.

EXHIBIT INDEX

Consents
23.1*	Consent of Davidson & Company LLP

23.2*	Consent of Michael B. Dufresne, M.Sc., P.Geol., P.Geo.

23.3*	Consent of Steven J. Nicholls, BA.Sc., MAIG

23.4*	Consent of Steven R. Koehler, B.Sc., QP, CPG

23.5*	Consent of Gary Simmons

Certifications
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1850

Annual Information
99.1*	Annual Information Form of the Company for the year ended December 31, 2017

99.2*	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2017

99.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2017

101.1	The following financial information from the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Financial Position; (2) Consolidated Statements of Loss and Comprehensive Loss; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statements of Changes in Shareholders’ Equity and (5) Notes to Financial Statements.

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing this Form 40-F/A and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Gold Standard Ventures Corp.

By: /s/ Jonathan T. Awde
Name:	Jonathan T. Awde
Title:	CEO and President

Date: April 27, 2018