Form 40-F
period 2018-12-31
Gold Standard Ventures Corp.
filed 2019-03-28
CIK 1321847

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2018	Commission File Number: 001-35571

____________________

Gold Standard Ventures Corp.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 610 – 815 West Hastings Street
Vancouver, B.C. V6C 1B4
(604) 669-5702
(Address and telephone number of registrant’s principal executive offices)

____________________

Gold Standard Ventures (US) Inc.
2320 Last Chance Road
Elko, Nevada 89801
(775) 738-9572
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE American LLC

____________________

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, there were 259,809,678 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

[ X ] Yes [   ] No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[   ] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

EXPLANATORY NOTE

Gold Standard Ventures Corp. (the “Registrant”, “we” or “us”) is a Canadian corporation eligible to prepare this annual report (the “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, our equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”) for the year ended December 31, 2018 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”) for the year ended December 31, 2018, including the Independent Auditors’ Report of Registered Public Accounting Firm, are attached as Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2018 is attached as Exhibit 99.3 of this Form 40-F.

D. Certifications

See Exhibits 31.1, 31.2, 32.1 and 32.2 to this Form 40-F.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F and the exhibits attached hereto contain “forward-looking statements,” as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act, that are based on our current expectations, assumptions, estimates and projections. These forward-looking statements are subject to various known and unknown risks and uncertainties. Generally, the forward-looking statements can be identified by the use of terminology followed by or that include words such as “may”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “seeks”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments.

Forward looking statements include known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the forward-looking statements made by, or on our behalf. The forward looking statements referred to in our Annual Information Form (the “AIF”) attached hereto as Exhibit 99.1 under the headings Item 2.1 “Cautionary Note Regarding Forward Looking Statements and Forward Looking Information” and Item 7.1 “Risks Relating to the Company” and in the documents incorporated by reference to this Form 40-F are not exhaustive of the factors that may affect any of our forward-looking statements. In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2018, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.7329.

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

RESOURCE AND RESERVE ESTIMATES

The AIF, attached hereto as Exhibit 99.1, and the Management Discussion and Analysis, attached hereto as Exhibit 99.3 (the “MD&A”), both incorporated by reference herein, were prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission’s

(the “SEC”) Industry Guide 7. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Annual Report, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

U.S. investors should also understand that “inferred” resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred” resources exist, are economically or legally mineable or will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred” resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations; however, Industry Guide 7 generally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the Annual Report, or in the documents incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Internal Controls over Financial Reporting Procedures” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Our independent registered public accounting firm Davidson & Company LLP has audited our management’s assessment of our internal control over financial reporting. Davidson & Company LLP’s report is located with our Audited Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

C.	Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2018, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NYSE AMERICAN STATEMENT OF CORPORATE GOVERNANCE DIFFERENCES

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2018 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

A.	Audit Committee

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act (the “Audit Committee”). The members of our Audit Committee are identified under the heading Item 18 “Audit Committee” in the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein. In the opinion of the Board, all members of the Audit Committee are “financially literate” and “independent,” as such terms are defined by the NYSE

American’s corporate governance listing standards applicable to us and as determined by Rule 10A-3 under the Exchange Act.

B.	Audit Committee Financial Expert

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

C.	Audit Committee Charter

Our Audit Committee Charter is provided in Schedule A to the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein. The Charter also is available in print to any shareholder that provides us with a written request.

CODE OF ETHICS

We have adopted a Code of Business Ethics (the “Code”) covering our executive officers. The Code is available on our website in our Corporate Policy Manual at http://goldstandardv.com/corporate/governance/ and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2018, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

PRINCIPAL ACCOUNTING FEES

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and December 31, 2017. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 18.9: “External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2018 information with respect to our known contractual obligations.

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
	CDN$	CDN$	CDN$	CDN$	CDN$
Office Leases	657,466	215,485	332,845	109,136	-
Consulting Agreements [1,3]	3,045,000	609,000	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	3,586,460	717,292	1,434,584	1,434,584	Ongoing
Mining Leases and Agreements [5,6]	14,416,866	3,368,210	6,318,974	4,729,682	Ongoing
Total	21,705,792	4,909,987	9,304,403	7,491,402	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2018 of US$1.00 = C$1.3642
(6)

Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the newly acquired Lewis Gold Project in good standing.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended

December 31, 2018, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

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

UNDERTAKINGS

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

We have previously filed with the SEC a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of our agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing our file number.

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended December 31, 2018

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2018 and notes thereto, together with the report of auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2018

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP

99.9	Consent of Michael B. Dufresne, M.Sc., P.Geol., P.Geo.

99.10	Consent of Steven J. Nicholls, BA.Sc., MAIG

101.1	The following financial information from the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Financial Position; (2) Consolidated Statements of Loss and Comprehensive Loss; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statements of Changes in Shareholders’ Equity; and (5) Notes to Financial Statements.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD STANDARD VENTURES CORP.
/s/ Jonathan T. Awde
Name: Jonathan T. Awde
Title: President and Chief Executive Officer
Date: March 28, 2019