Form 40-F
period 2019-12-31
Gold Standard Ventures Corp.
filed 2020-03-30
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2019	Commission File Number: 001-35571

____________________

Gold Standard Ventures Corp.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

Suite 610 – 815 West Hastings Street
Vancouver, B.C. V6C 1B4
(604) 669-5702
(Address and telephone number of registrant’s principal executive offices)

____________________

Gold Standard Ventures (US) Inc.
2320 Last Chance Road
Elko, Nevada 89801
(775) 738-9572
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

____________________

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol	Name of Each Exchange On Which Registered:
Common Shares, no par value	GSV	NYSE American LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, there were 277,527,886 common shares outstanding.

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”) for the year ended December 31, 2019 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”) for the year ended December 31, 2019, including the Independent Auditors’ Report of Registered Public Accounting Firm, are attached as Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2019 is attached as Exhibit 99.3 of this Form 40-F.

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

Forward looking statements include known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the forward-looking statements made by, or on our behalf. The forward looking statements referred to in our AIF attached hereto as Exhibit 99.1 under the headings Item 2.1 “Cautionary Note Regarding Forward Looking Statements and Forward Looking Information” and Item 7.1 “Risks Relating to the Company” and in the documents incorporated by reference to this Form 40-F are not exhaustive of the factors that may affect any of our forward-looking statements. In addition, although we have attempted to identify important factors that could cause actual achievements, events or conditions to differ materially from those identified in the forward-looking statements, there may be other factors that cause achievements, events or conditions not to be as anticipated, estimated or intended.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2019, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.7715.

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

RESOURCE AND RESERVE ESTIMATES

The AIF, attached hereto as Exhibit 99.1, and the MD&A, both incorporated by reference herein, were prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC’s Industry Guide 7. Resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

Without limiting the foregoing, this Annual Report, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources and “proven” and “probable” mineral reserves. U.S. investors are cautioned that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

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

B.	Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Management’s Report on Internal Controls over Financial Reporting” in our MD&A attached as Exhibit 99.3 to this annual report on Form 40-F and incorporated by reference herein.

Our independent registered public accounting firm Davidson & Company LLP has audited our management’s assessment of our internal control over financial reporting. Davidson & Company LLP’s report is located with our Audited Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

C.	Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2019, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2019, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

PRINCIPAL ACCOUNTING FEES

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2019 and December 31, 2018. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 18.9: “External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2019 information with respect to our known contractual obligations.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	CDN$	CDN$	CDN$	CDN$	CDN$
Office Leases	421,969	167,404	254,565	-	-
Consulting Agreements [1,3]	3,045,000	609,000	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	4,791,185	958,237	1,916,474	1,916,474	Ongoing
Mining Leases and Agreements [5,6]	13,454,269	3,240,506	5,597,828	4,615,935	Ongoing
Total	21,712,423	4,975,147	8,986,867	7,750,409	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2019 of US$1.00 = C$1.2988
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the newly acquired Lewis Gold Project in good standing.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2019, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

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

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board by:

writing to:	Jonathan T. Awde President and CEO Suite 610 – 815 West Hastings St. Vancouver, BC V6C 1B4
calling: emailing:	1-604-669-5702 jonathan@goldstandardv.com

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2019

99.2	Audited Consolidated Financial Statements for the year ended December 31, 2019 and notes thereto, together with the report of auditors thereon

99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2019

99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of Davidson & Company LLP

99.9	Consent of Art Ibrado

99.10	Consent of Matthew Sletten

99.11	Consent of Steven Ristorcelli

99.12	Consent of Michael Dufresne

99.13	Consent of Michael Lindholm

99.14	Consent of Thomas Dyer

99.15	Consent of Gary Simmons

99.16	Consent of Carl Defilippi

99.17	Consent of Richard DeLong

99.18	Consent of Kenneth Myers

99.19	Consent of Steven Koehler

101	The following financial information from the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, formatted in Inline XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Financial Position; (2) Consolidated Statements of Loss and Comprehensive Loss; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statements of Changes in Shareholders’ Equity; and (5) Notes to Financial Statements.

104	Cover Page to this Annual Report on Form 40-F, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD STANDARD VENTURES CORP.

/s/ Jonathan T. Awde
Name: Jonathan T. Awde
Title: President and Chief Executive Officer
Date: March 30, 2020