Form 40-F
period 2020-12-31
Gold Standard Ventures Corp.
filed 2021-03-29
CIK 1321847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2020	Commission File Number: 001-35571

Gold Standard Ventures Corp.
(Exact name of registrant as specified in its charter)

British Columbia	1040	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
Incorporation or Organization)	Code)	Identification No.)

Suite 610 - 815 West Hastings Street
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
As of December 31, 2020, there were 318,006,340 common shares outstanding.

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
[   ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
[ X ]

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”) for the year ended December 31, 2020 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”) for the year ended December 31, 2020, including the Independent Auditors’ Report of Registered Public Accounting Firm, are attached as Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2020 is attached as Exhibit 99.3 of this Form 40-F.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.7841.

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

RESOURCE AND RESERVE ESTIMATES

The AIF and the MD&A, both incorporated by reference herein, were prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These definitions differ significantly from the definitions in requirements under United States securities laws adopted by the SEC.

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Investors are cautioned not to assume that all or any part of mineral reserves and mineral resources determined in accordance with NI 43-101 and CIM standards will qualify as, or be identical to, mineral reserves and mineral resources estimated under the standards of the SEC applicable to U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. As a foreign private issuer filing this Annual Report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC's new rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the new SEC rules, which differ from the requirements of NI 43-101 and the CIM standards.

Accordingly, information contained in the AIF and MD&A incorporated by reference in this Annual Report on Form 40-F that contain descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DISCLOSURE CONTROLS AND PROCEDURES

A.	Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out under the supervision of, and with the participation of our management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Annual Report, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by us in reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting

For management’s report on internal control over financial reporting, see “Management’s Report on Internal Controls over Financial Reporting” in our MD&A attached as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.1

____________________
1 NTD: Cross-reference to be confirmed upon receipt of MD&A.

Our independent registered public accounting firm Davidson & Company LLP has audited our management’s assessment of our internal control over financial reporting. Davidson & Company LLP’s report is located with our Audited Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

C.	Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2020, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2020 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2020, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

PRINCIPAL ACCOUNTING FEES

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2020 and December 31, 2019. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 18.9: “External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

For a description of our pre-approval policies and procedures related to the provision of non-audit services, see Item 18.8 “Audit Committee - Pre-Approval Policies and Procedures” and Item 18.9:

“External Audit Service Fees (By Category)” in the AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2020 information with respect to our known contractual obligations.

Payments due by period

		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
	CDN$	CDN$	CDN$	CDN$	CDN$
Office Leases	310,887	209,031	101,856	-	-
Consulting Agreements [1,2]	845,000	169,000	338,000	338,000	Ongoing
Mining Leases and Agreements [3,4]	14,220,371	3,321,779	5,735,766	5,162,826	Ongoing
Total	15,376,258	3,699,810	6,175,622	5,500,826	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(3)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2020 of US$1.00 = C$1.2732
(4)

Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended December 31, 2020, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

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

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board by:

•	writing to:	Jason Attew
President and CEO
Suite 610 - 815 West Hastings St.
Vancouver, BC V6C 1B4
•	calling:	1-604-669-5702
•	emailing:	jason.attew@goldstandardv.com

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

EXHIBIT INDEX2

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2020
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2020 and notes thereto, together with the report of auditors thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2020
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP
99.9	Consent of Art Ibrado
99.10	Consent of Matthew Sletten
99.11	Consent of Steven Ristorcelli
99.12	Consent of Michael Dufresne
99.13	Consent of Michael Lindholm
99.14	Consent of Thomas Dyer
99.15	Consent of Gary Simmons
99.16	Consent of Carl Defilippi
99.17	Consent of Richard DeLong
99.18	Consent of Kenneth Myers
99.19	Consent of Steven Koehler
99.20	Consent of Warren Black
99.21	Consent of Steven Nicholls
101	The following financial information from the Company’s audited annual consolidated financial statements for the year ended December 31, 2020, formatted in XBRL

____________________
2 NTD: List of expert/QP consents to be finalized upon receipt of MD&A.

(Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Financial Position; (2) Consolidated Statements of Loss and Comprehensive Loss; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statements of Changes in Shareholders Equity; and (5) Notes to Financial Statements.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD STANDARD VENTURES CORP.
/s/ Jason Attew
Name: Jason Attew
Title: President and Chief Executive Officer

Date: March 29, 2021