Form 40-F
period 2021-12-31
Gold Standard Ventures Corp.
filed 2022-03-29
CIK 1321847

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2021
Commission File Number: 001-35571
Gold Standard Ventures Corp.
(Exact name of registrant as specified in its charter)

British Columbia

(Province or Other Jurisdiction of Incorporation or Organization)

1040

(Primary Standard Industrial Classification Code)

Not Applicable

(I.R.S. Employer Identification No.)

Suite 610 - 815 West Hastings Street

Vancouver, BC, CanadaV6C 1B4

(604) 669-5702

(Address and telephone number of registrant’s principal executive offices)

Gold Standard Ventures (US) Inc.

2320 Last Chance Road

Elko, Nevada89801

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

☒ Annual Information Form ☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2021, there were 357,970,251 common shares outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

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

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and incorporated by reference herein:

A. Annual Information Form

Our Annual Information Form (the “AIF”) for the year ended December 31, 2021 is attached as Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

Our audited annual financial statements (“Audited Financial Statements”) for the year ended December 31, 2021, including the Independent Auditors’ Report of Registered Public Accounting Firm, are attached as Exhibit 99.2 of this Form 40-F. The Audited Financial Statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

C. Management’s Discussion and Analysis

Our management’s discussion and analysis (the “MD&A”) for the year ended December 31, 2021 is attached as Exhibit 99.3 of this Form 40-F.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2021, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was CDN$1.00 = US$0.7827.

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

RESOURCE AND RESERVE ESTIMATES

The AIF and the MD&A, both incorporated by reference herein, were prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum Classification System (the “CIM”) “Standards on Mineral Resources and Mineral Reserves”, adopted by the CIM Council, as amended. Canadian standards, including NI 43-101, differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). Accordingly, resource and reserve information and other scientific and technical information contained in the documents incorporated by reference into this Annual Report on Form 40-F may not be comparable to similar information disclosed by U.S. companies subject to the SEC’s reporting and disclosure requirements.

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

B.        Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, and based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021. For management’s report on internal control over financial reporting, see “Management’s Report on Internal Controls over Financial Reporting” in our MD&A attached as Exhibit 99.3 to this Annual Report on Form 40-F and incorporated by reference herein.

Our independent registered public accounting firm Davidson & Company LLP (Vancouver, British Columbia, PCAOB ID No. 731) has audited and issued an attestation report on our management’s assessment of our internal control over financial. Davidson & Company LLP’s report is located with our Audited Consolidated Financial Statements, which are incorporated herein by reference to Exhibit 99.2.

C.        Changes in Internal Controls over Financial Reporting

During the fiscal year ended December 31, 2021, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics Policy (the “Code”) covering our executive officers. The Code is available on our website in our Corporate Policy Manual at http://goldstandardv.com/corporate/esg/ and from our office at the address listed on the cover of this Form 40-F.

All amendments and all waivers of the Code to the officers covered by it will be posted on our website, furnished to the SEC as required, and provided to any shareholder who requests them. During the fiscal year ended December 31, 2021, we did not grant any waiver, including an implicit waiver, from a provision of the Code to any executive officer or director.

PRINCIPAL ACCOUNTING FEES

Davidson & Company LLP acted as our independent registered public accounting firm for the fiscal years ended December 31, 2021 and December 31, 2020. For a description of the total amount Davidson & Company LLP billed to us for services performed in the last two fiscal years by category of service (audit fees, audit-related fees, tax fees and all other fees), see Item 18.9: “External Audit Service Fees (By Category)” in our AIF, which is attached as Exhibit 99.1 to this Form 40-F and incorporated by reference herein.

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

CONTRACTUAL AND OTHER OBLIGATIONS

Information regarding our contractual and other obligations is included in the Management Discussion and Analysis incorporated herein by reference to Exhibit 99.3, under the heading “Liquidity, Financial Position and Capital Resources”.

MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Review Administration under the Federal Mine Safety and Health Act of 1977. During the fiscal year ended

December 31, 2021, we were not subject to any citations, orders or other legal actions under the Federal Mine Safety and Health Act of 1977.

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

CONTACTING THE BOARD

Shareholders, employees and other interested parties may communicate directly with the Board by:

●	writing to:	Jason Attew
President and CEO
Suite 610 – 815 West Hastings St.
Vancouver, BC V6C 1B4
●	calling:	1-604-669-5702
●	emailing:	jason.attew@goldstandardv.com

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

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

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this Annual Report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form of the Company for the year ended December 31, 2021
99.2	Audited Consolidated Financial Statements for the year ended December 31, 2021 and notes thereto, together with the report of auditors thereon
99.3	Management’s Discussion and Analysis of the Company for the year ended December 31, 2021
99.4	Certifications by the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certifications by the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certifications by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certifications by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Davidson & Company LLP
99.9	Consent of Art Ibrado
99.10	Consent of Matthew Sletten
99.11	Consent of Michael Lindholm
99.12	Consent of Thomas Dyer
99.13	Consent of Gary Simmons
99.14	Consent of Richard DeLong
99.15	Consent of Jordan Anderson
99.16	Consent of Benjamin Bermudez
99.17	Consent of Kevin Lutes
99.18	Consent of Richard Yancey
101	The following financial information from the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, formatted in Inline XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (1) Consolidated Statements of Financial Position; (2) Consolidated Statements of Loss and Comprehensive Loss; (3) Consolidated Statements of Cash Flows; (4) Consolidated Statements of Changes in Shareholders’ Equity; and (5) Notes to Financial Statements.
104	Cover Page to this Annual Report on Form 40-F, formatted in Inline XBRL

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD STANDARD VENTURES CORP.

/s/ Jason Attew
Name: Jason Attew
Title: President and Chief Executive Officer
Date: March 29, 2022